As filed with the Securities and Exchange Commission on April 5, 2019

Securities Act File No. 333-227605

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

GREAT ELM CAPITAL CORP.

(Registrant’s Exact Name as Specified in Charter)

800 South Street, Suite 230

Waltham, Massachusetts 02453

(Address of Principal Executive Offices)

(617) 375-3006

(Registrant’s Telephone Number, including Area Code)

Peter A. Reed

Chief Executive Officer and President

Great Elm Capital Corp.

800 South Street, Suite 230

Waltham, Massachusetts 02453

(Name and Address of Agent for Service)

COPIES TO:

Rory T. Hood Jones Day 250 Vesey Street New York, New York 10281 (212) 326-3939	Thomas J. Friedmann Matthew J. Carter Dechert LLP One International Place 100 Oliver Street Boston, Massachusetts 02110 (617) 728-7100

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Check box if any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan.   ☐

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.

☐

This Form is filed to register additional securities for an offering pursuant Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is                     .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(3)
% Notes due 2024	$50,000,000	$25	$50,000,000	$6,225

(1)	Estimated solely for purposes of calculating the registration fee per Rule 457(a).
(2)	Includes notes that may be issued pursuant to the underwriters’ over-allotment option.
(3)

Prior to the initial filing of this registration statement, $11,102,000 aggregate principal amount of securities remained registered and unsold pursuant to Registration Statement No. 333-221882, which was initially filed on December 4, 2017 and declared effective on January 11, 2018. Pursuant to Rule 457(p), $1,382 of the entire fee of $6,225 required in connection with the initial registration of $50,000,000 aggregate principal amount of securities under this registration statement is being offset against the $7,093 filing fee associated with the unsold securities registered under Registration Statement No. 333-221882, and the additional $4,843 was previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(C), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 5, 2019

PROSPECTUS

$

GREAT ELM CAPITAL CORP.

    % NOTES DUE 2024

Great Elm Capital Corp. is a specialty finance company that is a closed-end, non-diversified management investment company. We have elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). We are an “emerging growth company” within the meaning of the Jumpstart Our Business Startups (JOBS) Act (the “JOBS Act”). Our investment objective is to seek to generate both current income and capital appreciation, while seeking to protect against risk of capital loss, by investing predominantly in the debt instruments of middle-market companies, which we generally define as companies with enterprise values between $100.0 million and $2.0 billion. We are externally managed by Great Elm Capital Management, Inc. (“GECM”), who provides the administrative and other services necessary for us to operate.

We are offering $            in aggregate principal amount of     % notes due 2024 (the “Notes”). The Notes will mature on             , 2024. We will pay interest on the Notes on             ,              ,              and              of each year, beginning             ,             . We may redeem the Notes in whole or in part at any time or from time to time on or after             ,            , at our option, at the redemption price equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest, as discussed under “Description of the Notes—Optional Redemption” in this prospectus. Holders of the Notes will not have the option to have the Notes repaid prior to the stated maturity date. The Notes will be issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

The Notes will be our direct unsecured obligations and rank pari passu, or equal, with all outstanding and future unsecured unsubordinated indebtedness issued by us. The Notes will be effectively subordinated, or junior in right of payment, to any future secured indebtedness that we may incur and structurally subordinated to all future indebtedness and other obligations of our subsidiaries.

We intend to list the Notes on The Nasdaq Global Market (“Nasdaq”) and we expect trading to commence thereon within 30 days of the original issue date under the trading symbol “GECCN.” The Notes are expected to trade “flat.” This means that purchasers will not pay, and sellers will not receive, any accrued and unpaid interest on the Notes that is not included in the trading price. Currently, there is no public market for the Notes.

An investment in the Notes is subject to risks and involves a heightened risk of total loss of investment. In addition, the companies in which we invest are subject to special risks. For example, our debt securities either are, or if rated would be, rated below investment grade by independent rating agencies. Below investment grade securities, which are often referred to as “high yield” or “junk,” are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The Notes may be illiquid and difficult to value and typically do not require repayment of principal before maturity, which potentially heightens the risk that we may lose all or part of our investment. Further, our investment in Avanti Communications Group plc (“Avanti”), which represented approximately 19% of our investment portfolio (excluding cash and short-term investments) as of December 31, 2018 and 29% of our total investment income for the year ended December 31, 2018, has resulted in significant payment-in-kind (“PIK”) interest, which significantly increases our exposure to the aforementioned risks. PIK income represented 30% of our total interest income for the year ended December 31, 2018. Please see “Risk Factors—Risks Relating to Our Investments—We may lose all of our investment in Avanti.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus to read about factors you should consider, including the risk of leverage, before investing in the Notes.

This prospectus sets forth concisely important information you should know before investing in the Notes. Please read it and the documents we refer you to carefully in their entirety before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission (the “SEC”). We maintain a website at http://www.greatelmcc.com and we make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through such website. Information on our website is not incorporated or a part of this prospectus. You may also obtain free copies of our annual and quarterly reports and make stockholder inquiries by contacting us at Great Elm Capital Corp., 800 South Street, Suite 230, Waltham, Massachusetts 02453 or by calling us collect at (617) 375-3006. The SEC maintains a website at http://www.sec.gov where such information is available without charge.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$	$
Underwriting Discount and Commissions (sales load)	$	$
Proceeds to us, before expenses (1)	$	$

(1)	Before deducting expenses payable by us related to this offering, estimated at $600,000, or approximately $ per Note. See “Underwriting.”

The underwriters may also purchase up to an additional $             aggregate principal amount of the Notes offered hereby, to cover over-allotments, if any, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total public offering price would be $                , the total underwriting discount and commissions (sales load) paid by us would be $            , and total proceeds to us, before expenses, would be $            .

THE NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

Delivery of the Notes in book-entry form only through The Depository Trust Company will be made on or about                     , 2019.

Ladenburg Thalmann	Janney Montgomery Scott

Incapital

This prospectus is dated                    , 2019.

i

ABOUT THIS PROSPECTUS

You should read this prospectus carefully before you invest in the Notes. This prospectus and the exhibits to the registration statement to which this prospectus relates contain the terms of the Notes we are offering. It is important for you to read and consider all of the information contained in this prospectus before making your investment decision. See “Where You Can Find More Information” in this prospectus.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized any other person to provide you with additional information, or with information different from that contained in this prospectus. We and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give to you. We and the underwriters are not making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities to which it relates. You should assume that the information appearing in this prospectus is accurate only as of the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since such date. To the extent required by law, we will amend or supplement the information contained in this prospectus. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

The terms “we,” “us,” “our,” “the Company” and “GECC” in this prospectus refer to Great Elm Capital Corp., a Maryland corporation, and its subsidiaries for the periods after our consummation of the formation transactions (as described under “The Company—Formation Transactions and Merger,” the “Formation Transactions”) and the merger of Full Circle Capital Corporation, a Maryland corporation (“Full Circle”) with and into us (the “Merger”).

ii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under “Risk Factors” in this prospectus and the other information included in this prospectus and the documents to which we have referred.

Unless otherwise noted, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Great Elm Capital Corp.

GECC is a Maryland corporation that was formed in April 2016 and commenced operations on November 3, 2016 following the Merger. We operate as a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a BDC under the Investment Company Act. In addition, for tax purposes, we elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), beginning with our tax year starting October 1, 2016.

Our investment objective is to seek to generate both current income and capital appreciation, while seeking to protect against risk of capital loss, by investing predominantly in the debt instruments of middle-market companies, which we generally define as companies with enterprise values between $100.0 million and $2.0 billion.

To achieve our investment objectives, we primarily focus on investing in secured and senior unsecured debt instruments in middle-market companies that offer sufficient downside protection but with the opportunity to unlock substantial return potential (interest income plus capital appreciation and fees, if any) that appropriately recognizes potential investment risks.

We target investments that we perceive to be undervalued due to over-leveraging or which operate in industries experiencing cyclical declines and may trade at discounts to their original issue prices. We source these transactions in the secondary markets and occasionally directly with issuers.

We seek to protect against risk of loss by investing in borrowers with tangible and intangible assets, where GECM believes asset values are expected to, or do, exceed our investment and any debt that is senior to, or ranks in parity with, our investment. GECM’s investment process includes a focus on an investment’s contractual documents, as it seeks to identify rights that enhance an investment’s risk protection and avoid contracts that compromise potential returns or recoveries. Although we intend to focus on senior debt instruments of middle-market companies, we may make investments throughout a company’s capital structure, including subordinated debt, mezzanine debt, and equity or equity-linked securities.

Common stock of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset value. Our common stock has historically traded at a discount to our net asset value.

We are generally unable to sell our common stock at a price below net asset value per share. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage. We may, however, sell our common stock at a price below net asset value per share: (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our stockholders or (3) under such other circumstances as the SEC may permit.

Before the Merger, we acquired a portfolio of fixed income securities (the “Initial GECC Portfolio”) from private investment funds (the “MAST Funds”) managed by MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), a 14-year-old Boston-based middle-market, credit-focused investment manager. The investments included in the Initial GECC Portfolio had a collective fair value of approximately $90.0 million as of June 30, 2016, which represented approximately 26.5%, 24.3% and 5.0%, respectively, of the June 30, 2016 total assets of the three contributing MAST Funds. See “The Company—Formation Transactions and Merger.”

We may be required to hold higher levels of cash, money market funds, or other short-term securities in order to pay our expenses or make distributions to stockholders in the ordinary course of business given the relatively high percentage of our total investment income represented by PIK income. See “Risk Factors—Risks Related to Our Investments—We may hold a significant portion of our portfolio assets in cash, cash equivalents, money market mutual funds, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less, which may have a negative impact on our business and operations.”

Our and GECM’s principal executive offices are currently located at 800 South Street, Suite 230, Waltham, Massachusetts 02453, and our telephone number is (617) 375-3006. We maintain a website located at http://www.greatelmcc.com. Information on our website is not incorporated into or a part of this prospectus.

We are and will remain an “emerging growth company” as defined in the JOBS Act until the earliest of (a) December 31, 2021, (b) the last day of the fiscal year (i) in which we have total annual gross revenue of at least $1.0 billion or (ii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of the previous second fiscal quarter, and (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an “emerging growth company” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We cannot predict if investors will find our securities less attractive because we will rely on some or all of these exemptions. If some investors find our securities less attractive as a result, there may be a less active and more volatile trading market for our securities.

Great Elm Capital Management, Inc.

We are managed by GECM, whose investment team has an aggregate of more than 100 years of experience in financing and investing in leveraged middle-market companies. GECM’s team is led by Peter A. Reed. Senior members of GECM’s investment team include Adam M. Kleinman, John S. Ehlinger and Adam W. Yates. The GECM investment team has deployed more than $17.0 billion into more than 550 issuers across 20+ jurisdictions during its members’ prior and current experiences together.

We entered into an investment management agreement with GECM, dated as of September 27, 2016 (the “Investment Management Agreement”), pursuant to which and subject to the overall supervision of our board of directors (our “Board”), GECM provides investment advisory services to GECC. For providing these services, GECM receives a fee from us, consisting of two components: (1) a base management fee and (2) an incentive fee.

The base management fee is calculated at an annual rate of 1.50% based on the average value of our total assets (determined in conformity with generally accepted accounting principles in the United States

(“GAAP”) (other than cash or cash equivalents but including assets purchased with borrowed funds or other forms of leverage)) at the end of the two most recently completed calendar quarters. The base management fee is payable quarterly in arrears.

The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. One component of the incentive fee is based on income (the “Income Incentive Fee”) and the other component is based on capital gains (the “Capital Gains Incentive Fee”).

Income Incentive Fee

The Income Incentive Fee is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, diligence and consulting fees or other fees that we receive from portfolio companies, but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under our administration agreement with GECM, dated September 27, 2016 (the “Administration Agreement”), and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes any accretion of original issue discount (“OID”), market discount, PIK interest, PIK dividends or other types of deferred or accrued income, including in connection with zero coupon securities, that we and our consolidated subsidiaries have recognized in accordance with GAAP, but have not yet received in cash (collectively, “Accrued Unpaid Income”).

Pre-incentive fee net investment income does not include any realized capital gains or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses.

Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined in accordance with GAAP) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 1.75% per quarter (7.00% annualized). If market interest rates rise, we may be able to invest in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for GECM to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. We pay the incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate;

•

100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized). We refer to this portion of our pre-incentive fee net investment income as the “catch up” provision. The “catch up” is meant to provide GECM with 20% of the pre-incentive fee net investment income as if a hurdle rate did not apply if our pre-incentive fee net investment income exceeds 2.1875% in any calendar quarter; and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

The following is a graphical representation of the calculation of the income related portion of the incentive fee:

These calculations are adjusted for any share issuances or repurchases during the quarter and will be appropriately prorated for any period of less than three months.

Any Income Incentive Fee otherwise payable with respect to Accrued Unpaid Income (collectively, the “Accrued Unpaid Income Incentive Fees”) will be deferred, on a security-by-security basis, and will become payable only if, as, when and to the extent cash is received by us or our consolidated subsidiaries in respect thereof. Any Accrued Unpaid Income that is subsequently reversed in connection with a write-down, write-off, impairment or similar treatment of the investment giving rise to such Accrued Unpaid Income will, in the applicable period of reversal, (1) reduce pre-incentive fee net investment income and (2) reduce the amount of Accrued Unpaid Income deferred pursuant to the terms of the Investment Management Agreement. Subsequent payments of Income Incentive Fees deferred pursuant to this paragraph do not reduce the amounts payable for any quarter pursuant to the other terms of the Investment Management Agreement.

We will defer cash payment of any Income Incentive Fee otherwise payable to GECM in any quarter (excluding Accrued Unpaid Income Incentive Fees with respect to such quarter) that exceeds (1) 20% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the most recent 12 full calendar quarter period ending on or prior to the date such payment is to be made (the “Trailing Twelve Quarters”) less (2) the aggregate incentive fees that were previously paid to the investment adviser during such Trailing Twelve Quarters (excluding Accrued Unpaid Income Incentive Fees during such Trailing Twelve Quarters and not subsequently paid). “Cumulative Pre-Incentive Fee Net Return” during the relevant Trailing Twelve Quarters means the sum of (a) pre-incentive fee net investment income in respect of such Trailing Twelve Quarters less (b) net realized capital losses and net unrealized capital depreciation, if any, in each case calculated in accordance with GAAP, in respect of such Trailing Twelve Quarters.

Capital Gains Incentive Fee

The Capital Gains Incentive Fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), commencing with the partial calendar year ended December 31, 2016, and is calculated at the end of each applicable year by subtracting (a) the sum of our and our consolidated subsidiaries’ cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (b) our and our consolidated subsidiaries’ cumulative aggregate realized capital gains, in each case calculated from November 4, 2016. If such amount is positive at the end of such year, then the Capital Gains Incentive Fee for such year is equal to 20% of such amount, less the aggregate amount of Capital Gains Incentive Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Incentive Fee for such year.

The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment. The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost basis of such investment. The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the fair value of each investment in our portfolio as of the applicable Capital Gains Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

See “The Company—Investment Management Agreement—Examples of Quarterly Incentive Fee Calculations” for an example of these calculations.

Pursuant to the Administration Agreement, GECM furnishes us with administrative services and we pay GECM our allocable portion of overhead and other expenses incurred by GECM in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer and their respective staffs.

Investment Portfolio

The following tables and graphs summarize information about our portfolio as of December 31, 2018 (dollar amounts in thousands).

Investment Type	Cost	Fair Value
1st Lien/Senior Secured Debt	$197,694	$177,955
Equity/Other	50,660	6,231

Total Long Term Investments	$248,354	$184,186

	December 31, 2018
Industry	Investments at Fair Value	Percentage of Fair Value
Wireless Telecommunications Services	$35,631	19.35%
Building Cleaning and Maintenance Services	18,443	10.01%
Software Services	15,942	8.66%
Manufacturing	15,575	8.46%
Retail	14,227	7.72%
Industrial Conglomerates	13,365	7.26%
Water Transport	11,889	6.45%
Gaming, Lodging & Restaurants	9,687	5.26%
Business Services	9,505	5.16%
Food & Staples Retailing	8,935	4.85%
Radio Broadcasting	8,807	4.78%
Chemicals	7,601	4.13%
Real Estate Services	4,479	2.43%
Technology Services	4,428	2.40%
Hotel Operator	3,212	1.74%
Consumer Finance	1,830	0.99%
Wireless Communications	596	0.32%
Maritime Security Services	34	0.02%

Total	$184,186	100.00%

Amounts in the above table do not include investments in short-term securities, including U.S. Treasury Bills and money market mutual funds. Our investment in Avanti represents 100% of our Wireless Telecommunications Services investments as of December 31, 2018. Please see “Risk Factors—Risks Relating to Our Investments—We may lose all of our investment in Avanti.”

Risk Factors

Investment in our securities involves a number of significant risks relating to our investments and our business and structure that you should consider before investing in our securities.

As of December 31, 2018, Avanti is our largest investment (with a total exposure comprised of two different instruments), representing approximately 19% of our investment portfolio (excluding cash and short-term investments) and 29% of our total investment income for the year ended December 31, 2018. As of December 31, 2018, we owned approximately 11% of Avanti’s outstanding debt and approximately 9% of Avanti’s outstanding common stock. We acquired our original position in Avanti as part of the Initial GECC Portfolio, which we purchased from the MAST Funds prior to the Merger. In December 2017, we agreed to convert all accrued interest in Avanti’s 10% senior secured notes due 2019 (the “Avanti 2019 Notes”) through March 31, 2018 into additional shares of Avanti common equity. As of March 31, 2018, we owned $54.1 million in principal amount of the Avanti 2019 Notes representing approximately 10% of our net asset value. The restructuring closed on April 26, 2018, and we now own approximately 9% of Avanti’s common stock. The conversion of the Avanti 2019 Notes to Avanti common stock could result in a significant decrease in our net asset value if the market value of the Avanti common stock were to significantly decrease, a significant decrease in our total investment income and an increase in the risk of investing in our securities. These factors could also result in lower trading prices for our common stock and/or debt securities. Please see “Risk Factors—Risks Relating to Our Investments—We may lose all of our investment in Avanti.”

See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Conflicts of Interest

Certain of our executive officers and directors, and members of the investment committee of GECM, serve or may serve as officers, directors or principals of entities that operate in the same or related lines of business as GECC or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities that may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. Further, we may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with GECM and any advisers that may in the future become affiliated with Great Elm Capital Group, Inc. (“GEC”). GEC is the parent company of GECM and currently holds approximately 18.8% of our outstanding common stock. See “Risk Factors—There are significant potential conflicts of interest that could impact our investment returns.”

Although funds managed by GECM may have different primary investment objectives than us, they may from time to time invest in asset classes similar to those we target. GECM is not restricted from raising an investment fund with investment objectives similar to ours. Any such funds may also, from time to time, invest in asset classes similar to those we target. GECM will endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any duties owed to us and such other funds. Nevertheless, it is possible that we may not be given the opportunity to participate in investments made by investment funds managed by investment managers affiliated with GECM.

We pay management and incentive fees to GECM, and reimburse GECM for certain expenses it incurs. In addition, investors in our common stock will invest on a gross basis and receive distributions on a net basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments.

GECM’s management fee is based on a percentage of our total assets (other than cash or cash equivalents but including assets purchased with borrowed funds and other forms of leverage) and GECM may have conflicts of interest in connection with decisions that could affect our total assets, such as decisions as to whether to incur indebtedness.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

The Investment Management Agreement renews for successive annual periods if approved by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. However, we and GECM each have the right to terminate the agreement without penalty upon 60-days’ written notice to the other party. Moreover, conflicts of interest may arise if GECM seeks to change the terms of the Investment Management Agreement, including, for example, the terms for compensation. Any material change to the Investment Management Agreement must be submitted to our stockholders for approval under the Investment Company Act, and we may from time to time decide it is appropriate to seek stockholder approval to change the terms of the agreement. For so long as the MAST Funds and GEC collectively beneficially own 35% or more of our outstanding common stock, the MAST Funds and GEC will vote on any proposed changes to the Investment Management Agreement and certain other matters in the same proportion as our unaffiliated stockholders. To date, no vote has been held with respect to any such matter following the Merger. See “Risk Factors—Risks Relating to Our Business and Structure—GEC and the MAST Funds collectively own over one-third of our outstanding common stock and may attempt to exert influence over us in a manner that is adverse to the interests of our other stockholders.”

As a result of the arrangements described above, there may be times when our management team has interests that differ from those of our stockholders, giving rise to a conflict.

Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions we make, including with respect to the nature or structuring of our investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations. In selecting and structuring investments appropriate for us, GECM will consider our investment and tax objectives and our stockholders, as a whole, not the investment, tax or other objectives of any stockholder individually.

We may also have conflicts of interest arising out of the investment advisory activities of GECM. GECM may in the future manage other investment funds, accounts or investment vehicles that invest or may invest in assets eligible for purchase by us. To the extent that we compete with entities managed by GECM or any of its affiliates for a particular investment opportunity, GECM will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal investment allocation policies, (2) the requirements of the Investment Advisers Act of 1940 as amended (the “Advisers Act”), and (3) restrictions under the Investment Company Act regarding co-investments with affiliates.

Certain Material U.S. Federal Income Tax Considerations

We currently are a RIC under Subchapter M of the Code for U.S. federal income tax purposes and intend to continue to qualify each year as a RIC. In order to qualify for tax treatment as a RIC, we generally must satisfy certain source-of-income, asset diversification and distribution requirements. As long as we so qualify, we will not be subject to U.S. federal income tax to the extent that we distribute investment company taxable income and net capital gain on a timely basis. If for any taxable year we do not qualify as a RIC, all of our taxable income for that year (including our net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and such distributions would be taxable as ordinary dividends to the extent of our current and accumulated earnings and profits. See “Certain Material U.S. Federal Income Tax Considerations.”

Our Corporate Information

Our offices are located at 800 South Street, Suite 230, Waltham, MA 02453 and our phone number is (617) 375 3006. Our Internet website address is www.greatelmcc.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

Recent Developments

In January 2019, we sold $2.0 million of par value of Michael Baker International, LLC (“Michael Baker”) second lien senior secured bonds at a price of approximately 98% of par value.

In January 2019, we sold $4.8 million of par value of Sungard Availability Services Capital, Inc. (“SUNASC”) first lien senior secured loan at a price of approximately 78% of par value.

In January 2019, $3.8 million of par value of Geo Specialty Chemicals, Inc. (“Geo Specialty”) first lien senior secured revolving loan was paid down at 100% of par value.

In January 2019, $3.9 million of par value of Geo Specialty first lien senior secured loan was paid down at 100% of par value.

In January 2019, $5.0 million of par value of TRU Taj LLC (“TRU Taj”) first lien senior debtor in possession notes was paid down at 100% of par value.

In January 2019, $16.0 million of par value of TRU Taj first lien senior secured bonds was exchanged for 58,054 shares of common stock of TRU Taj and 16,000 shares of TRU Taj Liquidating Trust.

In January 2019, we received and exercised the right to purchase 718,900 shares of common stock of TRU Taj at a price of $13.94 per share.

In January 2019, we purchased $10.0 million of par value revolving commitment of Research Now Group, Inc.’s first lien senior secured revolving loan at a price of approximately 93% of par value.

In February 2019, we purchased 80% of the capital stock of Prestige Capital Corporation for aggregate cash consideration of $7.4 million.

In February 2019, we sold $4.0 million of par value of Michael Baker second lien senior secured bond at a price of approximately 100% of par value.

In March 2019, we sold our position in International Wire Group, Inc. (“IWG”) at a weighted average price of 101.5% of par value.

In March 2019, we bought $3.0 million of par value of SESAC Holdco II LLC (“SESAC”) second lien secured term loan at approximately 100% of par value.

In March 2019, we bought $3.0 million of par value of California Pizza Kitchen, Inc. first lien secured term loan at approximately 97% of par value.

In March 2019, we bought $3.0 million of par value of Finastra Group Holdings, Ltd. (“Finastra”) second lien secured term loan at approximately 97% of par value.

In March 2019, we bought $2.5 million of par value of APTIM Corp. first lien secured term loan at approximately 78% of par value.

In March 2019, we bought $2.0 million of par value of Boardriders Inc. first lien secured term loan at approximately 100% of par value.

In March 2019, we sold $0.3 million of par value of Michael Baker second lien secured bonds at a price of approximately 101% of par value.

In March 2019, John J. Woods resigned as our Chief Financial Officer and Treasurer. Following his resignation, the Board appointed Keri Davis to assume Mr. Woods’ position as interim Chief Financial Officer and Treasurer.

Our Board authorized the monthly distributions for the second quarter of 2019 at an annual rate of approximately 9.6% of our December 31, 2018 net asset value, which equates to $0.083 per month. All of the monthly distributions are expected to be from net investment income. The schedule of distribution payments will be declared by GECC pursuant to authority granted by our Board.

Resale Registration Statement

On September 4, 2018, a post-effective amendment to a registration statement (the “resale registration statement”) relating to the resale from time to time of up to 7,000,268 shares of our common stock by certain selling stockholders identified therein was declared effective by the SEC. Through March 29, 2019, private investment funds managed by MAST Capital publicly reported sales of an aggregate of 3,218,993 shares of our common stock. A significant portion of our total outstanding common stock may be sold into the public market under the resale registration statement at any time, which could cause the market price of our common stock to drop significantly, even if our business is doing well. These sales, or the market perception that the holders of a large number of shares of common stock intend to sell stock, could reduce the market price of our common stock. Additionally, shares registered in a resale registration statement may be sold below net asset value, illustrating a reason why shares issued to insiders could adversely impact the market price of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data for the years ended December 31, 2018 and 2017 and for the period from inception through December 31, 2016 is derived from our consolidated financial statements that have been audited by Deloitte & Touche LLP, our independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as other disclosures included elsewhere in this prospectus.

	Year ended December 31, 2018		Year ended December 31, 2017		Period from inception through December 31, 2016
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Total Investment Income	$27,754		$29,728		$5,831
Total Gross Expenses	12,240		12,153		5,906
Total Net Expenses	12,240		12,153		5,826
Net Investment Income	15,334		17,575		5
Net Increase (Decrease) in Net Assets Resulting from Operations	(9,005)		(2,754)		(17,874)
Per Share Data(1):
Net Investment Income	1.44		1.52		0.28
Net Increase (Decrease) in Net Assets Resulting from Operations	(0.85)		(0.24)		(0.75)
Distributions Declared	1.24		1.20		0.17
Statement of Assets and Liabilities Data:
Total Assets	$281,563		$239,913		$236,544
Total Liabilities	$171,447		$107,626		$63,560
Total Net Assets	$110,116		$132,287		$172,984
Other Data:
Per Share Market Value at the End of the Period	$7.84		$9.84		$11.67
Total Return based on Market Value	(8.35	)(2)	(5.56	)%(2)	(2.03	)%(3)
Total Return based on Net Asset Value	(7.31	)(2)	0.69	%(2)	(5.30	)%(3)

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)

Total return based on market value does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of our common stock. Total return based on net asset value is calculated as the change in net asset value per share, assuming our distributions were reinvested through our dividend reinvestment plan. Total return based on market value is calculated as the change in market value per share, assuming our distributions were reinvested through our dividend reinvestment plan.

(3)

Total return based on market value does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of our common stock. Total return based on net asset value is calculated as the change in net asset value per share from November 4, 2016 through December 31, 2016, assuming our distributions were reinvested through our dividend reinvestment plan. Total return based on market value is calculated as the change in market value per share from November 4, 2016 through December 31, 2016, assuming our distributions were reinvested through our dividend reinvestment plan, and is assumed to have been $12.03 per share on November 4, 2016. $12.03 per share represents the closing price of Full Circle’s common stock on its last day of trading prior to the Merger, as adjusted by the exchange ratio in the Merger Agreement (as defined herein).

The following table sets forth certain quarterly financial data for each of the quarters for the fiscal years ended December 31, 2018 and 2017, and the fourth quarter of 2016 (the period from inception) through December 31, 2016. This data is derived from our unaudited financial statements. Results for any quarter are not necessarily indicative of results for the full year or for any future quarter.

	2018				2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4(1)
	(Dollar amounts in thousands, except per share data)
Total investment income	$6,913	$6,181	$7,162	$7,498	$9,710	$6,466	$6,237	$7,315	$5,831
Total expenses before incentive fee	$3,436	$2,919	$3,233	$2,666	$1,667	$2,006	$1,888	$2,203	$4,955
Total incentive fee	$772	$576	$(2,149)	$966	$1,610	$890	$871	$1,023	$863
Total gross expenses	$4,208	$3,495	$1,084	$3,632	$3,277	$2,896	$2,759	$3,226	$5,818
Net investment income	$2,705	$2,686	$6,078	$3,866	$6,433	$3,570	$3,478	$4,094	$5
Net increase (decrease) in net assets resulting from operations	$(12,472)	$4,859	$2,648	$(4,039)	$5,066	$(8,732)	$(2,467)	$3,379	$(17,874)
Net increase in net assets resulting from net investment income per share	$0.25	$0.25	$0.57	$0.36	$0.59	$0.32	$0.29	$0.32	$0.00
Net increase (decrease) in net assets resulting from operations per share	$(1.18)	$0.46	$0.25	$(0.38)	$0.47	$(0.77)	$(0.20)	$0.27	$(1.39)

(1)	Represents the period from inception through December 31, 2016. We began operations on November 3, 2016.

SPECIFIC TERMS OF THE NOTES AND THE OFFERING

This section outlines the specific legal and financial terms of the Notes. You should read this section together with the more general description of the Notes under the heading “Description of the Notes” before investing in the Notes. Capitalized terms used in this prospectus and not otherwise defined shall have the meanings ascribed to them in the indenture governing the Notes.

Issuer	Great Elm Capital Corp.

Title of the Securities	% Notes due 2024

Initial Aggregate Principal Amount Offered	$

Over-allotment Option	The underwriters may also purchase from us up to an additional $ aggregate principal amount of Notes within 30 days of the date of this prospectus solely to cover over-allotments, if any.

Initial Public Offering Price	% of the aggregate principal amount of Notes.

Principal Payable at Maturity	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date at the office of the Trustee, Paying Agent, and Security Registrar for the Notes or at such other office in New York, New York as we may designate.

Type of Note	Fixed-rate note

Interest Rate	% per year

Day Count Basis	360-day year of twelve 30-day months

Original Issue Date	, 2019

Stated Maturity Date	, 2024

Date Interest Starts Accruing	, 2019

Interest Payment Dates	Each , , and , beginning , . If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods	The initial interest period will be the period from and including, , 2019, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest	Each , , and , beginning , .

Specified Currency	United States Dollars

Place of Payment	New York, New York and/or such other places that may be specified in the indenture or a notice to holders.

Ranking of Notes	The Notes will be our direct unsecured obligations and will rank:

•

pari passu, or equal, with our existing and future unsecured indebtedness, including, without limitation, the $32.6 million in aggregate principal amount of 6.50% unsecured notes that mature on September 18, 2022 (the “2022 Notes”) and the $46.4 million in aggregate principal amount of 6.75% unsecured notes that mature on January 31, 2025 (the “2025 Notes”);

•	senior to any of our future indebtedness that expressly provides it is subordinated to the Notes;

•

effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries.

Effective subordination means that in any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors. Structural subordination means that creditors of a parent entity are subordinate to creditors of a subsidiary entity with respect to the subsidiary’s assets.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

Listing	We intend to list the Notes on Nasdaq within 30 days of the original issue date under the symbol “GECCN.”

Private Rating of the Notes	BBB from Egan-Jones Ratings Company. An explanation of the significance of ratings may be obtained from the rating agency.

Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is paid for by the issuer and is not a recommendation to buy, sell or hold securities and maybe subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. See ‘‘Risk Factors—A downgrade, suspension or withdrawal of the credit rating assigned by a rating agency to us or our securities, if any, could cause the liquidity or market value of the Notes to decline significantly.’’

Denominations	We will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City are authorized or required by law or executive order to close.

Optional Redemption	The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after , upon not less than 30 days’ nor more than 60 days’ written notice by mail prior to the date fixed for redemption thereof, at a redemption price equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption.

You may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, you will receive, without a charge, a new Note or Notes of authorized denominations representing the principal amount of your remaining unredeemed Notes.

Any exercise of our option to redeem the Notes will be done in compliance with the Investment Company Act to the extent applicable.

If we redeem only some of the Notes, the Trustee or, with respect to global securities, The Depositary Trust Company (“DTC”) will determine the method for selection of the particular Notes to be redeemed, in accordance with the indenture governing the Notes, and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed, in such case, to the extent applicable. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

Sinking Fund	The Notes will not be subject to any sinking fund.

A sinking fund is a fund established by us by periodically setting aside money for the gradual repayment of a debt. No amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the Notes, and repayment of the Notes will depend upon our financial condition as of the maturity date of the Notes.

Repayment at Option of Holders	Holders will not have the option to have the Notes repaid prior to the stated maturity date.

Defeasance	The Notes are subject to defeasance by us.

“Defeasance” means that, by depositing with a trustee an amount of cash and/or government securities sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions required under the indenture relating to the Notes, we will be deemed to have been discharged from our obligations under the indenture relating to the Notes. We are under no obligation to exercise any rights of defeasance.

Covenant Defeasance	The Notes are subject to covenant defeasance by us.

In the event of a “covenant defeasance,” upon depositing such funds and satisfying conditions similar to those for defeasance, we would be released from certain covenants under the indenture relating to the Notes. The consequences to the holders of the Notes would be that, while they would no longer benefit from certain covenants under the indenture, and while the Notes could not be accelerated for any reason, the holders of Notes nonetheless would be guaranteed to receive the principal and interest owed to them. We are under no obligation to exercise any rights of covenant defeasance.

Form of Notes	The Notes will be represented by global securities that will be deposited and registered in the name of DTC or its nominee. This means that, except in limited circumstances, you will not receive certificates for the Notes. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Notes through either DTC, if they are a participant, or indirectly through organizations that are participants in DTC. See “Description of the Notes—Book-Entry Procedures.”

Trustee, Paying Agent, and Security Registrar	American Stock Transfer & Trust Company, LLC

Events of Default	You will have rights if an Event of Default occurs with respect to the Notes and is not cured.

The term “Event of Default” in respect of the Notes means any of the following:

•	We do not pay the principal of any Note when due and payable.

•	We do not pay interest on any Note when due, and such default is not cured within 30 days.

•

We remain in breach of any other covenant with respect to the Notes for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of at least 25% of the principal amount of the Notes.

•

We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and in the case of certain orders or decrees entered against us under any bankruptcy law, such order or decree remains undischarged or unstayed for a period of 90 days.

•

If, pursuant to Sections 18(a)(1)(c)(ii) and 61 of the Investment Company Act, or any successor provisions thereto of the Investment Company Act, on the last business day of each of 24 consecutive calendar months, the Notes have an asset coverage (as such term is used in the Investment Company Act) of less than 100%, as such obligation may be amended or superseded but giving effect to any exemptive relief that may be granted to us by the SEC.

Other Covenants	In addition to any covenants described elsewhere in this prospectus, the following covenants shall apply to the Notes:

•

We agree that for the period of time during which the Notes are outstanding, we will not violate, whether or not we are subject to, Section 18(a)(1)(A) as modified by Sections 61(a)(1) and (2) of the Investment Company Act or any successor provisions thereto of the Investment Company Act, as such obligation may be amended or superseded but giving effect to any exemptive relief that may be granted to us by the SEC. Currently, these provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt securities, unless our asset coverage, as defined in the Investment Company Act, equals at least 150% after such borrowings. See “Risk Factors—Risks Relating to Our Business and Structure—Recently enacted legislation permits us to incur additional debt.”

•	We agree that for the period of time during which the Notes are outstanding, we will not declare any dividend (except a dividend payable in our stock), or declare any other distribution, upon a class of our capital stock, or purchase any such capital stock, unless, in every such case, at the time of the declaration of any such dividend or distribution, or at the time of any such purchase, we have an asset coverage (as defined in the Investment Company Act) of at least the threshold specified in pursuant to Section 18(a)(1)(B) as modified by Sections 61(a)(1) and (2) of the Investment Company Act or any successor provisions thereto of the Investment Company Act, as such obligation may be amended or superseded (regardless of whether we are subject thereto), after deducting the amount of such dividend, distribution or purchase price, as the case may be, and giving effect, in each case, (i) to any exemptive relief granted to us by the SEC and (ii) to any no-action relief granted by the SEC to another BDC (or to us if we determine to seek such similar no-action or other relief) permitting the BDC to declare any cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by Sections 61(a)(1) and (2) of the Investment Company Act, as such obligation may be amended or superseded, in order to maintain such BDC’s status as a RIC under Subchapter M of the Code.

•

If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the Trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with GAAP.

Notwithstanding the restrictions on indebtedness and dividends described above, the indenture under which the Notes will be issued may not prohibit us from paying distributions to our stockholders if we incur indebtedness in excess of the limits set forth in Sections 61(a)(1) and (2) of the Investment Company Act or any successor provision if we determine that such indebtedness, which may include indebtedness under a bank credit facility, is not a “senior security” for purposes of determining asset coverage under the Investment Company Act.

Further Issuances

We have the ability to issue additional debt securities under the indenture with terms different from the Notes and, without consent of the holders thereof, to reopen the Notes and issue additional Notes. If we issue additional debt securities, these additional debt securities could have a lien or other security interest that results in such debt securities being effectively senior to the Notes.

Global Clearance and Settlement Procedures	Interests in the Notes will trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. None of GECC, the Trustee or the Paying Agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Use of Proceeds	To make investments consistent with our investment objectives and for general corporate purposes. See “Use of Proceeds.”

RISK FACTORS

Investing in our securities involves a number of significant risks. Before you invest in the Notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in the Notes. These are not the only risks we face. The risks described below, as well as additional risks and uncertainties presently unknown by us or currently not deemed significant, could negatively affect our business, financial condition and results of operations and the value of the Notes and our ability to perform our obligations under the Notes. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our securities could decline, and you may lose all or part of your investment.

Risk Factors Related to the Notes and the Offering

The Notes will be unsecured and therefore will be effectively subordinated to any secured indebtedness we have currently incurred or may incur in the future.

The Notes will not be secured by any of our assets or any of the assets of our subsidiaries. As a result, the Notes are effectively subordinated to any secured indebtedness we or our subsidiaries have currently incurred or may incur in the future (or any indebtedness that is initially unsecured to which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes.

The Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The Notes are obligations exclusively of GECC and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes and the Notes are not required to be guaranteed by any subsidiary we may acquire or create in the future. Any assets of our subsidiaries will not be directly available to satisfy the claims of our creditors, including holders of the Notes. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes will be structurally subordinated to all indebtedness and other liabilities of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Although our subsidiaries currently do not have any indebtedness outstanding, they may incur substantial indebtedness in the future, all of which would be structurally senior to the Notes.

The indenture under which the Notes will be issued contains limited protection for holders of the Notes.

The indenture under which the Notes will be issued offers limited protection to holders of the Notes. The terms of the indenture and the Notes do not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on your investment in the Notes. The indenture and the Notes will not place any restrictions on our or our subsidiaries’ ability to:

•

issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the Notes with respect to the assets of our subsidiaries, in each case other than an incurrence of indebtedness or other obligation that would cause a violation of Section 18(a)(1)(A) as modified by Sections 61(a)(1) and (2) of the Investment Company Act or any successor provisions;

•

pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities ranking junior in right of payment to the Notes, except that we have agreed that for the period of time during which the Notes are outstanding, we will not declare any dividend (except a dividend payable in our stock), or declare any other distribution, upon a class of our capital stock, or purchase any such capital stock, unless, in every such case, at the time of the declaration of any such dividend or distribution, or at the time of any such purchase, we have an asset coverage (as defined in the Investment Company Act) of at least the threshold specified in pursuant to Section 18(a)(1)(B) as modified by Sections 61(a)(1) and (2) of the Investment Company Act or any successor provisions thereto of the Investment Company Act, as such obligation may be amended or superseded (regardless of whether we are subject thereto), after deducting the amount of such dividend, distribution or purchase price, as the case may be, and giving effect, in each case, (i) to any exemptive relief granted to us by the SEC and (ii) to any no-action relief granted by the SEC to another BDC (or to us if we determine to seek such similar no-action or other relief) permitting the BDC to declare any cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by Sections 61(a)(1) and (2) of the Investment Company Act, as such obligation may be amended or superseded, in order to maintain such BDC’s status as a RIC under Subchapter M of the Code;

•	sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);

•	enter into transactions with affiliates;

•	create liens (including liens on the stock of our subsidiaries) or enter into sale and leaseback transactions;

•	make investments; or

•	create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

Notwithstanding the restrictions on indebtedness and dividends described above, the indenture under which the Notes will be issued may not prohibit us from paying distributions to our stockholders if we incur indebtedness in excess of the limits set forth in Sections 61(a)(1) and (2) of the Investment Company Act or any successor provision if we determine that such indebtedness, which may include indebtedness under a bank credit facility, is not a “senior security” for purposes of determining asset coverage under the Investment Company Act.

In addition, the indenture will not require us to offer to purchase the Notes in connection with a change of control or any other event.

Furthermore, the terms of the indenture and the Notes do not protect holders of the Notes if we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity other than as described under “Description of the Notes—Events of Default.” Any such changes could affect the terms of the Notes.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the Notes may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes or negatively affecting the trading value of the Notes.

Other debt we issue or incur in the future could contain more protections for its holders than the indenture and the Notes, including additional covenants and events of default. The indenture under which the Notes will be issued does not contain cross-default provisions. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the Notes.

An active trading market for the Notes may not develop, which could limit the market price of the Notes or your ability to sell them.

The Notes are a new issue of debt securities for which there currently is no trading market. We intend to list the Notes on Nasdaq within 30 days of the original issue date under the symbol “GECCN.” We cannot assure you that the Notes will be listed or that an active trading market will develop for the Notes or that you will be able to sell your Notes. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance and prospects and other factors. The underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the Notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the price you receive when you sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading price for the Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Notes.

Any default under the agreements governing our indebtedness, including our current indebtedness, composed of the 2022 Notes and the 2025 Notes, and any future indebtedness to which we may be a party, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Notes and substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under other debt we may incur in the future could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under other debt that we may incur in the future to avoid being in default. If we breach our covenants under other debt and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the other debt, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. If we are unable to repay debt, lenders having secured obligations could proceed against the collateral securing the debt. Because any future credit facilities would likely have customary cross-default provisions, if we have a default under the terms of the Notes, the obligations under any future credit facility may be accelerated and we may be unable to repay or finance the amounts due.

We may be subject to certain corporate-level taxes which could adversely affect our cash flow and consequently adversely affect our ability to make payments on the Notes.

We currently are a RIC under Subchapter M of the Code for U.S. federal income tax purposes and intend to continue to qualify each year as a RIC. In order to qualify for tax treatment as a RIC, we generally must satisfy certain source-of-income, asset diversification and distribution requirements. As long as we so qualify, we will not be subject to U.S. federal income tax to the extent that we distribute investment company taxable income and net capital gain on a timely basis.

We may, nonetheless, be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC. Additionally, should we fail to qualify as a RIC, we would be subject to corporate-level taxes on all of our taxable income. The imposition of corporate-level taxes could adversely affect our cash flow and consequently adversely affect our ability to make payments on the Notes.

A downgrade, suspension or withdrawal of the credit rating assigned by a rating agency to us or our securities, if any, could cause the liquidity or market value of the Notes to decline significantly.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Notes. These credit ratings may not reflect the potential impact of risks relating to the structure or marketing of the Notes. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. Neither we nor any underwriter undertakes any obligation to maintain our credit ratings or to advise holders of Notes of any changes in our credit ratings. The Notes have received a private rating of BBB from Egan-Jones Ratings Company. An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Neither we nor any underwriter undertakes any obligation to maintain our credit ratings or to advise holders of Notes of any changes in our credit ratings. There can be no assurance that our credit ratings will remain for any given period of time or that such credit ratings will not be lowered or withdrawn entirely by the rating agency if in their judgment future circumstances relating to the basis of the credit ratings, such as adverse changes in our company, so warrant.

The optional redemption provision may materially adversely affect your return on the Notes.

The Notes are redeemable in whole or in part upon certain conditions at any time or from time to time at our option on or after                 ,                . We may choose to redeem the Notes at times when prevailing interest rates are lower than the interest rate paid on the Notes. In this circumstance, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Notes being redeemed.

Our redemption right also may adversely impact your ability to sell the Notes as the optional redemption date or period approaches.

Risks Relating to Our Investments

We may lose all of our investment in Avanti.

We may lose all of our investment in Avanti. As of December 31, 2018, Avanti is our largest investment, representing approximately 19% of our investment portfolio (excluding cash and short-term investments). As of December 31, 2018, we owned approximately 11% of Avanti’s outstanding debt and approximately 9% of Avanti’s outstanding common stock. We acquired our original position in Avanti as part of the Initial GECC Portfolio, which we purchased from the MAST Funds prior to the Merger.

In December 2017, following a series of liability management transactions, including a refinancing that resulted in us adding a representative to Avanti’s board of directors (currently filled by our Chief Compliance Officer), we and other holders of Avanti’s second lien senior secured notes (the “PIK Toggle Notes”) and the Avanti 2019 Notes entered into a restructuring agreement with Avanti. The restructuring closed on April 26, 2018 and resulted in:

•

all Avanti 2019 Notes converting into common stock of Avanti, representing approximately 92% of the pro forma common stock of Avanti, with our position representing approximately 9.1% of the pro forma common stock of Avanti; and

•

the cash interest rate on the PIK Toggle Notes being reduced from 10% to 9% and the PIK interest rate being reduced from 15% to 9% on the PIK Toggle Notes, the extension of the maturity date by one year to October 1, 2022 and Avanti being permitted to issue up to $30.0 million of indebtedness that ranks equal with or junior to the PIK Toggle Notes and receiving relaxed financial covenants, including the elimination of certain financial maintenance covenants.

Avanti is highly leveraged. In addition, following the restructuring, Avanti may seek to raise up to an additional $30.0 million of indebtedness that ranks equal with or junior to the PIK Toggle Notes.

If there is an event of default under the indenture governing the PIK Toggle Notes or any other indebtedness and the obligations under the PIK Toggle Notes are accelerated, Avanti likely will not have sufficient liquidity to pay the obligations under the PIK Toggle Notes. Under such circumstances, Avanti may consider other restructuring options, such as entering into an insolvency procedure under English law or by filing for Chapter 11 protection under the U.S. Bankruptcy Code (the “Bankruptcy Code”), the consequences of which could include a reduction in the value of the assets available to satisfy the PIK Toggle Notes and the imposition of costs and other additional risks on holders of the PIK Toggle Notes, including a material reduction in the value of the PIK Toggle Notes. In such an event, we may lose all or part of our investment in Avanti.

In addition, as noted above, we now own approximately 9% of Avanti’s common stock. Equity securities expose us to additional risks should Avanti default on its debt or need additional financing. Equity securities rank lower in the capital structure and would likely not pay current income or PIK income, which we had been receiving on our investment in Avanti. Please see, “—We are not in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments” and “—Our investments are very risky and highly speculative, and the lower middle-market companies we target may have difficulty accessing the capital markets to meet their future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.”

The long-term impact of this refinancing transaction on Avanti’s financial condition is uncertain and cannot be predicted. The refinancing transaction did not materially change Avanti’s long term capital structure and it is unclear whether the refinancing transaction addresses the longer term sustainability of Avanti’s business model. We may sell at a loss all or a portion of our investment in Avanti from time to time in order to meet diversification requirements under the Code or as part of our portfolio management strategy.

We are currently receiving PIK interest on our Avanti investment under the PIK Toggle Notes. As part of the restructuring, the PIK Toggle Notes became pay-if-you-can (PIYC) notes whereby Avanti is required to make interest payments in cash, subject to satisfying certain minimum cash thresholds. Otherwise, the interest will be paid as PIK interest. Such PIK interest exposes us to significant risks. Please see “—Risks Relating to Our Business and Structure—We may expose ourselves to risks associated with the inclusion of non-cash income prior to receipt of cash,” and “Risks Relating to Our Business and Structure—We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.” Additionally, all accrued interest (through March 31, 2018) on the Avanti 2019 Notes has been converted into additional shares of Avanti common equity and both the cash and PIK interest rates on the PIK Toggle Notes have been reduced. The December 2017 restructuring could result in a significant decrease in our net asset value if the market value of the Avanti common stock that we received in the restructuring significantly decreases, a significant decrease in our total investment income and an increase in the risk of investing in the Notes. These factors could also result in lower trading prices for our common stock and/or debt securities, including the Notes. Notwithstanding the risks associated with the December 2017 restructuring, we believe the value of the Avanti common stock we received in exchange for the Avanti 2019 Notes was substantially equal to the value of the Avanti 2019 Notes (including accrued PIK interest) converted in the restructuring. There can be no certainty in this respect and a significant decrease in the market value of the Avanti common stock we received in the restructuring could ultimately have a material adverse effect on our net asset value and the trading prices of our securities, and increase the risks of investing in the Notes.

We face increasing competition for investment opportunities. Limited availability of attractive investment opportunities in the market could cause us to hold a larger percentage of our assets in liquid securities until market conditions improve.

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds and small business investment companies), as well as traditional financial services companies such as commercial banks and other sources of funding. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors have a lower cost of capital and access to funding sources that are not available to us, including from the Small Business Administration. In addition, increased competition for attractive investment opportunities allows debtors to demand more favorable terms and offer fewer contractual protections to creditors. Some of our competitors have higher risk tolerances or different risk assessments than we do. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in lower middle-market companies is underserved by traditional commercial banks and other financing sources. A significant increase in the number and/or the size of our competitors in this target market would force us to accept less attractive investment terms. GECM may, at its discretion, decide to pursue such opportunities if it believes that they are in our best interest; however, GECM may decline to pursue available investment opportunities that, although otherwise consistent with our investment policies and objectives, in GECM’s view present unacceptable risk/return profiles. Under such circumstances, we may hold a larger percentage of our assets in liquid securities until market conditions improve in order to avoid having assets remain uninvested. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the Investment Company Act imposes on us as a BDC. We believe that competitors will make first and second lien loans with interest rates and returns that are lower than the rates and returns that we target. Therefore, we do not seek to compete solely on the interest rates and returns offered to prospective portfolio companies.

Changes in the regulatory framework under which the wireless telecommunications industry operates and significant competition in the wireless telecommunications industry could adversely affect our business prospects or results of operations.

We hold a large position in Avanti. As a result of our stake in Avanti, we are exposed to risks associated with the wireless telecommunications sector.

For example, Avanti’s operations are regulated by various foreign governments and international bodies. These regulatory regimes restrict or impose conditions on Avanti’s ability to operate in designated areas and to provide specified products or services. In addition, new laws or regulations or changes to the existing regulatory framework could impose additional costs, impair revenue opportunities and potentially impede Avanti’s ability to provide services. The further regulation of Avanti’s activities could impact Avanti’s ability to compete in the marketplace and limit the return Avanti, and, as a result, we, can expect to achieve.

In addition, Avanti’s business may also be affected by the significant competition in the wireless telecommunications industry. There is rapid development of new technologies, services and products, which brings new competitors to the market. While these changes have enabled companies like Avanti to offer new types of products and services, they have also allowed other providers to broaden the scope of their own competitive offerings. Avanti’s ability to compete effectively will depend on, among other things, how successfully Avanti anticipates and responds to various factors affecting its industry, including new technologies and business models, changes in consumer preferences and demand for existing services, demographic trends and economic conditions. If Avanti is not able to respond successfully to these competitive challenges, Avanti may face challenges in meeting its required payments under its debt securities held by us, which could result in a material decrease in the fair value of such debt securities, and a corresponding material adverse change in our financial position and results of operations.

Our portfolio will be limited in diversification among portfolio companies which may subject us to a risk of significant loss if one or more of these companies defaults on its obligations under any of its debt instruments.

Our portfolio is likely to hold a limited number of portfolio companies. Beyond the asset diversification requirements associated with qualification as a RIC, we do not have fixed guidelines for diversification, and our investments are likely to be concentrated in relatively few companies. As our portfolio is less diversified than the portfolios of some funds, we are more susceptible to failure if a single investment fails. Similarly, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment.

Our portfolio will be concentrated in a limited number of industries, which subjects us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.

Our portfolio is likely to be concentrated in a limited number of industries. A downturn in any particular industry in which we are invested could significantly impact our aggregate realized returns.

In addition, we may from time to time invest a relatively significant percentage of our portfolio in industries in which GECM does not necessarily have extensive historical research coverage. If an industry in which we have significant investments suffers from adverse business or economic conditions, as these industries have to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

Any unrealized losses we experience in our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at fair value as determined in good faith by our Board. Decreases in the fair values of our investments are recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected investments. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our returns on equity.

We are subject to the risk that investments intended to be held over long periods are, instead, repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, repay debt or repurchase our common stock, depending on expected future investment opportunities. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elects to prepay amounts owed by them.

We are not in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We generally do not hold controlling equity positions in our portfolio companies. As a result, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments if we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.

Defaults by our portfolio companies may harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of our investments and foreclosure on our secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of financial covenants, with a defaulting portfolio company. If any of these occur, it could materially and adversely affect our operating results and cash flows.

By investing in companies that are experiencing significant financial or business difficulties, we will be exposed to distressed lending risks.

As part of our lending activities, we may purchase notes or loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although the terms of such financing may result in significant financial returns to us, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high. We cannot assure you that we will correctly evaluate the value of the assets collateralizing our investments or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a portfolio company, we may lose all or part of the amounts advanced to the borrower (as in the TRU Taj example discussed below) or may be required to accept collateral with a value less than the amount of the investment advanced by us to the borrower.

As of December 31, 2018, we held approximately $16.0 million at par value of TRU Taj senior secured notes due 2021 (the “TRU Taj 2021 notes”) and $5.0 million at par value of TRU Taj debtor in possession notes. On August 4, 2018, TRU Taj and Toys “R” Us, Inc. (“Toys”) filed a joint Chapter 11 plan (the “Plan”) of restructuring, which included a sale of substantially all of their assets, including the company’s 85% equity interest in an Asia joint venture (“Asia JV”). A credit bid submitted by an ad hoc group of noteholders in an amount of up to $760.0 million (net of any cash, debt and working capital adjustments) was the winning bid. The Plan also included a $365.0 million rights offering for noteholders which we participated in. The Plan was confirmed on December 13, 2018 and became effective on January 23, 2019. As a result, the debtor in possession notes were repaid at maturity and we received 776,954 shares of common stock in the reorganized Asia JV business and 16,000 shares in a liquidating trust that contains all other international assets currently being wound down, partially in exchange for the TRU Taj 2021 notes. Investments in equity securities involve a number of significant risks, including the risk of further dilution as a result of additional issuances, inability to access additional capital and failure to pay current distributions. See “—We may not realize gains from our equity investments.”

Our investments are very risky and highly speculative, and the lower middle-market companies we target may have difficulty accessing the capital markets to meet their future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Senior Secured Loans and Notes. There is a risk that the collateral securing our loans and notes may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital, and, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan or note. Consequently, the fact that a loan or note is secured does not guarantee that we will receive principal and interest payments according to the loan’s or note’s terms, or at all, or that we will be able to collect on the loan or note should we be forced to enforce our remedies.

Mezzanine Loans. Our mezzanine debt investments will be generally subordinated to senior loans and will be generally unsecured. As such, other creditors may rank senior to us in the event of an insolvency, which could likely result in a substantial or complete loss on such investment in the case of such insolvency. This may result in an above average amount of risk and loss of principal.

Unsecured Loans and Notes. We may invest in unsecured loans and notes. If the issuer defaults or has an event of insolvency, other creditors may rank senior, be structurally senior or have lien protection that effectively renders their claim superior to our rights under our unsecured notes or loans, which could likely result in a substantial or complete loss on such investment in the case of such insolvency. This may result in an above average amount of risk and loss of principal.

Equity Investments. When we invest in senior secured loans or mezzanine loans, we may acquire equity securities, including warrants, as well. In addition, we may invest directly in the equity securities of portfolio companies. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

In addition, investing in middle-market companies involves a number of significant risks, including:

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these companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

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they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

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they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on you;

•

they generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and GECM may be named as defendants in litigation arising from our investments in the portfolio companies;

•	they may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity; and

•

a portion of our income may be non-cash income, such as contractual PIK interest, which represents interest added to the debt balance and due at the end of the instrument’s term, in the case of loans, or issued as additional notes in the case of bonds. Instruments bearing PIK interest typically carry higher interest rates as a result of their payment deferral and increased credit risk. When we recognize income in connection with PIK interest, there is a risk that such income may become uncollectable if the borrower defaults.

Investing in middle-market companies involves a high degree of risk and our financial results may be affected adversely if one or more of our portfolio investments defaults on its loans or notes or fails to perform as we expect.

Our portfolio consists primarily of debt and equity investments in privately owned lower middle-market companies. Investing in lower middle-market companies involves a number of significant risks. Typically, the debt instruments in which we invest are not initially rated by any rating agency; however, we believe that if such investments were rated, they would be below investment grade, which are referred to as “junk bonds.” Compared to larger publicly owned companies, these middle-market companies may be in a weaker financial position and experience wider variations in their operating results, which may make them more vulnerable to economic downturns and other business disruptions. Typically, these companies need more capital to compete; however, their access to capital is limited and their cost of capital is often higher than that of their competitors. Our portfolio companies face intense competition from larger companies with greater financial, technical and marketing resources and their success typically depends on the managerial talents and efforts of an individual or a small group of persons. Therefore, the loss of any of their key employees could affect a portfolio company’s ability to compete effectively and harm its financial condition. Further, some of these companies conduct business in regulated industries that are susceptible to regulatory changes. These factors could impair the cash flow of our portfolio companies and result in other events, such as bankruptcy. These events could limit a portfolio company’s ability to repay its obligations to us. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in the value of the loan’s collateral and the fair market value of the loan.

Most of the loans in which we invest are not structured to fully amortize during their lifetime. In order to create liquidity to pay the final principal payment, borrowers typically must raise additional capital or sell their assets, which could potentially result in the collateral being sold for less than its fair market value. If they are unable to raise sufficient funds to repay us, the loan will go into default, which will require us to foreclose on the borrower’s assets, even if the loan was otherwise performing prior to maturity. This will deprive us from immediately obtaining full recovery on the loan and prevent or delay the reinvestment of the loan proceeds in other, more profitable investments. Moreover, there are no assurances that any recovery on such loan will be obtained. Most of these companies cannot obtain financing from public capital markets or from traditional credit sources, such as commercial banks. Accordingly, loans made to these types of companies pose a higher default risk than loans made to companies that have access to traditional credit sources.

An investment strategy that includes privately held companies presents challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

We will invest in privately held companies. Generally, little public information exists about these companies, and we are required to rely on GECM’s ability to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose money on our investments. Also, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. These factors could adversely affect our investment returns as compared to companies investing primarily in the securities of public companies.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or in some cases senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invested. Also, in insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we may have structured investments as secured investments, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, and based upon principles of equitable subordination as defined by existing case law, a bankruptcy court could subordinate all or a portion of our claim to that of other creditors and transfer any lien securing such subordinated claim to the bankruptcy estate. The principles of equitable subordination defined by case law have generally indicated that a claim may be subordinated only if its holder is guilty of misconduct or where the senior investment is re-characterized as an equity investment and the senior lender has actually provided significant managerial assistance to the bankrupt debtor. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering managerial assistance or actions to compel and collect payments from the borrower outside the ordinary course of business.

Second priority liens on collateral securing loans and notes that we invest in may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

We may purchase loans or notes that are secured by a second priority security interest in the same collateral pledged by a portfolio company to secure senior debt owed by the portfolio company to commercial banks or other traditional lenders. Often the senior lender has procured covenants from the portfolio company prohibiting the incurrence of additional secured debt without the senior lender’s consent. Prior to and as a condition of permitting the portfolio company to borrow money from us secured by the same collateral pledged to the senior lender, the senior lender will require assurances that it will control the disposition of any collateral in the event of bankruptcy or other default. In many such cases, the senior lender will require us or the indenture trustee to enter into an “intercreditor agreement” prior to permitting the portfolio company to borrow. Typically the intercreditor agreements expressly subordinate our debt instruments to those held by the senior lender and further provide that the senior lender shall control: (1) the commencement of foreclosure or other proceedings to liquidate and collect on the collateral; (2) the nature, timing and conduct of foreclosure or other collection proceedings; (3) the amendment of any collateral document; (4) the release of the security interests in respect of any collateral; and (5) the waiver of defaults under any security agreement. Because of the control we may cede to senior lenders under intercreditor agreements we may enter, we may be unable to realize the proceeds of any collateral securing some of our loans and notes.

The reference rates for our loans may be manipulated or changed.

Concerns have been publicized that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of the London Interbank Offered Rate (“LIBOR”) across a range of maturities and currencies may have been under reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.

Central banks have engaged in quantitative easing, currency purchase programs and other activities that caused government borrowing rates and currencies to trade at prices different than those that would prevail in an unaffected market.

Actions by market participants, like the BBA, or by government agencies, like the Federal Reserve Board, may affect prevailing interest rates and the reference rates for loans to our portfolio companies. Actions by governments may create inflation in asset prices that over-state the value of our portfolio companies and their assets and drive cycles of capital market activities (like mergers and acquisitions) at a rate and at prices in excess of those that would prevail in an unaffected market.

We cannot assure you that actions by market participants, like the BBA, or by government agencies, like the Federal Reserve Board, will not materially adversely affect trading markets or our portfolio companies or us or our and our portfolio companies’ respective business, prospects, financial condition or results of operations.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, was considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities. If LIBOR ceases to exist, we may need to renegotiate outstanding loans to our portfolio companies which extend beyond 2021, and that utilize LIBOR as a factor in determining the interest rate, to replace LIBOR with the new standard that is established. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined.

We may mismatch the interest rate and maturity exposure of our assets and liabilities.

Our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. We cannot assure you that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which could reduce our net investment income. We expect that our fixed-rate investments will be financed primarily with equity and/or long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the Investment Company Act. If we do not implement these techniques properly, we could experience losses on our hedging positions, which could be material.

If interest rates fall, our portfolio companies are likely to refinance their obligations to us at lower interest rates. Our proceeds from these refinancings are likely to be reinvested at lower interest rates than our refinanced loans resulting in a material decrease in our net investment income.

We may not realize gains from our equity investments.

Our portfolio may include warrants or other equity securities. We may take back equity securities in exchange for our debt investments in workouts of troubled investments. Investments in equity securities involve a number of significant risks, including the risk of further dilution as a result of additional issuances, inability to access additional capital and failure to pay current distributions. Investments in preferred securities involve special risks, such as the risk of deferred distributions, credit risk, illiquidity and limited voting rights. In addition, we may from time to time make non-control, equity investments in portfolio companies. The equity interests we invest in may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We may seek puts or similar rights to give it the right to sell our equity securities back to the portfolio company. We may be unable to exercise these put rights if the issuer is in financial distress or otherwise lacks sufficient liquidity to purchase the underlying equity investment.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates investments in debt securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Such investments will generally not represent “qualifying assets” under Section 55(a) of the Investment Company Act. Pursuant to the Investment Company Act, qualifying assets must represent at least 70% of our total assets at the time of acquisition of any additional non-qualifying assets. If we do not meet the 70% threshold, we will be limited to purchasing qualifying assets until such threshold is met. See “The Company—Regulation as a Business Development Company.”

Any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we offer no assurance that we will, in fact, hedge currency risk, or that if it does, such strategies will be effective.

We may hold a significant portion of our portfolio assets in cash, cash equivalents, money market mutual funds, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less, which may have a negative impact on our business and operations.

We may hold a significant portion of our portfolio assets in cash, cash equivalents, money market mutual funds, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less for many reasons, including, among others:

•	as part of GECM’s strategy in order to take advantage of investment opportunities as they arise;

•	when GECM believes that market conditions are unfavorable for profitable investing;

•	when GECM is otherwise unable to locate attractive investment opportunities;

•	as a defensive measure in response to adverse market or economic conditions; or

•	to meet RIC qualification requirements.

We may also be required to hold higher levels of cash, money market mutual funds or other short-term securities in order to pay our expenses or make distributions to stockholders in the ordinary course of business given the relatively high percentage of our total investment income represented by non-cash income, including PIK income and accretion of OID. During periods when we maintain exposure to cash, money market mutual funds or short-term securities, we may not participate in market movements to the same extent that it would if we were fully invested, which may have a negative impact on our business and operations and, accordingly, our returns may be reduced.

Risks Relating to Our Business and Structure

GEC and the MAST Funds collectively own over one-third of our outstanding common stock and may attempt to exert influence over us in a manner that is adverse to the interests of our other stockholders.

As of March 29, 2019, GEC and the MAST Funds collectively own over one-third of our outstanding shares of our common stock and accordingly may have significant influence over the results of matters submitted to the vote of our stockholders. For so long as the MAST Funds and GEC collectively beneficially own 35% or more of our outstanding shares, the MAST Funds and GEC will vote on any proposed changes to the Investment Management Agreement and certain other matters in the same proportion as our unaffiliated stockholders. Since the resale registration statement was declared effective, as of March 29, 2019, the MAST Funds have publicly reported sales of an aggregate of 3,218,993 shares of our common stock, resulting in GEC and the MAST Funds beneficially owning, collectively, approximately 36.1% of our outstanding shares. If GEC and the MAST Funds fall below the collective 35% threshold they will no longer be subject to such voting arrangement.

To date, no vote has been held with respect to any such matter following our formation. Although there is no agreement between GEC and the MAST Funds to act in concert with respect to the shares of our common stock they own, funds managed by MAST Capital (including some of the MAST Funds) are a significant stockholder of GEC and Peter A. Reed, our Chief Executive Officer, is chief executive officer and a member of the board of directors of GEC. GEC and the MAST Funds may use their share ownership, ownership of GECM or otherwise exert influence over us in a manner that is adverse to the interests of our other stockholders.

Capital markets experience periods of disruption and instability. These market conditions have historically materially and adversely affected debt and equity capital markets in the United States and abroad, which had, and may in the future have, a negative impact on our business and operations.

The global capital markets are subject to disruption as evidenced by, among other things, a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite actions of the U.S. federal government and foreign governments, these events have contributed to worsening general economic conditions that have historically materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. We cannot provide any assurance that these conditions will not significantly worsen. Equity capital may be difficult to raise because, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value. In addition, our ability to incur indebtedness or issue preferred stock is limited by applicable regulations such that our asset coverage, as defined in the Investment Company Act, must equal at least 150% immediately after each time we incur indebtedness or issue preferred stock. The debt capital that may be available, if at all, may be at a higher cost and on less favorable terms and conditions in the future. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.

Market conditions may in the future make it difficult to extend the maturity of or refinance our existing indebtedness, and any failure to do so could have a material adverse effect on our business. The expected illiquidity of our investments may make it difficult for us to sell such investments if required. As a result, we may realize significantly less than the value at which we have recorded our investments.

In addition, significant changes in the capital markets, including recent volatility and disruption, have had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition and results of operations.

We may borrow money, which would magnify the potential for loss on amounts invested and may increase the risk of investing with us.

We have existing indebtedness and may in the future borrow additional money, each of which magnifies the potential for loss on amounts invested and may increase the risk of investing with us. Our ability to service our existing and potential future debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we could employ at any particular time will depend on GECM’s and our Board’s assessment of market and other factors at the time of any proposed borrowing.

Any GECC credit facility would impose financial and operating covenants that would restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under the Code. A failure to renew our credit facilities or to add new or replacement debt facilities could have a material adverse effect on our business, financial condition and results of operations.

Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. When a company issues debt, the issuer gives the debt holders a call right on the issuer’s business and assets. Holders of such debt securities would have fixed dollar claims on our consolidated assets that would be superior to the claims of our common stockholders or any preferred stockholders.

If the value of our consolidated assets decreases while we have debt outstanding, leveraging would cause our net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our consolidated income while we have debt outstanding would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distributions. We cannot assure you that our leveraging strategy will be successful.

Illustration. The following tables illustrate the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The first table assumes the amount of senior securities outstanding as of December 31, 2018. The second table assumes the amount of senior securities outstanding as permitted under our asset coverage ratio of 150%. See “—Recently enacted legislation permits us to incur additional debt.” The calculations in the tables below are hypothetical and actual returns may be higher or lower than those appearing below.

Table 1

Assumed Return on Our Portfolio(1)(2) (net of expenses)	(10.0)%	(5.0)%	0.0%	5.0%	10.0%

Corresponding net return to common stockholder	(21.50)%	(13.13)%	(4.77)%	3.59%	11.96%

(1)

Assumes $184.2 million in total portfolio assets, $79.0 million in senior securities outstanding, $110.1 million in net assets, and an average cost of funds of 6.65%. Actual interest payments may be different.

(2)	In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our December 31, 2018 total portfolio assets of at least 2.85%.

Table 2

Assumed Return on Our Portfolio(1)(2) (net of expenses)	(10.0)%	(5.0)%	0.0%	5.0%	10.0%

Corresponding net return to common stockholder	(14.50)%	(9.50)%	(4.50)%	0.50%	5.50%

(1)

Assumes $325.4 million in total portfolio assets, $220.2 million in senior securities outstanding, $110.1 million in net assets, and an average cost of funds of 6.65%. Actual interest payments may be different.

(2)	In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our December 31, 2018 total portfolio assets of at least 4.50%.

We may experience fluctuations in our quarterly results.

Our quarterly operating results will fluctuate due to a number of factors, including the level of expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. Our quarterly operating results will also fluctuate due to a number of other factors, including the interest rates payable on the debt investments we make and the default rates on such investments. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our success depends on the ability of our investment adviser to attract and retain qualified personnel in a competitive environment.

Our growth requires that GECM retain and attract new investment and administrative personnel in a competitive market. GECM’s ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors, including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities, including investment funds (such as private equity funds and mezzanine funds) and traditional financial services companies, which compete for experienced personnel with GECM, have greater resources than GECM.

Our ability to grow depends on our ability to raise capital and/or access debt financing.

We intend to periodically access the capital markets to raise cash to fund new investments. We expect to continue to elect to be treated as a RIC and operate in a manner so as to qualify for the U.S. federal income tax treatment applicable to RICs. Among other things, in order to maintain our RIC status, we must distribute to our stockholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income (as defined by the Code), and, as a result, such distributions will not be available to fund new investments. As a result, we must borrow from financial institutions or issue additional securities to fund our growth. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by lenders not to extend credit to us. There has been and will continue to be uncertainty in the financial markets in general. An inability to successfully access the capital or credit markets for either equity or debt could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

If the fair value of our assets declines substantially, we may fail to maintain the asset coverage ratios imposed upon us by the Investment Company Act or our lenders. Any such failure, or a tightening or general disruption of the credit markets, would affect our ability to issue senior securities, including borrowings, and pay dividends or other distributions, which could materially impair our business.

In addition, with certain limited exceptions, effective as of May 4, 2018, we are only allowed to borrow or issue debt securities or preferred stock such that our asset coverage, as defined in the Investment Company Act, equals at least 150% immediately after such borrowing, which, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. The amount of leverage that we may employ will depend on GECM’s and our Board’s assessments of market and other factors at the time of any proposed borrowing or issuance of debt securities or preferred stock. We cannot assure you that we will be able to obtain lines of credit at all or on terms acceptable to us.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

The economy is subject to periodic downturns that, from time to time, result in recessions or more serious adverse macroeconomic events. Our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay loans or notes during these periods. Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods as we are required to record the market value of our investments. Adverse economic conditions may also decrease the value of collateral securing some of our investments and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants in its agreements with us or other lenders could lead to defaults and, potentially, acceleration of the time when the debt obligations are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt that we hold. We may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided significant managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to that of other creditors.

Uncertainty about the financial stability of the United States and of several countries in the European Union could have a significant adverse effect on our business, financial condition and results of operations.

Downgrades of the U.S. government’s credit rating, or warnings regarding downgrades, by S&P Global Ratings or other rating agencies, and the U.S. government’s credit and deficit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock.

Protectionism, other governmental causes of recessions and other negative economic factors may increase. Risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European financial institutions. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and defaults on consumer debt and home prices, among other factors. We cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy. To the extent uncertainty regarding the United Kingdom or the European Union negatively impacts consumer confidence, market conditions and credit factors, our business, financial condition and results of operations could be materially adversely affected.

In October 2014, the Federal Reserve announced that it was concluding its bond-buying program, or quantitative easing, which was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities. It is unclear what effect, if any, the conclusion of the Federal Reserve’s bond-buying program has had or will have on the value of our investments. However, it is possible that, without quantitative easing by the Federal Reserve, these developments, along with the U.S. government’s credit and deficit concerns and the European sovereign debt crisis, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In December 2018, the Federal Reserve increased the federal funds rate to 2.50%.

The United Kingdom held a referendum on June 23, 2016 in which a majority of voters voted to exit the European Union and on March 29, 2017, the United Kingdom submitted a formal notification of its intention to withdraw from the European Union pursuant to Article 50 of the Treaty of Lisbon. The United Kingdom had a period of a maximum of two years from the date of its formal notification (such period ended on March 29, 2019 and was subsequently extended) to negotiate the terms of its withdrawal from, and future relationship with, the European Union, including the terms of trade between the United Kingdom and the European Union and potentially other countries. It is not possible to ascertain the precise impact these events may have on us from an economic, financial or regulatory perspective but any such impact could have material adverse consequences for us or our portfolio companies.

The U.S. Congress has passed, and the President signed into law on December 22, 2017, a tax reform bill that, among other things, significantly changed the taxation of business entities (including by significantly lowering corporate tax rates), the deductibility of interest expense, and the timing in which certain income items are recognized. Additionally, the Trump administration has called for significant change to U.S. trade, healthcare, immigration, foreign, and government regulatory policy. In this regard, there is significant uncertainty with respect to legislation, regulation and government policy at the federal level, as well as the state and local levels. Recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify macroeconomic and political risks with potentially far-reaching implications. There has been a corresponding meaningful increase in the uncertainty surrounding interest rates, inflation, foreign exchange rates, trade volumes and fiscal and monetary policy. To the extent the U.S. Congress or Trump administration implements changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, corporate taxes, healthcare, the U.S. regulatory environment, inflation and other areas. Some particular areas identified as subject to potential change, amendment or repeal include the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), including the Volcker Rule and various swaps and derivatives regulations, credit risk retention requirements and the authorities of the Federal Reserve, the Financial Stability Oversight Council and the SEC. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business, financial condition, operating results and cash flows. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Changes in tax laws, including recently enacted U.S. tax reform legislation, could have a negative effect on us.

Recently enacted tax reform legislation has made substantial changes to U.S. tax law, including new tax rates, immediate expensing of certain capital expenses and significant limitations on deductibility of interest. This legislation could have significant effects on us and on an investment in the Notes, some of which may be adverse. The magnitude of the net impact remains uncertain at this time and is subject to any other regulatory or administrative developments, including any regulations or other guidance promulgated by the Internal Revenue Service (the “IRS”).

We may acquire other funds, portfolios of assets or pools of debt and those acquisitions may not be successful.

We may acquire other funds, portfolios of assets or pools of debt investments. Any such acquisition program has a number of risks, including among others:

•	management’s attention will be diverted from running our existing business by efforts to source, negotiate, close and integrate acquisitions;

•	our due diligence investigation of potential acquisitions may not reveal risks inherent in the acquired business or assets;

•	we may over-value potential acquisitions resulting in dilution to you, incurrence of excessive indebtedness, asset write downs and negative perception of our common stock;

•	stockholder’s interest in GECC may be diluted by the issuance of additional common stock or preferred stock;

•	we may borrow to finance acquisitions, and there are risks associated with borrowing as described in this prospectus;

•	GECM has an incentive to increase our assets under management in order to increase its fee stream, which may not be aligned with your interests;

•	we and GECM may not successfully integrate any acquired business or assets; and

•	GECM may compensate the existing managers of any acquired business or assets in a manner that results in the combined company taking on excessive risk.

Our failure to maintain our status as a BDC would reduce our operating flexibility.

We have elected to be regulated as a BDC under the Investment Company Act. The Investment Company Act imposes numerous constraints on the operations of BDCs and their external advisers. For example, BDCs are required to invest at least 70% of their gross assets in specified types of securities, primarily in private companies or illiquid U.S. public companies below a certain market capitalization, cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. Furthermore, any failure to comply with the requirements imposed on BDCs by the Investment Company Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants. In addition, upon approval of a majority of our voting securities (as defined under the Investment Company Act), we may elect to withdraw our status as a BDC. If we decide to withdraw our BDC election, or if we otherwise fail to qualify, or to maintain our qualification, as a BDC, we may be subject to substantially greater regulation under the Investment Company Act as a closed-end management investment company. Compliance with such regulations would significantly decrease our operating flexibility and would significantly increase our costs of doing business.

Regulations governing our operations as a BDC affect our ability to raise additional capital and the way in which we do so. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, referred to collectively as “senior securities,” up to the maximum amount permitted under the Investment Company Act. Under the provisions of the Investment Company Act applicable to BDCs, we are permitted to issue senior securities (e.g., notes and preferred stock) in amounts such that our asset coverage ratio, as defined in the Investment Company Act, equals at least 150% of gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our stockholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss.

Our Board may change our investment objectives, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our Board has the authority to modify or waive our investment objectives, current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and value of the Notes.

We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to include in income certain amounts before our receipt of the cash attributable to such amounts, such as OID, which may arise if we receive warrants in connection with the making of a loan or possibly in other circumstances, or PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. For example, such OID or increases in loan balances as a result of PIK interest will be included in income before we receive any corresponding cash payments. Also, we may be required to include in income other amounts that we will not receive in cash, including, for example, non-cash income from PIK securities, deferred payment securities and hedging and foreign currency transactions. In addition, we intend to seek debt investments in the secondary market that represent attractive risk-adjusted returns, taking into account both stated interest rates and current market discounts to par value. Such market discount may be included in income before we receive any corresponding cash payments. One of our debt investments in Avanti currently only earns PIK interest and, if converted to common stock, is not expected to earn cash dividends.

Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the U.S. federal income tax requirement to distribute generally an amount equal to at least 90% of our investment company taxable income to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus become subject to additional corporate-level taxes.

However, in order to satisfy the Annual Distribution Requirement for a RIC, we may, but have no current intention to, declare a large portion of a dividend in our common stock instead of in cash. As long as a portion of such dividend is paid in cash (which portion may be as low as 20% of such dividend) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes.

We may expose ourselves to risks associated with the inclusion of non-cash income prior to receipt of cash.

To the extent we invest in OID instruments, including PIK loans, zero coupon bonds, and debt securities with attached warrants, investors will be exposed to the risks associated with the inclusion of such non-cash income in taxable and accounting income prior to receipt of cash.

The deferred nature of payments on PIK loans creates specific risks. Interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan. Since the payment of PIK income does not result in cash payments to us, we may also have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations (and thus hold higher cash or cash equivalent balances, which could reduce returns) to pay our expenses or make distributions to stockholders in the ordinary course of business, even if such loans do not default. An election to defer PIK interest payments by adding them to principal increases our gross assets and, thus, increases future base management fees to GECM and, because interest payments will then be payable on a larger principal amount, the PIK election also increases GECM’s future Income Incentive Fees at a compounding rate. The deferral of interest on a PIK loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan.

More generally, market prices of OID instruments are more volatile because they are impacted to a greater extent by interest rate changes than instruments that pay interest periodically in cash. Ordinarily,

OID would also create the risk of non-refundable cash payments to GECM, based on non-cash accruals that may never be realized; however, this risk is mitigated since the Investment Management Agreement requires GECM to defer any incentive fees on accrued but unpaid income, the effect of which is that Income Incentive Fees otherwise payable with respect to Accrued Unpaid Income become payable only if, as, when and to the extent cash is received by us or our consolidated subsidiaries in respect thereof.

Additionally, we will be required under the tax laws to make distributions of non-cash income to stockholders without receiving any cash. Such required cash distributions may have to be paid from the sale of our assets without investors being given any notice of this fact. The required recognition of non-cash income, including PIK and OID interest, for U.S. federal income tax purposes may have a negative impact on liquidity because it represents a non-cash component of our taxable income that must, nevertheless, be distributed in cash to investors to avoid us being subject to corporate level taxation.

Further, our investment in Avanti, which represented approximately 19% of our investment portfolio (excluding cash and short-term investments) as of December 31, 2018 and 29% of our total investment income for the year ended December 31, 2018, has resulted in significant PIK interest, which significantly increases our exposure to the aforementioned risks. Conversion of the Avanti 2019 Notes to equity has resulted in us owning more Avanti common stock, which are not expected to generate cash dividends. Please see “—Risks Relating to Our Investments—We may lose all of our investment in Avanti.”

We may expose our self to risks if we engage in hedging transactions.

If we engage in hedging transactions, we may expose our self to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions increase. It may not be possible to hedge against an exchange rate or interest rate fluctuation that is generally anticipated because we may not be able to enter into a hedging transaction at an acceptable price. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged.

Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

We will be subject to corporate-level U.S. federal income tax if we are unable to qualify as a RIC under the Code.

No assurance can be given that we will be able to qualify for and maintain RIC tax treatment under the Code. To maintain RIC tax treatment under the Code, we must meet certain annual distribution, source of income and asset diversification requirements.

The Annual Distribution Requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we may use debt financing, we may be subject to asset coverage ratio requirements under the Investment Company Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to make the required distributions, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

The source of income requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

The asset diversification requirement will be satisfied if we meet asset diversification requirements at the end of each quarter of our taxable year. We expect to satisfy the asset diversification requirements, but our business model calls for concentration in a relatively small number of portfolio companies. Failure to meet the asset diversification requirements could result in us having to dispose of investments quickly in order to prevent the loss of RIC status. Because most of our investments will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses. Further, the illiquidity of our investments may make them difficult or impossible to dispose of in a timely manner.

If we fail to qualify for RIC tax treatment for any reason and become subject to corporate U.S. federal income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

The incentive fee structure and the formula for calculating the management fee may incentivize GECM to pursue speculative investments, advise us to use leverage when it may be unwise to do so, or advise us to refrain from reducing debt levels when it would otherwise be appropriate to do so.

The incentive fee payable by us to GECM creates an incentive for GECM to pursue investments on our behalf that are riskier or more speculative than would be the case in the absence of such a compensation arrangement. The incentive fee payable to GECM is calculated based on a percentage of our return on invested capital. In addition, GECM’s base management fee is calculated on the basis of our gross assets, including assets acquired through the use of leverage. This may encourage GECM to use leverage to increase the aggregate amount of and the return on our investments, even when it may not be appropriate to do so, and to refrain from reducing debt levels when it would otherwise be appropriate to do so. The use of leverage increases our likelihood of default, which would impair the value of our securities. In addition, GECM will receive the incentive fee based, in part, upon net capital gains realized on our investments. Unlike that portion of the incentive fee based on income, there will be no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, GECM may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in us investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

We may invest in the securities and instruments of other investment companies, including private funds, and we will bear our ratable share of any such investment company’s expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to GECM with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of our stockholders will bear its share of the management and incentive fee payable to GECM, as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which we invest.

In addition, if we purchase our debt instruments and such purchase results in our recording a net gain on the extinguishment of debt for financial reporting and tax purposes, such net gain will be included in our pre-incentive fee net investment income for purposes of determining the Income Incentive Fee payable to GECM under the Investment Management Agreement.

Finally, the incentive fee payable by us to GECM also may create an incentive for GECM to invest on our behalf in instruments that have a deferred interest feature, such as investments with PIK provisions. Under these investments, we would accrue the interest over the life of the investment but would typically not receive the cash income from the investment until the end of the term or upon the investment being called by the issuer. Our net investment income used to calculate the income portion of our incentive fee, however, includes accrued interest. The portion of the incentive fee that is attributable to deferred interest, such as PIK, will not be paid to GECM until we receive such interest in cash. Even though such portion of the incentive fee will be paid only when the accrued income is collected, the accrued income is capitalized and included in the calculation of the base management fee. In other words, when deferred interest income (such as PIK) is accrued, a corresponding Income Incentive Fee (if any) is also accrued (but not paid) based on that income. After the accrual of such income, it is capitalized and added to the debt balance, which increases our total assets and thus the base management fee paid following such capitalization. If any such interest is reversed in connection with any write-off or similar treatment of the investment, we will reverse the Income Incentive Fee accrual and an Income Incentive Fee will not be payable with respect to such uncollected interest. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of whether GECM met the hurdle rate to earn the incentive fee will become uncollectible.

A general increase in interest rates will likely have the effect of making it easier for GECM to receive incentive fees, without necessarily resulting in an increase in our net earnings.

Given the structure of the Investment Management Agreement, any general increase in interest rates will likely have the effect of making it easier for GECM to meet the quarterly hurdle rate for payment of Income Incentive Fees under the Investment Management Agreement without any additional increase in relative performance on the part of GECM. In addition, in view of the catch-up provision applicable to income incentive fees under the Investment Management Agreement, GECM could potentially receive a significant portion of the increase in our investment income attributable to such a general increase in interest rates. If that were to occur, our increase in net earnings, if any, would likely be significantly smaller than the relative increase in GECM’s Income Incentive Fee resulting from such a general increase in interest rates.

GECM has the right to resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

GECM has the right, under the Investment Management Agreement, to resign at any time upon not more than 60 days’ written notice, whether we have found a replacement or not. If GECM resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption; our financial condition, business and results of operations, as well as our ability to pay distributions, are likely to be adversely affected; and the market price of our common stock may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our investment adviser and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective and current investment portfolio may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations and cause you to lose your investment.

We incur significant costs as a result of being a publicly traded company.

As a publicly traded company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act, the Dodd-Frank Act and other rules implemented by our government.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to applicable local, state and federal laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and you, potentially with retroactive effect. Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy in order to avail our self of new or different opportunities. Such changes could result in material differences to the strategies and plans and may result in our investment focus shifting from the areas of expertise of GECM to other types of investments in which the investment committee may have less expertise or little or no experience. Specifically, tax reform legislation could have an adverse impact on us, the credit markets and our portfolio companies, notwithstanding the reduction in corporate tax rates. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment in us.

In December 2015, the SEC proposed Rule 18f-4 under the Investment Company Act to regulate the use of derivatives by registered investment companies that applies to BDCs, including us. Although Rule 18f-4 was ultimately not adopted, the SEC’s Regulatory Flexibility Agenda for Spring 2018 included a prospective rule titled “Use of Derivatives by Registered Investment Companies and Business Development Companies.” The prospective rule stated that the Division of Investment Management is “considering recommending that the SEC re-propose a new rule designed to enhance the regulation of the use of derivatives by registered investment companies, including mutual funds, exchange-traded funds, closed-end funds and business development companies.” If such a rule goes into effect, it could limit our ability to invest or remain invested in derivatives. In addition, other future regulatory developments may impact our ability to invest or remain invested in derivatives. Legislation or regulation may also change the way in which we are regulated. We cannot predict the effects of any new governmental regulation that may be implemented on our ability to use swaps or any other financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect our ability to achieve our investment objective.

Recently enacted legislation permits us to incur additional debt.

On March 23, 2018, the Consolidated Appropriations Act of 2018, which includes the Small Business Credit Availability Act (the “Act”), was signed into law. The Act amends the Investment Company Act to permit a BDC to reduce the required minimum asset coverage ratio applicable to it from 200% to 150%, subject to certain requirements described therein. This reduction significantly increases the amount of debt that BDCs may incur.

Prior to the enactment of the Act, BDCs were required to maintain an asset coverage ratio of at least 200% in order to incur debt or to issue other senior securities. Generally, for every $1.00 of debt incurred or in senior securities issued, a BDC was required to have at least $2.00 of assets immediately following such incurrence or issuance. For those BDCs that satisfy the Act’s disclosure and approval requirements, the minimum asset coverage ratio is reduced such that for every $1.00 of debt incurred or in senior securities issued, a BDC must now have at least $1.50 of assets.

At our 2018 annual meeting of stockholders, which was held on May 3, 2018 (the “Annual Meeting”), a majority of our stockholders approved the application of the modified minimum asset coverage requirements set forth in Section 61(a)(2) of the Investment Company Act, to the Company. As a result of such approval, and subject to satisfying certain ongoing disclosure requirements, effective May 4, 2018 the asset coverage ratio test applicable to the Company was decreased from 200% to 150%, permitting us to incur additional leverage and thereby potentially increasing the risk of an investment in us.

Incurring additional indebtedness could increase the risk in investing in our Company.

Pursuant to the Act, at the Annual Meeting our stockholders approved of the reduction of our required minimum asset coverage ratio from 200% to 150%, permitting us to incur additional leverage. The use of leverage magnifies the potential for gain or loss on amounts invested. The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in our securities.

As of December 31, 2018, we had approximately $79.0 million of total outstanding indebtedness under two series of senior securities (unsecured notes)—the 2022 Notes and the 2025 Notes—and our asset coverage ratio was 239%. Holders of our 2022 Notes and 2025 Notes have, and holders of the Notes will have, fixed dollar claims on our assets that are superior to the claims of our common stockholders, and such holders may seek to recover against our assets in the event of a default.

If we are unable to meet the financial obligations under any of the 2022 Notes, the 2025 Notes or the Notes, the holders of such indebtedness would have a superior claim to our assets over our common stockholders in the event of a default by us. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged, thereby magnifying losses. Similarly, any decrease in our revenue or income will cause our net income to decline more sharply than it would have had we not borrowed. Such a decline would also negatively affect our ability to make distributions with respect to our common stock. Our ability to service any debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. Moreover, as the base management fee payable to GECM, our investment adviser, is payable based on the average value of our total assets, including those assets acquired through the use of leverage, GECM will have a financial incentive to incur leverage, which may not be consistent with our stockholders’ interests. In addition, our common stockholders bear the burden of any increase in our fees or expenses as a result of our use of leverage, including interest expenses and any increase in the base management fee payable to GECM.

If our asset coverage ratio falls below the required limit, we will not be able to incur additional debt until we are able to comply with the asset coverage ratio applicable to us. This could have a material adverse effect on our operations, and we may not be able to make distributions to stockholders. The actual amount of leverage that we employ will depend on GECM’s and our Board’s assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us.

Incurring additional leverage may magnify our exposure to risks associated with changes in interest rates, including fluctuations in interest rates which could adversely affect our profitability.

If we incur additional leverage, including through the offering of Notes hereby, general interest rate fluctuations may have a more significant negative impact on our financial condition and results of operations than they would have absent such additional incurrence, and, accordingly, may have a material adverse effect on our investment objectives and rate of return on investment capital. A portion of our income will depend upon the difference between the rate at which we borrow funds and the interest rate on the debt securities in which we invest. Because we may borrow money to make investments and may issue debt securities, preferred stock or other securities, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities, preferred stock or other securities and the rate at which we invest these borrowed funds.

We expect that a majority of our investments in debt will continue to be at floating rates with a floor. As a result, significant increase in market interest rates could result in an increase in our non-performing assets and a decrease in the value of our portfolio because our floating-rate loan portfolio companies may be unable to meet higher payment obligations. In periods of rising interest rates, our cost of funds would increase, resulting in a decrease in our net investment income. Incurring additional leverage will magnify the impact of an increase to our cost of funds. In addition, a decrease in interest rates may reduce net income, because new investments may be made at lower rates despite the increased demand for our capital that the decrease in interest rates may produce. To the extent our additional borrowings are in fixed-rate instruments, we may be required to invest in higher-yield securities in order to cover our interest expense and maintain our current level of return to stockholders, which may increase the risk of an investment in our securities.

There is, and will be, uncertainty as to the value of our portfolio investments.

Under the Investment Company Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by us in accordance with our written valuation policy, with our Board having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value. Often, there will not be a public market for the securities of the privately held companies in which we invest. As a result, we will value these securities on a quarterly basis at fair value based on input from management, third-party independent valuation firms and our Audit Committee, with the oversight, review and approval of our Board. We consult with an independent valuation firm in valuing all securities in which we invest classified as “Level 3,” other than investments which are less than 1% of our net asset value as of the applicable quarter end. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation of Portfolio Investments.”

The determination of fair value and consequently, the amount of unrealized gains and losses in our portfolio, are subjective and dependent on a valuation process approved and overseen by our Board. Factors that may be considered in determining the fair value of our investments include, among others, estimates of the collectability of the principal and interest on our debt investments and expected realization on our equity investments, as well as external events, such as private mergers, sales and acquisitions involving comparable companies. Because such valuations, and particularly valuations of private securities and private companies and small cap public companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially misstate the value that we may ultimately realize on one or more of our investments. As a result, investors purchasing our securities based on an overstated net asset value would pay a higher price than the value of our investments might warrant. Conversely, investors selling securities during a period in which the net asset value understates the value of our investments will receive a lower price for their securities than the value of our investments might otherwise warrant.

Our financial condition and results of operations depend on our ability to effectively manage and deploy capital.

Our ability to achieve our investment objective depends on our ability to effectively manage and deploy capital, which depends, in turn, on GECM’s ability to identify, evaluate and monitor, and our ability to finance and invest in, companies that meet our investment criteria.

Accomplishing our investment objective on a cost-effective basis is largely a function of GECM’s handling of the investment process, its ability to provide competent, attentive and efficient services and its access to investments offering acceptable terms. In addition to monitoring the performance of our existing investments, GECM may also be called upon, from time to time, to provide managerial assistance to some of our portfolio companies. These demands on their time may distract them or slow the rate of investment.

Even if we are able to grow and build out our investment operations, any failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Our results of operations will depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions.

We may hold assets in cash or short-term treasury securities in situations where we or GECM expects downward pricing in the high yield market. Our strategic decision not to be fully invested may, from time to time, reduce funds available for distribution and cause downward pressure on the price of our common stock.

The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events anticipated or unanticipated in our disaster recovery systems, or a failure in externally provided data systems, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. Our ability to effectively conduct our business could be severely compromised. The financial markets we operate in are dependent upon third-party data systems to link buyers and sellers and provide pricing information.

We depend heavily upon computer systems to perform necessary business functions. Our computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we will experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss, respectively.

Terrorist attacks, acts of war or natural disasters may affect the market for our securities, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are and will remain an “emerging growth company,” as defined in the JOBS Act, until the earliest of (a) December 31, 2021, (b) the last day of the fiscal year (i) in which we have total annual gross revenue of at least $1.0 billion or (ii) in which we are deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700.0 million as of the end of the previous second fiscal quarter, and (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an “emerging growth company” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our securities less attractive because we will rely on some or all of these exemptions. If some investors find our securities less attractive as a result, there may be a less active and more volatile trading market for our securities.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. To the extent we take advantage of the extended transition period for complying with new or revised accounting standards, it will be more difficult for investors and securities analysts to evaluate us since our financial statements may not be comparable to companies that comply with public company effective dates and may result in less investor confidence.

There are significant potential conflicts of interest that could impact our investment returns.

Certain of our executive officers and directors, and members of the investment committee of GECM, serve or may serve as officers, directors or principals of other entities and affiliates of GECM and investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our or our stockholders’ best interests or that may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. For example, Peter A. Reed, our President, Chief Executive Officer and chairman of our Board is GECM’s Chief Investment Officer and Chief Executive Officer of the largest beneficial owner of our stock, GEC.

Although funds managed by GECM may have different primary investment objectives than we do, they may from time to time invest in asset classes similar to those targeted by us. GECM is not restricted from raising an investment fund with investment objectives similar to ours. Any such funds may also, from time to time, invest in asset classes similar to those targeted by us. It is possible that we may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with GECM.

We will pay management and incentive fees to GECM, and will reimburse GECM for certain expenses it incurs. In addition, investors in our common stock will invest on a gross basis and receive distributions on a net basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments.

GECM’s management fee is based on a percentage of our total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) and GECM may have conflicts of interest in connection with decisions that could affect our total assets, such as decisions as to whether to incur indebtedness.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan or note that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

The Investment Management Agreement renews for successive annual periods if approved by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. However, both we and GECM have the right to terminate the agreement without penalty upon 60 days’ written notice to the other party. Moreover, conflicts of interest may arise if GECM seeks to change the terms of the Investment Management Agreement, including, for example, the terms for compensation.

Pursuant to the Administration Agreement, we pay GECM our allocable portion of overhead and other expenses incurred by GECM in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer and their respective staffs.

As a result of the arrangements described above, there may be times when our management team has interests that differ from those of our stockholders, giving rise to a conflict.

Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by GECM, including with respect to the nature or structuring of our investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations. In selecting and structuring investments appropriate for us, GECM will consider the investment and tax objectives of us and our stockholders, as a whole, not the investment, tax or other objectives of any stockholder individually.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this prospectus (including in the following discussion) constitute forward-looking statements, which relate to future events or our future performance or financial conditions. The forward-looking statements contained in this prospectus involve a number of risks and uncertainties, including statements concerning:

•	our, or our portfolio companies’, future business, operations, operating results or prospects;

•	the return or impact of current and future investments;

•	the impact of a protracted decline in the liquidity of credit markets on our business;

•	the impact of fluctuations in interest rates on our business;

•	the impact of changes in laws or regulations governing our operations or the operations of our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•	our current and future management structure;

•	the general economy and its impact on the industries in which we invest;

•	the financial condition of and ability of our current and prospective portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our financing resources and working capital;

•	the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the timing, form and amount of any dividend distributions;

•	the valuation of any investments in portfolio companies, particularly those having no liquid trading market; and

•	our ability to maintain our qualification as a RIC and as a BDC.

We use words such as “anticipate,” “believe,” “expect,” “intend,” “will,” “should,” “could,” “may,” “plan” and similar words to identify forward- looking statements. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth under “Risk Factors.”

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the SEC.

You should understand that, under Sections 27A(b)(2)(B) of the Securities Act and Section 21E(b)(2)(B) of the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus or in any report that we file under the Exchange Act.

USE OF PROCEEDS

The net proceeds of the offering are estimated to be approximately $         (or approximately $        if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and commissions and estimated offering expenses of approximately $600,000 payable by us.

We intend to use the net proceeds from the sale of the Notes to make investments consistent with our investment objectives and for general corporate purposes. We do not intend to use any proceeds of the offering to pay required distributions, management fees or other expenses. Nevertheless, to the extent that our current cash and cash equivalents holdings are invested in other investment opportunities before we receive the proceeds of this offering, some portion of the proceeds from this offering may be used to pay required distributions, management fees and other expenses. We anticipate that it will take approximately three to six months after completion of this offering to invest substantially all of the net proceeds in investments consistent with our investment objectives or to otherwise utilize such proceeds. Pending the investment of the net proceeds in investments consistent with our investment objectives, we may invest the net proceeds of this offering in cash, cash equivalents, U.S. Government securities, money market mutual funds and other high-quality debt instruments that mature in one year or less, or “temporary investments,” as appropriate. These securities may have lower yields than our other investments and accordingly result in lower distributions, if any, by us during such period. See “The Company—Regulation as a Business Development Company.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018:

•	On an actual basis; and

•

On an as adjusted basis to give effect to the assumed sale of $40.0 million aggregate principal amount of the Notes at a public offering price of $25.00 per Note, after deducting underwriting discounts and commissions of approximately $1.2 million and estimated offering expenses of $0.6 million payable by us.

This table should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in this prospectus.

Dollar amounts in thousands (except per share amounts)	As of December 31, 2018
	Actual	As Adjusted
Cash and cash equivalents	$4,167	$44,167
Total assets	281,563	321,563
2022 Notes	31,490	31,490
2025 Notes	44,811	44,811
The Notes(1)	—	40,000
Total liabilities	$171,447	$211,447

NET ASSETS
Common stock, par value $0.01 per share, 100,000,000 shares of common stock authorized, 10,652,401 shares issued and outstanding	$107	$107
Additional paid in capital	198,426	198,426
Accumulated undistributed net investment income	4,499	4,499
Accumulated undistributed net realized loss from investments	(33,328)	(33,328)
Net unrealized depreciation on investments	(37,417)	(37,417)
Total net assets	132,287	132,287

Total liabilities and net assets	$239,913	$239,913

(1)	Excludes up to $6.0 million in aggregate principal amount of Notes issuable by us upon exercise of the underwriters’ over-allotment option.

SENIOR SECURITIES

Information about our senior securities is shown in the following table. Dollar amounts are presented in thousands.

Year	Total Amount Outstanding(1)	Asset Coverage Ratio Per Unit(2)	Involuntary Liquidation Preference Per Unit(3)	Average Market Value Per Unit(4)
December 31, 2016
2020 Notes	$33,646	$6.17	N/A	$1.02

December 31, 2017
2022 Notes	$32,631	$5.01	N/A	$1.02

December 31, 2018
2022 Notes	$32,631	$2.39	N/A	$1.01
2025 Notes	$46,398	$2.39	N/A	$0.98

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)

Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1 of indebtedness.

(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it.
(4)

The average market value per unit for the notes is based on the average daily prices of such notes and is expressed per $1 of indebtedness for each period, and since November 4, 2016 for the period ended December 31, 2016.

DESCRIPTION OF THE NOTES

The Notes will be issued under an indenture, dated as of September 18, 2017, and the third supplemental indenture thereto, to be entered into between us and American Stock Transfer & Trust Company, LLC, as trustee. We refer to the indenture, as supplemented by the third supplemental indenture, as the indenture and to American Stock Transfer & Trust Company, LLC as the Trustee. The Notes are governed by the indenture, as required by federal law for all bonds and notes of companies that are publicly offered. An indenture is a contract between us and the financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The Trustee has two main roles. First, the Trustee can enforce your rights against us if we default. There are some limitations on the extent to which the Trustee acts on your behalf, described in the second paragraph under “—Events of Default—Remedies if an Event of Default Occurs.” Second, the Trustee performs certain administrative duties for us with respect to our Notes.

This section includes a description of the material terms of the Notes and the indenture. Because this section is a summary, however, it does not describe every aspect of the Notes and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the Notes. The indenture has been attached as an exhibit to the registration statement of which this prospectus is a part and filed with the SEC. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the Investment Company Act, is at least equal to 150% immediately after each such issuance, as such obligation may be amended or superseded and giving effect to any exemptive relief that may be granted to us by the SEC. In addition, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit the distribution to our stockholders or the repurchase of such securities or common stock in certain cases, unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes without regard to asset coverage.

General

The Notes will mature on                     , 2024. The principal payable at maturity will be 100.0% of the aggregate principal amount. The interest rate of the Notes is     % per year, and interest will be paid every                 ,                 ,                   and                 , beginning                 ,                  and the regular record dates for interest payments will be every                 ,                 ,                   and                 , commencing                 ,                 . If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment. The initial interest period will be the period from and including                 , 2019 to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

We will issue the Notes in minimum denominations of $25 and integral multiples of $25 in excess thereof. The Notes will not be subject to any sinking fund and holders of the Notes will not have the option to have the Notes repaid prior to the stated maturity date.

The indenture does not limit the amount of debt (including secured debt) that may be issued by us or our subsidiaries under the indenture or otherwise, but does contain a covenant regarding our asset coverage that would have to be satisfied at the time of our incurrence of additional indebtedness. See “—Other Covenants.” Other than the foregoing and as described under “—Other Covenants,” the indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “—Merger, Consolidation or Sale of Assets” below, the indenture does not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or if our credit rating declines as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect your investment in us.

We have the ability to issue indenture securities with terms different from the Notes and, without the consent of the holders thereof, to reopen the Notes and issue additional Notes.

Private Rating of the Notes

Our Notes have a private credit rating of BBB from Egan-Jones Ratings Company. An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities.

A credit rating of a security is paid for by the issuer and is not a recommendation to buy, sell or hold securities and maybe subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. See ‘‘Risk Factors—A downgrade, suspension or withdrawal of the credit rating assigned by a rating agency to us or our securities, if any, could cause the liquidity or market value of the Notes to decline significantly.”

Optional Redemption

The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after                 ,                 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to the date fixed for redemption.

You may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, you will receive, without a charge, a new Note or Notes of authorized denominations representing the principal amount of your remaining unredeemed Notes. Any exercise of our option to redeem the Notes will be done in compliance with the Investment Company Act, to the extent applicable.

If we redeem only some of the Notes, the Trustee or, with respect to global securities, DTC will determine the method for selection of the particular Notes to be redeemed, in accordance with the indenture and the Investment Company Act, to the extent applicable, and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

Global Securities

Each Note will be issued in book-entry form and represented by a global security that we deposit with and register in the name of DTC, New York, New York, or its nominee. A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all the Notes represented by a global security, and investors will be permitted to own only beneficial interests in a global security. For more information about these arrangements, see “—Book-Entry Procedures” below.

Termination of a Global Security

If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated Notes directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders.

Payment and Paying Agents

We will pay interest to the person listed in the Trustee’s records as the owner of the Notes at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Notes on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling the Notes must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on the Notes so long as they are represented by a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “—Book-Entry Procedures.”

Payments on Certificated Securities

In the event the Notes become represented by certificated securities, we will make payments on the Notes as follows. We will pay interest that is due on an interest payment date to the holder of the Notes as shown on the Trustee’s records as of the close of business on the regular record date at our office in Waltham, Massachusetts. We will make all payments of principal and premium, if any, by check at the office of the Trustee in New York, New York and/or at other offices that may be specified in a notice to holders against surrender of the Note.

Alternatively, at our option, we may pay any cash interest that becomes due on the Notes by mailing a check to the holder at his, her or its address shown on the Trustee’s records as of the close of business on the regular record date or by transfer to an account at a bank in the United States, in either case, on the due date.

Payment When Offices Are Closed

If any payment is due on the Notes on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date. Such payment will not result in a default under the Notes or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on the Notes.

Events of Default

You will have rights if an Event of Default occurs with respect to the Notes and the Event of Default is not cured, as described later in this subsection.

The term “Event of Default” with respect to the Notes means any of the following:

•	We do not pay the principal of any Note when due and payable.

•	We do not pay interest on any Note when due, and such default is not cured within 30 days.

•

We remain in breach of any other covenant with respect to the Notes for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of at least 25% of the principal amount of the Notes.

•

We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and, in the case of certain orders or decrees entered against us under any bankruptcy law, such order or decree remains undischarged or unstayed for a period of 90 days.

•

If, pursuant to Sections 18(a)(1)(c)(ii) and 61 of the Investment Company Act, or any successor provisions thereto of the Investment Company Act, on the last business day of each of 24 consecutive calendar months the Notes have an asset coverage (as such term is used in the Investment Company Act) of less than 100%, as such obligation may be amended or superseded but giving effect to any exemptive relief that may be granted to us by the SEC.

An Event of Default for the Notes does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The Trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal or interest, if it in good faith considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the Trustee or the holders of at least 25% in principal amount of the Notes may declare the entire principal amount of all the Notes to be due and immediately payable. If an Event of Default referred to in the second to last bullet point above with respect to us has occurred, the entire principal amount of all the Notes will automatically become due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes if (1) we have deposited with the Trustee all amounts due and owing with respect to the Notes (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.

Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the Trustee protection reasonably satisfactory to it from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. The Trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes, the following must occur:

•	You must give the Trustee written notice that an Event of Default has occurred with respect to the Notes and remains uncured.

•

The holders of at least 25% in principal amount of all the Notes must make a written request that the Trustee take action because of the default and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action.

•	The Trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•	The holders of a majority in principal amount of the Notes must not have given the Trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Notes on or after the due date.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the Trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to the Trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the Notes, or else specifying any default.

Waiver of Default

Holders of a majority in principal amount of the Notes may waive any past defaults other than a default:

•	in the payment of principal or interest; or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder of the Notes.

Merger, Consolidation or Sale of Assets

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	Where we merge out of existence or convey or transfer substantially all of our assets, the resulting entity must agree to be legally responsible for our obligations under the Notes;

•

The merger or sale of assets must not cause a default on the Notes and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specified period of time were disregarded; and

•	We must deliver certain certificates and documents to the Trustee.

Modification or Waiver

There are three types of changes we can make to the indenture and the Notes issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to the Notes without approval from each affected holder. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on the Notes;

•	reduce any amounts due on the Notes;

•	reduce the amount of principal payable upon acceleration of the maturity of the Notes following a default;

•	change the place or currency of payment on the Notes;

•	impair your right to sue for payment;

•	reduce the percentage of holders of Notes whose consent is needed to modify or amend the indenture; and

•	reduce the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the indenture and the Notes would require the following approval:

•	If the change affects only the Notes, it must be approved by the holders of a majority in principal amount of the Notes.

•

If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security (including the Notes):

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described below under “—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following defeasance provisions will be applicable to the Notes. “Defeasance” means that, by depositing with a trustee an amount of cash and/or government securities sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions noted below, we will be deemed to have been discharged from our obligations under the Notes. In the event of a “covenant defeasance,” upon depositing such funds and satisfying similar conditions discussed below, we would be released from certain covenants under the indenture relating to the Notes. The consequences to the holders of the Notes would be that, while they would no longer benefit from certain covenants under the indenture, and while the Notes could not be accelerated for any reason, the holders of Notes nonetheless would be guaranteed to receive the principal and interest owed to them.

Covenant Defeasance

Under current U.S. federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions described under “—Indenture Provisions—Ranking” below. In order to achieve covenant defeasance, we must do the following:

•

Since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their due dates.

•

We must deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.

•	Defeasance must not result in a breach or violation of, or result in a default under, the indenture or any of our other material agreements or instruments.

•

No default or Event of Default with respect to the Notes shall have occurred and be continuing and no defaults or Events of Default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

•

We must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the Trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes of a particular series (called “full defeasance”) if the following conditions are satisfied in order for you to be repaid:

•

Since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates.

•

We must deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the Notes would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for the Notes and you would recognize a gain or loss on the Notes at the time of the deposit.

•

We must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

•	Defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any of our other material agreements or instruments.

•

No default or Event of Default with respect to the Notes shall have occurred and be continuing and no defaults or Events of Default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If your Notes were subordinated as described later under “—Indenture Provisions—Ranking,” such subordination would not prevent the Trustee under the indenture from applying the funds available to it from the deposit referred to in the first bullet of the preceding paragraph to the payment of amounts due in respect of such Notes for the benefit of the subordinated debtholders.

Other Covenants

In addition to any other covenants described in this prospectus, as well as standard covenants relating to payment of principal and interest, maintaining an office where payments may be made or securities can be surrendered for payment, our payment of taxes and related matters, the following covenants will apply to the Notes:

•

We agree that for the period of time during which the Notes are outstanding, we will not violate, whether or not it is subject to, Section 18 (a)(1)(A) as modified by Sections 61(a)(1) and (2) of the Investment Company Act or any successor provisions thereto of the Investment Company Act, as such obligation may be amended or superseded but giving effect to any exemptive relief that may be granted to us by the SEC. Currently, these provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt securities, unless our asset coverage, as defined in the Investment Company Act, equals at least 150% after such borrowings. See “Risk Factors—Risks Relating to Our Business and Structure—Recently enacted legislation permits us to incur additional debt.”

•

We agree that for the period of time during which the Notes are outstanding, we will not declare any dividend (except a dividend payable in our stock), or declare any other distribution, upon a class of our capital stock, or purchase any such capital stock, unless, in every such case, at the time of the declaration of any such dividend or distribution, or at the time of any such purchase, we have an asset coverage (as defined in the Investment Company Act) of at least the threshold specified in pursuant to Section 18(a)(1)(B) as modified by Sections 61(a)(1) and (2) of the Investment Company Act or any successor provisions thereto of the Investment Company Act, as such obligation may be amended or superseded (regardless of whether we are subject thereto), after deducting the amount of such dividend, distribution or purchase price, as the case may be, and giving effect, in each case, (i) to any exemptive relief granted to us by the SEC and (ii) to any no-action relief granted by the SEC to another BDC (or to us if we determine to seek such similar no-action or other relief) permitting the BDC to declare any cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by Sections 61(a)(1) and (2) of the Investment Company Act, as such obligation may be amended or superseded, in order to maintain such BDC’s status as a RIC under Subchapter M of the Code.

•

If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we will furnish to holders of the Notes and the Trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable GAAP.

Notwithstanding the restrictions on indebtedness and dividends described above, the indenture under which the Notes will be issued may not prohibit us from paying distributions to our stockholders if we incur indebtedness in excess of the limits set forth in Sections 61(a)(1) and (2) of the Investment Company Act or any successor provision if we determine that such indebtedness, which may include indebtedness under a bank credit facility, is not a “senior security” for purposes of determining asset coverage under the Investment Company Act.

Form, Exchange and Transfer of Certificated Registered Securities

If registered Notes cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form;

•	without interest coupons; and

•	unless we indicate otherwise, in denominations of $25 and amounts that are multiples of $25.

Holders may exchange their certificated securities for Notes of smaller denominations or combined into fewer Notes of larger denominations, as long as the total principal amount is not changed and as long as the denomination is equal to or greater than $25.

Holders may exchange or transfer their certificated securities at the office of the Trustee. We have appointed the Trustee to act as our agent for registering Notes in the names of holders transferring Notes. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Concerning the Trustee

The Trustee serves as trustee for the 2022 Notes and the 2025 Notes and as transfer agent for our common stock and agent for our dividend reinvestment plan. We will appoint the Trustee as registrar and paying agent under the indenture.

Resignation of Trustee

The Trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Ranking

The Notes will be our direct unsecured obligations and will rank:

•	pari passu, or equal, with our existing and future unsecured indebtedness, including, without limitation, the 2022 Notes and the 2025 Notes;

•	senior to our common stock and any of our future indebtedness that expressly provides it is subordinated to the Notes;

•

effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries.

Effective subordination means that in any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors. Structural subordination means that creditors of a parent entity are subordinate to creditors of a subsidiary entity with respect to the subsidiary’s assets.

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on the Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the Trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities, upon our dissolution, winding up, liquidation or reorganization before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities or the holders of any indenture securities that are not Senior Indebtedness or subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•

our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed, that we have designated as “Senior Indebtedness” for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Senior Indebtedness), and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.

Book-Entry Procedures

The Notes will be represented by global securities that will be deposited and registered in the name of DTC or its nominee. This means that, except in limited circumstances, you will not receive certificates for the Notes. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Notes through either DTC, if they are a participant, or indirectly through organizations that are participants in DTC.

The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC, and will be deposited with DTC. Interests in the Notes will trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. None of us, the Trustee or the Paying Agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System,

a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has a Standard & Poor’s rating of AA+. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each security, or the “Beneficial Owner,” is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the Notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Redemption proceeds, distributions, and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on the payment date in accordance with their respective holdings shown on

DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the Trustee, but disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or to the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this prospectus.

Overview

We are a BDC that seeks to generate both current income and capital appreciation through debt and equity investments. Our investment focus is on debt obligations of middle-market companies for which quotations are typically available in the credit markets. We invest primarily in the debt of middle-market companies as well as small businesses, generally in the form of senior secured and unsecured notes, as well as in senior secured loans, junior loans and mezzanine debt. We will from time to time make equity investments as part of restructuring credits and in rare instances reserve the right to make equity investments directly.

On September 27, 2016, we and GECM entered into the Investment Management Agreement and the Administration Agreement, and, upon closing the Merger, we began to accrue obligations to our external investment manager under those agreements.

We have elected to be treated as a RIC for U.S. federal income tax purposes. As a RIC, we will not be taxed on our income to the extent that we distribute such income each year and satisfy other applicable income tax requirements. To qualify as a RIC, we must, among other things, meet source-of-income and asset diversification requirements and annually distribute to our stockholders generally at least 90% of our investment company taxable income on a timely basis. If we qualify as a RIC, we generally will not have to pay corporate level taxes on any income that we distribute to our stockholders.

Formation Transactions

On June 23, 2016, we entered into the subscription agreement with GEC and the MAST Funds (the “Subscription Agreement”) under which:

◾	On June 23, 2016, GEC contributed $30.0 million in exchange for 1,966,667 shares of our common stock.

◾	On September 27, 2016, before we elected to be a BDC, the MAST Funds contributed to us the Initial GECC Portfolio that we valued at $90.0 million in exchange for 5,935,800 shares of our common stock.

For financial reporting purposes, we have accounted for the contribution of the Initial GECC Portfolio as an asset acquisition per the Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (“Topic 805”). For tax purposes, we recorded our basis in the Initial GECC Portfolio at the fair market value of the Initial GECC Portfolio as of the date of contribution.

Under the Subscription Agreement, upon consummation of the Merger, we became obligated to reimburse the costs incurred by GEC and the MAST Funds in connection with the Merger and the transactions contemplated by the Subscription Agreement.

Following the closing of the Merger, we entered into a registration rights agreement with GEC and the MAST Funds.

Full Circle Merger

On June 23, 2016, we entered into an Agreement and Plan of Merger with Full Circle (the “Merger Agreement”). Following approval on October 31, 2016 of the Merger by Full Circle’s stockholders, on November 3, 2016:

◾	Full Circle merged into us resulting in our acquisition by operation of the Merger of Full Circle’s portfolio that we valued at $74.7 million at November 3, 2016;

◾	We became obligated to issue an aggregate of 4,986,585 shares of our common stock to former Full Circle stockholders; and

◾	Our exchange agent paid a $5.4 million special cash dividend to former Full Circle stockholders.

We accounted for the Merger as a business combination under Topic 805 and Regulation S-X’s purchase accounting guidance. GECC was designated as the acquirer for accounting purposes. The difference between the fair value of Full Circle’s net assets and the consideration was recorded as a purchase accounting loss because the fair value of the assets acquired and liabilities assumed, as of the date of the Merger, was less than that of the merger consideration paid.

Investments

Our level of investment activity can and does vary substantially from period to period depending on many factors, including, among others, the amount of debt and equity capital available from other sources to middle-market companies, the level of merger and acquisition activity, pricing in the high yield credit markets, our expectations of future investment opportunities, the general economic environment as well as the competitive environment for the types of investments we make.

As a BDC, our investments and the composition of our portfolio are required to comply with regulatory requirements. See “The Company—Regulation as a Business Development Company” and “Certain Material U.S. Federal Income Tax Considerations.”

Revenues

We generate revenue primarily from interest on the debt investments that we hold. We also may generate revenue from dividends on the equity investments that we hold, capital gains on the disposition of investments, and lease, fee, and other income. Our investments in fixed income instruments generally have an expected maturity of three to five years, although we have no lower or upper constraint on maturity. Our debt investments generally pay interest quarterly or semi-annually. Payments of principal of our debt investments may be amortized over the stated term of the investment, deferred for several years or due entirely at maturity. In some cases, our debt investments and preferred stock investments may defer payments of cash interest or dividends or PIK. In addition, we may generate revenue in the form of prepayment fees, commitment, origination, due diligence fees, end-of-term or exit fees, fees for providing significant managerial assistance, consulting fees and other investment-related income.

Expenses

Our primary operating expenses include the payment of a base management fee, administration fees (including the allocable portion of overhead under the Administration Agreement), and, depending on our operating results, an incentive fee. The base management fee and incentive fee remunerates GECM for work in identifying, evaluating, negotiating, closing and monitoring our investments. The Administration Agreement provides for reimbursement of costs and expenses incurred for office space rental, office equipment and utilities allocable to us under the Administration Agreement, as well as certain costs and expenses incurred relating to non-investment advisory, administrative or operating services provided by GECM or its affiliates to us. We also bear all other costs and expenses of our operations and transactions. Our expenses include interest on our outstanding indebtedness.

Critical Accounting Policies

Valuation of Portfolio Investments

We value our portfolio investments at fair value based upon the principles and methods of valuation set forth in policies adopted by our Board. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Market participants are buyers and sellers in the principal (or most advantageous) market for the asset that (1) are independent of us; (2) are knowledgeable, having a reasonable understanding about the asset based on all available information (including information that might be obtained through due diligence efforts that are usual and customary); (3) are able to transact for the asset; and (4) are willing to transact for the asset (that is, they are motivated but not forced or otherwise compelled to do so).

Investments for which market quotations are readily available are valued at such market quotations unless the quotations are deemed not to represent fair value. We generally obtain market quotations from recognized exchanges, market quotation systems, independent pricing services or one or more broker-dealers or market makers. However, short-term debt investments with remaining maturities within 90 days are generally valued at amortized cost, which approximates fair value.

Debt and equity securities for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, are valued at fair value using a valuation process consistent with our Board-approved policy. Our Board approves in good faith the valuation of our portfolio as of the end of each quarter. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the values that we may ultimately realize. In addition, changes in the market environment and other events may impact the market quotations used to value some of our investments.

The valuation process approved by our Board with respect to investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value is as follows:

◾	The investment professionals of GECM provide recent portfolio company financial statements and other reporting materials to independent valuation firms approved by our Board;

◾

Such firms evaluate this information along with relevant observable market data to conduct independent appraisals each quarter, and their preliminary valuation conclusions are documented and discussed with senior management of GECM;

◾

The fair value of smaller investments comprising in the aggregate less than 5% of our total capitalization may be determined by GECM in good faith in accordance with our valuation policy without the employment of an independent valuation firm; and

◾

Our audit committee recommends, and our Board determines, the fair value of the investments in our portfolio in good faith based on the input of GECM, our independent valuation firms (to the extent applicable) and the business judgment of our audit committee and our Board, respectively.

Those investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in determining the fair value of our investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables; applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral; the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, merger and acquisition comparables; and enterprise values.

We prefer the use of observable inputs and minimize the use of unobservable inputs in our valuation process. Inputs refer broadly to the assumptions that market participants would use in pricing an asset. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing an asset developed based on the best information available in the circumstances.

Investments are classified in accordance with GAAP into the three broad levels as follows:

Level 1	Investments valued using unadjusted quoted prices in active markets for identical assets.

Level 2	Investments valued using other unadjusted observable market inputs, e.g. quoted prices for our securities in markets that are not active or quotes for comparable instruments.

Level 3	Investments that are valued using quotes for our securities or comparable instruments and other observable market data to the extent available, but which also take into consideration one or more unobservable inputs that are significant to the valuation taken as a whole.

All Level 3 investments that comprise more than 5% of the investments of GECC are valued by independent third party valuation firms. Although our Board remains ultimately and solely responsible for the valuation of each of our investments.

Revenue Recognition

Interest and dividend income, including PIK income, is recorded on an accrual basis. Origination, structuring, closing, commitment and other upfront fees, including OID, earned with respect to capital commitments are generally amortized or accreted into interest income over the life of the respective debt investment, as are end-of-term or exit fees receivable upon repayment of a debt investment if such fees are fixed in nature. Other fees, including certain amendment fees, prepayment fees and commitment fees on broken deals, and end-of-term or exit fees that have a contingency feature or are variable in nature are recognized as earned. Prepayment fees and similar income due upon the early repayment of a loan or debt security are recognized when earned and are included in interest income.

We may purchase debt investments at a discount to their face value. Discounts on the acquisition of corporate debt instruments are generally amortized using the effective-interest or constant-yield method, unless there are material questions as to collectability. For debt instruments where we are amortizing OID, when principal payments on the debt instrument are received in an amount in excess of the debt instrument’s amortized cost, the excess principal payments are recorded as interest income.

Net Realized Gains (Losses) and Net Change in Unrealized Appreciation (Depreciation)

We measure realized gains or losses by the difference between the net proceeds from the repayment or sale of an investment and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Realized gains and losses are computed using the first-in, first-out method. Net change in unrealized appreciation or depreciation reflects the net change in portfolio investment fair value and portfolio investment cost bases during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

Portfolio and Investment Activity

The following is a summary of our investment activity since our inception in April 2016:

Time Period	Acquisitions(1)	Dispositions(2)	Weighted Average Interest Rate End of Period(3)
Formation Transactions	$90,494	$—
Merger	74,658	—
November 4, 2016 through December 31, 2016	42,006	(41,738)	10.00%

For the period ended December 31, 2016	207,158	(41,738)

Quarter ended March 31, 2017	75,852	(78,758)	9.87%
Quarter ended June 30, 2017	21,395	(37,570)	9.59%
Quarter ended September 30, 2017	49,467	(18,884)	9.62%
Quarter ended December 31, 2017	53,163	(39,772)	11.17%

For the year ended December 31, 2017	199,877	(174,984)

Quarter ended March 31, 2018	63,220	(29,069)	11.05%
Quarter ended June 30, 2018	37,927	(27,729)	9.94%

Quarter ended September 30, 2018	38,969	(37,991)	10.40%

Quarter ended December 31, 2018	34,849	(40,028)	10.32%
For the year ended December 31, 2018	174,965	(134,817)

Since inception	$582,000	$(351,539)

(1)

Includes new deals, additional fundings (inclusive of those on revolving credit facilities), refinancings and PIK income. Investments in short-term securities, including United States Treasury Bills and money market mutual funds, were excluded.

(2)

Includes scheduled principal payments, prepayments, sales and repayments (inclusive of those on revolving credit facilities). Investments in short-term securities, including United States Treasury Bills and money market mutual funds, were excluded.

(3)

Weighted average interest rate is based upon the stated coupon rate and par value of outstanding debt securities at the measurement date. Debt securities on non-accrual status are included in the calculation and are treated as having 0.00% as their applicable interest rate for purposes of this calculation, unless such debt securities are valued at zero.

Portfolio Reconciliation

The following is a reconciliation of the investment portfolio for the years ended December 31, 2018 and 2017 and the period from inception through December 31, 2016. Investments in short-term securities, including U.S. Treasury Bills and money market mutual funds, are excluded.

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Period from Inception through December 31, 2016
Beginning Investment Portfolio	$164,870	$154,677	$—
Portfolio Investments acquired via the Formation Transactions and the Merger	—	—	165,152
Portfolio Investments acquired(1)	174,965	199,878	42,006
Amortization of premium and accretion of discount, net	3,485	5,627	2,438
Portfolio Investments repaid or sold(2)	(134,817)	(174,983)	(41,738)
Net change in unrealized appreciation (depreciation) on investments	(26,752)	(23,962)	(13,455)
Net realized gain (loss) on investments	2,435	3,633	274

Ending Investment Portfolio	$184,186	$164,870	$154,677

(1)	Includes new investments, additional fundings (inclusive of those on revolving credit facilities), refinancings, and capitalized PIK income.
(2)	Includes scheduled principal payments, prepayments, sales, and repayments (inclusive of those on revolving credit facilities).

Portfolio Classifications

The following table shows the fair value of our portfolio of investments by industry, as of December 31, 2018 and 2017 (in thousands):

	As of December 31,
	2018		2017
Industry	Investments at Fair Value	Percentage of Fair Value	Investments at Fair Value	Percentage of Fair Value
Wireless Telecommunications Services	$35,631	19.35%	$42,277	25.64%
Building Cleaning and Maintenance Services	18,443	10.01%	18,104	10.98%
Software Services	15,942	8.66%	5,005	3.04%
Manufacturing	15,575	8.46%	11,960	7.25%
Retail	14,227	7.72%	14,800	8.98%
Industrial Conglomerates	13,365	7.26%	4,838	2.94%
Water Transport	11,889	6.46%	5,279	3.20%
Gaming, Lodging & Restaurants	9,687	5.26%	—	0.00%
Business Services	9,505	5.16%	4,156	2.52%
Food & Staples Retailing	8,935	4.85%	—	0.00%
Radio Broadcasting	8,807	4.78%	8,876	5.38%
Chemicals	7,601	4.13%	9,771	5.93%
Real Estate Services	4,479	2.43%	5,718	3.47%
Technology Services	4,428	2.40%	5,952	3.61%
Hotel Operator	3,212	1.74%	1,605	0.97%

	As of December 31,
	2018		2017
Industry	Investments at Fair Value	Percentage of Fair Value	Investments at Fair Value	Percentage of Fair Value
Consumer Finance	$1,830	0.99%	$2,871	1.74%
Wireless Communications	596	0.32%	10,023	6.08%
Maritime Security Services	34	0.02%	1,770	1.07%
Industrial Other	—	0.00%	7,070	4.29%
Information and Data Services	—	0.00%	4,659	2.83%
Grain Mill Products	—	0.00%	136	0.08%

Total	$184,186	100.00%	$164,870	100.00%

Results of Operations

Total Investment Income

	For the Year Ended December 31,				For the Period Ended
	2018		2017		December 31, 2016
	In Thousands	Per Share(1)	In Thousands	Per Share(1)	In Thousands	Per Share(1)

Total Investment Income	$27,754	$2.61	$29,728	$2.55	$5,831	$0.45
Interest income	27,334	2.57	28,924	2.48	5,313	0.41
Dividend income	197	0.02	298	0.03	—	—
Other income	223	0.02	506	0.04	518	0.04

(1)

The per share amounts are based on a weighted average of 10,652,401 shares of common stock for the year ended December 31, 2018, a weighted average of 11,655,370 shares of common stock for the year ended December 31, 2017 and a weighted average of 12,852,758 shares of common stock for the period ended December 31, 2016.

Investment income consists of interest income, including net amortization of premium and accretion of discount on debt securities, dividend income and other income, which primarily consists of amendment fees on loans. Interest income includes non-cash PIK income of $8.2 million, $11.7 million and $0.5 million for the years ended December 31, 2018 and 2017 and for the period ended December 31, 2016, respectively.

Interest income decreased for the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to changes in the portfolio holdings resulting in a decrease in income from the amortization of discounts. Non-cash PIK income earned during the year ended December 31, 2018 decreased as compared to the year ended December 31, 2017 primarily due to the restructuring of our investment in Avanti in April 2018 in which our investment in the Avanti 2019 Notes was converted into common equity (the “debt-for-equity conversion”). The Avanti 2019 Notes accrued $3.4 million of PIK income during the year ended December 31, 2018 compared to $5.7 million of PIK income accrued during the year ended December 31, 2017, prior to the conversion.

Investment income for the period ended December 31, 2016 represents interest income and other income earned following the Merger and Formation Transactions on November 4, 2016 through December 31, 2016. As this was only a partial year, the total investment income is lower than for subsequent years.

Expenses

	For the Year Ended December 31,				For the Period Ended
	2018		2017		December 31, 2016
	In Thousands	Per Share(1)	In Thousands	Per Share(1)	In Thousands	Per Share(1)
Net Operating Expenses	$12,240	$1.15	$12,029	$1.03	$5,738	$0.45
Management fees	2,955	$0.28	2,298	0.20	392	0.03
Incentive fees	165	$0.02	4,394	0.38	863	0.07

Total advisory and management fees	$3,120	$0.29	$6,692	$0.57	$1,255	$0.10
Administration fees	1,416	0.13	1,362	0.12	224	0.02
Directors’ fees	195	0.02	136	0.01	38	0.00
Interest expense	5,645	0.53	2,039	0.17	420	0.03
Professional services	1,205	0.11	1,013	0.09	186	0.01
Professional services expense related to the Merger and Formation Transactions	—	—	—	—	3,471	0.27
Custody fees	58	0.01	62	0.01	10	0.00
Other	601	0.06	655	0.06	214	0.02
Fee Waivers and Expense Reimbursement	—	—	(70)	(0.01)	80	0.01
Income Tax Expense
Excise Tax Expense	180	0.02	124	0.01	88	0.01

(1)

The per share amounts are based on a weighted average of 10,652,401 shares of common stock for the year ended December 31, 2018, a weighted average of 11,655,370 shares of common stock for the year ended December 31, 2017 and a weighted average of 12,852,758 shares of common stock for the period ended December 31, 2016.

Operating expenses are largely comprised of advisory fees and administration fees paid to GECM and interest expense on our outstanding notes payable. Advisory fees include management fees and incentive fees calculated in accordance with the Investment Management Agreement, and administration fees, which include direct costs reimbursable to GECM under the Administration Agreement and fees paid for sub-administration services.

Management fees for the year ended December 31, 2018 increased as compared to the year ended December 31, 2017 due to increases in the average assets on which such fees are calculated. Incentive fees for the year ended December 31, 2018 decreased as compared to the year ended December 31, 2017 primarily due to the reversal of $2.6 million of incentive fees recorded in prior periods. Our largest investment, Avanti, has generated significant non-cash income in the form of PIK interest. As a result of the debt-for-equity conversion, we have determined that the accrued incentive fees payable associated with the portion of such PIK interest generated by the Avanti 2019 Notes should not at this time be recognized as a liability and as such we have reversed for prior periods. Notwithstanding this reversal, such incentive fees remain payable under the Investment Management Agreement (subject to achievement of return hurdles) and will be recognized as an expense to the extent that an exit or recovery results in gross proceeds to us in excess of our initial cost basis in the Avanti 2019 Notes.

The increase in interest expense for the year ended December 31, 2018 as compared to the year ended December 31, 2017 is primarily due to the issuance of the 2025 Notes in January 2018 which resulted in an average outstanding debt balance of $77.6 million for the year ended December 31, 2018 as compared to only $42.9 million for the year ended December 31, 2017.

Operating expenses for the period ended December 31, 2016 primarily consisted of professional service expenses related to the Merger and Formation Transactions which are not recurring expenses for subsequent periods. Other operating expenses represent the typical operating costs incurred for the partial year from the Merger and Formation Transactions through December 31, 2016 and as such are lower than the corresponding costs incurred in subsequent years.

Realized Gain (Loss) on Investments

The following table summarizes our realized gains (losses) resulting from investment activity and purchase accounting.

	For the Year Ended December 31,				For the Period Ended December 31, 2016
	2018		2017
	In Thousands	Per Share(1)	In Thousands	Per Share(1)	In Thousands	Per Share(1)
Net Realized Gain (Loss)	$2,419	$0.23	$3,633	$0.31	$(4,424)	$(0.34)
Gross realized gain	2,685	0.25	5,205	0.45	294	0.02
Gross realized loss	(266)	(0.02)	(1,570)	(0.13)	(20)	(0.00)
Purchase accounting	—	—	—	—	(4,698)	(0.37)

(1)

The per share amounts are based on a weighted average of 10,652,401 shares for the year ended December 31, 2018, a weighted average of 11,655,370 shares for the year ended December 31, 2017 and a weighted average of 12,852,758 shares for the period ended December 31, 2016.

During the year ended December 31, 2018, we recorded net realized gains of $2.4 million which includes realized gain of approximately $0.7 million on the sale of our first lien senior secured loan to PR Wireless, Inc., net realized gain of approximately $0.6 million on the restructuring and subsequent sale of our investment in Speedwell Holdings and net realized gain of approximately $0.2 million on the exercise of RiceBran Technologies Corporation warrants and the subsequent sale of the common equity received in such exercise.

During the year ended December 31, 2017, we recorded net realized gains of $3.6 million, primarily in connection with the partial sale and repayments of our loan to Sonifi Solutions, Inc., which resulted in a $2.0 million gain. We also realized gains of $1.1 million on the sale of our Everi Payments, Inc. bonds, $1.0 million on our disposition of our investment in JN Medical Corporation, and a loss of $0.7 million on the write off of our loan to Ads Direct Media, Inc.

During the period from inception through December 31, 2016, we recorded gross realized gains of $0.3 million, primarily in connection with our disposition of our debt investments in US Shale Solutions, LLC. We also realized a loss of $4.7 million associated with the purchase accounting for the Merger. We have accounted for the Merger as a business combination under Topic 805 and Regulation S-X’s purchase accounting guidance. GECC was designated as the acquirer for financial reporting purposes. The difference between the fair value of net assets of Full Circle and the consideration was recorded as a purchase accounting loss because the fair value of the assets acquired and liabilities assumed, as of the date of the Merger, was less than that of the merger consideration paid.

Unrealized Appreciation (Depreciation) on Investments

The following table summarizes the significant unrealized appreciation (depreciation) of our investment portfolio.

	For the Year Ended December 31,				For the Period Ended December 31, 2016
	2018		2017
	In Thousands	Per Share(1)	In Thousands	Per Share(1)	In Thousands	Per Share(1)
Net increase (decrease) in unrealized appreciation/depreciation	$(26,758)	$(2.51)	$(23,962)	$(2.06)	$(13,455)	$(1.05)
Increases in unrealized appreciation/depreciation	3,560	0.33	3,906	0.34	1,837	0.14
Decreases in unrealized appreciation/depreciation	(30,318)	(2.85)	(27,868)	(2.39)	(15,292)	(1.19)

(1)

The per share amounts are based on a weighted average of 10,652,401 shares for the year ended December 31, 2018, a weighted average of 11,655,370 shares for the year ended December 31, 2017 and a weighted average of 12,852,758 shares for the period ended December 31, 2016.

For the year ended December 31, 2018, the net unrealized depreciation was primarily the result of a net decrease of $16.8 million related to our investment in Avanti as a result of Avanti’s restructuring, which impacted our costs basis and caused further decreases in fair value through the end of the year. In addition, we had net unrealized depreciation of $5.8 million on our investment in TRU Taj and $1.7 million on our investment in OPS Acquisitions Limited and Ocean Protection Services Limited primarily resulting from decreases in fair value. Further, approximately $0.9 million of the decreases in unrealized depreciation was related to securities which were realized during the year and thus are no longer held in the portfolio.

For the year ended December 31, 2017 and the period ended December 31, 2016, the net unrealized depreciation of investments was primarily driven by unrealized depreciation of $19.9 million and $13.3 million, respectively, on our investments in Avanti.

Liquidity and Capital Resources

At December 31, 2018, we had approximately $4.2 million of cash and cash equivalents, none of which was restricted in nature. In addition, at December 31, 2018, we had $78.1 million in short term investments such as U.S. Treasury Bills and a money market mutual fund.

At December 31, 2018, we had investments in debt securities of 21 companies, totaling approximately $178.0 million at fair value and equity investments in four companies, totaling approximately $6.2 million at fair value.

In the normal course of business, we may enter into investment agreements under which we commit to make an investment in a portfolio company at some future date or over a specified period of time. As of December 31, 2018, we had approximately $16.1 million in unfunded loan commitments, subject to our approval in certain instances, to provide debt financing to certain of our portfolio companies. We had sufficient cash and other liquid assets on our December 31, 2018 balance sheet to satisfy the unfunded commitments.

For the year ended December 31, 2018, cash used in operating activities was $30.5 million and consisted primarily of investment purchases of $146.7 million, partially offset by proceeds from sales and principal payments of $123.9 million. Other non-cash activity includes $26.8 million of net unrealized depreciation on investments, which was partially offset by an increase in short term investments of $12.2 million.

For the year ended December 31, 2017, cash used in operating activities was approximately $24.3 million, reflecting the purchases and repayments of investments, net investment income resulting from operations, offset by non-cash income related to PIK interest, changes in working capital and accrued interest receivable. Net cash used for purchases and sales of investments was approximately $24.9 million. Such amounts included draws and repayments on revolving credit facilities.

For the period ended December 31, 2016, cash used in operating activities, was approximately $8.7 million, reflecting the purchases and repayments of investments, net investment income resulting from operations, offset by non-cash income related to PIK interest, changes in working capital and accrued interest receivable. Net cash provided by purchases and sales of investments was approximately $0.3 million, reflecting principal repayments and sales of $42.0 million, offset by additional investments of $41.7 million. Such amounts included draws and repayments on revolving credit facilities.

For the year ended December 31, 2018, cash provided by financing activities was $31.7 million, consisting of $44.4 million in proceeds from the issuance of the 2025 Notes, partially offset by $12.7 million in distributions to investors.

For the year ended December 31, 2017, cash used in financing activities was $39.6 million, consisting of $31.1 million in proceeds from the issuance of the 2022 Notes , which was offset by the $33.6 million used to repay the 2020 Notes (as defined herein), $24.3 million used to purchase shares of our common stock and $12.8 million in distributions to investors.

For the period ended December 31, 2016, cash provided by financing activities was $58.1 million, consisting primarily of cash contributions received, including the $30.0 million contribution received from GEC in the Formation Transactions.

Contractual Obligations

A summary of our significant contractual payment obligations as of December 31, 2018 is as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2022 Notes	$32,631	$—	$—	$32,631	$—
2025 Notes	46,398	—	—		46,398

Total	$79,029	$—	$—	$32,631	$46,398

We have certain contracts under which we have material future commitments. Under the Investment Management Agreement, GECM provides investment advisory services to us. For providing these services, we pay GECM a fee, consisting of two components: (1) a base management fee based on the average value of our total assets and (2) an incentive fee based on our performance.

We are also party to the Administration Agreement with GECM. Under the Administration Agreement, GECM furnishes us with, or otherwise arranges for the provision of, office facilities, equipment, clerical, bookkeeping, finance, accounting, compliance and record keeping services at such office facilities and other such services as our administrator.

If any of the contractual obligations discussed above are terminated, our costs under any new agreements that we enter into may increase. In addition, we would likely incur significant time and expense in locating alternative parties to provide the services we expect to receive under our Investment Management Agreement and our Administration Agreement. Any new investment management agreement would also be subject to approval by our stockholders.

Both the Investment Management Agreement and the Administration Agreement may be terminated by either party without penalty upon no fewer than 60 days’ written notice to the other.

Stock Buyback Program

In March 2019, we implemented a stock buyback program pursuant to Rule 10b5-1 and Rule 10b-18 under the Exchange Act authorizing us to repurchase our common stock in open market transactions, including block purchases, depending on prevailing market conditions and other factors in an aggregate amount of up to $5.0 million through December 2019, unless extended or terminated by our Board.

Inflation

Inflation has not had a significant effect on our results of operations in any of the reporting periods presented in our financial statements. However, from time to time, inflation may impact the operating results of our portfolio companies.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Notes Payable

On November 3, 2016, we assumed approximately $33.6 million in aggregate principal amount of Full Circle’s 8.25% Notes due June 30, 2020 (the “2020 Notes”). Interest on the 2020 Notes was paid quarterly in arrears at a rate of 8.25% per annum. The 2020 Notes had a maturity date of June 30, 2020. On October 20, 2017, we redeemed the 2020 Notes completely at their par value plus accrued and unpaid interest.

On September 18, 2017, we sold $28.4 million in aggregate principal amount of the 2022 Notes. On September 29, 2017, we sold an additional $4.3 million of the 2022 Notes upon full exercise of the underwriters’ over-allotment option. As a result of the issuance of the 2022 Notes, the aggregate principal balance of the 2022 Notes outstanding as of December 31, 2018 is $32.6 million.

The 2022 Notes are our unsecured obligations and rank equal with all of our outstanding and future unsecured unsubordinated indebtedness. The 2022 Notes are effectively subordinated, or junior in right of payment, to any future secured indebtedness that we may incur and structurally subordinated to all future indebtedness and other obligations of our subsidiaries. We pay interest on the 2022 Notes on January 31, April 30, July 31 and October 31 of each year. The 2022 Notes will mature on September 18, 2022 and can be called on, or after, September 18, 2019. Holders of the 2022 Notes do not have the option to have the 2022 Notes repaid prior to the stated maturity date. The 2022 Notes were issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

On January 11, 2018, we sold $43.0 million in aggregate principal amount of the 2025 Notes. On January 19, 2018 and February 9, 2018, we sold an additional $1.9 million and $1.5 million, respectively, of the 2025 Notes upon partial exercise of the underwriters’ over-allotment option. As a result of the issuance of these additional 2025 Notes, the aggregate principal balance of the 2025 Notes outstanding as of December 31, 2018 is $46.4 million.

The 2025 Notes are our unsecured obligations and rank equal with all of our outstanding and future unsecured unsubordinated indebtedness. The 2025 Notes are effectively subordinated, or junior in right of payment, to any future secured indebtedness that we may incur and structurally subordinated to all future indebtedness and other obligations of our subsidiaries. We pay interest on the 2025 Notes on March 31, June 30, September 30 and December 31 of each year. The 2025 Notes will mature on January 31, 2025 and can be called on, or after, January 31, 2021. Holders of the 2025 Notes do not have the option to have the 2025 Notes repaid prior to the stated maturity date. The 2025 Notes were issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

Recent Developments

In January 2019, we sold $2.0 million of par value of Michael Baker second lien senior secured bonds at a price of approximately 98% of par value.

In January 2019, we sold $4.8 million of par value of SUNASC first lien senior secured loan at a price of approximately 78% of par value.

In January 2019, $3.8 million of par value of Geo Specialty first lien senior secured revolving loan was paid down at 100% of par value.

In January 2019, $3.9 million of par value of Geo Specialty first lien senior secured loan was paid down at 100% of par value.

In January 2019, $5.0 million of par value of TRU Taj first lien senior debtor in possession notes was paid down at 100% of par value.

In January 2019, $16.0 million of par value of TRU Taj first lien senior secured bonds was exchanged for 58,054 shares of common stock of TRU Taj and 16,000 shares of TRU Taj Liquidating Trust.

In January 2019, we received and exercised the right to purchase 718,900 shares of common stock of TRU Taj at a price of $13.94 per share.

In January 2019, we purchased $10.0 million of par value revolving commitment of Research Now Group, Inc.’s first lien senior secured revolving loan at a price of approximately 93% of par value.

In February 2019, we purchased 80% of the capital stock of Prestige Capital Corporation for aggregate cash consideration of $7.4 million.

In February 2019, we sold $4.0 million of par value of Michael Baker second lien senior secured bond at a price of approximately 100% of par value.

In March 2019, we sold our position in IWG at a weighted average price of 101.5% of par value.

In March 2019, we bought $3.0 million of par value of SESAC second lien secured term loan at approximately 100% of par value.

In March 2019, we bought $3.0 million of par value of California Pizza Kitchen, Inc. first lien secured term loan at approximately 97% of par value.

In March 2019, we bought $3.0 million of par value of Finastra second lien secured term loan at approximately 97% of par value.

In March 2019, we bought $2.5 million of par value of APTIM Corp. first lien secured term loan at approximately 78% of par value.

In March 2019, we bought $2.0 million of par value of Boardriders Inc. first lien secured term loan at approximately 100% of par value.

In March 2019, we sold $0.3 million of par value of Michael Baker second lien secured bonds at a price of approximately 101% of par value.

In March 2019, John J. Woods resigned as our Chief Financial Officer and Treasurer. Following his resignation, the Board appointed Keri Davis to assume Mr. Woods’ position as interim Chief Financial Officer and Treasurer.

Our Board declared the monthly distributions for the second quarter of 2019 at an annual rate of approximately 9.6% of our December 31, 2018 net asset value, which equates to $0.083 per month. All of the monthly distributions are expected to be from net investment income. The schedule of distribution payments will be established by GECC pursuant to authority granted by our Board.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are subject to financial market risks, including changes in interest rates. As of December 31, 2018, eight debt investments in our portfolio bore interest at a fixed rate, and the remaining 18 debt investments were at variable rates, representing approximately $74.8 million and $103.2 million in principal debt at fair value, respectively. As of December 31, 2017, seven debt investments in our portfolio bore interest at a fixed rate, and the remaining 17 debt investments were at variable rates, representing approximately $85.4 million and $79.2 million in principal debt at fair value, respectively. The variable rates are based upon LIBOR.

To illustrate the potential impact of a change in the underlying interest rate on our net investment income, we have assumed a 1%, 2%, and 3% increase and 1%, 2%, and 3% decrease in the underlying LIBOR, and no other change in our portfolio as of December 31, 2018. We have also assumed there are no outstanding floating rate borrowings by the Company. See the below table for the effect the rate changes would have on net investment income on an annual basis.

LIBOR Increase (Decrease)	Increase (decrease) of Net Investment Income (in thousands)
3.00%	$3,453
2.00%	2,302
1.00%	1,151
(1.00)%	(1,145)
(2.00)%	(2,094)
(3.00)%	(2,626)

Although we believe that this analysis is indicative of our existing interest rate sensitivity at December 31, 2018, it does not adjust for changes in the credit quality, size and composition of our portfolio, and other business developments, including borrowing under a credit facility, that could affect the net increase in net assets resulting from operations. Accordingly, no assurances can be given that actual results would not differ materially from the results under this hypothetical analysis.

We may in the future hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to the investments in our portfolio with fixed interest rates.

THE COMPANY

Overview

We are a Maryland corporation that was formed in April 2016 and commenced operations on November 3, 2016 when Full Circle merged with and into us. We operate as a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a BDC under the Investment Company Act. In addition, for tax purposes, we elected to be treated as a RIC under the Code beginning with our tax year starting October 1, 2016.

Our investment objective is to seek to generate both current income and capital appreciation, while seeking to protect against loss of principal, by investing predominantly in the debt instruments of middle-market companies, which we generally define as companies with enterprise values between $100.0 million and $2.0 billion.

To achieve our investment objectives, we primarily focus on investing in secured and senior unsecured debt instruments in middle-market companies that offer sufficient downside protection but with the opportunity to unlock substantial return potential (interest income plus capital appreciation and fees, if any) that appropriately recognizes potential investment risks.

We target investments that we perceive to be undervalued due to over leveraging or which operate in industries experiencing cyclical declines and may trade at discounts to their original issue prices. We source these transactions in the secondary markets and occasionally directly with issuers.

We seek to protect against loss of principal by investing in borrowers with tangible and intangible assets, where GECM believes asset values are expected to, or do, exceed our investment and any debt that is senior to, or ranks in parity with, our investment. GECM’s investment process includes a focus on an investment’s contractual documents, as it seeks to identify rights that enhance an investment’s risk protection and avoid contracts that compromise potential returns or recoveries. Although we intend to focus on senior debt instruments of middle-market companies, we may make investments throughout a company’s capital structure, including subordinated debt, mezzanine debt, and equity or equity-linked securities.

Our Portfolio at December 31, 2018

The following table sets forth certain information as of December 31, 2018 regarding each portfolio company in which we have a debt or equity investment. For information regarding material portfolio transactions occurring after December 31, 2018, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.” Additional information about the general terms of our loans and other investments are described above under “Risk Factors” and “—Overview.” We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ boards of directors or equivalent governing bodies. Other than these investments and any additional relationships described below with respect to a particular portfolio company, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments.

Portfolio Company	Industry	Security (1)	Notes	Interest Rate (2)	% of Class	Initial Acquisition Date	Maturity	Par Amount /Quantity	Cost	Fair Value
Investments at Fair Value

Aptean Holdings, Inc. 4325 Alexander Drive Suite 100 Alpharetta, GA 30022	Software Services	2nd Lien, Senior Secured Loan	5	3M L + 9.50%, 10.50% Floor (12.31%)	†	03/27/2018	12/20/2023	4,010	4,052	4,010

Avanti Communications Group PLC Cobham House 20 Black Friars Lane London, UK EC4V 6EB	Wireless Telecommunications Services	2nd Lien, Senior Secured Bond	4, 5, 10, 11	9.00%	†	11/03/2016	10/01/2022	38,888	34,954	29,400
	Wireless Telecommunications Services	Common Equity	4, 7, 10	n/a	9%	11/03/2016	n/a	196,086,410	50,660	6,231

Best Western Luling (fka Luling Lodging, LLC) 4120 East Pierce Street Luling, TX 7864	Hotel Operator	1st Lien, Senior Secured Loan	5, 8, 9	1M L + 12.00%, 12.25% Floor (0.00%)	†	11/03/2016	12/18/2017	2,715	1,300	3,212

Commercial Barge Line Company 1701 E. Market Street Jeffersonville, IN 47130	Water Transport	1st Lien, Senior Secured Loan	5	1M L + 8.75%, 9.75% Floor (11.27%)	†	05/17/2017	11/12/2020	16,605	13,496	11,889

Davidzon Radio, Inc. 2508 Coney Island Avenue, 2nd Floor Brooklyn, NY 1122	Radio Broadcasting	1st Lien, Senior Secured Loan	5, 9	1M L + 10.00%, 11.00% Floor (15.35%)	†	11/03/2016	03/31/2020	9,270	8,967	8,807

The Finance Company 1010 Wayne Ave, Ste 510, Silver Springs, MD 20910	Consumer Finance	1st Lien, Senior Secured Revolver	3, 5	1M L + 11.00%, 11.50% Floor (13.35%)	†	11/03/2016	07/02/2020	959	959	959
	Consumer Finance	1st Lien, Senior Secured Revolver - Unfunded	3, 5	1M L + 11.00%, 11.50% Floor (13.35%)	†	11/03/2016	07/02/2020	41	—	—
	Consumer Finance	1st Lien Secured Term Loan B	3, 5	1M L + 11.00%, 11.50% Floor (13.35%)	†	06/08/2018	07/02/2020	1,491	1,491	801

Portfolio Company	Industry	Security (1)	Notes	Interest Rate (2)	% of Class	Initial Acquisition Date	Maturity	Par Amount /Quantity	Cost	Fair Value
	Consumer Finance	Equity	3, 5, 7	n/a	72%	06/08/2018	n/a	288,000	—	—

Finastra Group Holdings, Ltd. (fka Almonde, Inc.) 2628 Maxwell Street Philadelphia, PA 1915	Software Services	2nd Lien, Senior Secured Loan	10	3M L + 7.25%, 8.25% floor (10.05%)	†	12/14/2017	06/13/2025	13,000	12,373	11,932

Full House Resorts, Inc. 1980 Festival Plaza Dr., Suite 680 Las Vegas, NV 89135	Gaming, Lodging & Restaurants	1st Lien Senior Secured Note	5	3M L + 7.00%, 8.00% Floor (9.80%)	†	02/02/2018	02/02/2024	9,900	9,726	9,687

Geo Specialty Chemicals, Inc. 401 S Earl Ave # 3A, Lafayette, IN 47904	Chemicals	1st Lien, Senior Secured Revolver	5	3M L + 4.75%, 5.75% Floor (7.13%)	†	09/28/2017	04/30/2019	3,792	3,739	3,761
	Chemicals	1st Lien, Senior Secured Revolver - Unfunded	5	3M L + 4.75%, 5.75% Floor (7.13%)	†	09/28/2017	04/30/2019	583	—	(5)
	Chemicals	1st Lien, Senior Secured Loan	5	3M L + 4.75%, 5.75% Floor (7.46%)	†	09/28/2017	04/30/2019	3,875	3,828	3,845

International Wire Group Inc 12 Masonic Avenue Camden, NY 13316	Manufacturing	2nd Lien, Senior Secured Bond	11	10.75%	†	09/19/2017	08/01/2021	17,500	16,616	15,575

Michael Baker International, LLC 500 Grant Street, Suite 5400 Pittsburgh, PA 15219	Industrial Conglomerates	2nd Lien, Senior Secured Bond	11	8.75%	†	12/31/2017	03/01/2023	13,500	13,105	13,365

OPS Acquisitions Limited and Ocean Protection Services Limited Capital place 120 Bath Road London, UK UB3 5AN	Maritime Security Services	1st Lien, Senior Secured Loan	4, 5, 8, 10	1M L + 12.00%, 12.50% Floor (0.00%)	†	11/03/2016	06/01/2018	4,903	4,240	34
	Maritime Security Services	Common Equity	4, 5, 7, 10	n/a	19%	11/03/2016	n/a	19	—	—

PE Facility Solutions, LLC 4217 Ponderosa Avenue Suite A, San Diego, CA 92123	Building Cleaning and Maintenance Services	1st Lien, Senior Secured Revolver	3, 5	1M L + 9.00% (11.35%)	†	02/28/2017	02/27/2022	1,948	$1,948	$1,948

	Building Cleaning and Maintenance Services	1st Lien, Senior Secured Revolver - Unfunded	3, 5	1M L + 9.00% (11.35%)	†	02/28/2017	02/27/2022	4,052	—	—

	Building Cleaning and Maintenance Services	1st Lien, Senior Secured Loan A	3, 5	1M L + 11.00% (13.35%)	†	02/28/2017	02/27/2022	9,800	9,800	9,800

	Building Cleaning and Maintenance Services	1st Lien, Senior Secured Loan B	3, 5, 6	1M L + 14.00% (16.35%)	†	02/28/2017	02/27/2022	6,695	6,450	6,695

Portfolio Company	Industry	Security (1)	Notes	Interest Rate (2)	% of Class	Initial Acquisition Date	Maturity	Par Amount /Quantity	Cost	Fair Value
	Building Cleaning and Maintenance Services	Common Equity	3, 5, 7	n/a	88%	02/28/2017	n/a	1	—	—

PEAKS Trust 2009-1 10 North High Street 400 West Chester, PA 19380	Consumer Finance	1st Lien, Senior Secured Note	5, 10	1M L + 5.50%, 7.50% Floor (8.01%)	† †	11/03/2016	01/27/2020	1,122	929	70

PFS Holdings Cor 3747 Hecktown Road Easton, PA 18045	Food & Staples Retailing	1st Lien, Senior Secured Loan	5	1M L + 3.50%, 4.50% Floor (5.88%)		07/09/2018	01/31/2021	14,979	9,554	8,935

PR Wireless, Inc. Metro Office Park, 1st Street, Chrysler Building, Suite 300, Guaynabo, Puerto Rico, Puerto Rico	Wireless Communications	1st Lien, Senior Secured Loan	5	3M L + 5.25% (8.05%)	†	11/15/2017	06/29/2020	602	602	600
	Wireless Communications	1st Lien, Senior Secured Delayed Draw Loan - Unfunded	5	3M L + 5.25% (8.05%)	†	11/15/2017	06/29/2020	768	—	(4)

SESAC Holdco II LLC 55 Music Square East Nashville, TN 37203	Business Services	2nd Lien, Senior Secured Loan	5	1M L + 7.25%, 8.25% Floor (9.76%)	†	12/13/2017	02/24/2025	9,942	9,875	9,505

Sungard Availability Services Capital, Inc. 680 East Swedesford Road Wayne, PA 19087	Technology Services	1st Lien, Senior Secured Loan	5	1M L + 7.00%, 8.00% Floor (9.57%)	†	01/24/2018	9/30/2021	4,808	4,524	4,428

Tallage Davis, LLC 165 Tremont Street, Suite 305, Boston, MA 02111	Real Estate Services	1st Lien, Senior Secured Loan	5	11.00%	† †	03/20/2018	01/26/2023	2,415	2,415	2,375
	Real Estate Services	1st Lien, Senior Secured Loan - Unfunded	5	11.00%		03/20/2018	01/26/2023	10,660	—	(176)
	Real Estate Services	1st Lien, Senior Secured Loan	5	3M L + 10.00%, 11.00% Floor (12.81%)	†	11/03/2016	12/31/2019	2,298	2,298	2,280

Tru Taj, LLC One Geoffrey Way Wayne, NJ 07470	Retail	1st Lien, Senior Secured Bond	11	12.00%	†	07/21/2017	08/15/2021	16,000	15,433	9,160
	Retail	1st Lien, Debtor in Possession Note	5	11.00%	†	03/26/2018	01/22/2019	4,992	5,020	5,067

Total Investments excluding Short-Term Investments (167.27% of Net Assets)									248,354	184,186

Short-Term Investments

State Street Institutional Treasury Money Market Fund		Premier Class		n/a	<1%		n/a	3,550,161	3,550	3,550
United States Treasury		Treasury Bill		0%			04/04/2019	75,000	74,543	74,535

Total Short-Term Investments (70.91% of Net Assets)									78,093	78,085

TOTAL INVESTMENTS (238.18% of Net Assets )									$326,447	$262,271

Other Liabilities in Excess of Assets ((138.17)% of Net Assets )										$(152,155)
NET ASSETS										$110,116

(1)

Our investments are generally acquired in private transactions exempt from registration under the Securities Act and, therefore, are generally subject to limitations on resale, and may be deemed to be “restricted securities’’ under the Securities Act.

(2)

A majority of our variable rate debt investments bear interest at a rate that is determined by reference to LIBOR and which is reset daily, monthly, quarterly or semiannually. For each debt investment, we have provided the interest rate in effect as of period end. If no reference to LIBOR is made, the rate is fixed. A floor is the minimum rate that will be applied in calculating an interest rate. A cap is the maximum rate that will be applied in calculating an interest rate. The one month (“1M”) LIBOR as of period end was 2.50%. The three month (“3M”) LIBOR as of period end was 2.81%.

(3)

‘‘Controlled Investments’’ are investments in those companies that are ‘‘Controlled Investments’’ of the Company, as defined in the Investment Company Act. A company is deemed to be a ‘‘Controlled Investment’’ of the Company if we own more than 25% of the voting securities of such company.

(4)

‘‘Affiliate Investments’’ are investments in those companies that are ‘‘Affiliated Companies’’ of the Company, a defined in the Investment Company Act, which are not ‘‘Controlled Investments.’’ A company is deemed to be an ‘‘Affiliate’’ of the Company if we own 5% or more, but less than 25%, of the voting securities of such company.

(5)	Investments classified as Level 3 whereby fair value was determined by our Board.
(6)	Security pays, or has the option to pay, all of its interest in kind.
(7)	Non-income producing security.
(8)	Investment was on non-accrual status as of period end.
(9)	The interest rate on these loans includes a default interest rate.
(10)

Indicates assets that we believe do not represent ‘‘qualifying assets’’ under Section 55(a) of the Investment Company Act. Qualifying assets must represent at least 70% of our total assets at the time of acquisition of any additional non-qualifying assets. Of our total assets, 25.9% were non-qualifying assets as of period end.

(11)

Security exempt from registration pursuant to Rule 144A under the Securities Act. Such security may be sold in certain transactions (normally to qualified institutional buyers) and remain exempt from registration.

(12)

As of period end, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $1,694; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $49,881; the net unrealized depreciation was $(48,187); the aggregate cost of securities for Federal income tax purposes was $310,459.

As of December 31, 2018, the Company’s investments consisted of the following investment types:

Investment Type	Investments at Fair Value	Percentage of Net Assets
Debt	$177,955	161.61%
Equity/Other	6,231	5.66%
Short-Term Investments	78,085	70.91%

Total	$262,271	238.18%

Avanti Communications Group plc

Avanti, located in London, England, is a leading provider of satellite-enabled data communications services in Europe, the Middle East and Africa. Avanti’s network consists of: three high throughput satellites, HYLAS 1, HYLAS 2 and HYLAS 4; a multiband satellite, Artemis; one satellite that is not yet launched, HYLAS 3; and an international fiber network connecting data centers in several countries. Avanti’s satellites primarily operate in the Ka band frequency range. The Ka band allows for the delivery of greater capacity at faster speeds than Ku band capacity.

Commercial Barge Line Company

Commercial Barge Line Company (“CBL”) is one of the largest and most diversified providers of barge transportation, along with related port and terminal services, in the United States. CBL’s operations on the Inland Waterways encompass the Mississippi, Ohio and Illinois rivers. With a fleet of approximately 4,199 barges powered by over 150 boats, CBL transports an array of dry and liquid cargoes, including grain, coal, steel, fertilizers, salt, containers, chemicals, refined petroleum products, ethanol, and project cargo.

Finastra Group Holdings, Ltd

Finastra is estimated to be the world’s third largest financial technology company. Finastra, backed by Vista Equity Partners, provides financial software solutions to over 9,000 customers in retail and transactional banking, lending, treasury and capital markets across 130 countries.

Full House Resorts, Inc.

Full House Resorts, Inc. (“Full House”) is an owner, operator, and developer of regional casinos in the United States. Currently, the company operates five properties in four states with a total of 3,116 slot machines, 83 table games, and 447 hotel rooms. Full House is led by chief executive officer Dan Lee, an industry veteran who previously held senior roles at Creative Casinos, Pinnacle Entertainment, and Mirage Resorts.

International Wire Group, Inc.

IWG is headquartered in Camden, New York, and is the largest bare copper wire and copper wire products manufacturer in the United States with operations in Europe. ITWG’s products include a broad line of copper wire configurations and gauges with a variety of electrical and conductive characteristics, which are utilized by customers primarily in the industrial and energy, electronics and data communications, aerospace and defense, medical products, automotive, and consumer and appliance industries. In addition to its Camden headquarters, ITWG has multiple offices across the United States, as well as offices in France, Italy, and Poland.

Michael Baker International, LLC

Headquartered in Pittsburgh, Pennsylvania, Michael Baker is a leading provider of engineering and consulting services in the United States. The company provides solutions to a variety of end markets, including aviation, environmental, transportation, bridges, and energy infrastructure. Michael Baker has a national footprint with 86 offices in 44 states and generates the majority of its revenue from contracts with federal, state, and local governments.

PE Facility Solutions, LLC

PE Facility Solutions, LLC (“PEFS”), headquartered in San Diego, California, provides facilities maintenance services for commercial real estate owners in nearly 100 million square feet of specialized buildings across North America. PEFS’ clients range from small, local businesses to multi-national corporations. Two members of our investment committee serve as members of the Board of Managers of PEFS.

SESAC Holdco II LLC

Founded in 1930 and headquartered in Nashville, Tennessee, SESAC is a performance rights organization in the United States with an affiliate base of over 47,000 songwriters and a diversified base of over 128,000 licensees. Performance rights organizations serve an essential role in the music ecosystem by ensuring songwriters receive royalties for the performance of their compositions in public by licensees. Key licensee categories include venues (hotels, clubs, stadiums), terrestrial radio (AM / FM), TV (local, regional, national), digital webcast (Pandora, Sirius XM), and digital on-demand (Spotify, Rdio, Apple Music).

TRU Taj LLC

TRU Taj is a subsidiary of Toys, a global retailer of toys and juvenile products. In August 2018, both Toys and TRU Taj commenced the Plan. The Plan became effective in January 2019. As of February 2019, Tru Kids, Inc. became the successor entity of Toys. “Risk Factors—Risks Relating to Our Investments—By investing in companies that are experiencing significant financial or business difficulties, we will be exposed to distressed lending risks.”

Investment Manager and Administrator

GECM’s investment team has more than 100 years of experience in the aggregate financing and investing in leveraged middle-market companies. GECM’s team is led by Peter A. Reed, GECM’s Chief Investment Officer. Senior members of GECM’s team include Adam M. Kleinman, John S. Ehlinger and Adam W. Yates. The GECM investment team has deployed more than $17.0 billion into more than 550 issuers across 20+ jurisdictions during its members’ prior and current experiences together.

Investment Selection

GECM employs a team of investment professionals with experience in leveraged finance. The sector-focused research team performs fundamental research at both the industry and company level. Through in-depth industry coverage, GECM’s investment team seeks to develop a thorough understanding of the fundamental market, sector drivers, mergers and acquisition activity, security pricing and trading and new issue trends. GECM’s investment team believes that understanding industry trends is an important element of investment success.

Idea Generation, Origination and Refinement

Idea generation and origination is maximized through long-standing and extensive relationships with industry contacts, brokers, commercial and investment bankers, as well as current and former clients, portfolio companies and investors. GECM’s investment team is expected to supplement these lead sources by also utilizing broader research efforts, such as attendance at prospective borrower industry conferences and an active calling effort to brokers and investment bankers. GECM’s investment team focuses their idea generation and origination efforts on middle-market companies. In screening potential investments, GECM’s investment team utilizes a value-oriented investment philosophy with analysis and research focused on the preservation of capital. GECM has identified several criteria that it believes are important in identifying and investing in prospective portfolio companies. GECM’s process requires focus on the terms of the applicable contracts and instruments perfecting security interests. GECM’s criteria provide general guidelines for GECM’s investment committee’s decisions; however, not all of these criteria will be met by each prospective portfolio company in which they choose to invest.

Asset Based Investments. Debt issued by firms with negative free cash flow but where GECM’s investment thesis is based on the value of the collateral or the issuer’s assets. This type of investment focuses on expected realizable value of the issuer’s assets.

Enterprise Value Investments. Debt issued by firms whose business generates free cash flow to service the debt with a margin of safety and the enterprise value of the firm represents the opportunity for principal to be repaid by refinancing or in connection with a merger or acquisition transaction. These investments focus on the going concern value of the enterprise.

Other Debt Investments. Debt issued by firms which have the ability to pay interest and principal out of expected free cash flow from their business. These investments focus on the sustainability and defensibility of cash flows from the business.

Due Diligence

GECM’s due diligence typically includes:

•

analysis of the credit documents by GECM’s investment team (including the members of the team with legal training and years of professional experience). GECM will engage outside counsel when necessary as well;

•	review of historical and prospective financial information;

•	research relating to the prospective portfolio company’s management, industry, markets, customers, products and services and competitors;

•	verification of collateral;

•	interviews with management, employees, customers and vendors of the prospective portfolio company; and

•	informal or formal background and reference checks.

Upon the completion of due diligence and a decision to proceed with an investment in a company, the investment professionals leading the diligence process present the opportunity to GECM’s investment committee, which then determines whether to pursue the potential investment.

Approval of Investment Transactions

GECM’s procedures call for each new investment under consideration by the GECM analysts to be preliminarily reviewed at periodic meetings of GECM’s investment team. GECM’s investment team then prepares a summary of the investment, including a financial model and risk cases and a legal review checklist. GECM’s investment committee then will hold a formal review meeting, and following approval of a specific investment, authorization is given to GECM’s trader, including execution guidelines.

GECM’s investment analysts provide regular updates of the positions for which they are responsible to members of GECM’s investment committee. On a quarterly basis, formal reviews of each position are conducted by GECM’s investment committee.

GECM’s investment analysts and members of the GECM investment committee will jointly decide when to sell a position. The sale decision will then be given to GECM’s trader, who will execute the trade in consultation with the analyst and the applicable member of GECM’s investment committee.

Ongoing Relationship with Portfolio Companies

As a BDC, we offer, and must provide upon request, significant managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of our portfolio companies and providing other organizational and financial guidance.

GECM’s investment team monitors our portfolio companies on an ongoing basis. They monitor the financial trends of each portfolio company and its respective industry to assess the appropriate course of action for each investment. GECM’s ongoing monitoring of a portfolio company will include both a qualitative and quantitative analysis of the company and its industry.

Valuation Procedures

We value our assets, an essential input in the determination of our net asset value consistent with GAAP and as required by the Investment Company Act. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for an extended discussion of our methodology.

Staffing

We do not currently have any employees. Mr. Reed is our Chief Executive Officer and President and GECM’s Chief Investment Officer. Under the Administration Agreement, GECM provides the services of our Chief Financial Officer and Chief Compliance Officer.

Competition

We compete for investments with other BDCs and investment funds (including private equity funds, hedge funds, mutual funds, mezzanine funds and small business investment companies), as well as traditional financial services companies such as commercial banks, direct lending funds and other sources of funding. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, those entities have begun to invest in areas they have not traditionally invested in, including making investments in the types of portfolio companies we target. Many of these entities have greater financial and managerial resources than we do.

Formation Transactions and Merger

On June 23, 2016, we entered into the Merger Agreement with Full Circle that provided for the Merger. Concurrent with delivery of the Merger Agreement, we entered into the Subscription Agreement with GEC and the MAST Funds. Per the Subscription Agreement, GEC contributed $30.0 million to us. Prior to the Merger and our election to be regulated as a BDC under the Investment Company Act, per the Subscription Agreement, we acquired the Initial GECC Portfolio from the MAST Funds. As a result of the transactions contemplated by the Subscription Agreement, the MAST Funds owned approximately 75% of our pre-Merger outstanding common stock and GEC owned 25% of our pre-Merger outstanding common stock. The Merger was completed on November 3, 2016.

Exemptive Relief

We intend to apply to the SEC for exemptive relief that will allow us to co-invest, together with other investment vehicles managed by GECM, in specific investment opportunities. We are unable to predict whether or not the SEC will grant the requested exemption. If the SEC does not provide the requested exemption, GECM will continue to allocate investment opportunities to different investment vehicles in accordance with its allocation policies.

Investment Management Agreement

Management Services

GECM serves as our investment adviser and is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board, GECM manages our day-to-day operations and provides investment advisory and management services to us. Under the terms of the Investment Management Agreement, GECM:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of our investments (including performing due diligence on our prospective portfolio companies);

•	closes and monitors our investments; and

•	determines the securities and other assets that we purchase, retain or sell.

GECM’s services to us under the Investment Management Agreement are not exclusive, and GECM is free to furnish similar services to other entities.

Management and Incentive Fees

Under the Investment Management Agreement, GECM receives a fee from us, consisting of two components: (1) a base management fee and (2) an incentive fee.

The base management fee is calculated at an annual rate of 1.50% based on the average value of our total assets (determined under GAAP) (other than cash or cash equivalents but including assets purchased with borrowed funds or other forms of leverage) at the end of the two most recently completed calendar quarters. The base management fee is payable quarterly in arrears.

The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not.

Income Incentive Fee

The Income Incentive Fee is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, diligence and consulting fees or other fees that we receive from portfolio companies, but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes Accrued Unpaid Income.

Pre-incentive fee net investment income does not include any realized capital gains or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses.

Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined in accordance with GAAP) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 1.75% per quarter (7.00% annualized). If market interest rates rise, we may be able to invest in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for GECM to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income.

We pay the incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate;

•

100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate, but is less than 2.1875% in any calendar quarter (8.75% annualized). We refer to this portion of our pre-incentive fee net investment income as the “catch up” provision. The “catch up” is meant to provide GECM with 20% of the pre-incentive fee net investment income as if a hurdle rate did not apply if our net investment income exceeds 2.1875% in any calendar quarter; and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

The following is a graphical representation of the calculation of the income related portion of the incentive fee:

These calculations are adjusted for any share issuances or repurchases during the quarter and will be appropriately prorated for any period of less than three months. Any Accrued Unpaid Income Incentive Fees will be deferred, on a security-by-security basis, and will become payable only if, as, when and to the extent cash is received by us or our consolidated subsidiaries in respect thereof. Any Accrued Unpaid Income that is subsequently reversed in connection with a write-down, write-off, impairment or similar treatment of the investment giving rise to such Accrued Unpaid Income will, in the applicable period of reversal, (1) reduce pre-incentive fee net investment income and (2) reduce the amount of Accrued Unpaid Income deferred pursuant to the terms of the Investment Management Agreement. Subsequent payments of Income Incentive Fees deferred pursuant to this paragraph do not reduce the amounts payable for any quarter pursuant to the other terms of the Investment Management Agreement.

We will defer cash payment of any Income Incentive Fee otherwise payable to GECM in any quarter (excluding Accrued Unpaid Income Incentive Fees with respect to such quarter) that exceeds (1) 20% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the Trailing Twelve Quarters less (2) the aggregate incentive fees that were previously paid to the investment adviser during such Trailing Twelve Quarters (excluding Accrued Unpaid Income Incentive Fees during such Trailing Twelve Quarters and not subsequently paid). “Cumulative Pre-Incentive Fee Net Return” during the relevant Trailing Twelve Quarters means the sum of (a) pre-incentive fee net investment income in respect of such Trailing Twelve Quarters less (b) net realized capital losses and net unrealized capital depreciation, if any, in each case calculated in accordance with GAAP, in respect of such Trailing Twelve Quarters.

Capital Gains Incentive Fee

The Capital Gains Incentive Fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), commencing with the partial calendar year ended December 31, 2016, and is calculated at the end of each applicable year by subtracting (a) the sum of our and our consolidated subsidiaries’ cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (b) our and our consolidated subsidiaries’ cumulative aggregate realized capital gains, in each case calculated from November 4, 2016. If such amount is positive at the end of such year, then the Capital Gains Incentive Fee for such year is equal to 20% of such amount, less the aggregate amount of Capital Gains Incentive Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Incentive Fee for such year.

The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment. The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost basis of such investment. The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the fair value of each investment in our portfolio as of the applicable Capital Gains Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

Examples of Quarterly Incentive Fee Calculations

The following hypothetical calculations illustrate the calculation of net investment income based incentive fees under the Investment Management Agreement.

The following hypothetical calculations illustrate the calculation of net investment income based incentive fees under the Investment Management Agreement. Amounts shown are a percentage of total net assets.

	Assumption 1		Assumption 2		Assumption 3
Investment income(1)	3.46%		4.61%		5.46%
Hurdle rate (7% annualized)	1.75%		1.75%		1.75%
“Catch up” provision (8.75% annualized)	2.19%		2.19%		2.19%
Pre-incentive fee net investment income(2)	1.00%		2.15%		3.00%
Incentive fee	—	%(3)	0.40	%(4)	0.60	%(5)

(1)	Investment income includes interest income, dividends and other fee income.
(2)

Pre-incentive fee net investment income is net of management fees and other expenses and excludes organizational and offering expenses. In these examples, management fees are 0.38% (1.50% annualized) of net assets and other expenses are assumed to be 2.08% of net assets.

(3)	The pre-incentive fee net investment income is below the hurdle rate and thus no incentive fee is earned.
(4)

The pre-incentive fee net investment income ratio of 2.15% is between the hurdle rate and the top of the “catch up” provision thus the corresponding incentive fee is calculated as 100% × (2.15% – 1.75%).

(5)

The pre-incentive fee net investment income ratio of 3.00% is greater than both the hurdle rate and the “catch up” provision thus the corresponding incentive fee is calculated as (i) 100% × (2.1875% – 1.75%) or 0.4375% (the “catch up”); plus (ii) 20% × (3.00% – 2.1875%).

The following hypothetical calculations illustrate the calculation of the Capital Gains Fee under the Investment Management Agreement.

	In millions
	Assumption 1	Assumption 2
Year 1
Investment in Company A	$20.0	$20.0
Investment in Company B	30.0	30.0
Investment in Company C	—	25.0
Year 2
Proceeds from sale of investment in Company A	50.0	50.0
Fair market value (FMV) of investment in Company B	32.0	25.0
FMV of investment in Company C	—	25.0
Year 3
Proceeds from sale of investment in Company C	—	30.0
FMV of investment in Company B	25.0	24.0
Year 4
Proceeds from sale of investment in Company B	31.0	—
FMV of investment in Company B	—	35.0

	In millions
	Assumption 1		Assumption 2
Year 5
Proceeds from sale of investment in Company B	$—		$20.0
Capital Gains Incentive Fee:
Year 1	—	(1)	—	(1)
Year 2	6.0	(2)	5.0	(6)
Year 3	—	(3)	0.8	(7)
Year 4	0.2	(4)	1.2	(8)
Year 5	—	(5)	—	(9)

(1)	There is no Capital Gains Incentive Fee in Year 1 as there have been no realized capital gains.
(2)

Aggregate realized capital gains are $30.0 million. There are no aggregate realized capital losses or aggregate unrealized capital depreciation. Capital Gains Incentive Fee is calculated as $30.0 million × 20%.

(3)

Aggregate realized capital gains are $30.0 million. There are no aggregate realized capital losses and there is $5.0 million in aggregate unrealized capital depreciation. Capital Gains Incentive Fee is calculated as the greater of (i) zero and (ii) ($30.0 million - $5.0 million) × 20% less $6.0 million (aggregate Capital Gains Incentive Fee paid in prior years).

(4)

Aggregate realized capital gains are $31.0 million. There are no aggregate realized capital losses or aggregate unrealized capital depreciation. Capital Gains Incentive Fee is calculated as the greater of (i) zero and (ii) $31.0 million × 20% less $6.0 million (aggregate Capital Gains Incentive Fee paid in prior years).

(5)	There is no Capital Gains Incentive Fee in Year 5 as there are no aggregate realized capital gains for which Capital Gains Incentive Fee has not already been paid in prior years.
(6)

Aggregate realized capital gains are $30.0 million. There are no aggregate realized capital losses and there is $5.0 million in aggregate unrealized capital depreciation. Capital Gains Incentive Fee is calculated as the greater of (i) zero and (ii) ($30.0 million - $5.0 million) × 20%. There have been no Capital Gains Incentive Fees paid in prior years.

(7)

Aggregate realized capital gains are $35.0 million. There are no aggregate realized capital losses and there is $6.0 million in aggregate unrealized capital depreciation. Capital Gains Incentive Fee is calculated as the greater of (i) zero and (ii) ($35.0 million - $6.0 million) × 20% less $5.0 million (aggregate Capital Gains Incentive Fee paid in prior years).

(8)

Aggregate realized capital gains are $35.0 million. There are no aggregate realized capital losses or aggregate unrealized capital depreciation. Capital Gains Incentive Fee is calculated as the greater of (i) zero and (ii) $35.0 million × 20% less $5.8 million (aggregate Capital Gains Incentive Fee paid in prior years).

(9)

Aggregate realized capital gains are $35.0 million. Aggregate realized capital losses are $10.0 million. There is no aggregate unrealized capital depreciation. Capital Gains Incentive Fee is calculated as the greater of (i) zero and (ii) ($35.0 million - $10.0 million) × 20% less $7.0 million (aggregate Capital Gains Incentive Fee paid in prior years).

As illustrated in Year 3 of Assumption 1 above, if GECC were to be wound up on a date other than December 31 of any year, we may have paid aggregate capital gain incentive fees that are more than the amount of such fees that would be payable if GECC had been wound up on December 31 of such year.

For the year ended December 31, 2018, we incurred $3.0 million in base management fees and $0.2 million in income based fees accrued during the period. The incentive fees were deferred in accordance with the Investment Management Agreement. There were no Capital Gains Incentive Fees earned by GECM as calculated under the Investment Management Agreement for the year ended December 31, 2018.

For the year ended December 31, 2017, we incurred $2.3 million in base management fees and $4.4 million in income-based fees accrued during the period. The incentive fees were deferred in accordance with the Investment Management Agreement. There were no Capital Gains Incentive Fees earned by GECM as calculated under the Investment Management Agreement for the year ended December 31, 2017.

For the period ended December 31, 2016, we incurred $0.4 million in base management fees and $0.9 million in Income Incentive Fees accrued during the period. The incentive fees were deferred in accordance with the Investment Management Agreement. There was no Capital Gains Incentive Fee earned by GECM as calculated under the Investment Management Agreement for the period ended December 31, 2016.

Payment of Expenses

The services of all investment professionals and staff of GECM, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by GECM. We bear all other costs and expenses of our operations and transactions, including (without limitation):

•	our organizational expenses;

•

fees and expenses, including reasonable travel expenses, actually incurred by GECM or payable to third parties related to our investments, including, among others, professional fees (including the fees and expenses of counsel, consultants and experts) and fees and expenses relating to, or associated with, evaluating, monitoring, researching and performing due diligence on investments and prospective investments (including payments to third party vendors for financial information services);

•

out-of-pocket fees and expenses, including reasonable travel expenses, actually incurred by GECM or payable to third parties related to the provision of managerial assistance to our portfolio companies that we agree to provide such services to under the Investment Company Act (exclusive of the compensation of any investment professionals of GECM);

•	interest or other costs associated with debt, if any, incurred to finance our business;

•	fees and expenses incurred in connection with our membership in investment company organizations;

•	brokers’ commissions;

•	investment advisory and management fees;

•	fees and expenses associated with calculating our net asset value (including the costs and expenses of any independent valuation firm);

•	fees and expenses relating to offerings of our common stock and other securities;

•	legal, auditing or accounting expenses;

•	federal, state and local taxes and other governmental fees;

•

the fees and expenses of GECM, in its role as the administrator, and any sub-administrator, our transfer agent or sub-transfer agent, and any other amounts payable under the Administration Agreement, or any similar administration agreement or sub-administration agreement to which we may become a party;

•	the cost of preparing stock certificates or any other expenses, including clerical expenses of issue, redemption or repurchase of our securities;

•	the expenses of and fees for registering or qualifying our common stock for sale and of maintaining our registration and registering us as a broker or a dealer;

•	the fees and expenses of our directors who are not interested persons (as defined in the Investment Company Act);

•	the cost of preparing and distributing reports, proxy statements and notices to stockholders, the SEC and other governmental or regulatory authorities;

•	costs of holding stockholders’ meetings;

•	listing fees;

•

the fees or disbursements of custodians of our assets, including expenses incurred in the performance of any obligations enumerated by our bylaws or amended and restated articles of incorporation insofar as they govern agreements with any such custodian;

•	our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•

our allocable portion of the costs associated with maintaining any computer software, hardware or information technology services (including information systems, Bloomberg or similar terminals, cyber security and related consultants and email retention) that are used by us or by GECM or its respective affiliates on our behalf (which allocable portion shall exclude any such costs related to investment professionals of GECM providing services to us);

•

direct costs and expenses incurred by us or GECM in connection with the performance of administrative services on our behalf, including printing, mailing, long distance telephone, cellular phone and data service, copying, secretarial and other staff, independent auditors and outside legal costs;

•

all other expenses incurred by us or GECM in connection with administering our business (including payments under the Administration Agreement) based upon our allocable portion of GECM’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer and their respective staffs (including reasonable travel expenses); and

•

costs incurred by us in connection with any claim, litigation, arbitration, mediation, government investigation or dispute in connection with our business and the amount of any judgment or settlement paid in connection therewith, or the enforcement of our rights against any person and indemnification or contribution expenses payable by us to any person and other extraordinary expenses not incurred in the ordinary course of our business.

Duration and Termination

Our Board approved the Investment Management Agreement on August 8, 2016, and our stockholders approved the Investment Management Agreement on August 8, 2016. The Investment Management Agreement renews for successive annual periods subject to annual approval by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not “interested persons.” The Investment Management Agreement will automatically terminate if it is assigned. The Investment Management Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other. The Investment Management Agreement was last renewed by our Board, including all of our directors who are not “interested persons,” on July 31, 2018.

Conflicts of interest may arise if GECM seeks to change the terms of the Investment Management Agreement, including, for example, the terms for compensation. Except in limited circumstances, any change to the Investment Management Agreement must be submitted to stockholders for approval under the Investment Company Act and we may from time to time decide it is appropriate to seek stockholder approval to change the terms of the Investment Management Agreement.

Indemnification

We agreed to indemnify GECM, its stockholders and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person affiliated with it, to the fullest extent permitted by law, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GECM’s services under the Investment Management Agreement or otherwise as our investment adviser.

Organization of the Investment Adviser

GECM is a Delaware corporation and is registered as an investment adviser under the Advisers Act. GECM’s principal executive offices are located at 800 South Street, Suite 230, Waltham, Massachusetts 02453.

Regulation as a Business Development Company

We may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC unless authorized by vote of a majority of the outstanding voting securities, as required by the Investment Company Act. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the lesser of:

•	67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or

•	more than 50% of the outstanding voting securities of such company.

A majority of our directors must be persons who are not interested persons, as that term is defined in the Investment Company Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the BDC. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are required to meet a coverage ratio of the value of total assets to total senior securities, which include all of our borrowings and any preferred stock we may issue in the future, of at least 150%. We may also be prohibited under the Investment Company Act from knowingly participating in certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, prior approval by the SEC.

We are generally unable to sell our common stock at a price below net asset value per share. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage. We may, however, sell our common stock at a price below net asset value per share:

•	in connection with a rights offering to our existing stockholders,

•	with the consent of the majority of our common stockholders, or

•	under such other circumstances as the SEC may permit.

For example, we may sell our common stock at a price below the then current net asset value of our common stock if our Board determines that such sale is in our and our stockholders’ best interests, and our stockholders approve our policy and practice of making such sales. In any such case, under such circumstances, the price at which our common stock is sold may be the fair value of such common stock. We may be examined by the SEC for compliance with the Investment Company Act.

We may not acquire any assets other than “qualifying assets” unless, at the time we make such acquisition, the value of our qualifying assets represents at least 70% of the value of our total assets. The principal categories of qualifying assets relevant to our business are:

•	securities purchased in transactions not involving any public offering, the issuer of which is an eligible portfolio company;

•	securities received in exchange for or distributed with respect to securities described in the bullet above or pursuant to the exercise of options, warrants or rights relating to such securities; and

•	cash, cash items, government securities or high quality debt securities (within the meaning of the Investment Company Act), maturing in one year or less from the time of investment.

An eligible portfolio company is generally a domestic company that is not an investment company (other than a small business investment company wholly owned by a BDC) and that:

•	does not have a class of securities with respect to which a broker may extend margin credit at the time the acquisition is made;

•	is controlled by the BDC and has an affiliate of the BDC on its board of directors;

•	does not have any class of securities listed on a national securities exchange;

•	is a public company that lists its securities on a national securities exchange with a market capitalization of less than $250.0 million; or

•	meets such other criteria as may be established by the SEC.

Control, as defined by the Investment Company Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in eligible portfolio companies, or in other securities that are consistent with its purpose as a BDC.

To include certain securities described above as qualifying assets for the purpose of the 70% test, a BDC must offer to the issuer of those securities managerial assistance such as providing guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. We offer to provide managerial assistance to our portfolio companies.

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to, collectively, as temporary investments, so that 70% of our assets, as applicable, are qualifying assets. We make purchases that are consistent with our purpose of making investments in securities described in paragraphs 1 through 3 of Sec. 55(a) of the Investment Company Act. We will invest in U.S. Treasury bills or in repurchase agreements that are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit.

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock, if our asset coverage, as defined in the Investment Company Act, is at least equal to 150% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of our common stock unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our gross assets for temporary purposes without regard to asset coverage.

Code of Ethics

We and GECM have each adopted a code of ethics, which applies to the management at each company, respectively, pursuant to Rule 17j-1 under the Investment Company Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain transactions by our or GECM’s personnel, respectively. Each code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to GECM. The Proxy Voting Policies and Procedures of GECM are set forth below. The guidelines are reviewed periodically by GECM and our non-interested directors, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “we,” “our” and “us” refers to GECM.

Introduction

As an investment adviser registered under the Advisers Act, GECM has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, GECM recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for GECM’s investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

GECM votes proxies relating to our portfolio securities in what it perceives to be the best interest of its clients. GECM reviews on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by its clients. Although GECM generally votes against proposals that may have a negative impact on its clients’ portfolio securities, GECM may vote for such a proposal if there exists compelling long-term reasons to do so.

GECM proxy voting decisions are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that our vote is not the product of a conflict of interest, GECM requires that: (i) anyone involved in the decision-making process disclose to our Chief Compliance

Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision-making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information about how GECM voted proxies by making a written request for proxy voting information to: Chief Compliance Officer, Great Elm Capital Corp., 800 South Street, Suite 230, Waltham, Massachusetts 02453.

Material Federal Income Tax Matters

We currently qualify, and we intend to continue to qualify, to be taxed as a RIC under the Code. To continue to qualify as a RIC, we must, among other things, (a) derive in each taxable year at least 90% of our gross income from dividends, interest (including tax-exempt interest), payments with respect to certain securities, loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income (including but not limited to gain from options, futures and forward contracts) derived with respect to our business of investing in stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership” (a “QPTP”); and (b) diversify our holdings so that, at the end of each quarter of each taxable year (i) at least 50% of the market value of our total assets is represented by cash and cash items, U.S. Government securities, the securities of other RICs and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of our total assets and not more than 10% of the outstanding voting securities of such issuer (subject to the exception described below), and (ii) not more than 25% of the market value of our total assets is invested in the securities (other than U.S. Government securities and the securities of other RICs) (A) of any issuer, (B) of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses, or (C) of one or more QPTPs. We may generate certain income that might not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions to endeavor to prevent our disqualification as a RIC.

If we fail to satisfy the 90% annual gross income requirement or the asset diversification requirements discussed above in any taxable year, we may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the asset diversification requirements where we correct the failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of our income would be subject to corporate-level U.S. federal income tax as described below. We cannot provide assurance that we would qualify for any such relief should we fail the 90% annual gross income requirement or the asset diversification requirements discussed above.

As a RIC, in any taxable year with respect to which we timely distribute at least 90% of the sum of:

•

our investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income (other than any net capital gain), reduced by deductible expenses) determined without regard to the deduction for dividends and distributions paid; and

•

net tax exempt interest income (which is the excess of our gross tax exempt interest income over certain disallowed deductions) (the “Annual Distribution Requirement”), we (but not our stockholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gain (generally, net long-term capital gain in excess of short-term capital loss) that we distribute to our stockholders. We intend to distribute annually all or substantially all of such income on a timely basis.

To the extent that we retain our net capital gain for investment or any investment company taxable income, we will be subject to U.S. federal income tax at the regular corporate income tax rates. We may choose to retain our net capital gains for investment or any investment company taxable income, and pay the associated federal corporate income tax, including the federal excise tax described below.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement (the “Excise Tax Avoidance Requirement”) are subject to a nondeductible 4% U.S. federal excise tax payable by us. To avoid this tax, we must distribute (or be deemed to have distributed) during each calendar year an amount equal to the sum of:

•	at least 98% of our ordinary income (not taking into account any capital gains or losses) for the calendar year;

•

at least 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year); and

•	certain undistributed amounts from previous years on which we paid no U.S. federal income tax.

While we generally intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. For example, we may be required to recognize OID interest for U.S. federal income tax purposes, which may involve the recognition of distributable income without a corresponding receipt of cash (“phantom income”). Our Board may determine that it is in our stockholders’ best interest for us to pay tax on such phantom income rather than borrow or liquidate portfolio positions to fund a cash distribution to stockholders of such amounts to avoid imposition of the excise tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

If, in any particular taxable year, we do not satisfy the Annual Distribution Requirement or were to fail to qualify as a RIC (for example, because we fail the 90% annual gross income requirement described above), and relief is not available as discussed above, all of our taxable income (including our net capital gains) will be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and distributions generally will be taxable to the stockholders as ordinary dividends to the extent of our current and accumulated earnings and profits.

We may decide to be taxed as a regular corporation even if we would otherwise qualify as a RIC if we determine that treatment as a corporation for a particular year would be in our best interests.

If we realize a net capital loss, the excess of our net short-term capital loss over our net long-term capital gain is treated as a short-term capital loss arising on the first day of our next taxable year and the excess of our net long-term capital loss over our net short-term capital gain is treated as a long-term capital loss arising on the first day of our next taxable year. If future capital gain is offset by carried forward capital losses, such future capital gain is not subject to fund-level U.S. federal income tax, regardless of whether they are distributed to stockholders. Accordingly, we do not expect to distribute any such offsetting capital gain. A RIC cannot carry back or carry forward any net operating losses.

Our Investments

Certain of our investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things:

•	disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction;

•	convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income;

•	convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited);

•	cause us to recognize income or gain without a corresponding receipt of cash,

•	adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur;

•	adversely alter the characterization of certain complex financial transactions; and

•	produce income that will not qualify as “good income” for purposes of the 90% annual gross income requirement described above.

We will monitor our transactions and may make certain tax elections and may be required to borrow money or dispose of securities (even if it is not advantageous to dispose of such securities) to mitigate the effect of these rules and prevent disqualification of us as a RIC.

Investments we make in securities issued at a discount or providing for deferred interest or PIK interest are subject to special tax rules that will affect the amount, timing and character of distributions to stockholders. For example, with respect to securities issued at a discount, we will generally be required to accrue daily as income a portion of the discount and to distribute such income on a timely basis each year to maintain our qualification as a RIC and to avoid U.S. federal income and excise taxes. Since in certain circumstances we may recognize income before or without receiving cash representing such income, we may have difficulty making distributions in the amounts necessary to satisfy the requirements for maintaining RIC status and for avoiding U.S. federal income and excise taxes. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thereby be subject to corporate-level U.S. federal income tax.

Furthermore, a portfolio company in which we invest may face financial difficulty that requires us to work out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any such restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% gross income requirement or our receiving assets that would not count toward the asset diversification requirements.

Gain or loss recognized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

If we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. Stockholders will generally not be entitled to claim a U.S. foreign tax credit or deduction with respect to foreign taxes paid by us.

If we acquire stock in a “passive foreign investment company” (a “PFIC”), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such stock even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our common stock in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such common stock, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Our ability to make either election will depend on factors beyond our control. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

If we hold 10% or more of the voting shares in or the value of a foreign corporation that is treated as a controlled foreign corporation (“CFC”), we may be required to include in our gross income our pro rata share of such CFC’s “subpart F income” and “global intangible low-taxed income” whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Stockholders. A U.S. Stockholder, for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of or 10% or more of the value of a corporation. If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment company taxable income regardless of whether we receive any actual distributions from such CFC, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Although the Code generally provides that income inclusions from QEFs and deemed distributions of subpart F income and global intangible low-taxed income from CFCs will be “good income” for purposes of the 90% gross income requirement to the extent such income is distributed to a RIC in the year it is included in the RIC’s income, the Code does not specifically provide whether income inclusions from a QEF or deemed distributions from a CFC during the RIC’s taxable year with respect to which no distribution is received would be “good income” for the 90% gross income requirement. The IRS has issued a series of private rulings in which it has concluded that all income inclusions from a QEF and deemed distributions from a wholly-owned CFC included in a RIC’s income would constitute “good income” for purposes of the 90% gross income requirement. The Department of the Treasury, however, has proposed regulations that would treat such income as not being “good income” for purposes of the 90% gross income requirement. In its explanation accompanying the proposed regulations, the Department of the Treasury takes the position that, notwithstanding prior private letter rulings to the contrary, the current language of the Code would treat such income as not being “good income” for purposes of the 90% gross income requirement even in the absence of the proposed regulations. Accordingly, such income may not be treated as “good income” if the proposed regulations are finalized or if the Department of the Treasury’s interpretation of current law applies. In such a case, we may fail to qualify as a RIC if we realize a material amount of such income.

Our functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

If we borrow money, we may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Limits on our payment of dividends may prevent us from meeting the Annual Distribution Requirement, and may, therefore, jeopardize our qualification for taxation as a RIC, or subject us to the 4% excise tax.

Even if we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements, under the Investment Company Act, we are not permitted to make distributions to our stockholders while our debt obligations and senior securities are outstanding unless certain “asset coverage” tests are met. This may also jeopardize our qualification for taxation as a RIC or subject us to the 4% excise tax.

Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and (2) other requirements relating to our status as a RIC, including the asset diversification requirements. If we dispose of assets to meet the Annual Distribution Requirement, the asset diversification requirements, or the 4% excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Some of the income that we might otherwise earn, such as lease income, management fees, or income recognized in a work-out or restructuring of a portfolio investment, may not satisfy the 90% gross income requirement. To manage the risk that such income might disqualify us as a RIC for a failure to satisfy the 90% gross income requirement, one or more of our subsidiaries treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the yield to our stockholders on such income and fees.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC, and relief is not available as discussed above, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders nor would we be required to make distributions for tax purposes. Distributions would generally be taxable to our stockholders as ordinary dividend income eligible for reduced maximum rates for non-corporate stockholders to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. stockholders would be eligible for the dividends received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. If we were to fail to meet the RIC requirements for more than two consecutive years and then to seek to requalify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate level tax on any such unrealized appreciation recognized during the succeeding five-year period.

Administration Agreement

Our Board approved the Administration Agreement on August 8, 2016. Pursuant to the Administration Agreement, GECM furnishes us with, or otherwise arranges for the provision of, office facilities, equipment, clerical, bookkeeping, finance, accounting, compliance and record-keeping services at such office facilities and other such services as the administrator. Under the Administration Agreement, GECM will, from time to time, provide, or otherwise arrange for the provision of, other services GECM determines to be necessary or useful to perform its obligations under the Administration Agreement, including retaining the services of financial, compliance, accounting and administrative personnel that perform services on our behalf, including personnel to serve as our Chief Financial Officer and Chief Compliance Officer. Under the Administration Agreement, GECM also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, GECM assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments made by us to GECM under the Administration Agreement are equal to an amount based upon our allocable portion of GECM’s overhead in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers (including our Chief Compliance Officer, Chief Financial Officer, Secretary and Treasurer) and their respective staffs. Our Board reviews the methodology employed in determining how the expenses are allocated to us. Our Board assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our Board considers whether any third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our Board compares the total amount paid to GECM for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

We bear all costs and expenses that are incurred in our operation and transactions and not specifically assumed by GECM pursuant to the Investment Management Agreement. To the extent that GECM outsources any of its functions, we will reimburse GECM for the fees associated with such functions without profit or benefit to GECM.

The Administration Agreement provides that, to the fullest extent permitted by law, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GECM, its stockholders and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from or otherwise based upon the rendering of GECM’s services under the Administration Agreement or otherwise as our administrator.

Great Elm License Agreement

We entered into a license agreement with GEC pursuant to which GEC granted us a non-exclusive, royalty-free license to use the name “Great Elm Capital Corp.” Under the license agreement, we have a right to use the Great Elm Capital Corp. name and logo for so long as GECM, or an affiliate thereof, remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Great Elm Capital Corp.” name. The license agreement may also be terminated by either party without penalty upon 60 days’ written notice to the other.

Brokerage Allocation and Other Practices

GECM does not expect to execute our transactions through any particular broker or dealer, but it plans to seek to obtain the best net results for us taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While GECM will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, GECM may select a broker based partly upon brokerage or research services provided to GECM, us or GECM’s other clients. In return for such services, we may pay a higher commission than other brokers would charge if we or GECM determines in good faith that such commission is reasonable in relation to the services provided.

Properties

Our executive offices are located at 800 South Street, Suite 230, Waltham, Massachusetts 02453, and are provided by GECM in accordance with the terms of the Administration Agreement.

Legal Proceedings

From time to time, we, our investment adviser or administrator may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies.

We are named as a defendant in a lawsuit filed on March 5, 2016, and captioned Intrepid Investments, LLC v. London Bay Capital, which is pending in the Delaware Court of Chancery. The plaintiff immediately agreed to stay the action in light of an ongoing mediation among parties other than us. This lawsuit was brought by a member of Speedwell Holdings (formerly known as The Selling Source, LLC), one of our portfolio investments, against various members of and lenders to Speedwell Holdings. The plaintiff asserts claims of aiding and abetting, breaches of fiduciary duty, and tortious interference against us. In June 2018, Intrepid Investments, LLC (“Intrepid”) sent notice to the court and defendants effectively lifting the stay and triggering defendants’ obligation to respond to the Intrepid complaint. In September 2018, we joined the other defendants in a motion to dismiss on various grounds. In February 2019, Intrepid filed a second amended complaint to which defendants filed a renewed motion to dismiss in March 2019. We intend to continue to monitor the matter and will assess the need to defend the matter further as necessary.

In July 2016, Full Circle filed suit in the District Court of Caldwell County, Texas against, among others, Willis Pumphrey for breach of a guaranty agreement arising from a loan transaction with Full Circle. Dr. Pumphrey, a personal guarantor of the loan made by Full Circle, our predecessor in interest, brought counterclaims in (i) the District Court of Caldwell County, Texas and (ii) the District Court of Harris County, Texas (the “District Court”) against, among others, Justin Bonner, an employee of GECM, in each case, alleging breach of a confidentiality agreement and tortious interference with Dr. Pumphrey’s attempted sale of a business in which he owned an interest. In August 2017, Dr. Pumphrey voluntarily withdrew his complaint against Mr. Bonner in the District Court of Harris County, Texas. In November 2016, Dr. Pumphrey voluntarily withdrew his complaint without prejudice against Full Circle in the District Court of Caldwell County, Texas. On November 29, 2017, Dr. Pumphrey refiled his claims in the District Court of Harris County, Texas naming Full Circle, MAST Capital, GECC and GECM as defendants. Dr. Pumphrey is seeking between $2 million and $6 million in damages. GECC believes Dr. Pumphrey’s claims to be frivolous and intends to vigorously defend them. Furthermore, we continue to pursue our initial claims against Dr. Pumphrey in the District Court of Caldwell County, Texas.

In September 2018, we (as successor by merger to Full Circle), the other lenders, and the lender trustee under PEAKS Trust 2009-11 (“PEAKS Trust”), were named as defendants in a claim brought by the Chapter 7 trustee in the ITT Educational Services bankruptcy. Full Circle purchased via assignment a portion of the PEAKS Trust senior secured facility from Deutsche Bank Trust Company Americas in December 2016. The PEAKS Trust senior secured facility was supported by an underlying portfolio of student loans and guaranteed by ITT Educational Services, Inc. (“ITT”). In September 2016, ITT and its affiliates filed for relief under Chapter 7 of the Bankruptcy Code. Following the Chapter 7 filing, a trustee was appointed who initiated a proceeding against certain Deutsche Bank entities and the investors in the PEAKS Trust, including GECC. On November 2, 2018, the trustee filed a motion seeking to stay the litigation in order to facilitate settlement. We are continuing to monitor these proceedings.

Custodian and Transfer Agent

Our securities and a portion of our cash is held in safekeeping by State Street Bank and Trust Company located at 100 Huntington Avenue, Boston, Massachusetts 02116. American Stock Transfer & Trust Company, LLC acts as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 6201 15th Avenue, Brooklyn, NY 11219.

Our Common Stock

Our Common Stock is traded on Nasdaq under the symbol “GECC.” The following table sets forth the range of high and low sales prices of our common stock as reported on Nasdaq, our net asset value per share for each fiscal quarter since our common stock began trading in the public markets on November 7, 2016 and the sales price as a premium (discount) to our net asset value per share as reported on Nasdaq. The last reported sales price of our common stock on April 3, 2019 was $8.20 per share. As of April 3, 2019, we had 10 stockholders of record.

		Price Range		High Sales Price	Low Sales Price
	NAV(1)	High	Low	Premium (Discount) to NAV(2)	Premium (Discount) to NAV(2)
Fiscal 2019
Second quarter (through April 3, 2019)	*	$8.32	$8.20	*	*
First quarter	*	$8.57	$7.84	*	*
Fiscal 2018
Fourth quarter	$10.34	$9.75	$7.47	(6)%	(27)%
Third quarter	$12.00	$10.07	$9.18	(16)%	(24)%
Second quarter	$11.79	$9.70	$9.11	(18)%	(23)%
First quarter	$11.79	$10.45	$8.90	(11)%	(25)%
Fiscal 2017
Fourth quarter	$12.42	$10.48	$8.76	(15)%	(29)%
Third quarter	$12.38	$11.30	$10.46	(9)%	(16)%
Second quarter	$13.29	$11.55	$10.25	7%	(5)%
First quarter	$13.59	$11.82	$10.74	(13)%	(21)%

(1)

Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding common stock at the end of the relevant quarter.

(2)	Calculated by taking the respective high or low sales price, dividing it by net asset value (in each case, as of the end of the applicable quarter), and subtracting 1 from the result.
*	Net asset value has not been calculated for this period.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third-party administrator).

We restrict access to nonpublic personal information about our stockholders to employees of GECM and its affiliates with a legitimate business need for the information. We intend to maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.

Distributions

We offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we have any senior securities (such as the Notes) outstanding, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of our borrowings.

The following table lists the cash distributions, including dividends and returns of capital, if any, per share that we have declared since our formation on April 22, 2016.

Date Declared	Record Date	Payment Date	Per Share Amount
Fiscal 2019:
December 27, 2018	January 31, 2019	February 15, 2019	$0.083
December 27, 2018	February 28, 2019	March 15, 2019	0.083
December 27, 2018	March 29, 2019	April 15, 2019	0.083

Total 2019			$0.249

Fiscal 2018:
November 2, 2017	January 31, 2018	February 15, 2018	$0.083
November 2, 2017	February 28, 2018	March 15, 2018	0.083
November 2, 2017	March 30, 2018	April 16, 2018	0.083
March 9, 2018	April 30, 2018	May 15, 2018	0.083
March 9, 2018	May 31, 2018	June 15, 2018	0.083
March 9, 2018	June 29, 2018	July 16, 2018	0.083
May 3, 2018	July 31, 2018	August 15, 2018	0.083
May 3, 2018	August 31, 2018	September 14, 2018	0.083
May 3, 2018	September 28, 2018	October 15, 2018	0.083
August 8, 2018	October 31, 2018	November 15, 2018	0.083
August 8, 2018	November 30, 2018	December 14, 2018	0.083
August 8, 2018	December 31, 2018	January 15, 2019	0.083
December 26, 2018	December 28, 2018	January 30, 2019	0.240

Total 2018			$1.236

Fiscal 2017:
December 22, 2016	January 31, 2017	February 16, 2017	$0.083
December 22, 2016	February 28, 2017	March 15, 2017	0.083
December 22, 2016	March 31, 2017	April 17, 2017	0.083
March 22, 2017	April 28, 2017	May 15, 2017	0.083
March 22, 2017	May 31, 2017	June 15, 2017	0.083
March 22, 2017	June 30, 2017	July 14, 2017	0.083
May 11, 2017	July 31, 2017	August 15, 2017	0.083
May 11, 2017	August 31, 2017	September 15, 2017	0.083
May 11, 2017	September 29, 2017	October 13, 2017	0.083
August 8, 2017	October 31, 2017	November 15, 2017	0.083
August 8, 2017	November 30, 2017	December 15, 2017	0.083
August 8, 2017	December 29, 2017	January 16, 2018	0.083
December 26, 2017	December 29, 2017	January 30, 2018	0.200

Total 2017			$1.196

Date Declared	Record Date	Payment Date	Per Share Amount
Fiscal 2016:
December 22, 2016	December 30, 2016	January 16, 2017	$0.166

Total 2016			$0.166

To the extent our taxable earnings fall below the total amount of our distributions for that fiscal year, a portion of those distributions may be deemed a taxable return of capital to our stockholders. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our taxable ordinary income or capital gains. Stockholders should read any written disclosure accompanying a dividend payment carefully and should not assume that the source of any distribution is our taxable ordinary income or capital gains.

During the year ended December 31, 2017, our distributions were made primarily from undistributed net investment income. We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions in the future. In addition, we may be limited in our ability to make distributions due to the asset coverage requirements applicable to us as a BDC under the Investment Company Act. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of favorable RIC tax treatment.

Issuer Purchases of Shares

In November 2016, we initiated a stock buyback program authorizing us to repurchase our common stock in an aggregate amount of $15.0 million through May 2018 (the “2016 stock buyback program”). Our Board subsequently increased the overall size of the 2016 stock buyback program by a further $35.0 million. During the period ended December 31, 2016, we purchased an aggregate of 98,172 shares through the 2016 stock buyback program at a weighted average price of $10.73 per share. During the year ended December 31, 2017 we purchased an aggregate of 2,138,479 shares in a tender offer and through the 2016 stock buyback program at a weighted average price of $11.20 per share. As of May 2018, we had cumulatively purchased 2,236,651 shares in the tender offer and through the 2016 stock buyback program at a weighted average price of $11.18 per share, resulting in $15.0 million of cumulative cash paid under the 2016 stock buyback program since its inception and $10.0 million utilized under the tender offer for repurchasing common stock. In March 2019, we implemented a new stock buyback program authorizing us to repurchase our common stock in an aggregate amount of up to $5.0 million for a period ending December 2019, unless extended or terminated by our Board.

MANAGEMENT

Board of Directors

Our Board is divided into three classes. Directors are elected for staggered terms, with the term of office of only one of these three classes of directors expiring at each annual meeting of stockholders. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Our directors have been divided into two groups—interested directors and independent directors. An interested director is an “interested person” as defined in Section 2(a)(19) of the Investment Company Act.

The address for each of our directors is c/o Great Elm Capital Corp., 800 South Street, Suite 230, Waltham, Massachusetts 02453.

Name, Address and Age	Position(s) Held with GECC	Term of Office (Length of Time Served)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director(2)	Other Directorships Held by Director During Past 5 Years
Peter A. Reed (39)(1)	Chairman of the Board of Directors, President and Chief Executive Officer	Until 2019 (since inception)	President and Chief Executive Officer – GECC Chief Investment Officer – GECM Chief Executive Officer – GEC Partner and Portfolio Manager – MAST Capital	4	Avanti GEC Nebraska Book Holdings, Inc. IWG

Randall Revell Horsey (57)	Director	Until 2021 (since 2017)	Senior Vice President and Managing Director of North America – MEGA International Interim Chief Financial Officer – Aquicore, Inc. Co-founder and President – HelloWallet	N/A	Aquicore, Inc. (“Aquicore”)

John E. Stuart (53)(3)	Director	Until 2021 (since 2016)	Managing Director – A.L. Stuart Financial Services LLC Managing Member – Full Circle Private Investments, LLC Co-Chief Executive Officer – Full Circle	N/A	Full Circle

Name, Address and Age	Position(s) Held with GECC	Term of Office (Length of Time Served)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director(2)	Other Directorships Held by Director During Past 5 Years

Mark Kuperschmid (56)	Director	Until 2020 (since inception)	Managing Member – Benmark Investments LLC Co-Head of Technology Investment Banking-Bank of America Securities	N/A	None.

Michael C. Speller (50)	Director	Until 2020 (since 2017)	Managing Director and Head of Debt Advisory, North America – Rothschild & Co. Managing Director in the Leveraged Finance Origination and Restructuring Group – Credit Suisse	N/A	None.

(1)

Mr. Reed is an interested person as defined under Section 2(a)(19) of the Investment Company Act due to his position as our Chief Executive Officer and his position as Chief Investment Officer of GECM.

(2)

Mr. Reed is also a director of GECM. GECM is responsible for the day-to-day management of three separately managed amounts for an institutional investor and one private investment fund in addition to GECC.

(3)

Mr. Stuart is an interested person as defined under Section 2(a)(19) of the Investment Company Act due to his position as Managing Member of FS Services LLC, which provides consulting services to GECM.

Peter A. Reed has been our President and Chief Executive Officer since inception and is the current Chairman of our Board. Mr. Reed is Chief Investment Officer of GECM, Chief Executive Officer of GEC and has served as one of GEC’s directors since May 2015. Mr. Reed previously served on the board of directors of Avanti, IWG, a wire products manufacturing company, and as chairman of the board of directors of Nebraska Book Holdings, Inc, a retailer in the college bookstore industry. Mr. Reed was also a Partner and Portfolio Manager of MAST Capital from 2004 to September 2017. Prior to joining MAST Capital in 2004, Mr. Reed was an investment banking analyst at Brown, Gibbons, Lang & Company where he worked on mergers and acquisitions, in-court and out-of-court financial restructurings, and debt and equity private placements for middle-market companies. Mr. Reed is an “interested person” of GECC as defined in the Investment Company Act due to his position as Chief Investment Officer of GECM, our investment adviser.

John E. Stuart was Full Circle’s chairman through November 2016. Mr. Stuart served as Full Circle’s chief executive officer from Full Circle’s formation until November 2013, and Full Circle’s co-chief executive officer from November 2013 through February 8, 2015. Since February 2017, Mr. Stuart has been a Managing Director of A.L. Stuart Financial Services LLC, the parent company of A.L. Stuart Investments, LLC, a registered investment advisor. In addition, Mr. Stuart is a managing member of Full Circle Private Investments, LLC. Mr. Stuart co-founded Full Circle Funding, LP in 2005 and is a managing partner. Prior to founding Full Circle Funding, LP, from 2002 to 2004, Mr. Stuart was managing member of Excess Capital LLC which provided financial advisory services and structured and funded equity and debt investments. Prior thereto he was co-founder and president of Titan Outdoor Holdings, a New York-based outdoor advertising company, between 1999 and 2002, and was a director until its sale in 2005. Prior thereto, Mr. Stuart was a managing director in the Corporate Finance Department of Prudential Securities Incorporated between 1996 and 1999. Mr. Stuart began his career at Oppenheimer & Co. Inc. where he was a member of the Mergers and Acquisitions Group and Corporate Finance Department from 1988 to 1996. Mr. Stuart is an “interested person” of GECC as defined in the Investment Company Act due to his prior positions with Full Circle.

Michael C. Speller is a Managing Director and Head of Debt Advisory, North America for Rothschild & Co. Mr. Speller has over 20 years of investment banking and leveraged finance experience which has involved a wide range of debt capital markets products and situations including leveraged loans, high yield bonds, acquisition finance commitments, exchange offers and restructuring. Before joining Rothschild in 2017, Mr. Speller was a Managing Director in the Leveraged Finance Origination and Restructuring Group at Credit Suisse where, from 2008, he led the firm’s leveraged finance origination activities for the Global Industrials Group. From 2005 to 2008, Mr. Speller was involved in a broader range of industry leveraged finance coverage, including the retail, real estate and media and telecom sectors. Prior to 2005, Mr. Speller was a member of the Media & Telecom investment banking groups at Credit Suisse First Boston and Donaldson, Lufkin & Jenrette and previously held positions at the GulfStar Group and NationsBank Corp. Mr. Speller holds a Master of Business Administration degree from Columbia Business School and a Bachelor of Business Administration degree from the University of Texas at Austin.

Randall Revell Horsey has been Senior Vice President & Managing Director of North America for MEGA International, a global software firm helping companies manage enterprise complexity by giving them an interactive view of their operations, since 2017. From October 2014 to March 2019, Mr. Horsey served as a member of the board of directors of Aquicore, a private real-time energy and management software company, and was its interim chief financial officer from June 2015 to June 2017. Mr. Horsey now serves as a board observer on Aquicore’s board of directors. Previously, he was a co-founder, president and director of HelloWallet, a software as a service (SaaS) personal financial management company that was subsequently acquired by Morningstar in 2014. Horsey was also an executive at Bank of America, where he ran the Technology Corporate and Investment banking practice and, prior to that, the Equity Capital Markets group. He began his career with The First Boston Corporation and Alex, Brown & Sons.

Mark Kuperschmid is our Lead Independent Director. Mr. Kuperschmid has been a private investor/advisor during the past decade across a variety of industries, and has served in operating roles or provided strategic consulting services with respect to several investments. Mr. Kuperschmid has served as co-founder and partner of Benmark Investments. LLC since 2005. He previously served as Co-Head of Technology Investment Banking for Bank of America Securities from 1995 to 2002 and ran Trammell Crow Company’s Northern California commercial real estate operation from 1988 to 1994. He began his career as a financial analyst with Morgan Stanley in New York.

Executive Officers

The address for each executive officer is c/o Great Elm Capital Corp., 800 South Street, Suite 230, Waltham, Massachusetts 02453.

Name, Address and Age	Position(s) Held with GECC	Term of Office (Length of Time Served)	Principal Occupation(s) During Past 5 Years
Peter A. Reed (39)	Chairman of the Board of Directors, President and Chief Executive Officer	Since inception	President and Chief Executive Officer – GECC Chief Investment Officer – GECM Chief Executive Officer – GEC Partner and Portfolio Manager – MAST Capital

Keri A. Davis (35)(1)	Interim Chief Financial Officer and Treasurer	Since March 2019	Senior Manager, Audit Practice – PricewaterhouseCoopers LLP (“PwC”)

Adam M. Kleinman (44)	Chief Compliance Officer and Secretary	Since October 2017	Chief Operating Officer, Chief Compliance Officer and General Counsel – GECM President and Chief Operating Officer – GEC Partner, Chief Operating Officer and General Counsel – MAST Capital

(1)	Ms. Davis was appointed Interim Chief Financial Officer and Treasurer after John J. Wood’s resignation in March 2019.

Peter A. Reed See “—Board of Directors” above.

Keri A. Davis has been our interim Chief Financial Officer and Treasurer since March 15, 2019 and has served as our SEC Reporting Manager since June 2018. Prior to joining GECC, Ms. Davis served as a senior manager in the audit practice at PwC, a multinational professional services firm focusing on audit and assurance, tax and consulting services. She was employed in various capacities in the audit practice at PwC from 2005 to 2017.

Adam M. Kleinman has been our Chief Compliance Officer and Secretary since October 2017. Mr. Kleinman has served as GEC’s President and Chief Operating Officer since March 2018, and as GECM’s Chief Operating Officer, Chief Compliance Officer and General Counsel since November 2016. Mr. Kleinman was a Partner, Chief Operating Officer and General Counsel of MAST Capital from 2009 to September 2017. Prior to joining MAST Capital, Mr. Kleinman was an associate in the Banking and Leverage Finance group at Bingham McCutchen LLP, where he represented financial institutions, hedge funds and corporate borrowers in a broad range of commercial finance transactions.

Corporate Governance

Code of Ethics

We have adopted a code of ethics which applies to, among others, our executive officers, including our Chief Executive Officer and its Chief Financial Officer. Our code of ethics can be accessed via our website at http://www.greatelmcc.com. We intend to disclose any amendments to or waivers of required provisions of the code by filing reports on Form 8-K.

Director Independence

In accordance with Nasdaq’s rules, our Board will annually determine each director’s independence. We will not consider a director independent unless our Board has determined that he or she has no material relationship with us or GECM. We will monitor the relationships of our directors and officers through a questionnaire each director will complete no less frequently than annually and update periodically as information provided in the most recent questionnaire changes.

In order to evaluate the materiality of any such relationship, our Board will use the definition in Nasdaq Rule 5605(a)(2), which provides that a director of a BDC shall be considered to be independent if he or she is not an “interested person” of the BDC, as defined in Section 2(a)(19) of the Investment Company Act.

Our Board determined that each of the directors is independent and has no relationship with us, except as a director and stockholder, with the exception of Messrs. Reed and Stuart.

Additional Information About Our Board and Its Leadership Structure

Our Board monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to us. Among other things, our Board considers the appointment of our investment manager, administrator and officers, and reviews and monitors the services and activities performed by our investment manager, administrator and officers and approves the engagement, and reviews the performance of, our independent public accounting firm.

Our Board may designate a chairman to preside over the meetings of our Board and meetings of the stockholders and to perform such other duties as may be assigned to her or him by our Board. We do not have a fixed policy as to whether the chairman of our Board should be an independent director. We maintain the flexibility to select the chairman and reorganize the leadership structure, from time to time, based on the criteria that are in the best interests of GECC and our stockholders at such times.

The members of our Board believe that each director’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other directors lead to the conclusion that the directors possess the requisite experience, qualifications, attributes and skills to serve on the Board. Our Board believes that Mr. Reed’s history with MAST Capital, familiarity with our portfolio and GECM’s investment platform, and extensive knowledge of the financial services industry and the investment valuation process in particular qualify him to serve as the chairman of our Board.

Our Board does not have a formal diversity policy as it believes that a candidate’s overall experience and professional background are the most important factors in determining whether such candidate has the right qualifications to serve on our Board. In considering each individual for election as director, our Board took into account a variety of factors, including the candidate’s overall experience and professional background.

The Investment Company Act requires that at least a majority of the members of our Board be independent directors. Currently, three of our five directors are independent directors. The Chairman of our Board is an interested person with respect to GECC. Mark Kuperschmid is currently serving as the

Board’s Lead Independent Director. As Lead Independent Director, Mr. Kuperschmid is responsible for coordinating the activities of the other independent directors and for such other duties as are assigned, from time to time, by our Board. Our Board has determined that its leadership structure, in which 80% of the directors are not affiliated with GECM, is appropriate in light of the services that GECM and its affiliates provide to us and the potential conflicts of interest that could arise from these relationships.

Our corporate governance policies include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of audit, compensation, and nominating and corporate governance committees comprised solely of independent directors and the appointment of a Chief Compliance Officer, with whom the independent directors will meet regularly without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

Our Board’s Role In Risk Oversight

Our Board performs its risk oversight function primarily through (1) its three standing committees, which report to the entire Board and are comprised solely of independent directors, (2) active monitoring of its Chief Compliance Officer and (3) our compliance policies and procedures.

As described below in more detail under “Committees of the Board of Directors,” the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee assist our Board in fulfilling its risk oversight responsibilities.

Our Board also performs its risk oversight responsibilities with the assistance of the Chief Compliance Officer. Our Board will annually review a written report from our Chief Compliance Officer discussing the adequacy and effectiveness of our and our service providers’ respective compliance policies and procedures. Our Chief Compliance Officer’s annual report will address, at a minimum:

•	the operation of our and our service providers’ respective compliance policies and procedures since the last report;

•	any material changes to such policies and procedures since the last report;

•	any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and

•	any compliance matter that has occurred since the date of the last report about which our Board would reasonably need to know to oversee our compliance activities and risks.

In addition, our Chief Compliance Officer meets separately in executive session with the independent directors at least once each year.

Our Board believes its role in risk oversight is effective and appropriate given the extensive regulation to which it is already subject as a BDC. As a BDC, we are required to comply with regulatory requirements that control the levels of risk in our business and operations. For example, our ability to incur indebtedness is limited such that our asset coverage must equal at least 150% immediately after each time we incur indebtedness, we generally have to invest at least 70% of our gross assets in “qualifying assets” and are not generally permitted to invest in any portfolio company in which one of our affiliates currently has an investment.

Committees of the Board of Directors

GECC currently maintains an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. All directors who were directors during the fiscal year ended December 31, 2018 attended 100% of the aggregate number of meetings of our Board and of the respective committees on which they served. Other than Peter A. Reed, none of the members of our Board attended last year’s annual stockholders’ meeting.

We require each director to make a diligent effort to attend all Board and committee meetings, and encourage directors to attend the annual stockholders’ meeting.

Audit Committee. Our Audit Committee operates pursuant to a charter, available on our website, which sets forth the responsibilities of the Audit Committee. Our Audit Committee’s responsibilities include establishing guidelines and making recommendations to our Board regarding the valuation of our loans and investments, selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual financial statements and periodic filings and receiving our audit reports and financial statements. Our Audit Committee is composed of Messrs. Horsey, Kuperschmid, and Speller; all of whom are considered independent under Nasdaq’s rules and are not “interested persons” of GECC as that term is defined in Section 2(a)(19) of the Investment Company Act. Mr. Horsey serves as chairman of our Audit Committee. Our Board has determined that Mr. Horsey is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. Each of Messrs. Horsey, Kuperschmid, and Speller meets the current independence and experience requirements of Rule 10A-3 under the Exchange Act. For the fiscal year ended December 31, 2018, the Board held seven Audit Committee meetings.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee operates pursuant to a charter, available on our website. The members of our Nominating and Corporate Governance Committee are Messrs. Horsey, Kuperschmid, and Speller; all of whom are considered independent under Nasdaq’s rules and are not “interested persons” of GECC as that term is defined in Section 2(a)(19) of the Investment Company Act. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on our Board or a committee thereof, developing and recommending to our Board a set of corporate governance principles and overseeing the evaluation of our Board and management. Mr. Kuperschmid serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee met once during the fiscal year ended December 31, 2018.

The Nominating and Corporate Governance Committee will consider stockholder nominations for possible nominees for election as directors when such nominations are submitted in accordance with our bylaws, the Nominating and Corporate Governance Committee charter and any applicable law, rule or regulation regarding director nominations. Nominations should be sent to Corporate Secretary, Great Elm Capital Corp., 800 South Street, Suite 230, Waltham, Massachusetts 02453. To have a candidate considered by our Nominating and Corporate Governance Committee, a stockholder must submit the nomination in writing and must include the following information:

•	The name of the stockholder and evidence of the person’s ownership of our stock, including the number of common stock owned and the length of time of the ownership;

•

The name of the candidate, the candidate’s resume or a listing of his or her qualifications to be a director and the person’s consent to be named as a director if selected by the Nominating and Corporate Governance Committee and nominated to our Board; and

•	If requested by the Nominating and Corporate Governance Committee, a completed and signed director’s and officer’s questionnaire in our customary form.

Criteria considered by the Nominating and Corporate Governance Committee in evaluating the qualifications of individuals for election as members of our Board include, to the extent required,

compliance with the independence and other applicable requirements of the federal securities laws, the listing standards of Nasdaq, and any other applicable laws, rules, or regulations; the ability to contribute to the effective management of GECC, taking into account the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with our management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; educational background, business, professional training or practice (e.g., medicine, accounting or law), public service or academic positions, experience from service as a board member (including our Board) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations, and/or other life experiences; and personal and professional integrity, character, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate. Our Board also believes it is appropriate for members of our management to serve as a member of our Board. In addition, although our Nominating and Corporate Governance Committee does not have a formal policy with regard to consideration of diversity in identifying director candidates, our Nominating and Corporate Governance Committee may consider whether a potential candidate’s professional experience, education, skills and other individual qualities and attributes, including gender, race or national origin, would provide beneficial diversity of skills, experience or perspective to our Board’s membership and collective attributes. Such considerations will vary based on our Board’s existing membership and other factors, such as the strength of a potential nominee’s overall qualifications relative to diversity considerations.

Compensation Committee. Our Compensation Committee operates pursuant to a charter, available on our website. The charter sets forth the responsibilities of our Compensation Committee. Our Compensation Committee is responsible for annually reviewing and recommending for approval to our Board our Investment Management Agreement with our external manager. In addition, although we do not directly compensate our executive officers currently, to the extent that we did so in the future, the Compensation Committee would also be responsible for reviewing and evaluating their compensation and making recommendations to our Board regarding their compensation. Lastly, the Compensation Committee would produce a report on our executive compensation practices and policies for inclusion in our proxy statement if required by applicable proxy rules and regulations and, if applicable, make recommendations to our Board on our executive compensation practices and policies. The Compensation Committee has the authority to engage compensation consultants and to delegate their duties and responsibilities to a member or to a subcommittee of the Compensation Committee. Our Compensation Committee is comprised of Messrs. Horsey, Kuperschmid, and Speller; all of whom are considered independent under Nasdaq’s rules and are not “interested persons” of GECC as that term is defined in Section 2(a)(19) of the Investment Company Act. Mr. Speller serves as chairman of the Compensation Committee. The Compensation Committee met twice during the fiscal year ended December 31, 2018.

Compensation of Directors

The following table sets forth compensation of our directors for the fiscal year ended December 31, 2018.

Name	Fees Earned or Paid in Cash	All Other Compensa tion(1)	Total
Independent Directors
Mark Kuperschmid	$65,000	$—	$65,000
Randall Revell Horsey	$65,000	$—	$65,000
Michael C. Speller	$65,000	$—	$65,000
Interested Directors
Peter A. Reed	$—	$—	$—
John E. Stuart	$—	$—	$—

(1)	In fiscal year 2018, we did not maintain a stock or option plan, non-equity incentive plan or pension plan for our directors.

No compensation is paid by us to directors who are “interested persons.” Our independent directors each receive an annual fee of $45,000. They also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting. In addition, the chairman of each of our Board’s standing committees receives an annual fee of $10,000 for his or her additional services in these capacities. Each member of these committees receives a $5,000 annual fee for serving on these committees. In addition, we purchased directors’ and officers’ liability insurance on behalf of our directors and officers. Independent directors also have the option to have their directors’ fees paid in our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment.

Compensation of Executive Officers

We do not provide direct compensation to our officers. Mr. Reed is indirectly entitled to a portion of any investment advisory fees paid by us to GECM under the Investment Management Agreement through his financial interests in affiliates of GECM. Our Chief Financial Officer and Treasurer and our Chief Compliance Officer and Secretary, are paid by GECM, subject to reimbursement by us of our allocable portion of such compensation under the Administration Agreement.

Our Portfolio Managers

GECM manages our portfolio. We consider Mr. Reed, who serves as our Chief Executive Officer, John Ehlinger, a portfolio manager at GECM, and Adam Yates, a portfolio manager at GECM, jointly to be our portfolio managers. Messrs. Reed, Ehlinger and Yates comprise a majority of GECM’s investment committee. GECM’s investment team does not receive any direct compensation from us in connection with the management of our portfolio. Mr. Reed, along with members of GECM’s investment team, through their financial interests in affiliates of GECM, are entitled to a portion of amounts received by GECM under the Investment Management Agreement, less expenses incurred by GECM in performing its services under the Investment Management Agreement. GECM’s investment personnel may be compensated through: (1) annual base salary; (2) cash bonuses; (3) equity in GEC and (4) profit sharing by virtue of ownership of debt or equity securities of affiliates of GECM.

John S. Ehlinger, 50 years old, is a Portfolio Manager of GECC and a Member of GECM’s Investment Committee. Prior to joining GECM, Mr. Ehlinger was the Chief Operating Officer and Chief Financial Officer of a medical device start-up doing business as Wellsense Technologies. Before joining Wellsense, Mr. Ehlinger was a Partner at MAST Capital from 2006 to 2011, focusing on distressed and special situations investments. Prior to joining MAST Capital, Mr. Ehlinger worked as a senior analyst and assistant high yield portfolio manager at DDJ Capital Management, LLC, a distressed and high yield debt-focused hedge fund. Before DDJ, Mr. Ehlinger worked as a senior credit analyst for AIG Global Investment Corporation and as an investment banker at Donaldson, Lufkin & Jenrette in Los Angeles. Mr. Ehlinger started his career in Morgan Stanley’s IT and Equity Research departments. Mr. Ehlinger is currently a member of the Board of Trustees and Treasurer of the Charles River School in Dover, MA. Mr. Ehlinger currently serves on the Board of Managers of PEFS.

Adam W. Yates, 36 years old, is a Portfolio Manager of GECC and a Member of GECM’s Investment Committee. Mr. Yates was a Partner and the Head Trader at MAST Capital until 2017. Mr. Yates managed MAST Capital’s trading responsibilities and, as a member of the Investment Committee, worked closely with the senior investment team in security selection and portfolio construction. Mr. Yates was also a member of MAST Capital’s Risk Committee and Best Execution Committee. Prior to joining MAST Capital in 2007, Mr. Yates was a New Business Coordinator at Appleton Partners, Inc. Mr. Yates currently serves on the board of managers of PEFS and the board of directors of Great Elm FM Holdings, Inc.

Compensation Committee Interlocks and Insider Participation

Currently, none of our executive officers are compensated by us, and as such, our Compensation Committee is not required to produce a report on executive officer compensation for inclusion herein.

No current or past executive officers or employees of ours or our affiliates serve on our Compensation Committee.

Other Accounts Managed

As of December 31, 2018, GECM is primarily responsible for the day-to-day management of three separately managed accounts for an institutional investor.

Name of Investment Committee Voting Member	Type of Accounts	Total No. of Other Accounts Managed	Total Other Assets (in millions)	No. of Other Accounts where Advisory Fee is Based on Performance	Total Assets in Other Accounts where Advisory Fee is Based on Performance (in millions)
Peter A. Reed	Registered Investment Companies: Other Pooled Investment Vehicles: Other Accounts:	None 4 None	None $14 None	None 4 None	None $14 None

Portfolio Managers’ Material Conflicts of Interest

Certain of our executive officers and directors, and the members of the investment committee of GECM, serve or may serve as officers, directors or principals of entities that operate in the same or related lines of business as GECC or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities that may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. Further, we may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with GECM and any advisers that may in the future become affiliated with GEC.

Although funds managed by GECM may have different primary investment objectives than we do, they may from time to time invest in asset classes similar to those targeted by us. GECM is not restricted from raising an investment fund with investment objectives similar to ours. Any such funds may also, from time to time, invest in asset classes similar to those targeted by us. It is possible that we may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with GECM.

We will pay management and incentive fees to GECM, and will reimburse GECM for certain expenses it incurs. In addition, investors in our common stock will invest on a gross basis and receive distributions on a net basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments.

GECM’s management fee is based on a percentage of our total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) and GECM may have conflicts of interest in connection with decisions that could affect our total assets, such as decisions as to whether to incur indebtedness.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan or note that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

The Investment Management Agreement renews for successive annual periods if approved by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. However, both we and GECM have the right to terminate the agreement without penalty upon 60 days’ written notice to the other party. Moreover, conflicts of interest may arise if GECM seeks to change the terms of the Investment Management Agreement, including, for example, the terms for compensation.

Pursuant to the Administration Agreement, we will pay GECM our allocable portion of overhead and other expenses incurred by GECM in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer and their respective staffs.

As a result of the arrangements described above, there may be times when our management team has interests that differ from those of our stockholders, giving rise to a conflict.

Ownership of Securities

As of December 31, 2018, the dollar range of our equity securities beneficially owned by Mr. Reed was Over $100,000, the dollar range of our equity securities beneficially owned by Mr. Ehlinger was Over $100,000 and Mr. Yates owned $50,000 - $100,000, in each case based on the closing price for our common stock of $7.85 on December 31, 2018.

RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS

We are a party to the Investment Management Agreement and the Administration Agreement with GECM, which is wholly-owned by GEC. GECM initially hired all of the employees of MAST Capital, certain of whom for a time continued to be employees of MAST Capital. As of the date of this prospectus, GECM and MAST Capital do not share any employees. Affiliates of GECM entered into agreements with MAST Capital and the initial employees of GECM under which MAST Capital and such employees have indirect financial interests in GECM’s net cash flows from the Investment Management Agreement.

Funds managed by MAST Capital own approximately 9% of GEC. Mr. Reed serves as a Chief Executive Officer and a member of the board of directors of GEC, in addition to being our Chief Executive Officer and Chief Investment Officer of GECM. Mr. Kleinman serves as President and Chief Operating Officer of GEC, in addition to being our Chief Compliance Officer and Secretary. GEC owns approximately 18.8% of our outstanding common stock. Mr. Reed, Mr. Kleinman and certain of GECM’s initial employees were employees of MAST Capital where they managed private investment funds, with investment objectives similar to ours.

In addition, certain of our executive officers and directors and the members of GECM’s investment committee serve or may serve as officers, directors or principals of entities that operate in the same or related lines of business as GECC or of investment funds managed by our affiliates. Accordingly, we may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with GECM and any advisers that may in the future become affiliated with GEC.

GECM entered into a consulting contract with FS Services LLC that retained Gregg Felton, Full Circle’s former chief executive officer, and John Stuart, Full Circle’s former chairman and a member of our Board.

We and GEC entered into the license agreement described in this prospectus.

As of December 31, 2018, we and certain MAST Funds held debt securities issued by Avanti. The Avanti securities held by us were contributed to us by the MAST Funds per the Subscription Agreement.

We have established a written policy to govern the review of potential related party transactions. GECM, our Chief Compliance Officer, and any other officers designated by us are required to review the facts and circumstances of transactions with certain affiliates, and to screen any such transactions, for potential compliance issues under Section 57(h) of the Investment Company Act.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table lists, as of March 29, 2019 the beneficial ownership of each of our directors, named executive officers, each person known to us to beneficially own more than 5% of the outstanding our common stock, and our executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own more than 5% of our common stock is based upon Schedule 13G and Schedule 13D filings by such persons with the SEC and other information obtained from such persons, if available. Unless otherwise indicated, we believe that each beneficial owner set forth in the table has sole voting and investment power and has the same address: Great Elm Capital Management, Inc., 800 South Street, Suite 230, Waltham, Massachusetts 02453.

Beneficial Owner	Shares Beneficially Owned(1)	Percent of Class(2)
Interested Directors
Peter A. Reed	74,852	*
John E. Stuart	16,545	*
Independent Directors
Michael C. Speller	11,000	*
Randall Revell Horsey	10,000	*
Mark Kuperschmid(3)	19,950	*
Executive Officers
John J. Woods	2,000	*
Michael J. Sell	1,700	*
Adam Kleinman	15,000	*
Directors and executive officers as a group (7 persons)	147,347	1.4%
5% Beneficial Owners
Great Elm Capital Group, Inc.	1,966,667	18.8%
Entities affiliated with MAST Capital Management, LLC (4)	1,814,608	17.3%

*	Represents less than 1%.
(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act.
(2)	Based on a total of 10,460,401 shares of our common stock issued and outstanding on March 29, 2019.
(3)

Represents shares held by Benmark Investments LLC (1568 Columbus Ave. Burlingame, California 94010). Mr. Kuperschmid disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4)

The principal address for MAST Capital is 31 St. James Street, 6th Floor, Boston, Massachusetts 02116. Represents shares of our common stock held by the following for which MAST Capital reports that it has sole power to dispose.

•

Mast Select Opportunities Master Fund, L.P., for which MAST Capital is the investment manager, hold 1,706,533 shares of our common stock. David J. Steinberg reports the shares held indirectly by MAST Capital because, as the principal of MAST Capital at the time of purchase, he reports that he controlled the disposition and voting of the securities. MAST Capital reports that it has the right to an asset-based fee relating the above fund.

•

Mast Admiral Master Fund, L.P., for which MAST Capital is the investment manager, hold 108,075 shares of our common stock. David J. Steinberg reports the shares held indirectly by MAST Capital because, as the principal of MAST Capital at the time of purchase, he reports that he controlled the disposition and voting of the securities. MAST Capital reports that it has the right to an asset-based fee relating the above fund.

Set forth below is the dollar range of equity securities beneficially owned by each of our directors as of December 31, 2018. We are not part of a “family of investment companies,” as that term is defined in the Investment Company Act.

Name of Director	Dollar Range of Equity Securities of GECC(1) (2)
Independent Directors
Randall Revell Horsey	$50,001 - $100,000
Mark Kuperschmid	Over $100,000
Michael C. Speller	$50,001 - $100,000
Interested Directors
Peter A. Reed	Over $100,000
John E. Stuart	Over $100,000

(1)	Dollar ranges are as follows: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000, or Over $100,000.
(2)

The dollar range of equity securities beneficially owned is based on the closing price for our common stock of $7.85 on December 31, 2018. on Nasdaq. Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.

DETERMINATION OF NET ASSET VALUE

We determine the net asset value of GECC each quarter by subtracting our total liabilities from the fair value of our gross assets.

We value our portfolio investments at fair value based upon the principles and methods of valuation set forth in policies adopted by our Board. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Market participants are buyers and sellers in the principal (or most advantageous) market for the asset that (1) are independent of us; (2) are knowledgeable, having a reasonable understanding about the asset based on all available information (including information that might be obtained through due diligence efforts that are usual and customary); (3) are able to transact for the asset; and (4) are willing to transact for the asset (that is, they are motivated but not forced or otherwise compelled to do so).

Investments for which market quotations are readily available are valued at such market quotations unless the quotations are deemed not to represent fair value. We generally obtain market quotations from recognized exchanges, market quotation systems, independent pricing services or one or more broker-dealers or market makers. However, short term debt investments with remaining maturities within 90 days are generally valued at amortized cost, which approximates fair value.

Debt and equity securities for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, are valued at fair value using a consistently applied valuation process in accordance with our valuation policy that has been reviewed and approved by our Board, who also approves in good faith the valuation of such securities as of the end of each quarter. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the values that we may ultimately realize. In addition, changes in the market environment and other events may have differing impacts on the market quotations used to value some of our investments than on the fair values of our investments for which market quotations are not readily available.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements will express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

Determinations in Connection with Offerings

Absent the approval by a majority of our common stockholders to allow us to issue common stock at a price below net asset value, our Board or an authorized committee thereof will be required to make the determination that we are not selling our common stock at a price below the then current net asset value of our common stock at the time of any offering of our common stock. Our Board or an authorized committee thereof consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC;

•

our management’s assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common stock and ending two days prior to the date of the sale of our common stock; and

•

the magnitude of the difference between (1) a value that our Board or an authorized committee thereof has determined reflects the current net asset value of our common stock, which is generally based upon the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the net asset value of our common stock since the date of the most recently disclosed net asset value of our common stock, and (2) the offering price of the our common stock in the proposed offering.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the Investment Company Act.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our Board authorizes, and we declare, a cash distribution, our stockholders who have not opted out of our dividend reinvestment plan will have their cash distributions (net of any applicable withholding tax) automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions.

No action will be required on the part of a registered stockholder to have his or her cash distribution reinvested in our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company, LLC, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. The plan administrator will set up an account for common stock acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such common stock in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than 10 days prior to each applicable record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share.

Those stockholders whose common stock are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

We intend to use primarily newly issued common stock to implement the plan to the extent our common stock is trading at a premium to net asset value per share of the common stock. In the case that such newly issued common stock is used to implement the plan, the number of common stock to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by 95% of the market price per share of our common stock at the close of trading on the date fixed by the Board for such purposes. Market price per share on that date will be the closing price for such common stock on the national securities exchange on which our common stock is then listed or, if no sale is reported for such day, at the average of their electronically reported bid and asked prices. Notwithstanding the foregoing, we reserve the right to instruct the plan administrator to purchase our common stock in the open market in connection with our implementation of the plan. Shares purchased in open market transactions by the plan administrator will be allocated to each stockholder who has not so elected to receive cash distributions in cash in the manner set forth above for issuance of new common stock, substituting where applicable the average purchase price, excluding any brokerage charges or other charges, of all common stock purchased in the open market in lieu of the market price per share. The number of shares of our common stock to be outstanding after giving effect to payment of the distribution cannot be established until the value per share at which additional common stock will be issued has been determined and elections of our stockholders have been tabulated.

The plan administrator’s fees under the plan will be paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the common stock held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a transaction fee of $15 plus a per share brokerage commission from the proceeds.

Stockholders who receive distributions in the form of stock are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. A stockholder’s basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable to the stockholder. Any stock received in a distribution will have a new holding period for tax purposes commencing on the day following the day on which the common stock is credited to the U.S. stockholder’s account.

We may terminate the plan upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at 6201 15th Avenue, Brooklyn, New York 11219 or by phone at (800) 937-5449.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of the acquisition, ownership, and disposition of the Notes that we are offering. The following discussion is not exhaustive of all possible tax consequences. This summary is based upon the Code, U.S. Treasury Department (the “U.S. Treasury”) regulations (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those discussed below.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances (such as the effects of Section 451(b) of the Code) or to holders subject to special tax rules, such as partnerships, subchapter S corporations or other pass-through entities (and holders of interests in such entities), any government (or instrumentality or agency thereof), banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies and stockholders of such corporations, trusts and estates, dealers in securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding the Notes as part of an integrated investment, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons (other than Non-U.S. Holders (as defined below)) whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any discussion of the tax laws of any state, local or foreign government that may be applicable to a particular holder nor does it discuss any U.S. federal tax consequences other than U.S. federal income tax consequences (such as U.S. federal estate or gift tax consequences).

This summary is directed solely to U.S. Holders and Non-U.S. Holders (as defined below) that will purchase the Notes offered in this prospectus at their “issue price” (i.e., the first price at which a substantial amount of the Notes is sold for money to investors, other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) and will hold such Notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of a Note offered in this prospectus that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) a valid election is in place under applicable U.S. Treasury regulations to treat such trust as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Notes offered in this prospectus, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership, and accordingly, this summary does not apply to partnerships. A partner of a partnership holding the Notes should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition by the partnership of the Notes.

U.S. Holders

Payment of Interest. Interest on a Note generally will be included in the income of a U.S. Holder as interest income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes and will be ordinary income.

Sale, Exchange, or Retirement of the Notes. Upon the sale, exchange, retirement, or other taxable disposition of a Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other taxable disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as such) and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will be the cost of the Note to such U.S. Holder. Gain or loss realized on the sale, exchange, retirement, or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if the Note has been held for more than one year. The deductibility of capital losses is subject to limitations under the Code.

Additional Medicare Tax on Unearned Income. A tax of 3.8% is imposed on certain “net investment income” (or “undistributed net investment income”, in the case of estates and trusts) received by taxpayers with adjusted gross income above certain threshold amounts. “Net investment income” as defined for U.S. federal Medicare contribution purposes generally includes interest payments on, and gain recognized from the sale or other disposition of, the Notes. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Notes.

Non-U.S. Holders

This discussion applies to you if you are a “Non-U.S. Holder.” A “Non-U.S. Holder” is a beneficial owner of a Note that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

Payments of Interest. Subject to the discussions below concerning backup withholding and sections 1471 through 1474 of the Code and related U.S. Treasury guidance (collectively referred to as “FATCA”), interest payments that a Non-U.S. Holder receives from us or our agent and that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, generally will not be subject to U.S. federal income or withholding tax unless:

•	the Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of 871(h)(3) of the Code;

•	the Non-U.S. Holder is a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us (directly or indirectly) through stock ownership;

•	the Non-U.S. Holder is a bank extending credit under a loan agreement in the ordinary course of its trade or business; or

•	the Non-U.S. Holder does not satisfy the certification requirements described below.

A Non-U.S. Holder generally will satisfy the certification requirements if it certifies, under penalties of perjury, that it is not a U.S. person (on a properly executed IRS Form W-8BEN or W-8BEN-E or other applicable form), or holds its Notes through certain foreign intermediaries and satisfies the certification requirements of applicable U.S. Treasury regulations.

Interest payments not meeting the requirements set forth above may be subject to withholding tax at the rate of 30% (or lower applicable treaty rate). Interest effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business, however, would not be subject to withholding tax as long as the Non-U.S. Holder provides us or our paying agent with an adequate certification (currently on IRS Form W-8ECI). To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and provide a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) to us or our paying agent before the payment of interest. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, or Retirement of the Notes. A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, retirement, or other taxable disposition of the Notes (except with respect to accrued and unpaid interest, which would be taxed as described under “—Payment of Interest” above), provided that:

•	the gain is not effectively connected with the conduct of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply;

•

in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition of the Notes; and

•	the Non-U.S. Holder is not subject to tax pursuant to certain provisions of U.S. federal income tax law applicable to certain expatriates.

An individual Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of sale, exchange, or other disposition of a Note, and if certain other conditions are met, will be subject to U.S. federal income tax at a rate of 30% on the gain realized on the sale, exchange, or other taxable disposition of such Note, which may be offset by U.S. source capital losses.

Income Effectively Connected with a Trade or Business within the United States. If a Non-U.S. Holder of a Note is engaged in the conduct of a trade or business within the United States and if interest on a Note, or gain realized on the sale, exchange, or other taxable disposition of the Note, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest or gain on a net income basis in the same manner as if it were a U.S. Holder. In addition, if any such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

Backup Withholding and Information Reporting

Payments of interest on, or the proceeds of the sale or other disposition of, a Note held by a U.S. Holder are generally subject to information reporting unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments, along with principal payments on the Note, may also be subject to U.S. federal backup withholding at the applicable rate if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding.

A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding with respect to our payment of principal and interest on, or the proceeds of the sale or other disposition of, a Note. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a Note, as well as the amount, if any, of tax withheld, may be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Foreign Account Tax Compliance Act

FATCA imposes U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source interest (including interest paid on the Notes) and (ii) subject to the recently released proposed U.S. Treasury regulations described below, the gross proceeds from the sale or other disposition after December 31, 2018 of an obligation that produces U.S.-source interest (including a disposition of the Notes). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a U.S. Holder or a Non-U.S. Holder holds the Notes will affect the determination of whether such withholding is required. We will not pay any additional amounts to U.S. Holders or Non-U.S. Holders in respect of any amounts withheld under FATCA. The U.S. Treasury recently released proposed U.S. Treasury regulations which, if finalized in their present form, would eliminate the application of this regime with respect to payments of gross proceeds (but not interest). Pursuant to these proposed U.S. Treasury regulations, the issuer and any other applicable withholding agent may (but is not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed U.S. Treasury regulations are rescinded. U.S. Holders that own their interests in a Note through a foreign entity or intermediary, and Non-U.S. Holders, should consult their tax advisors regarding the applicability of FATCA.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. You should consult your own tax advisors with respect to the tax consequences to you of the acquisition, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

DESCRIPTION OF OUR COMMON STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Our authorized stock consists of 100,000,000 shares of stock, par value $0.01 per share, all of which are initially designated as common stock. Our common stock is listed on Nasdaq under the ticker symbol “GECC.” There are no outstanding options or warrants to purchase our common stock. No common stock has been authorized for issuance under any equity compensation plans. Our fiscal year-end is December 31. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

The following are our outstanding classes of securities as of December 31, 2018:

Title of Class	Amount Authorized	Amount Held by GECC or for GECC’s Account	Amount Outstanding Exclusive of Amounts Shown in the Adjacent Column
Common Stock	100,000,000	—	10,652,401
2022 Notes	—	—	$32.6 million
2025 Notes	—	—	$46.4 million

Under our charter, our Board is authorized to classify and reclassify any unissued stock into other classes or series of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that a majority of our entire Board, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

All of our common stock has equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion, redemption, generally have no appraisal rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such common stock will be unable to elect any director.

Preferred Stock

Our charter authorizes our Board to classify and reclassify any unissued common stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing common stockholders. Under the terms of our charter, our Board is authorized to issue preferred stock in one or more classes or series without stockholder approval. Prior to issuance of common stock of each class or series, the Board is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board could authorize the issuance of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the Investment Company Act. The Investment Company Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of our common stock is made, the aggregate involuntary liquidation preference of such preferred stock together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of our gross assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two full years or more. Certain matters under the Investment Company Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock, if any, would vote as a separate class from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. However, we do not currently have any plans to issue preferred stock.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer of GECC or any individual who, while a director or officer of GECC and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee, who is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as such and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the Investment Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter requires otherwise, which ours does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made, or threatened to be made, a party or witness by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former directors or officers have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, in the event that our present or former directors or officers serve another entity as a director, officer, partner or trustee, we expect to obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our Board is divided into three classes of directors serving staggered three-year terms. Upon expiration of their terms, directors of each class will be elected to serve for a term ending at the third annual meeting of stockholders following his or her election and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board will help to ensure the continuity and stability of our management and policies.

Election of Directors

Our charter and bylaws provide that the affirmative vote of a plurality of the votes cast in the election of directors at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director. Our Board has the exclusive right to amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set only by the Board in accordance with our bylaws. Our bylaws provide that a majority of our entire Board may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one nor more than nine. We have elected to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board. Accordingly, except as may be provided by our Board in setting the terms of any class or series of preferred stock, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the Investment Company Act.

Our charter provides that, subject to the rights of holders of preferred stock, a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, unless a corporation’s charter provides otherwise (which our charter does not), stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our Board and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by our Board or (3) by a stockholder who was a stockholder of record at the record date set by our Board for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving notice as provided for in our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) by our Board or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who was a stockholder of record at the record date set by our Board for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving notice as provided for in our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws. The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed. They may also have had the effect of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert to another form of entity, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

However, our charter provides that approval of the following matters requires the affirmative vote of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter:

•

amendments to the provisions of our charter relating to the classification of our Board, the power of our Board to fix the number of directors and to fill vacancies on our Board, the vote required to elect or remove a director, the vote required to approve our dissolution, amendments to our charter and extraordinary transactions and our Board exclusive power to amend our bylaws;

•	charter amendments that would convert us from a closed-end company to an open-end company or make our common stock a redeemable security (within the meaning of the Investment Company Act);

•	our liquidation or dissolution or any amendment to our charter to effect any such liquidation or dissolution;

•

any merger, consolidation, conversion, share exchange or sale or exchange of all or substantially all of our assets that the Maryland General Corporation Law requires be approved by our stockholders; or

•

any transaction between us, on the one hand, and any person or group of persons acting together that is entitled to exercise or direct the exercise, or acquire the right to exercise or direct the exercise, directly or indirectly (other than solely by virtue of a revocable proxy), of one-tenth or more of the voting power in the election of our directors generally, or any person controlling, controlled by or under common control with, employed by or acting as an agent of, any such person or member of such group, or collectively, “Transacting Persons,” on the other hand.

However, if such amendment, proposal or transaction is approved by a majority of our continuing directors (in addition to approval by our Board), such amendment, proposal or transaction may be approved by a majority of the votes entitled to be cast on such a matter, except that any transaction that would not otherwise require stockholder approval under the Maryland General Corporation Law will not require further stockholder approval unless another provision of our charter requires such approval. In either event, in accordance with the requirements of the Investment Company Act, any such amendment, proposal or transaction that would have the effect of changing the nature of our business so as to cause us to cease to be, or to withdraw our election as, a BDC would be required to be approved by a majority of our outstanding voting securities, as defined under the Investment Company Act. The “continuing directors” are defined in our charter as (1) certain of our current directors named therein, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the Board or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

Our charter and bylaws provide that our Board will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Maryland Control Acquisition Share Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our entire Board determines that such rights shall apply.

Control Share Acquisitions

The Maryland Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the Investment Company Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders at which the voting rights of the shares are considered and not approved is held, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Maryland Control Share Acquisition Act does not apply (a) to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of our common stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Maryland Control Share Acquisition Act only if our Board determines that it would be in our best interests and if the SEC staff does not object to our determination that GECC’s being subject to the Maryland Control Share Acquisition Act does not conflict with the Investment Company Act.

Business Combinations

Under Maryland law, the Maryland Business Combination Act provides that certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the Board approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than common stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The Maryland Business Combination Act permits various exemptions from its provisions, including business combinations that are exempted by the Board before the time that the interested stockholder becomes an interested stockholder. Our Board has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board, including a majority of the directors who are not interested persons as defined in the Investment Company Act. This resolution may be altered or repealed in whole or in part at any time; however, our Board will adopt resolutions so as to make us subject to the provisions of the Maryland Business Combination Act only if our Board determines that it would be in our best interests and if the SEC staff does not object to our determination that GECC being subject to the Business Combination Act does not conflict with the Investment Company Act. If this resolution is repealed, or the Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of GECC and increase the difficulty of consummating any offer.

Forum Selection Clause

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the Maryland General Corporation Law or our charter or bylaws or (d) any action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

Waiver of Corporate Opportunity Doctrine

Our charter provides that, we, by resolution of our Board, may renounce any interest or expectancy of ours in (or in being offered an opportunity to participate in) business opportunities that are presented to us or developed by or presented to one of more of our directors or officers.

Conflict with Investment Company Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third-party administrator).

We restrict access to nonpublic personal information about our stockholders to employees of GECM and its affiliates with a legitimate business need for the information. We intend to maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated                     , 2019 between us and Ladenburg Thalmann & Co. Inc., acting as the representative of the underwriters of this offering, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the aggregate principal amount of Notes indicated in the table below:

Underwriters	Principal Amount of Notes
Ladenburg Thalmann & Co. Inc.
Janney Montgomery Scott LLC
Incapital LLC

Total	$

Ladenburg Thalmann & Co. Inc. and Janney Montgomery Scott LLC are acting as book-running managers of this offering.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the Notes if any of these Notes are purchased. If an underwriter defaults, the underwriting agreement provides that, under the circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the Notes. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The underwriters are offering the Notes, subject to their acceptance of the Notes from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Expenses

The underwriters have advised us that they propose to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at a price less a concession not in excess of $        per Note. The underwriters may allow, and the dealers may reallow, a discount from the concession not in excess of $        per Note to certain broker dealers. After the public offering price, concessions and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay to the underwriters and the proceeds, before expenses, to us in connection with this offering (expressed as a percentage of the principal amount of the Notes). The information assumes either no exercise or full exercise of the underwriters’ over-allotment option.

	Per Note	Without Over- allotment Option	With Over- allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions ( % of public offering price)	$	$	$
Proceeds (before expenses)	$	$	$

We estimate expenses payable by us in connection with this offering (including reimbursement of the underwriters’ counsel fees of approximately $        in connection with the review of this offering by the Financial Industry Regulatory Authority, Inc.), other than the underwriting discounts and commissions referred to above, will be approximately $600,000.

Determination of Offering Price

Prior to the offering, there has not been a public market for the Notes. Consequently, the public offering price for the Notes will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We and the underwriters offer no assurances that the public offering price will correspond to the price at which the Notes will trade in the public market subsequent to the offering or that an active trading market for the Notes will develop and continue after the offering.

Listing

We intend to list the Notes on Nasdaq. We expect trading in the Notes on Nasdaq to begin within 30 days after the original issue date under the trading symbol “GECCN.”

Over-allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional $        aggregate principal amount of the Notes at the public offering price set forth on the cover of this prospectus less underwriting discounts and commissions solely to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to the specified conditions, to purchase an additional aggregate principal amount of Notes proportionate to that underwriter’s initial principal amount reflected in the table above.

No Sales of Similar Securities

Subject to certain exceptions, we have agreed not to directly or indirectly, offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise transfer or dispose of any debt securities issued by the Company or any securities convertible into or exercisable or exchangeable for debt securities issued by the Company for a period of 90 days after the date of this prospectus without first obtaining the written consent of Ladenburg Thalmann & Co. Inc. This consent may be given at any time without public notice.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions including over-allotment, covering transactions and stabilizing transactions, which may have the effect of stabilizing or maintaining the market price of the Notes at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales of securities in excess of the aggregate principal amount of securities to be purchased by the underwriters in the offering, which creates a short position for the underwriters. Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions.

A stabilizing bid is a bid for the purchase of Notes on behalf of the underwriters for the purpose of fixing or maintaining the price of the Notes. A syndicate covering transaction is the bid for or the purchase of Notes on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Notes or preventing or retarding a decline in the market price of our Notes. As a result, the price of our Notes may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a limited principal amount of the Notes for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters or selling group members is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied on by investors.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past and may provide from time to time in the future in the ordinary course of their business certain commercial banking, financial advisory, investment banking and other services to us, our portfolio companies or our affiliates for which they have received or will be entitled to receive separate fees. In particular, the underwriters or their affiliates may execute transactions with us, on behalf of us, any of our portfolio companies or our affiliates. In addition, the underwriters or their affiliates may act as arrangers, underwriters or placement agents for companies whose securities are sold to or whose loans are syndicated to us, our portfolio companies or our affiliates.

The underwriters or their affiliates may also trade in our securities, securities of our portfolio companies or other financial instruments related thereto for their own accounts or for the account of others and may extend loans or financing directly or through derivative transactions to us, any of our portfolio companies or our affiliates.

After the date of this prospectus, the underwriters and their affiliates may from time to time obtain information regarding specific portfolio companies or us that may not be available to the general public. Any such information is obtained by the underwriters and their affiliates in the ordinary course of their business and not in connection with the offering of the Notes. In addition, after the offering period for the sale of the Notes, the underwriters or their affiliates may develop analyses or opinions related to us or our portfolio companies and buy or sell interests in one or more of our portfolio companies on behalf of their proprietary or client accounts and may engage in competitive activities. There is no obligation on behalf of these parties to disclose their respective analyses, opinions or purchase and sale activities regarding any portfolio company or regarding us to our noteholders or any other persons.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters and their affiliates that may have a lending relationship with us may routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The principal business address of the underwriters are: Ladenburg Thalmann & Co. Inc., 277 Park Avenue, 26th floor, New York, NY 10172; Janney Montgomery Scott LLC, 1717 Arch Street, Philadelphia, PA 19103; and Incapital LLC, 200 S. Wacker Drive, Suite 3700, Chicago, IL 60606.

Michael C. Speller, one of our directors, is a Managing Director and Head of Debt Advisory, North America for Rothschild & Co., which is a member of the Financial Industry Regulatory Authority.

Alternative Settlement Cycle

We expect that delivery of the Notes will be made against payment therefor on or about                 , 2019, which will be the                 business day following the trade date for the issuance of the Notes (such settlement being herein referred to as “                ”). Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in             business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Other Jurisdictions

The Notes offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restriction relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Notes offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities and cash are held in safekeeping by State Street Bank and Trust Company located at 100 Huntington Avenue, Boston, Massachusetts 02116. American Stock Transfer & Trust Company, LLC acts as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 6201 15th Avenue, Brooklyn, New York 11219.

LEGAL MATTERS

Certain legal matters with respect to the Notes offered hereby will be passed upon for us by Jones Day, New York, New York, and Venable LLP, Baltimore, Maryland. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dechert LLP, Boston, Massachusetts, who may rely as to certain matters of Maryland law upon the opinion of Venable LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated statements of assets and liabilities, including the consolidated schedules of investments, as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in net assets, cash flows and financial highlights for the years ended December 31, 2018 and 2017 and for the period ended December 31, 2016, have been audited by Deloitte & Touche LLP, McLean, Virginia, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 7900 Tysons One Pl #800, McLean, VA 22102.

The consolidated statements of assets and liabilities, including the consolidated schedules of investments, of Full Circle and subsidiaries as of June 30, 2016 and 2015, and the related consolidated statements of operations, changes in net assets and cash flows for each of the two years in the period ended June 30, 2016 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement.

INDEPENDENT PUBLIC ACCOUNTANTS

The balance sheet as of December 31, 2018 for PEFS and the related statements of operations, changes in members’ deficit, and cash flows for the years then ended and the related notes to the financial statements have been audited by Aldrich CPAs + Advisors LLP, as stated in their report appearing herein and elsewhere in the registration statement.

The balance sheet as of December 31, 2017 and the statements of operations, changes in members’ deficit, and cash flows and related notes to those financial statements for the period from February 3, 2017 (inception) through December 31, 2017, for PEFS have been included herein in reliance on the report of Baker Tilly Virchow Krause, LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act. The registration statement contains additional information about us and the Notes being offered by this prospectus.

We are required to file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. This information will also be available free of charge by contacting us by mail at 800 South Street, Suite 230, Waltham, Massachusetts 02453, by telephone at (617) 375-3006 or on our website at http://www.greatelmcc.com.

INDEX TO FINANCIAL STATEMENTS

GREAT ELM CAPITAL CORP.	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Assets and Liabilities as of December 31, 2018 and December 31, 2017	F-3
Consolidated Statements of Operations for the years ended December 31, 2018 and December 31, 2017 and the period from inception (April 22, 2016) through December 31, 2016	F-4
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2018 and December 31, 2017	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and December 31, 2017 and the period from inception (April 22, 2016) through December 31, 2016	F-6
Consolidated Schedules of Investments as of December 31, 2018 and December 31, 2017	F-8
Notes to the Consolidated Financial Statements	F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Great Elm Capital Corp.

Waltham, Massachusetts

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying consolidated statements of assets and liabilities of Great Elm Capital Corp. (the “Company”), including the consolidated schedules of investments, as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in net assets, cash flows, and financial highlights (presented in Note 9) for the years ended December 31, 2018 and 2017, and for the period ended December 31, 2016 and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations, changes in nets assets, cash flows, and financial highlights for the years ended December 31, 2018 and 2017 and for the period ended December 31, 2016, in conformity with principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements and financial highlights based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of investments owned as of December 31, 2018 and 2017, by correspondence with the custodian, loan agents, and borrowers; when replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

McLean, Virginia

March 13, 2019

We have served as the Company’s auditor since 2016.

GREAT ELM CAPITAL CORP.

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

Dollar amounts in thousands (except per share amounts)

	December 31, 2018	December 31, 2017
Assets
Investments
Non-affiliated, non-controlled investments, at fair value (amortized cost of $137,852 and $179,558, respectively)	$128,318	$144,996
Non-affiliated, non-controlled short term investments, at fair value (amortized cost of $78,093 and $65,892, respectively)	78,085	65,890
Affiliated investments, at fair value (amortized cost of $89,854 and $4,240, respectively)	35,665	1,770
Controlled investments, at fair value (amortized cost of $20,648 and $18,487, respectively)	20,203	18,104

Total investments	262,271	230,760

Cash and cash equivalents	4,167	2,916
Receivable for investments sold	10,887	12
Interest receivable	3,255	5,027
Due from portfolio company	555	204
Due from affiliates	5	692
Prepaid expenses and other assets	423	302

Total assets	$281,563	$239,913

Liabilities
Notes payable 6.50% due September 18, 2022 (including unamortized discount of $1,141 and $1,435, respectively)	$31,490	$31,196
Notes payable 6.75% due January 31, 2025 (including unamortized discount of $1,588 and $0, respectively)	44,811	—
Payable for investments purchased	84,102	66,165
Interest payable	354	354
Distributions payable	3,441	3,015
Accrued incentive fees payable	5,422	5,257
Due to affiliates	1,069	936
Accrued expenses and other liabilities	758	703

Total liabilities	$171,447	$107,626

Commitments and contingencies (Note 6)	$—	$—
Net Assets
Common stock, par value $0.01 per share (100,000,000 shares authorized, 10,652,401 and 10,652,401 shares issued and outstanding, respectively)	$107	$107
Additional paid-in capital	198,247	198,426
Accumulated losses	(88,238)	(66,246)

Total net assets	$110,116	$132,287

Total liabilities and net assets	$281,563	$239,913

Net asset value per share	$10.34	$12.42

The accompanying notes are an integral part of these financial statements.

GREAT ELM CAPITAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

Dollar amounts in thousands (except per share amounts)

	For the Year Ended December 31,		For the period ended December 31, 2016
	2018	2017
Investment Income:
Interest income from:
Non-affiliated, non-controlled investments	$16,259	$15,830	$5,211
Non-affiliated, non-controlled investments (PIK)	—	10,719	—
Affiliated investments	772	73	102
Affiliated investments (PIK)	7,204	—	—
Controlled investments	2,128	1,312	—
Controlled investments (PIK)	971	990	—

Total interest income	27,334	28,924	5,313

Dividend income from non-affiliated, non-controlled investments	197	298	—
Other income from:
Non-affiliated, non-controlled investments	70	470	518
Affiliated investments	92	—	—
Controlled investments	61	36	—

Total other income	223	506	518

Total investment income	$27,754	$29,728	$5,831

Expenses:
Management fees	$2,955	$2,298	$392
Incentive fees	165	4,394	863
Administration fees	1,416	1,362	224
Custody fees	58	62	10
Directors’ fees	195	136	38
Professional services	1,205	1,013	186
Professional services related to the Merger and Formation transactions	—	—	3,471
Interest expense	5,645	2,039	420
Other expenses	601	655	214

Total expenses	12,240	11,959	5,818
Accrued administration fee waiver	—	(70)	80

Net expenses	$12,240	$12,029	$5,738

Net investment income before taxes	$15,514	$17,699	$93

Excise tax	$180	$124	$88

Net investment income	$15,334	$17,575	$5

Net realized and unrealized gains (losses) on investment transactions:
Net realized gain (loss) from:
Non-affiliated, non-controlled investments	$2,209	$3,641	$274
Affiliated investments	—	—	—
Controlled investments	210	(8)	—
Purchase accounting	—	—	(4,698)

Total net realized gain (loss)	2,419	3,633	(4,424)

Net change in unrealized appreciation (depreciation) from:
Non-affiliated, non-controlled investments	(8,359)	(21,078)	(13,487)
Affiliated investments	(18,535)	(2,501)	32
Controlled investments	136	(383)	—

Total net change in unrealized appreciation (depreciation)	(26,758)	(23,962)	(13,455)

Net realized and unrealized gains (losses)	$(24,339)	$(20,329)	$(17,879)

Net increase (decrease) in net assets resulting from operations	$(9,005)	$(2,754)	$(17,874)

Net investment income per share (basic and diluted):	$1.44	$1.52	$—
Earnings per share (basic and diluted):	$(0.85)	$(0.24)	$(1.39)
Weighted average shares outstanding (basic and diluted):	10,652,401	11,655,370	12,852,758

The accompanying notes are an integral part of these financial statements.

GREAT ELM CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Dollar amounts in thousands

	For the Year Ended December 31,		For the period ended December 31,
	2018	2017	2016
Increase (decrease) in net assets resulting from operations:
Net investment income	$15,334	$17,575	$5
Net realized gain (loss) on investments	2,419	3,633	274
Purchase accounting loss	—	—	(4,698)
Net change in unrealized appreciation (depreciation) on investments	(26,758)	(23,962)	(13,455)

Net increase (decrease) in net assets resulting from operations	(9,005)	(2,754)	(17,874)

Distributions to stockholders:
Distributions	(13,166)	(13,682)	(2,123)

Total distributions to stockholders	(13,166)	(13,682)	(2,123)

Capital transactions:
Cash contribution	—	—	30,000
Acquired assets in the formation transaction	—	—	90,494
Acquired assets in the merger	—	—	73,541
Purchases of common stock	—	(24,261)	(1,054)

Net increase (decrease) in net assets resulting from capital transactions	—	(24,261)	192,981

Total increase (decrease) in net assets	(22,171)	(40,697)	172,984

Net assets at beginning of period	$132,287	$172,984	$—

Net assets at end of period	$110,116	$132,287	$172,984

Capital share activity
Shares outstanding at the beginning of the period	10,652,401	12,790,880	—
Shares issued - cash contribution	—	—	1,966,667
Shares issued - formation transaction	—	—	5,935,800
Shares issued merger	—	—	4,986,585
Shares purchased	—	(2,138,479)	(98,172)

Shares outstanding at the end of the period	10,652,401	10,652,401	12,790,880

The accompanying notes are an integral part of these financial statements.

GREAT ELM CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollar amounts in thousands

	For the Year Ended December 31,		For the period ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$(9,005)	$(2,754)	$(17,874)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used for) operating activities:
Purchases of investments	(146,707)	(143,820)	(20,699)
Net change in short-term investments	(12,217)	(65,892)	—
Capitalized payment-in-kind interest	(10,321)	(11,709)	510
Proceeds from sales of investments	103,264	63,726	1,234
Proceeds from principal payments	20,678	120,652	31,098
Net realized (gain) loss on investments	(2,419)	(3,633)	(274)
Purchase accounting loss	—	—	4,698
Net change in unrealized (appreciation) depreciation on investments	26,758	23,962	13,455
Amortization of premium and accretion of discount, net	(3,485)	(5,627)	(2,438)
Amortization of discount (premium) on long term debt	657	(804)	(40)
Increase (decrease) in operating assets and liabilities:
(Increase) decrease in principal receivable	—	786	434
(Increase) decrease in interest receivable	1,772	(689)	(1,342)
(Increase) decrease in dividends receivable	—	—	—
(Increase) decrease in deposit at broker	—	56	(56)
(Increase) decrease in due from portfolio company	(351)	108	(224)
(Increase) decrease in due from affiliates	687	(612)	(80)
(Increase) decrease in prepaid expenses and other assets	(121)	(195)	174
Increase (decrease) in interest payable	—	354	77
Increase (decrease) in due to affiliates	298	2,770	890
Increase (decrease) in accrued expenses and other liabilities	55	(960)	(816)

Net cash provided by (used for) operating activities	(30,457)	(24,281)	8,727

Cash flows from financing activities
Cash contributions		—	59,109
Purchases of common stock	—	(24,261)	(1,054)
Repayment of 2020 Notes payable	—	(33,645)	—
Issuance of Notes payable	44,448	31,111	—
Distributions paid	(12,740)	(12,790)	—

Net cash provided by (used for) financing activities	31,708	(39,585)	58,055

Net increase (decrease) in cash	1,251	(63,866)	66,782
Cash, beginning of period	2,916	66,782	—

Cash, end of period	$4,167	$2,916	$66,782

The accompanying notes are an integral part of these financial statements.

GREAT ELM CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Dollar amounts in thousands

	For the Year Ended December 31,		For the period ended December 31,
	2018	2017	2016
Supplemental disclosure of non-cash financing activities :
Assets purchased for shares	$—	$—	$169,738
Long term debt assumed in the merger	—	—	34,574
Short term debt assumed in the merger	—	—	2,558
Short term debt assumed in the formation	—	—	2,377
Distributions declared, not yet paid	3,441	3,015	2,123
Supplemental disclosure of cash flow information:
Cash paid for excise tax	$120	$88	$0
Cash paid for interest	5,088	2,489	460

The accompanying notes are an integral part of these financial statements.

GREAT ELM CAPITAL CORP.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2018

Dollar amounts in thousands

Portfolio Company	Industry	Security(1)	Notes	Interest Rate(2)	Initial Acquisition Date	Maturity	Par Amount/ Quantity	Cost	Fair Value
Investments at Fair Value
Aptean Holdings, Inc.	Software Services	2nd Lien, Senior Secured Loan	5	3M L + 9.50%, 10.50% Floor (12.31%)	03/27/2018	12/20/2023	4,010	4,052	4,010
Avanti Communications Group PLC	Wireless Telecommunications Services	2nd Lien, Senior Secured Bond	4, 5, 10, 11	9.00%	11/03/2016	10/01/2022	38,888	34,954	29,400
Avanti Communications Group PLC	Wireless Telecommunications Services	Common Equity	4, 7, 10	n/a	11/03/2016	n/a	196,086,410	50,660	6,231
Best Western Luling (fka Luling Lodging, LLC)	Hotel Operator	1st Lien, Senior Secured Loan	5, 8, 9	1M L + 12.00%, 12.25% Floor (0.00%)	11/03/2016	12/18/2017	2,715	1,300	3,212
Commercial Barge Line Company	Water Transport	1st Lien, Senior Secured Loan		1M L + 8.75%, 9.75% Floor (11.27%)	05/17/2017	11/12/2020	16,605	13,496	11,889
Davidzon Radio, Inc.	Radio Broadcasting	1st Lien, Senior Secured Loan	5, 9	1M L + 10.00%, 11.00% Floor (15.35%)	11/03/2016	03/31/2020	9,270	8,967	8,807
The Finance Company	Consumer Finance	1st Lien, Senior Secured Revolver	3, 5	1M L + 11.00%, 11.50% Floor (13.35%)	11/03/2016	07/02/2020	959	959	959
The Finance Company	Consumer Finance	1st Lien, Senior Secured Revolver - Unfunded	3, 5	1M L + 11.00%, 11.50% Floor (13.35%)	11/03/2016	07/02/2020	41	—	—
The Finance Company	Consumer Finance	1st Lien Secured Term Loan B	3, 5	1M L + 11.00%, 11.50% Floor (13.35%)	06/08/2018	07/02/2020	1,491	1,491	801
The Finance Company	Consumer Finance	Equity	3, 5, 7	n/a	06/08/2018	n/a	288,000	—	—
Finastra Group Holdings, Ltd. (fka Almonde, Inc.)	Software Services	2nd Lien, Senior Secured Loan	10	3M L + 7.25%, 8.25% floor (10.05%)	12/14/2017	06/13/2025	13,000	12,373	11,932
Full House Resorts, Inc.	Gaming, Lodging & Restaurants	1st Lien Senior Secured Note	5	3M L + 7.00%, 8.00% Floor (9.80%)	02/02/2018	02/02/2024	9,900	9,726	9,687
Geo Specialty Chemicals, Inc.	Chemicals	1st Lien, Senior Secured Revolver	5	3M L + 4.75%, 5.75% Floor (7.13%)	09/28/2017	04/30/2019	3,792	3,739	3,761
Geo Specialty Chemicals, Inc.	Chemicals	1st Lien, Senior Secured Revolver - Unfunded	5	3M L + 4.75%, 5.75% Floor (7.13%)	09/28/2017	04/30/2019	583	—	(5)

Portfolio Company	Industry	Security(1)	Notes	Interest Rate(2)	Initial Acquisition Date	Maturity	Par Amount/ Quantity	Cost	Fair Value
Geo Specialty Chemicals, Inc.	Chemicals	1st Lien, Senior Secured Loan	5	3M L + 4.75%, 5.75% Floor (7.46%)	09/28/2017	04/30/2019	3,875	3,828	3,845
International Wire Group, Inc.	Manufacturing	2nd Lien, Senior Secured Bond	11	10.75%	09/19/2017	08/01/2021	17,500	16,616	15,575
Michael Baker International, LLC	Industrial Conglomerates	2nd Lien, Senior Secured Bond	11	8.75%	12/31/2017	03/01/2023	13,500	13,105	13,365
OPS Acquisitions Limited and Ocean Protection Services Limited	Maritime Security Services	1st Lien, Senior Secured Loan	4, 5, 8, 10	1M L + 12.00%, 12.50% Floor (0.00%)	11/03/2016	06/01/2018	4,903	4,240	34
OPS Acquisitions Limited and Ocean Protection Services Limited	Maritime Security Services	Common Equity	4, 5, 7, 10	n/a	11/03/2016	n/a	19	—	—
PE Facility Solutions, LLC	Building Cleaning and Maintenance Services	1st Lien, Senior Secured Revolver	3, 5	1M L + 9.00% (11.35%)	02/28/2017	02/27/2022	1,948	$1,948	$1,948
PE Facility Solutions, LLC	Building Cleaning and Maintenance Services	1st Lien, Senior Secured Revolver - Unfunded	3, 5	1M L + 9.00% (11.35%)	02/28/2017	02/27/2022	4,052	—	—
PE Facility Solutions, LLC	Building Cleaning and Maintenance Services	1st Lien, Senior Secured Loan A	3, 5	1M L + 11.00% (13.35%)	02/28/2017	02/27/2022	9,800	9,800	9,800
PE Facility Solutions, LLC	Building Cleaning and Maintenance Services	1st Lien, Senior Secured Loan B	3, 5, 6	1M L + 14.00% (16.35%)	02/28/2017	02/27/2022	6,695	6,450	6,695
PE Facility Solutions, LLC	Building Cleaning and Maintenance Services	Common Equity	3, 5, 7	n/a	02/28/2017	n/a	1	—	—
PEAKS Trust 2009-1	Consumer Finance	1st Lien, Senior Secured Note	5, 10	1M L + 5.50%, 7.50% Floor (8.01%)	11/03/2016	01/27/2020	1,122	929	70
PFS Holdings Corp.	Food & Staples Retailing	1st Lien, Senior Secured Loan	5	1M L + 3.50%, 4.50% Floor (5.88%)	07/09/2018	01/31/2021	14,979	9,554	8,935
PR Wireless, Inc.	Wireless Communications	1st Lien, Senior Secured Loan	5	3M L + 5.25% (8.05%)	11/15/2017	06/29/2020	602	602	600
PR Wireless, Inc.	Wireless Communications	1st Lien, Senior Secured Delayed Draw Loan - Unfunded	5	3M L + 5.25% (8.05%)	11/15/2017	06/29/2020	768	—	(4)
SESAC Holdco II LLC	Business Services	2nd Lien, Senior Secured Loan	5	1M L + 7.25%, 8.25% Floor (9.76%)	12/13/2017	02/24/2025	9,942	9,875	9,505
Sungard Availability Services Capital, Inc.	Technology Services	1st Lien, Senior Secured Loan	5	1M L + 7.00%, 8.00% Floor (9.57%)	01/24/2018	9/30/2021	4,808	4,524	4,428

Portfolio Company	Industry	Security(1)	Notes	Interest Rate(2)	Initial Acquisition Date	Maturity	Par Amount/ Quantity	Cost	Fair Value
Tallage Davis, LLC	Real Estate Services	1st Lien, Senior Secured Loan	5	11.00%	03/20/2018	01/26/2023	2,415	2,415	2,375
Tallage Davis, LLC	Real Estate Services	1st Lien, Senior Secured Loan - Unfunded	5	11.00%	03/20/2018	01/26/2023	10,660	—	(176)
Tallage Lincoln, LLC	Real Estate Services	1st Lien, Senior Secured Loan	5	3M L + 10.00%, 11.00% Floor (12.81%)	11/03/2016	12/31/2019	2,298	2,298	2,280
Tru Taj, LLC	Retail	1st Lien, Senior Secured Bond	11	12.00%	07/21/2017	08/15/2021	16,000	15,433	9,160
Tru Taj, LLC	Retail	1st Lien, Debtor in Possession Note	5	11.00%	03/26/2018	01/22/2019	4,992	5,020	5,067

Total Investments excluding Short-Term Investments (167.27% of Net Assets)								248,354	184,186

Short-Term Investments
State Street Institutional Treasury Money Market Fund		Premier Class		n/a		n/a	3,550,161	3,550	3,550
United States Treasury		Treasury Bill		0%		04/04/2019	75,000	74,543	74,535

Total Short-Term Investments (70.91% of Net Assets)								78,093	78,085

TOTAL INVESTMENTS (238.18% of Net Assets)								$326,447	$262,271

Other Liabilities in Excess of Assets ((138.17)% of Net Assets)									$(152,155)
NET ASSETS									$110,116

(1)

The Company’s investments are generally acquired in private transactions exempt from registration under the Securities Act of 1933 and, therefore, are generally subject to limitations on resale, and may be deemed to be “restricted securities’’ under the Securities Act of 1933.

(2)

A majority of the Company’s variable rate debt investments bear interest at a rate that is determined by reference to London Interbank Offered Rate (‘‘LIBOR” or “L”) and which is reset daily, monthly, quarterly or semiannually. For each debt investment, the Company has provided the interest rate in effect as of period end. If no reference to LIBOR is made, the rate is fixed. A floor is the minimum rate that will be applied in calculating an interest rate. A cap is the maximum rate that will be applied in calculating an interest rate. The one month (“1M”) LIBOR as of period end was 2.50%. The three month (“3M”) LIBOR as of period end was 2.81%.

(3)

‘‘Controlled Investments’’ are investments in those companies that are ‘‘Controlled Investments’’ of the Company, as defined in the Investment Company Act. A company is deemed to be a ‘‘Controlled Investment’’ of the Company if the Company owns more than 25% of the voting securities of such company.

(4)

‘‘Affiliate Investments’’ are investments in those companies that are ‘‘Affiliated Companies’’ of the Company, a defined in the Investment Company Act, which are not ‘‘Controlled Investments.’’ A company is deemed to be an ‘‘Affiliate’’ of the Company if the Company owns 5% or more, but less than 25%, of the voting securities of such company.

(5)	Investments classified as Level 3 whereby fair value was determined by the Company’s board of directors.
(6)	Security pays, or has the option to pay, all of its interest in kind.
(7)	Non-income producing security.
(8)	Investment was on non-accrual status as of period end.
(9)	The interest rate on these loans includes a default interest rate.
(10)

Indicates assets that the Company believes do not represent ‘‘qualifying assets’’ under Section 55(a) of the Investment Company Act. Qualifying assets must represent at least 70% of the Company’s total assets at the time of acquisition of any additional non-qualifying assets. Of the Company’s total assets, 25.9% were non-qualifying assets as of period end.

(11)

Security exempt from registration pursuant to Rule 144A under the Securities Act of 1933. Such security may be sold in certain transactions (normally to qualified institutional buyers) and remain exempt from registration.

(12)

As of period end, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $1,694; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $49,881; the net unrealized depreciation was $(48,187); the aggregate cost of securities for Federal income tax purposes was $310,459.

As of December 31, 2018, the Company’s investments consisted of the following investment types:

Investment Type	Investments at Fair Value	Percentage of Net Assets
Debt	$177,955	161.61%
Equity/Other	6,231	5.66%
Short-Term Investments	78,085	70.91%

Total	$262,271	238.18%

As of December 31, 2018, the industry composition of the Company’s portfolio at fair value was as follows:

Industry	Investments at Fair Value	Percentage of Net Assets
Wireless Telecommunications Services	$35,631	32.36%
Building Cleaning and Maintenance Services	18,443	16.75%
Software Services	15,942	14.48%
Manufacturing	15,575	14.14%
Retail	14,227	12.92%
Industrial Conglomerates	13,365	12.14%
Water Transport	11,889	10.80%
Gaming, Lodging & Restaurants	9,687	8.80%
Business Services	9,505	8.63%
Food & Staples Retailing	8,935	8.11%
Radio Broadcasting	8,807	8.00%
Chemicals	7,601	6.90%
Real Estate Services	4,479	4.07%
Technology Services	4,428	4.02%
Hotel Operator	3,212	2.92%
Consumer Finance	1,830	1.66%
Wireless Communications	596	0.54%
Maritime Security Services	34	0.03%
Short-Term Investments	78,085	70.91%

Total	$262,271	238.18%

As of December 31, 2018, the geographic composition of the Company’s portfolio at fair value was as follows:

Geography	Investments at Fair Value	Percentage of Net Assets
United States	$226,606	205.79%
United Kingdom	35,665	32.39%

Total	$262,271	238.18%

GREAT ELM CAPITAL CORP.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2017

Dollar amounts in thousands

Portfolio Company	Security	Maturity	Par Amount /Quantity	Cost	Fair Value	% of NAV
Investments at Fair Value - 174.43% of Net Assets(1)
Controlled Investments - 13.68% of Net Assets(3)
PE Facility Solutions, LLC	1st Lien, Senior Secured Revolver(5),(15)	02/27/2022	—	$—	$—	—
San Diego, CA	1st Lien, Senior Secured Revolver - Unfunded(5),(15)	02/27/2022	3,000	—	—	—
	1st Lien, Senior Secured Loan A(5),(15)	02/27/2022	9,900	9,900	9,900	7.48%
	1st Lien, Senior Secured Loan B(5),(15)	02/27/2022	9,105	8,587	8,204	6.20%
	Common Equity(5),(8),(15)		1	—	—	—

				18,487	18,104	13.68%

Total Controlled Investments				18,487	18,104	13.68%

Affiliate Investments - 1.34% of Net Assets(4)
OPS Acquisitions Limited and Ocean Protection Services Limited	1st Lien, Senior Secured Loan(5),(10),(16)	06/01/2018	4,903	4,240	1,770	1.34%
London, UK	Common Equity(5),(8),(10),(16)		19	—	—	—

				4,240	1,770	1.34%

Total Affiliate Investments				4,240	1,770	1.34%

Non-Affiliated, Non-Controlled Investments - 109.60% of Net Assets
Almonde, Inc.	2nd Lien, Senior Secured Loan(5),(10),(17)	06/13/2025	5,000	5,037	5,005	3.78%
Philadelphia, PA
Avanti Communications Group PLC	2nd Lien, Senior Secured Bond(10),(11)	10/01/2021	34,917	30,427	28,807	21.78%
London, UK	3rd Lien, Senior Secured Bond(10),(11)	10/01/2023	54,113	45,011	13,257	10.02%
	Common Equity(8),(10)		1,829,496	23	213	0.16%

				75,461	42,277	31.96%

Commercial Barge Line Company	1st Lien, Senior Secured Loan(5),(18)	11/12/2020	9,254	7,551	5,279	3.99%
Jeffersonville, IN
Davidzon Radio, Inc.	1st Lien, Senior Secured Loan(5),(16)	03/31/2020	9,685	9,144	8,876	6.71%
Brooklyn, NY
Geo Specialty Chemicals, Inc.	1st Lien, Senior Secured Revolver(5),(19)	04/30/2019	3,646	3,465	3,500	2.64%
Lafayette, Indiana	1st Lien, Senior Secured Revolver - Unfunded(5),(19)	04/30/2019	729	(29)	(29)	(0.02%)
	1st Lien, Senior Secured Loan(5),(19)	04/30/2019	6,563	6,248	6,300	4.76%

				9,684	9,771	7.38%

International Wire Group Inc	2nd Lien, Senior Secured Bond(11)	08/01/2021	13,000	12,071	11,960	9.04%
Camden, NY
Luling Lodging, LLC	1st Lien, Senior Secured Loan(5),(16)	12/18/2017	2,715	1,300	1,605	1.21%
Luling, TX
Michael Baker International, LLC	2nd Lien, Senior Secured Bond(11)	03/01/2023	5,000	4,876	4,838	3.66%
Pittsburgh, PA
NANA Development Corp.	1st Lien, Senior Secured Bond(11)	03/15/2019	7,000	6,902	7,070	5.34%
Anchorage, AK
PEAKS Trust 2009-1	1st Lien, Senior Secured Loan(5),(10),(16)	01/27/2020	1,462	1,020	878	0.67%
Carmel, IN
PR Wireless, Inc.	1st Lien, Senior Secured Loan(5),(16)	06/29/2020	9,754	8,908	9,749	7.37%
Guaynabo, PR	1st Lien, Senior Secured Delayed Draw Loan(5),(20)	06/29/2020	274	274	274	0.21%
	1st Lien, Senior Secured Unfunded Delayed Draw Loan(5),(20)	06/29/2020	1,098	—	—	—

				9,182	10,023	7.58%

Portfolio Company	Security	Maturity	Par Amount /Quantity	Cost	Fair Value	% of NAV
RiceBran Technologies Corporation	Warrants(5),(8),(16)	05/12/2020	300,000	145	136	0.10%
Scottsdale, AZ
SESAC Holdco II LLC	2nd Lien, Senior Secured Loan(5),(21)	02/24/2025	4,150	4,103	4,156	3.14%
Nashville, TN
Sungard Availability Services Capital, Inc.	1st Lien, Senior Secured Loan(5),(22)	10/01/2022	6,000	5,700	5,952	4.50%
Wayne, PA
Tallage Lincoln, LLC.	1st Lien, Senior Secured Loan(5),(16)	12/31/2019	5,723	5,725	5,718	4.32%
Boston, MA	1st Lien, Senior Secured Loan - Unfunded(5),(16)	12/31/2019	2,250	—	—	—

				5,725	5,718	4.32%

The Finance Company	1st Lien, Senior Secured Loan(5),(16)	03/31/2018	2,191	2,191	1,993	1.51%
Silver Springs, MD	1st Lien, Senior Secured Unfunded Loan(5),(16)	03/31/2018	709	—	—	—

				2,191	1,993	1.51%

The Selling Source, LLC	1st Lien, Senior Secured Loan(5),(16),(23)	12/31/2017	5,689	4,202	4,659	3.52%
Las Vegas, NV
Tru Taj, LLC	1st Lien, Senior Secured Bond(11)	08/15/2021	16,000	15,264	14,800	11.19%
Wayne, NJ

Total Non-Affiliated, Non-Controlled Investments				179,558	144,996	109.60%

Short-Term Investments -49.81% of Net Assets
State Street Institutional Treasury Money Market Fund	Money Market Mutual Fund		16,052,817	16,053	16,053	12.13%
United States Treasury	Treasury Bill	3/29/2018	50,000	49,839	49,837	37.67%

Total Short-Term Investments				65,892	65,890	49.80%

TOTAL INVESTMENTS(14) - 174.43% of Net Assets				$268,177	$230,760	174.43%

Other Liabilities in Excess of Assets - (74.43)% of Net Assets					$(98,473)	(74.43%)
NET ASSETS					$132,287	100.00%

(1)

The Company’s investments are generally acquired in private transactions exempt from registration under the Securities Act of 1933 and, therefore, are generally subject to limitations on resale, and may be deemed to be “restricted securities’’ under the Securities Act of 1933.

(2)

A majority of the Company’s variable rate debt investments bear interest at a rate that is determined by reference to LIBOR (‘‘London Interbank Offered Rate’’) or the U.S. prime rate, and which is reset daily, monthly, quarterly or semiannually. For each debt investment, the Company has provided the interest rate in effect as of December 31, 2017. If no reference to LIBOR or the U.S. prime rate is made, the rate is fixed. A floor is the minimum rate that will be applied in calculating an interest rate. A cap is the maximum rate that will be applied in calculating an interest rate.

(3)

‘‘Controlled Investments’’ are investments in those companies that are ‘‘Controlled Investments’’ of the Company, as defined in the Investment Company Act. A company is deemed to be a ‘‘Controlled Investment’’ of the Company if the Company owns more than 25% of the voting securities of such company.

(4)

‘‘Affiliate Investments’’ are investments in those companies that are ‘‘Affiliated Companies’’ of the Company, a defined in the Investment Company Act, which are not ‘‘Controlled Investments.’’ A company is deemed to be an ‘‘Affiliate’’ of the Company if the Company owns 5% or more, but less than 25%, of the voting securities of such company.

(5)	Investments classified as Level 3 whereby fair value was determined by the Company’s board of directors.
(6)	The interest rate on these loans may be subject to the greater of a LIBOR floor, if any, or 1 month LIBOR plus a base rate. The 1 month LIBOR as of December 31, 2017 was 1.56%.
(7)	Security pays, or has the option to pay, all of its interest in kind.
(8)	Non-income producing security.
(9)	Investment was on non-accrual status as of December 31, 2017.
(10)

Indicates assets that the Company believes do not represent ‘‘qualifying assets’’ under Section 55(a) of the Investment Company Act. Qualifying assets must represent at least 70% of the Company’s total assets at the time of acquisition of any additional non-qualifying assets. Of the Company’s total assets, 20.82% were non-qualifying assets as of December 31, 2017.

(11)

Security exempt from registration pursuant to Rule 144A under the Securities Act of 1933. Such security may be sold in certain transactions (normally to qualified institutional buyers) and remain exempt from registration.

(12)	The interest rate on these loans includes a default interest rate.
(13)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of December 31, 2017 was 1.69%.
(14)

As of December 31, 2017, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $2,353; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $25,103; the net unrealized depreciation was $22,750; the aggregate cost of securities for Federal income tax purposes was $253,510.

(15)	Restricted security initially obtained on February 28, 2017.
(16)	Restricted security initially obtained on November 3, 2016.
(17)	Restricted security initially obtained on December 14, 2017.
(18)	Restricted security initially obtained on May 17, 2017.
(19)	Restricted security initially obtained on September 28, 2017.
(20)	Restricted security initially obtained on November 15, 2017.
(21)	Restricted security initially obtained on December 13, 2017.
(22)	Restricted security initially obtained on December 20, 2017.
(23)	Loan defaulted on January 1, 2018.

L = LIBOR

As of December 31, 2017, the Company’s investments consisted of the following:

Investment Type	Investments at Fair Value	Percentage of Net Assets
1st Lien/Senior Secured Debt	$164,521	124.36%
Equity/Other	349	0.26%
Short-term investments	65,890	49.81%

Total Long Term Investments	$230,760	174.43%

As of December 31, 2017, the industry composition of the Company’s portfolio at fair value was as follows:

	Investments at Fair Value	Percentage of Net Assets
Wireless Telecommunications Services	$42,277	31.96%
Building Cleaning and Maintenance Services	18,104	13.68%
Retail	14,800	11.19%
Manufacturing	11,960	9.04%
Wireless Communications	10,023	7.58%
Chemicals	9,771	7.39%
Radio Broadcasting	8,876	6.71%
Industrial Other	7,070	5.34%
Technology Services	5,952	4.50%
Real Estate Services	5,718	4.32%
Water Transport	5,279	3.99%
Software Services	5,005	3.78%
Industrial Conglomerates	4,838	3.66%
Information and Data Services	4,659	3.52%
Business Services	4,156	3.14%
Consumer Finance	2,871	2.17%
Maritime Security Services	1,770	1.34%
Hotel Operator	1,605	1.21%
Grain Mill Products	136	0.10%
Short-term investments	65,890	49.81%

Total	$230,760	174.43%

As of December 31, 2017, the geographic composition of the Company’s portfolio at fair value was as follows:

Geography	Investments at Fair Value	Percentage of Net Assets
United States	$186,713	141.14%
United Kingdom	44,047	33.29%

Total	$230,760	174.43%

The accompanying notes are an integral part of these financial statements.

GREAT ELM CAPITAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except share and per share amounts

1. ORGANIZATION

Great Elm Capital Corp. (the “Company”) was formed on April 22, 2016 as a Maryland corporation. The Company is structured as an externally managed, non-diversified closed-end management investment company. The Company elected to be regulated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company is managed by Great Elm Capital Management, Inc., a Delaware corporation (“GECM”), a subsidiary of Great Elm Capital Group, Inc., a Delaware corporation (“Great Elm Capital Group”).

The Company seeks to generate current income and capital appreciation through debt and equity investments. The Company invests primarily in secured and senior unsecured debt instruments that it purchases in the secondary markets.

The Company and Full Circle Capital Corporation, a Maryland corporation (“Full Circle”), entered into an Agreement and Plan of Merger, dated as of June 23, 2016 (the “Merger Agreement”). The Merger Agreement provided for the merger of Full Circle with and into the Company (the “Merger”). The Company agreed to provide indemnity to Full Circle’s directors and officers under certain circumstances. The Company has concluded that its indemnification obligation is remote as of the date of the accompanying financial statements. The Merger was completed on November 3, 2016 and the Company began operations on November 4, 2016. The Company accounted for the Merger as a business combination under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“Topic 805”). The consideration for the Merger consisted of 4,986,585 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The Company’s functional currency is U.S. dollars and these consolidated financial statements have been prepared in that currency. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to Regulation S-X and Regulation S-K. The Company is an investment company following accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946, Financial Services – Investment Companies (“ASC 946”).

Prior to the Merger, the Company applied ASC Topic 915, Development Stage Entities (“ASC 915”) and accordingly had determined whether costs incurred were to be charged to expense when incurred or were to be capitalized or deferred. The Company concluded that costs incurred before the date of the Merger were contingent and these costs were charged to expense as permitted under ASC 915.

Basis of Consolidation. Under the Investment Company Act, Article 6 of Regulation S-X and the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies, the Company is generally precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to the Company. The accompanying consolidated financial statements include the Company’s accounts and the accounts of the Company’s wholly-owned, or previously wholly-owned, subsidiaries TransAmerican Asset Servicing Group, Inc., PE Facility Solutions, LLC, Double Deuce Lodging LLC, and FC Shale Inc. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.

Revenue Recognition. Interest and dividend income, including income paid in kind, is recorded on an accrual basis. Origination, structuring, closing, commitment and other upfront fees, including original issue discounts, earned with respect to capital commitments, are generally amortized or accreted into interest income over the life of the respective debt investment, as are end-of-term or exit fees receivable upon repayment of a debt investment if such fees are fixed in nature. The Company currently has no investments with fixed exit fees. Other fees, including certain amendment fees, prepayment fees and commitment fees on broken deals, and end-of-term or exit fees that have a contingency feature or are variable in nature are recognized as earned. Prepayment fees and similar income due upon the early repayment of a loan or debt security are generally included in interest income.

Interest Income received as paid-in-kind (“PIK”) is reported separately in the Statements of Operations. Income is included as PIK if the instrument solely provides for settlement in kind. In the event that the borrower can settle in kind or via cash payment, the income is not included as PIK until the borrower elects to pay in kind and the payment is received by the Company. In the event there is a lesser cash rate in a PIK toggle instrument, income is accrued at the lesser cash rate until the coupon is paid in kind and such larger payment is received by the Company.

Certain of the Company’s debt investments were purchased at a discount to par as a result of the underlying credit risks and financial results of the issuer, as well as general market factors that influence the financial markets as a whole. Discounts on the acquisition of corporate debt instruments are generally amortized using the effective-interest or constant-yield method assuming there are no material questions as to collectability.

Net Realized Gains (Losses) and Net Change in Unrealized Appreciation (Depreciation). The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale of an investment and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Realized gains and losses are computed using the first-in first-out method. Net change in unrealized appreciation or depreciation reflects the net change in portfolio investment values and portfolio investment cost bases during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

Organization and Merger Related Costs. Organization and Merger-related costs, including costs relating to the formation and incorporation of the business were deemed to be incurred by the Company only subsequent to the Merger being completed.

Cash and Cash Equivalents. Cash and cash equivalents typically consist of bank demand deposits.

Valuation of Portfolio Investments. The Company carries its investments in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is generally based on quoted market prices provided by independent pricing services, broker or dealer quotations or alternative price sources. In the absence of quoted market prices, broker or dealer quotations or alternative price sources, investments are measured at fair value as determined by the Company’s board of directors (the “Board of Directors”).

Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. See Note 4.

The Company values its portfolio investments at fair value based upon the principles and methods of valuation set forth in policies adopted by our Board. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Market participants are buyers and sellers in the principal (or most advantageous) market for the asset that (1) are independent of the Company, (2) are knowledgeable, having a reasonable understanding about the asset based on all available information (including information that might be obtained through due diligence efforts that are usual and customary), (3) are able to transact for the asset, and (4) are willing to transact for the asset (that is, they are motivated but not forced or otherwise compelled to do so).

Investments for which market quotations are readily available are valued at such market quotations unless the quotations are deemed not to represent fair value. The Company generally obtains market quotations from recognized exchanges, market quotation systems, independent pricing services or one or more broker-dealers or market makers. Short term debt investments with remaining maturities within ninety days are generally valued at amortized cost, which approximates fair value. Debt and equity securities for which market quotations are not readily available, which is the case for many of the Company’s investments, or for which market quotations are deemed not to represent fair value, are valued at fair value using a consistently applied valuation process in accordance with the Company’s documented valuation policy that has been reviewed and approved by our Board, who also approve in good faith the valuation of such securities as of the end of each quarter. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the values that the Company may ultimately realize. In addition, changes in the market environment and other events may have differing impacts on the market quotations used to value some of the Company’s investments than on the fair values of our investments for which market quotations are not readily available. Market quotations may be deemed not to represent fair value in certain circumstances where the Company believes that facts and circumstances applicable to an issuer, a seller or purchaser, or the market for a particular security cause current market quotations to not reflect the fair value of the security.

The valuation process approved by our Board with respect to investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value is as follows:

•	The investment professionals of GECM provide recent portfolio company financial statements and other reporting materials to an independent valuation firm (or firms) approved by our Board;

•

Such firms evaluate this information along with relevant observable market data to conduct independent appraisals each quarter, and their preliminary valuation conclusions are documented, discussed, and iterated with senior management of GECM;

•

The fair value of investments comprising in the aggregate less than 5% of the Company’s total capitalization may be determined by GECM in good faith in accordance with the Company’s valuation policy without the employment of an independent valuation firm.

The Company’s audit committee recommends, and our Board approves, the fair value of the investments in the Company’s portfolio in good faith based on the input of GECM, the respective independent valuation firms (to the extent applicable) and the inputs of each of our Board and the audit committee of our Board.

Those investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in determining the fair value of its investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, merger and acquisition comparables, and enterprise values.

Foreign Currency Translation. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (1) investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates effective on the date of valuation; and (2) purchases and sales of investments and income and expense items denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates prevailing on the transaction dates. The portion of gains and losses on foreign investments resulting from fluctuations in foreign currencies is included in net realized and unrealized gain or loss from investments.

U.S. Federal Income Taxes. From inception to September 30, 2016, the Company was a taxable association under Internal Revenue Code of 1986, as amended (the “Code”). The Company has elected to be taxed as a regulated investment company (“RIC”) under subchapter M of the Code for the partial taxable period beginning on October 1, 2016 and ending December 31, 2016. The Company intends to operate in a manner so as to qualify for the tax treatment applicable to RICs in that taxable year and all future taxable years. In order to qualify as a RIC, among other things, the Company will be required to timely distribute to its stockholders at least 90% of investment company taxable income (“ICTI”) including payment-in-kind (“PIK”) interest, as defined by the Code, for each taxable year in order to be eligible for tax treatment under subchapter M of the Code. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed prior to the 15th day of the ninth month after the tax year-end. So long as the Company maintains its status as a RIC, the Company generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as distributions. Rather, any tax liability related to income earned by the Company represents obligations of the Company’s stockholders and will not be reflected in the consolidated financial statements of the Company.

If the Company does not distribute (or is not deemed to have distributed) each calendar year the sum of (1) 98% of its net ordinary income for each calendar year, (2) 98.2% of its capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years (the “Minimum Distribution Amount”), the Company will generally be required to pay an excise tax equal to 4% of the amount by the which Minimum Distribution Amount exceeds the distributions for the year. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, the Company accrues excise taxes, if any, on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

The Company has accrued $180, $124 and $80 of excise tax expense for the years ended December 31, 2018 and 2017 and the period ended December 31, 2016, respectively.

At December 31, 2018, the Company, for federal income tax purposes, had capital loss carryforwards of $46,161 which will reduce its taxable income arising from future net realized gains on investment transactions, if any, to the extent permitted by the Internal Revenue Code, and thus will reduce the amount of distributions to shareholders, which would otherwise be necessary to relieve the Company of any liability for federal income tax. On December 22, 2010, the Regulated Investment Company Modernization Act of 2010 (the “Modernization Act”) was signed by the President. The Modernization Act changed the capital loss carryforward rules as they relate to regulated investment companies. Capital losses generated in tax years beginning after the date of enactment may now be carried forward indefinitely, and retain the character of the original loss. Of the capital loss carryforwards at December 31, 2018, $46,161 are limited losses and available for use subject to annual limitation under Section 382. Of the capital losses at December 31, 2018, $16,815 are short-term and $29,346 are long term.

ASC 740 Accounting for Uncertainty in Income Taxes (ASC 740) provides guidance on the accounting for and disclosure of uncertainty in tax position. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Based on its analysis of its tax position for all open tax years (the current and prior years, as applicable), the Company has concluded that it does not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740. Such open tax years remain subject to examination and adjustment by tax authorities.

Recent Accounting Developments.

Revenue Recognition In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under this new pronouncement, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 applies to all entities and, for public entities, is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this pronouncement on January 1, 2018. Substantially all of the Company’s revenue streams are excluded from the scope of the new standard and the adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

Premium Amortization on Purchased Callable Debt Securities In March 2017, FASB issued ASU 2017-08; Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20) Premium Amortization on Purchased Callable Debt Securities (“ASU 2017-08”). The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early adoption permitted. The application of this guidance is not expected to have a material impact on the accompanying consolidated financial statements and related disclosures.

Fair Value Measurements In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement

(“ASU 2018-13”), resulting in various disclosures related to fair value measurements being eliminated, modified or supplemented. ASU 2018-13 is effective for interim and annual periods beginning after December 15, 2019, with an option to early adopt any eliminated or modified disclosures, and to delay adoption of the additional disclosures, until the effective date. On September 1, 2018, the Company early adopted the eliminated and modified disclosures of ASU 2018-13 and, as a result, updated its financial statement disclosures accordingly. A modified narrative description of measurement uncertainty for level 3 fair value measurements was applied prospectively, with all other amendments applied retrospectively.

SEC Simplification In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification (the “SEC Release”), amending certain disclosure requirements intended to facilitate the disclosure of information to investors and simplify compliance. The effective date for the SEC Release is effective for all filings on or after November 5, 2018. The Company adopted the SEC Release for the fiscal year ended December 31, 2018. The SEC Release required presentation changes to the Company’s consolidated statements of assets and liabilities and consolidated statements of changes in net assets. Prior to adoption, the Company presented, in accordance with previous SEC rules, distributable earnings on the consolidated statements of assets and liabilities, as three components: 1) accumulated undistributed net investment income; 2) net unrealized appreciation (depreciation); and 3) accumulated net realized gain (loss) and presented distributions from distributable earnings on the consolidated statements of changes in net assets as distributions from net investment income. In accordance with the SEC Release, distributable earnings and distributions from distributable earnings are shown in total on the consolidated statements of assets and liabilities and consolidated statements of changes in net assets, respectively. The changes in presentation have been retrospectively applied to the consolidated statements of changes in net assets and the consolidated statement of assets and liabilities for the year ended December 31, 2017.

3. SIGNIFICANT AGREEMENTS AND RELATED PARTIES

Investment Management Agreement. On September 27, 2016, the Company entered into an investment management agreement (the “Investment Management Agreement”) with GECM in connection with the transactions described in Note 8. Beginning on November 4, 2016, the Company began accruing for GECM’s fees for its services under the Investment Management Agreement. This fee consists of two components: a base management fee and an incentive fee.

Management Fee The base management fee is calculated at an annual rate of 1.50% of the Company’s average adjusted gross assets, including assets purchased with borrowed funds. The base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of the Company’s gross assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Base management fees for any partial quarter are prorated.

For the years ended December 31, 2018 and 2017 and the period ended December 31, 2016, management fees amounted to $2,955, $2,298 and $392, respectively. As of December 31, 2018 and 2017, $740 and $612 remained payable, respectively.

Incentive Fee The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. One component of the incentive fee is based on income (the “Income Incentive Fee”) and the other component is based on capital gains (the “Capital Gains Incentive Fee”).

The Income Incentive Fee is calculated on a quarterly basis as 20% of the amount by which the Company’s pre-incentive fee net investment income (the “Pre-Incentive Fee Net Investment Income”) for the quarter exceeds a hurdle rate of 1.75% (7.0% annualized) of the Company’s net assets at the end of the immediately preceding calendar quarter, subject to a “catch-up” provision pursuant to which GECM receives all of such income in excess of the 1.75% level but less than 2.1875% (8.75% annualized) and subject to a total return requirement (described below). The effect of the “catch-up” provision is that, subject to the total return provision, if pre-incentive fee net investment income exceeds 2.1875% of the Company’s net assets at the end of the immediately preceding calendar quarter, in any calendar quarter, GECM will receive 20.0% of the Company’s pre-incentive fee net investment income as if the 1.75% hurdle rate did not apply. These calculations will be appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the then current quarter.

Pre-Incentive Fee Net Investment Income includes any accretion of original issue discount, market discount, payment-in-kind interest, payment-in-kind dividends or other types of deferred or accrued income, including in connection with zero coupon securities, that the Company and its consolidated subsidiaries have recognized in accordance with GAAP, but have not yet received in cash (collectively, “Accrued Unpaid Income”). Pre-Incentive Fee Net Investment Income does not include any realized capital gains or losses or unrealized capital appreciation or depreciation. Accrued Unpaid Income as of December 31, 2018 was $14,571. Accrued Unpaid Income includes PIK income of $10,321 earned during the year ended December 31, 2018. Accrued Unpaid Income as of December 31, 2017 was $20,168, which included PIK income of $11,709 earned during the year ended December 31, 2017 and $1,962 of accrued interest income that is expected to PIK under PIK toggle elections. Accrued Unpaid Income as of December 31, 2016 includes $1,128 of accrued interest income that is expected to PIK under PIK toggle elections.

Any Income Incentive Fee otherwise payable with respect to Accrued Unpaid Income (collectively, the “Accrued Unpaid Income Incentive Fees”) is deferred, on a security by security basis, and becomes payable only if, as, when and to the extent cash is received by the Company or its consolidated subsidiaries in respect thereof. Any Accrued Unpaid Income that is subsequently reversed in connection with a write-down, write-off, impairment or similar treatment of the investment giving rise to such Accrued Unpaid Income will, in the applicable period of reversal, (1) reduce Pre-Incentive Fee Net Investment Income and (2) reduce the amount of Accrued Unpaid Income Incentive Fees previously deferred.

We will defer cash payment of any Income Incentive Fee otherwise payable to the investment adviser in any quarter (excluding Accrued Unpaid Income Incentive Fees with respect to such quarter) that exceeds (1) 20% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the most recent twelve full calendar quarter period ending on or prior to the date such payment is to be made (the “Trailing Twelve Quarters”) less (2) the aggregate incentive fees that were previously paid to the investment adviser during such Trailing Twelve Quarters (excluding Accrued Unpaid Income Incentive Fees during such Trailing Twelve Quarters and not subsequently paid). “Cumulative Pre-Incentive Fee Net Return” during the relevant Trailing Twelve Quarters means the sum of (a) pre-incentive fee net investment income in respect of such Trailing Twelve Quarters less (b) net realized capital losses and net unrealized capital depreciation, if any, in each case calculated in accordance with GAAP, in respect of such Trailing Twelve Quarters.

Under the Capital Gains Incentive Fee, the Company is obligated to pay GECM at the end of each calendar year 20% of the aggregate cumulative realized capital gains from November 4, 2016 through the end of that year, computed net of aggregate cumulative realized capital losses and aggregate cumulative unrealized depreciation through the end of such year, less the aggregate amount of any previously paid capital gains incentive fees.

For the years ended December 31, 2018 and 2017 and the period ended December 31, 2016, the Company incurred Income Incentive Fees of $165, $4,394 and $863, respectively. For the year ended December 31, 2018, the Income Incentive Fees incurred include an accrual of $3,100 offset by a reversal of $2,935 of Income Incentive Fees previously accrued (discussed further below). As of December 31, 2018 and 2017, $5,422 and $5,257 of Income Incentive Fees, respectively, remained payable of which all was related to Accrued Unpaid Income Incentive Fees and none was immediately payable after calculating the total return requirement. For the years ended December 31, 2018 and 2017 and the period ended December 31, 2016, the Company accrued Incentive Fees based on capital gains of $0.

GECC’s largest investment, Avanti Communications Group plc (Avanti), has generated significant non-cash income in the form of payment-in-kind (PIK) interest. In connection with the recent restructuring of Avanti completed on April 26, 2018, GECC’s investment in Avanti’s third lien notes was converted into Avanti common equity. As a result of this debt-for-equity conversion, we have determined that the accrued incentives fees payable associated with the portion of such PIK interest generated by the third lien notes should not at this time be recognized as a liability and as such we have reversed for prior periods.

The Investment Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GECM and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GECM’s services under the Investment Management Agreement or otherwise as an investment adviser of the Company.

The Company’s chief executive officer is also the chief investment officer of GECM, and the chief executive officer and a member of the board of directors of GEC. The Company’s Chief Compliance Officer is also an executive officer of GECM, and serves as GECM’s Chief Compliance Officer. The Company’s Chief Financial Officer is also the Chief Financial Officer of GEC.

Administration Fees. Pursuant to the Administration Agreement, with GECM provides us with administrative services, including, among other things, furnishing the Company with office facilities, equipment, clerical, bookkeeping record keeping services. The Company will reimburse GECM for its allocable portion of overhead and other expenses of GECM in performing its obligations under the Administration Agreement.

GECM agreed that the aggregate amount of expenses accrued for reimbursement pursuant to the Administration Agreement that pertain to direct compensation costs of financial, compliance and accounting personnel that perform services for the Company, inclusive of the fees charged by any sub-administrator to provide such financial, compliance and/or accounting personnel to the Company (the “Compensation Expenses”), during the year ending November 4, 2017, when taken together with Compensation Expenses reimbursed or accrued for reimbursement by the Company pursuant to the Investment Management Agreement during such period, shall not exceed 0.50% of the Company’s average net asset value during such period. GECM’s expense cap was calculated retrospectively for the year ending November 4, 2017 and the cap on costs was determined to be $0 and $70 of the $80 accrued at December 31, 2016 was reversed for the year ended December 31, 2017 with $10 due from our sub-administrator remaining waived.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GECM and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GECM’s services under the Administration Agreement or otherwise as administrator for the Company.

For the years ended December 31, 2018 and 2017 and the period ended December 31, 2016, the Company incurred expenses under the Administration Agreement of $1,416, $1,362 and $224, respectively. As of December 31, 2018 and 2017, $329 and $257, respectively, remained payable.

4. FAIR VALUE MEASUREMENT

The fair value of a financial instrument is the amount that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

Basis of Fair Value Measurement

Level 1 – Investments valued using unadjusted quoted prices in active markets for identical assets.

Level 2 – Investments valued using other unadjusted observable market inputs, e.g. quoted prices in markets that are not active or quotes for comparable instruments.

Level 3 – Investments that are valued using quotes and other observable market data to the extent available, but which also take into consideration one or more unobservable inputs that are significant to the valuation taken as a whole.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Note 2 should be read in conjunction with the information outlined below.

The table below presents the valuation techniques and the nature of significant inputs generally used in determining the fair value of Level 2 Instruments.

Level 2 Instruments Valuation Techniques and Significant Inputs

Equity and Fixed Income

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency may include commercial paper, most government agency obligations, certain corporate debt securities, certain mortgage-backed securities, certain bank loans, less liquid publicly listed equities, certain state and municipal obligations, certain money market instruments and certain loan commitments.

Valuations of Level 2 Equity and Fixed Income instruments can be verified to quoted prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g. indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Instruments Valuation Techniques and Significant Inputs

Bank Loans, Corporate Debt, and Other Debt Obligations	Valuations are generally based on discounted cash flow techniques, for which the significant inputs are the amount and timing of expected future cash flows, market yields and recovery assumptions. The significant inputs are generally determined based on an analysis of market comparables, transactions in similar instruments and/or recovery and liquidation analyses.

Equity

Recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate and available:

•   Transactions in similar instruments;

•   Discounted cash flow techniques;

•   Third party appraisals; and

•   Industry multiples and public comparables.

Evidence includes recent or pending reorganizations (for example, merger proposals, tender offers and debt restructurings) and significant changes in financial metrics, including:

•   Current financial performance as compared to projected performance;

•   Capitalization rates and multiples; and

•   Market yields implied by transactions of similar or related assets.

As noted above, the income and market approaches were used in the determination of fair value of certain Level 3 assets as of December 31, 2018 and 2017. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. Included in the consideration and selection of discount rates is risk of default, rating of the investment (if any), call provisions and comparable company valuations. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market multiples would result in an increase or decrease, respectively, in the fair value.

The following is a summary of the Company’s investment assets categorized within the fair value hierarchy as of December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total
Fixed Income	$—	$61,921	$116,034	$177,955
Equity(1)	6,231	—	—	6,231
Short Term Investments	78,085	—	—	78,085

Total investment assets	$84,316	$61,921	$116,034	$262,271

The following is a summary of the Company’s investment assets categorized within the fair value hierarchy as of December 31, 2017:

Assets	Level 1	Level 2	Level 3	Total
Fixed Income	$—	$80,732	$83,789	$164,521
Equity/Other	213	—	136	349
Short Term Investments	65,890	—	—	65,890

Total investment assets	$66,103	$80,732	$83,925	$230,760

The following is a reconciliation of Level 3 assets for the year ended December 31, 2018:

Level 3	Beginning Balance as of January 1, 2018	Net Transfers In/Out	Purchases(1)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)(2)	Sales and Settlements(1)	Net Amortization of Premium/ Discount	Ending Balance as of December 31, 2018
Fixed Income	$83,789	$12,570	$126,639	$2,081	$(7,290)	$(103,890)	$2,135	$116,034
Equity/Other	136	—	—	335	9	(480)	—	—

Total investment assets	$83,925	$12,570	$126,639	$2,416	$(7,281)	$(104,370)	$2,135	$116,034

The following is a reconciliation of Level 3 assets for the year ended December 31, 2017:

Level 3	Beginning Balance as of January 1, 2017	Transfers Out	Purchases(1)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)(2)	Sales and Settlements(1)	Net Amortization of Premium/ Discount	Ending Balance as of December 31, 2017
Fixed Income	$83,979	$—	$139,859	$2,053	$(2,854)	$(142,824)	$3,576	$83,789
Equity/Other	501	—	2,137	(321)	17	(2,198)	—	136

Total investment assets	$84,480	$—	$141,996	$1,732	$(2,837)	$(145,022)	$3,576	$83,925

(1)

Purchases may include new deals, additional fundings (inclusive of those on revolving credit facilities), refinancings and capitalized PIK income, securities received in corporate actions and restructurings. Sales and Settlements may include scheduled principal payments, prepayments, sales and repayments (inclusive of those on revolving credit facilities), securities delivered in corporate actions and restructuring of investments.

(2)

The net change in unrealized appreciation (depreciation) relating to assets still held at December 31, 2018 totaled $(6,833) consisting of the following: $(6,833) related to debt securities and $0 related to equity/other. The net change in unrealized appreciation (depreciation) relating to assets still held at December 31, 2017 totaled $(3,315) consisting of the following: $(3,332) related to debt securities and $17 related to equity/other.

One security with a fair value of $28,807 was transferred into the Level 3 hierarchy and three securities with a fair value of $16,237 were transferred from Level 3 to Level 2 during the twelve months ended December 31, 2018 as a result of changes in pricing transparency. There were no transfers into or out of Level 3 for the year ended December 31, 2017. Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

The tables below present the ranges of significant unobservable inputs used to value the Company’s Level 3 assets and liabilities as of December 31, 2018 and 2017, respectively. These ranges represent the significant unobservable inputs that were used in the valuation of each type of instrument, but they do not represent a range of values for any one instrument. For example, the lowest yield in 1st Lien/Senior

Secured is appropriate for valuing that specific debt investment, but may not be appropriate for valuing any other debt investments in this asset class. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company’s Level 3 assets.

December 31, 2018

Level 3 Instruments	Level 3 Assets	Significant Unobservable Inputs by Valuation Techniques(1)	Range(2) of Significant Unobservable Inputs (Weighted Average(3))
Bank Loans, Corporate Debt, and Other Debt Obligations	1st Lien/Senior Secured and Unsecured Debt	Discounted cash flows: • Discount Rate Asset Recovery/ Waterfall analysis: • EV/EBITDA(4) • Discount Rate • Liquidation Value	8.10% – 40.00% (15.38%) 2.08 – 5.50 (3.20) 15.00% – 15.00% (15.00%) N/A
Equity	Common Stock	Liquidation Value	N/A

December 31, 2017

Level 3 Instruments	Level 3 Assets	Significant Unobservable Inputs by Valuation Techniques(1)	Range(2) of Significant Unobservable Inputs (Weighted Average(3))
Bank Loans, Corporate Debt, and Other Debt Obligations	1st Lien/Senior Secured and Unsecured Debt	Discounted cash flows: • Discount Rate Comparable multiples: • EV/EBITDA(4) Liquidation/Waterfall analysis: • EV/EBITDA(4)	7.69% – 38.75% (11.30%) 4.25 – 13.75 (6.68)
Equity	Common Stock, LLC Units and Warrants on private stock	Liquidation Value	N/A
Equity	Warrants on publicly traded stock	Volatility:	67.99%

(1)

The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparable and discounted cash flows may be used together to determine fair value. Therefore, the Level 3 balance encompasses both of these techniques.

(2)	The range for an asset category consisting of a single investment represents the relevant market data considered in determining the fair value of the investment.
(3)

Weighted average for an asset category consisting of multiple investments is calculated by weighting the significant unobservable input by the relative fair value of the investment. Weighted average for an asset category consisting of a single investment represents the significant unobservable input used in the fair value of the investment.

(4)	Enterprise value of portfolio company as a multiple of earnings before interest, taxes, depreciation and amortization.

5. DEBT

On November 3, 2016, the Company assumed $33,646 of Full Circle 8.25% Senior Notes due 2020 (the “2020 Notes”) in connection with the Merger by executing the second supplemental indenture dated November 3, 2016. The 2020 Notes had a maturity date of June 30, 2020 and on October 20, 2017 we redeemed them completely at their par value plus accrued and unpaid interest.

On September 13, 2017, we offered $28,375 in aggregate principal amount of 6.50% notes due 2022 (the “GECCL Notes”). On September 29, 2017, we sold to several underwriters an additional $4,256 of the GECCL Notes upon full exercise of the underwriters’ over-allotment option.

The GECCL Notes are our unsecured obligations and rank equal with all of our outstanding and future unsecured unsubordinated indebtedness. The GECCL Notes are effectively subordinated, or junior in right of payment, to any future secured indebtedness that we may incur and structurally subordinated to all future indebtedness and other obligations of our subsidiaries. We pay interest on the GECCL Notes on January 31, April 30, July 31 and October 31 of each year. The GECCL Notes will mature on September 18, 2022 and can be called on, or after, September 18, 2019. Holders of the GECCL Notes do not have the option to have the GECCL Notes repaid prior to the stated maturity date. The GECCL Notes were issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

On January 11, 2018, we offered $43,000 in aggregate principal amount of 6.75% notes due 2025 (the “GECCM Notes”). On January 19, 2018 and February 9, 2018, we sold an additional $1,898 and $1,500 of the GECCM Notes upon partial exercise of the underwriters’ over-allotment option.

The GECCM Notes are our unsecured obligations and rank equal with all of our outstanding and future unsecured unsubordinated indebtedness. The GECCM Notes are effectively subordinated, or junior in right of payment, to any future secured indebtedness that we may incur and structurally subordinated to all future indebtedness and other obligations of our subsidiaries. We pay interest on the GECCM Notes on March 31, June 30, September 30 and December 31 of each year. The GECCM Notes will mature on January 31, 2025 and can be called on, or after, January 31, 2021. Holders of the GECCM Notes do not have the option to have the GECCM Notes repaid prior to the stated maturity date. The GECCM Notes were issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

As part of the offering, the Company incurred fees and costs, which are treated as a reduction of the carrying amount of the debt on our Statements of Assets and Liabilities. These deferred financing costs presented as a reduction to the Notes payable balance are being amortized into interest expense over the term of the Notes.

The Investment Company Act limits, with certain exceptions, the Company’s borrowing such that its asset coverage ratio, as defined in the Investment Company Act, is at least 1.5 to 1 after such borrowing.

Information about the Company’s senior securities (including debt securities and other indebtedness) is shown in the following table:

Year	Total Amount Outstanding(1)	Asset Coverage Ratio Per Unit(2)	Involuntary Liquidation Preference Per Unit(3)	Average Market Value Per Unit(4)
December 31, 2016
2020 Notes	$33,646	$6,168	N/A	$1.02

December 31, 2017
GECCL Notes	$32,631	$5,010	N/A	$1.02

December 31, 2018
GECCL Notes	$32,631	$2,393	N/A	$1.01
GECCM Notes	$46,398	$2,393	N/A	$0.98

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)

Asset coverage per unit is the ratio of the carrying value of Great Elm’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it.
(4)	The average market value per unit for the Notes, as applicable, is based on the average daily prices of such Notes and is expressed per $1 of indebtedness.

The indenture’s covenants include compliance with (regardless of whether the Company is subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the Investment Company Act, as well as covenants requiring the Company to provide financial information to the holders of the Notes and the Trustee if the Company ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the Indenture. The Company may repurchase the Notes in accordance with the Investment Company Act and the rules promulgated thereunder. As of December 31, 2018, the Company had not repurchased any of the Notes. As of December 31, 2018 and 2017, the Company was in compliance with all covenants under the indentures.

For the years ended December 31, 2018 and 2017 and the period ended December 31, 2016, the components of interest expense were as follows:

	For the years ended December 31,
	2018	2017	2016
Borrowing interest expense	$5,088	$2,843	$460
Amortization of acquisition premium	557	(804)	(40)

Total	$5,645	$2,039	$420

Weighted average interest rate(1)	7.27%	4.76%	7.86%
Average outstanding balance	$77,631	$42,854	$33,646

(1)	Annualized.

The fair value of the Company’s Notes are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s Notes is determined by utilizing market quotations at the measurement date as they are Level 1 securities.

	December 31, 2018
Facility	Commitments	Borrowings Outstanding	Fair Value
Unsecured Debt—GECCL Notes	$32,631	$32,631	$32,174
Unsecured Debt—GECCM Notes	46,398	46,398	45,044

Total	$79,029	$79,029	$77,218

	December 31, 2017
Facility	Commitments	Borrowings Outstanding	Fair Value
Unsecured Debt—GECCL Notes	$32,631	$32,631	$33,218

Total	$32,631	$32,631	$33,218

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may enter into investment agreements under which it commits to make an investment in a portfolio company at some future date or over a specified period of time. As of December 31, 2018, the Company had approximately $16,105 in unfunded loan commitments, subject to the Company’s approval in certain instances, to provide debt financing to certain of its portfolio companies. To the degree applicable, unrealized gains or losses on these commitments as of December 31, 2018 are included in the Company’s Statement of Assets and Liabilities and the corresponding Schedule of Investments. The Company believes that it had sufficient cash and other liquid assets on its balance sheet to satisfy the unfunded commitments.

We are named as a defendant in a lawsuit captioned Intrepid Investments, LLC v. London Bay Capital, which is pending in the Delaware Court of Chancery. This lawsuit was brought by a member of Selling Source, LLC, one of our portfolio investments, against various members of and lenders to Selling Source. The plaintiff asserts claims of aiding and abetting, breaches of fiduciary duty, and tortious interference against us. As of June 30 2018, we held $5.69 million in principal amount, or approximately 6%, of Selling Source’s outstanding senior bank debt. The lawsuit was filed on March 5, 2016 and the plaintiff immediately agreed to stay the action in light of an ongoing mediation among parties other than us. In June 2018, Intrepid sent notice to the court and defendants effectively lifting the stay and triggering defendants’ obligation to respond to the Intrepid complaint. In September 2018, we joined the other defendants in a motion to dismiss on various grounds. In February 2019, Intrepid filed a second amended complaint to which defendants have until March 2019 to file a renewed motion to dismiss. We intend to continue to monitor the matter and will assess the need to defend the matter further as necessary.

In July 2016, Full Circle filed suit in the District Court of Caldwell County, Texas against, among others, Willis Pumphrey for breach of a guaranty agreement arising from a loan transaction with Full Circle. Dr. Pumphrey, a personal guarantor of the loan made by Full Circle, our predecessor in interest, brought counterclaims in (i) the District Court of Caldwell County, Texas and (ii) the District Court of Harris County, Texas (the “District Court”) against, among others, Justin Bonner, an employee of GECM, in each case, alleging breach of a confidentiality agreement and tortious interference with Dr. Pumphrey’s attempted sale of a business in which he owned an interest. In August 2017, Dr. Pumphrey voluntarily withdrew his complaint against Mr. Bonner in the District Court of Harris County, Texas. In November 2016, Dr. Pumphrey voluntarily withdrew his complaint without prejudice against Full Circle in the District Court of Caldwell County, Texas. On November 29, 2017, Mr. Pumphrey refiled his claims in the District Court of Harris County, Texas naming Full Circle, MAST Capital, GECC and GECM as defendants. Dr. Pumphrey is seeking between $2 million and $6 million in damages. GECC believes Dr. Pumphrey’s claims to be frivolous and intends to vigorously defend them. Furthermore, we continue to pursue our initial claims against Dr. Pumphrey in the District Court of Caldwell County, Texas.

In September 2018, we (as successor by merger to Full Circle), the other lenders, and the lender trustee under PEAKS Trust 2009-11 (“Peaks Trust”), were named as defendants in a claim brought by the chapter 7 trustee in the ITT Educational Services bankruptcy. Full Circle purchased via assignment a portion of the PEAKS Trust senior secured facility from Deutsche Bank Trust Company Americas in December 2016. The PEAKS Trust senior secured facility was supported by an underlying portfolio of student loans and guaranteed by ITT Educational Services, Inc. (“ITT”). In September 2016, ITT and its affiliates filed for relief under chapter 7 of the bankruptcy code. Following the chapter 7 filing, a trustee was appointed who initiated a proceeding against certain Deutsche Bank entities and the investors in the PEAKS Trust, including GECC. On November 2, 2018, the trustee filed a motion seeking to stay the litigation in order to facilitate settlement. We are continuing to monitor these proceedings.

7. INDEMNIFICATION

Under the Company’s organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business the Company expects to enter into contracts that contain a variety of representations which provide general indemnifications. The Company’s maximum exposure under these agreements cannot be known; however, the Company expects any risk of loss to be remote.

8. TAX INFORMATION

The tax character of distributions were as follows:

	For the year ended December 31,		For the period ended December 31,
(in thousands)	2018	2017	2016
Distributions paid from:
Ordinary income	$13,116	$13,682	$2,123
Net long term capital gains	—	—	—

Total taxable distributions	$13,116	$13,682	$2,123

The components of distributable earnings (losses) on a tax basis were as follows:

	As of December 31,
(in thousands)	2018	2017	2016
Undistributed ordinary income - net	$6,111	$3,488	$1,781
Capital loss carryforwards	(46,161)	(46,984)	(41,842)

Total undistributed earnings	(40,050)	(43,496)	(40,061)
Unrealized earnings (losses) - net	(48,187)	(22,750)	(6,402)

Total accumulated earnings (losses) - net	$(88,237)	$(66,246)	$(46,463)

The Company’s aggregate unrealized appreciation and depreciation on investments based on cost for U.S. federal income tax purposes were as follows:

	As of December 31,
(in thousands)	2018	2017
Tax cost	$310,459	$253,510
Gross unrealized appreciation	1,694	2,353
Gross unrealized depreciation	(49,881)	(25,103)

Net unrealized appreciation (depreciation) on investments	$(48,187)	$(22,750)

The difference between GAAP-basis and tax basis unrealized gains (losses) is attributable primarily to differences in the tax treatment of underlying fund investments.

In order to present certain components of the Company’s capital accounts on a tax-basis, certain reclassifications have been recorded to the Company’s accounts. These reclassifications have no impact on the net asset value of the Company’s and result primarily from dividend redesignations, certain non-deductible expenses, and differences in the tax treatment of paydown gains and losses.

	As of December 31,
(in thousands)	2018	2017
Paid-in capital in excess of par	$(180)	$3,349
Accumulated undistributed net investment income	3,353	(729)
Accumulated net realized gain (loss)	(3,173)	(2,620)

At December 31, 2018, the Company, for federal income tax purposes, had capital loss carryforwards of $46,161 which will reduce its taxable income arising from future net realized gains on investment transactions, if any, to the extent permitted by the Internal Revenue Code, and thus will reduce the amount of distributions to shareholders, which would otherwise be necessary to relieve the Company of any liability for federal income tax. On December 22, 2010, the Regulated Investment Company Modernization Act of 2010 (the “Modernization Act”) was signed by the President. The Modernization Act changed the capital loss carryforward rules as they relate to regulated investment companies. Capital losses generated in tax years beginning after the date of enactment may now be carried forward indefinitely, and retain the character of the original loss. Of the capital loss carryforwards at December 31, 2018, $46,161 are limited losses and available for use subject to annual limitation under Section 382. Of the capital losses at December 31, 2018, $16,815 are short-term and $29,346 are long term.

ASC 740 Accounting for Uncertainty in Income Taxes (ASC 740) provides guidance on the accounting for and disclosure of uncertainty in tax position. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Based on its analysis of its tax position for all open tax years (the current and prior years, as applicable), the Company has concluded that it does not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740. Such open tax years remain subject to examination and adjustment by tax authorities.

9. FINANCIAL HIGHLIGHTS

Below is the schedule of financial highlights of the Company:

	For the Year Ended December 31,		November 3, 2016 (Commencement of Operations) to December 31,
	2018	2017	2016(6)
Per Share Data:(1)
Net asset value, beginning of period	$12.42	$13.52	$14.41
Net investment income	1.44	1.52	0.28
Net realized gains	0.23	0.31	0.02
Net change in unrealized appreciation (depreciation)	(2.51)	(2.13)	(1.05)

Net increase (decrease) in net assets resulting from operations	(0.84)	(0.30)	(0.75)

Accretion from share buybacks	—	0.40	0.03
Distributions declared from net investment income(2)	(1.24)	(1.20)	(0.17)

Net decrease resulting from distributions to common stockholders	(1.24)	(1.20)	(0.17)

Net asset value, end of period	$10.34	$12.42	$13.52

Per share market value, end of period	$7.85	$9.84	$11.67

Shares outstanding, end of period	10,652,401	10,652,401	12,790,880
Total return based on net asset value(3)	(7.31)%	0.69%	(5.30)%
Total return based on market value(3)	(8.35)%	(5.56)%	(2.03)%

	For the Year Ended December 31,		November 3, 2016 (Commencement of Operations) to December 31,
	2018	2017	2016(6)

Ratio/Supplemental Data:
Net assets, end of period	$110,116	$132,287	$172,984
Ratio of total expenses to average net assets before waiver(4),(5),(7)	9.96%	7.87%	10.27%
Ratio of total expenses to average net assets after waiver(4),(5),(7)	9.96%	8.00%	9.99%
Ratio of incentive fees to average net assets(4),(7)	0.13%	2.89%	3.04%
Ratio of net investment income to average net assets(4),(5),(7)	12.30%	11.56%	10.52%
Portfolio turnover	67%	116%	27%

(1)	The per share data was derived by using the weighted average shares outstanding during the period, except where such calculations deviate from those specified under the instructions to Form N-2.
(2)	The per share data for distributions declared reflects the actual amount of distributions of record per share for the period.
(3)

Total return based on net asset value is calculated as the change in net asset value per share, assuming the Company’s distributions were reinvested through its dividend reinvestment plan. Total return based on market value is calculated as the change in market value per share, assuming the Company’s distributions were reinvested through its dividend reinvestment plan. Total return does not include any estimate of a sales load or commission paid to acquire shares. For the period ended December 31, 2016, total return based on net asset value is calculated as the change in net asset value per share from November 4, 2016 through December 31, 2016, assuming the Company’s distributions were reinvested through its dividend reinvestment plan. Total return based on market value is calculated as the change in market value per share from November 4, 2016 through December 31, 2016, assuming the Company’s distributions were reinvested through its dividend reinvestment plan, and is assumed to be $12.03 on November 4, 2016. $12.03 represents the closing price of Full Circle’s common stock on its last day of trading prior to the merger, as adjusted by the exchange ratio in the merger agreement.

(4)

Average net assets used in ratio calculations is calculated using monthly ending net assets for the period presented. For the years ended December 31, 2018 and 2017 and the period ended December 31, 2016, average net assets were $124,668, $151,986 and $179,366, respectively

(5)	Annualized for periods less than one year.
(6)

Net asset value at the beginning of the period is the net asset value per share as of the consummation of the Merger. Management corrected this heading to correspond to the timing of the Merger. The heading was corrected to read “November 3, 2016 to December 31, 2016,” whereas it had previously been presented as “November 4, 2016 (commencement of operations) to December 31, 2016.” November 3, 2016 is the date on which the Merger closed; November 4, 2016 is the date on which the Company began operating as the combined entity resulting from the Merger. On November 3, 2016, the Company recognized approximately $3,444 of organization costs in connection with the Merger, which were included in calculating the beginning of the period net asset value, and amounted to ($0.27) per share, based on 12,889,104 shares issued and outstanding on November 3, 2016.

(7)

Management corrected the expense ratios to reflect $3,444 of one-time non-recurring organization costs incurred in connection with the merger/formation transaction in the applicable ratio. The ratio of expenses (without management fees, incentive fees and interest and credit facility expenses) to average net assets was corrected to 4.37% (an increase of 1.92 percentage points); the ratio of total expenses to average net assets before waiver was corrected to 10.27% (an increase of 1.92 percentage points), the ratio of total expenses to average net assets after waiver was corrected to 9.99% (an increase of 1.92 percentage points); and the ratio of net investment income to average net assets was corrected to 10.52% (a reduction of 1.92 percentage points).

10. AFFILIATED AND CONTROLLED INVESTMENTS

Affiliated investment as defined by the Investment Company Act, whereby the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities and the investments are not classified as controlled investments. The aggregate fair value of non-controlled, affiliated investments at December 31, 2018 represented 32% of the Company’s net assets.

Controlled investment as defined by the Investment Company Act, whereby the Company owns more than 25% of the portfolio company’s outstanding voting securities or maintains the ability to nominate greater than 50% of the board representation. The aggregate fair value of controlled investments at December 31, 2018 represented 18% of the Company’s net assets.

As a result of restructurings during the second quarter of 2018, Avanti Communications Group PLC became an affiliated investment and The Finance Company became a controlled investment. Both investments were previously considered to be non-affiliated, non-controlled investments.

Fair value as of December 31, 2018 along with transactions during the year then ended in these affiliated and controlled investments was as follows:

	For the Year Ended December 31, 2018
Issue(1)	Fair value at December 31, 2017	Gross Additions(2)	Gross Reductions(3)	Net Realized Gain (Loss)	Change in Unrealized Appreciation (Depreciation)	Fair value at December 31, 2018	Interest Income(4)	Fee Income	Dividend Income
Non-Controlled, Affiliated Investments
OPS Acquisitions Limited and Ocean Protection Services Limited
Term Loan	$1,770	$—	$—	$—	$(1,736)	$34	$—	$—	$—
Equity (19% of class)	—	—	—	—	—	—	—	—	—

	1,770	—	—	—	(1,736)	34	—	—	—
Avanti Communications Group PLC
Senior Secured Bond, 2nd Lien	28,807	4,527	—	—	(3,934)	29,400	4,311	89	—
Senior Secured Bond, 3rd Lien	13,257	5,626	50,637	—	31,754	—	3,665	3	—
Equity (9% of class)	213	50,637	—	—	(44,619)	6,231	—	—	—

	42,277	60,790	50,637	—	(16,799)	35,631	7,976	92	—

Totals	$44,047	$60,790	$50,637	$—	$(18,535)	$35,665	$7,976	$92	$—

	For the Year Ended December 31, 2018
Issue(1)	Fair value at December 31, 2017	Gross Additions(2)	Gross Reductions(3)	Net Realized Gain (Loss)	Change in Unrealized Appreciation (Depreciation)	Fair value at December 31, 2018	Interest Income(4)	Fee Income	Dividend Income
Controlled Investments
PE Facility Solutions, LLC
Revolver	$—	$64,942	$62,994	$—	$—	$1,948	$254	$42	$—
Term Loan A	9,900	—	100	—	—	9,800	1,304	—	—
Term Loan B	8,204	1,061	3,408	210	628	6,695	1,186	—	—
Equity (88% of class)	—	—	—	—	—	—	—	—	—

	18,104	66,003	66,502	210	628	18,443	2,744	42	—
The Finance Company
Senior Secured Bond	1,993	—	2,191	—	198	—	181	1	—
Revolver	—	4,812	3,853	—	—	959	62	18	—
Term Loan B	—	1,491	—	—	(690)	801	112	—	—
Equity (72% of class)	—	—	—	—	—	—	—	—	—

	1,993	6,303	6,044	—	(492)	1,760	355	19	—

Totals	$20,097	$72,306	$72,546	$210	$136	$20,203	$3,099	$61	$—

(1)	Non-unitized equity investments are disclosed with percentage ownership in lieu of quantity.
(2)

Gross additions include increases resulting from new or additional portfolio investments, capitalized PIK interest, accretion of discounts and the exchange of one or more existing securities for one or more new securities.

(3)	Gross reductions include decreases resulting from principal collections related to investment repayments or sales and the exchange of one or more existing securities for one or more new securities.
(4)	Interest income includes accrued PIK interest.

Fair value as of December 31, 2017 along with transactions during the year then ended in these affiliated and controlled investments was as follows:

	For the Year Ended December 31, 2017
Issue(1)	Fair value at December 31, 2016	Gross Additions(2)	Gross Reductions(3)	Net Realized Gain (Loss)	Change in Unrealized Appreciation (Depreciation)	Fair value at December 31, 2017	Interest Income	Fee Income	Dividend Income
Non-Controlled, Affiliated Investments
OPS Acquisitions Limited and Ocean Protection Services Limited
Term Loan	$4,286	$25	$(40)	$—	$(2,470)	$1,770	$73	$—	$—
Equity (19% of class)	—	—	—	—	—	—	—	—	—

	4,286	25	(40)	—	(2,470)	1,770	73	—	—

	For the Year Ended December 31, 2017
Issue(1)	Fair value at December 31, 2016	Gross Additions(2)	Gross Reductions(3)	Net Realized Gain (Loss)	Change in Unrealized Appreciation (Depreciation)	Fair value at December 31, 2017	Interest Income	Fee Income	Dividend Income
Controlled Investments
Texas Westechester Financial, LLC
Equity (100% of class)	$68	$—	$(68)	$(8)	$—	$—	$—	$—	$—
PE Facility Solutions, LLC
Revolver	—	51,166	(51,166)	—	—	—	58	36	—
Term Loan A	—	10,000	(100)	—	—	9,900	1,035	—	—
Term Loan B	—	8,587	—	—	(383)	8,204	1,209	—	—
Equity (83% of class)	—	—	—	—	—	—	—	—	—

	—	69,753	(51,266)	—	(383)	18,104	2,302	36	—
Double Deuce Lodging, LLC
Equity (100% of class)	—	2,138	(2,138)	—	—	—	—	—	—

Totals	$68	$71,891	$(53,472)	$(8)	$(383)	$18,104	$2,302	$36	$—

(1)	Non-unitized equity investments are disclosed with percentage ownership in lieu of quantity.
(2)

Gross additions include increases resulting from new or additional portfolio investments, capitalized PIK interest, accretion of discounts and the exchange of one or more existing securities for one or more new securities.

(3)	Gross reductions include decreases resulting from principal collections related to investment repayments or sales and the exchange of one or more existing securities for one or more new securities.
(4)	Interest income includes accrued PIK interest.

In accordance with SEC Regulation S-X Rules 3-09 and 4-08(g), the Company must determine which of its unconsolidated controlled portfolio companies, if any, are considered to be “significant subsidiaries.” After performing this analysis, the Company determined that one portfolio company, PE Facility Solutions, LLC (“PEFS”), is a significant subsidiary for the year ended December 31, 2018 under at least one of the significance conditions of Rule 4-08(g). Accordingly, audited financial statements have been included as exhibits to this Form 10-K.

11. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following are the quarterly results of operations for the years ended December 31, 2018 and 2017. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
(in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Investment income	$6,913	$6,181	$7,162	$7,498	$9,710	$6,466	$6,237	$7,315
Net investment income	2,704	2,686	6,078	3,866	6,433	3,570	3,478	4,094
Net realized and unrealized gains (losses)	(15,177)	2,173	(3,430)	(7,905)	(1,367)	(12,302)	(5,945)	(715)

Net decrease in net assets resulting from operations	$(12,473)	$4,859	$2,648	$(4,039)	$5,066	$(8,732)	$(2,467)	$3,379

Basic and diluted earnings (losses) per common share	$(1.18)	$0.46	$0.25	$(0.38)	$0.47	$(0.77)	$(0.20)	$0.27
Net asset value per common share at end of quarter	$10.34	$12.00	$11.79	$11.79	$12.42	$12.38	$13.29	$13.59

12.	SUBSEQUENT EVENTS

Subsequent events after the have been evaluated through the date the financial statements were available to be issued. Other than the items discussed below, the Company has concluded that there is no impact requiring adjustment or disclosure in the consolidated financial statements.

In January 2019, we sold $2,000 of par value of Michael Baker International, LLC (“Michael Baker”) second lien senior secured bonds at a price of approximately 98% of par value.

In January 2019, we sold $4,808 of par value of Sungard Availability Services Capital, Inc. (“SUNASC”) first lien senior secured loan at a price of approximately 78% of par value.

In January 2019, $3,792 of par value of Geo Specialty first lien senior secured revolving loan was paid down at 100% of par value.

In January 2019, $3,875 of par value of Geo Specialty first lien senior secured loan was paid down at 100% of par value.

In January 2019, $4,992 of par value of TRU Taj LLC (“TRU Taj”) first lien senior debtor in possession notes was paid down at 102% of par value.

In January 2019, $16,000 of par value of TRU Taj first lien senior secured bonds was exchanged for 58,054 shares of common stock of TRU Taj and 16,000 shares of TRU Taj Liquidating Trust.

In January 2019, we received and exercised the right to purchase 718,900 shares of common stock of TRU Taj at a price of $13.94 per share.

In January 2019, we Purchased $10,000 of par value revolving commitment of Research Now first lien senior secured revolving loan at a price of approximately 93% of par value.

In February 2019, we purchased 80% of the outstanding equity interests in Prestige Capital Corporation for aggregate cash consideration of approximately $7,352.

In February 2019, we Sold $4,000 of par value of Michael Baker International, LLC second lien senior secured bond at a price of approximately 100% of par value.

In March 2019, we sold our position in International Wire Group, Inc. at a price of approximately 102% of par.

In March 2019, we purchased $2,000 of par value of Viasat, Inc. receivable at a price of approximately 90% of par value.

In March 2019, we sold $1,151 million of par value of PR Wireless, Inc. first lien senior secured term loan at approximately 99% of par value.

Our Board declared the monthly distributions for the second quarter of 2019 at an annual rate of approximately 9.6% of our December 31, 2018 NAV, which equates to $0.083 per month. All of the monthly distributions are from net investment income. The schedule of distribution payments will be established by GECC pursuant to authority granted by the Board.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Full Circle Capital Corporation and Subsidiaries

We have audited the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, of Full Circle Capital Corporation and Subsidiaries (the Company) as of June 30, 2016 and 2015, and the related consolidated statements of operations, changes in net assets and cash flows for each of the two years in the period ended June 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of June 30, 2016, by correspondence with the custodians, management of the underlying investments, as applicable, or by other appropriate auditing procedures where replies from these parties, as applicable, were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Full Circle Capital Corporation and Subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, and the changes in net assets for each of the two years in the period then ended in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Full Circle Capital Corporation and Subsidiaries’ internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated September 28, 2016 expressed an unqualified opinion on the effectiveness of Full Circle Capital Corporation and Subsidiaries’ internal control over financial reporting.

/s/ RSM US LLP

New York, New York
September 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Full Circle Capital Corporation and Subsidiaries

We have audited Full Circle Capital Corporation and Subsidiaries’ internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Full Circle Capital Corporation and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Full Circle Capital Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of assets and liabilities of Full Circle Capital Corporation and Subsidiaries, including the consolidated schedules of investments, as of June 30, 2016 and 2015, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the two years in the period ended June 30, 2016, and our report dated September 28, 2016 expressed an unqualified opinion.

/s/ RSM US LLP

New York, New York
September 28, 2016

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

		June 30, 2016	June 30, 2015
Assets
Control Investments at Fair Value (Cost of $314,312 and $11,409,596, respectively)		$100,000	$5,812,064
Affiliate Investments at Fair Value (Cost of $5,727,925 and $24,434,726, respectively)		313,355	16,019,272
Non-Control/Non-Affiliate Investments at Fair Value (Cost of $89,806,480 and $136,351,581, respectively)		80,708,860	130,282,423

Total Investments at Fair Value (Cost of $95,848,717 and $172,195,903, respectively)	(NOTE 9)	81,122,215	152,113,759
Cash		33,390,695	3,736,563
Interest Receivable		993,965	1,903,606
Principal Receivable		126,448	23,287
Distributions Receivable		—	15,141
Due from Affiliates		—	605,749
Due from Portfolio Investments		93,450	180,300
Receivable on Open Swap Contract		—	1,081
Prepaid Expenses		66,149	66,105
Other Assets		15,286	1,483,578
Deferred Offering Expenses		—	328,168
Deferred Credit Facility Fees	(NOTE 8)	51,486	267,645

Total Assets		115,859,694	160,724,982

Liabilities
Due to Affiliates	(NOTE 5)	388,965	1,052,489
Accrued Liabilities		1,486,055	179,378
Deposit from Swap Counterparty		—	10,380,000
Payable for Investments Acquired		—	15,020,000
Distributions Payable		—	813,240
Interest Payable		3,889	57,605
Other Liabilities		204,313	305,957
Accrued Offering Expenses		—	7,258
Notes Payable 8.25% due June 30, 2020 (plus unamortized premium of $135,498 and $158,504 and less deferred debt issuance costs of $675,046 and $833,541, respectively)	(NOTE 8)	33,105,977	32,970,488

Total Liabilities		35,189,199	60,786,415

Commitments and contingencies	(NOTE 13)	—	—
Net Assets		$80,670,495	$99,938,567

Components of Net Assets
Common Stock, par value $0.01 per share (100,000,000 authorized; 22,472,243 and 23,235,430 issued and outstanding, respectively)		$224,722	$232,354
Paid-in Capital in Excess of Par		128,084,659	132,487,067
Distributions in Excess of Net Investment Income		(107,390)	(119,318)
Accumulated Net Realized Losses		(32,804,994)	(12,579,392)
Accumulated Net Unrealized Losses		(14,726,502)	(20,082,144)

Net Assets		$80,670,495	$99,938,567

Net Asset Value Per Share		$3.59	$4.30

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended June 30, 2016	Year Ended June 30, 2015
Investment Income
Interest Income from Non-Control/Non-Affiliate Investments		$12,610,189	$13,044,316
Interest Income from Affiliate Investments		1,093,451	2,445,713
Interest Income from Control Investments		464,244	1,465,069
Dividend Income from Control Investments		75,207	36,247
Other Income from Non-Control/Non-Affiliate Investments		2,070,241	542,164
Other Income from Affiliate Investments		4,314	98,671
Other Income from Control Investments		119,385	50,000
Other Income from Non-Investment Sources	(NOTE 5)	21,362	67,163

Total Investment Income		16,458,393	17,749,343

Operating Expenses
Management Fee		1,992,111	2,280,058
Incentive Fee		1,263,241	1,798,000

Total Advisory Fees	(NOTE 5)	3,255,352	4,078,058

Allocation of Overhead Expenses		212,783	171,559
Sub-Administration Fees		246,268	256,236
Officers’ Compensation		305,226	303,652

Total Costs Incurred Under Administration Agreement	(NOTE 5)	764,277	731,447

Directors’ Fees		168,000	182,196
Interest Expenses	(NOTE 8)	3,799,951	4,305,558
Professional Services Expense		2,564,170	700,324
Bank Fees		33,302	39,931
Other		549,864	519,600

Total Gross Operating Expenses		11,134,916	10,557,114
Fees Waiver and Expense Reimbursement	(NOTE 5)	(967,372)	(1,420,843)

Total Net Operating Expenses		10,167,544	9,136,271

Net Investment Income		6,290,849	8,613,072
Net Change in Unrealized Gain (Loss) on Investments		5,355,642	(6,237,328)
Net Realized Gain (Loss) on:
Non-Control/Non-Affiliate Investments		(4,388,061)	(4,055,309)
Affiliate Investments		(9,593,394)	321,394
Control Investments		(5,482,804)	(3,842,390)
Open Swap Contract		(1,882,293)	1,081
Foreign Currency Transactions		(101)	(1,248)

Net Realized Gain (Loss)		(21,346,653)	(7,576,472)

Net Increase (Decrease) in Net Assets Resulting from Operations		$(9,700,162)	$(5,200,728)

Earnings (Loss) per Common Share Basic and Diluted	(NOTE 4)	$(0.43)	$(0.35)
Net Investment Income per Common Share Basic and Diluted		$0.28	$0.63
Weighted Average Shares of Common Stock Outstanding Basic and Diluted		22,662,947	14,803,637

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended June 30, 2016	Year Ended June 30, 2015
Increase (Decrease) in Net Assets Resulting from Operations:
Net Investment Income	$6,290,849	$8,613,072
Net Change in Unrealized Gain (Loss) on Investments	5,355,642	(6,237,328)
Net Realized Gain (Loss) on:
Investments and Open Swap Contract	(21,346,552)	(7,575,224)
Foreign Currency Transactions	(101)	(1,248)

Net Realized Gain (Loss)	(21,346,653)	(7,576,472)

Net Increase (Decrease) in Net Assets Resulting from Operations	(9,700,162)	(5,200,728)

Dividends from Net Investment Income	(6,093,604)	(8,613,072)
Return of Capital	(1,051,922)	(1,031,916)

Net Decrease in Net Assets Resulting from Distributions	(7,145,526)	(9,644,988)

Capital Share Transactions:
Repurchase of Common Stock Under Share Repurchase Program	(2,422,384)	—
Issuance of Common Stock	—	43,246,786
Less Offering Costs and Underwriting Fees	—	(1,442,780)

Net Increase (Decrease) in Net Assets Resulting from Capital Share Transactions	(2,422,384)	41,804,006

Total Increase (Decrease) in Net Assets	(19,268,072)	26,958,290
Net Assets at Beginning of Year	99,938,567	72,980,277

Net Assets at End of Year	$80,670,495	$99,938,567

Capital Share Activity:
Shares Repurchased Under Share Repurchase Program	(763,187)	—
Shares Issued	—	11,792,396
Shares Outstanding at Beginning of Year	23,235,430	11,443,034

Shares Outstanding at End of Year	22,472,243	23,235,430

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30, 2016	Year Ended June 30, 2015
Cash Flows from Operating Activities:
Net Increase (Decrease) in Net Assets Resulting from Operations	$(9,700,162)	$(5,200,728)
Adjustments to Reconcile Net Increase (Decrease) in Net Assets Resulting from Operations to Net Cash Provided by (Used in) Operating Activities
Purchases of Investments	(96,437,681)	(136,691,882)
Increase in Investments Due to PIK	(291,992)	(429,720)
Proceeds from Sale or Refinancing of Investments and Open Swap Contract	153,241,487	122,880,572
Net Realized (Gain) Loss on:
Investments and Open Swap Contract	21,346,552	7,575,224
Foreign Currency Transactions	101	1,248
Net Change in Unrealized (Gain) Loss on Investments	(5,355,642)	6,237,328
Amortization and Accretion of Fixed Income Premiums and Discounts	(1,511,281)	(1,496,851)
Amortization and Accretion of Deferred Debt Issuance Premiums and Costs	135,489	129,066
Amortization of Deferred Credit Facility Fees	282,278	274,826
Write-off of Deferred Operating Expenses	320,910	—
Change in Operating Assets and Liabilities
Deposit with Broker	—	2,525,000
Interest Receivable	909,641	(886,880)
Principal Receivable	(103,161)	183,946
Distributions Receivable	15,141	(15,141)
Due from Affiliates	605,749	(601,476)
Due from Portfolio Investments	86,850	(45,012)
Receivable on Open Swap Contract	1,081	—
Prepaid Expenses	(44)	(8,635)
Other Assets	1,468,292	(733,252)
Due to Affiliates	(663,524)	160,523
Accrued Liabilities	1,306,677	(5,479)
Deposit from Swap Counterparty	(10,380,000)	10,380,000
Due to Broker	—	(25,000,221)
Payable for Investments Acquired	(15,020,000)	(9,880,172)
Interest Payable	(53,716)	12,351
Other Liabilities	(101,644)	(770,843)

Net Cash Provided by (Used in) Operating Activities	40,101,401	(31,406,208)

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended June 30, 2016	Year Ended June 30, 2015
Cash Flows from Financing Activities:
Bank Overdraft	—	(821,316)
Borrowings Under Credit Facility	101,505,921	200,789,889
Payments Under Credit Facility	(101,505,921)	(209,225,352)
Distributions Paid to Shareholders	(7,958,766)	(9,598,431)
Deferred Credit Facility Fees	(66,119)	(93,121)
Payment of Offering Expenses and Underwriting Fees	—	(1,799,518)
Payment of Distribution Notes	—	—
Proceeds from Notes Payable	—	12,643,834
Proceeds from Issuance of Common Stock	—	43,246,786
Payment for Repurchase of Common Stock Under Share Repurchase Program	(2,422,384)	—

Net Cash (Used in) Provided by Financing Activities	(10,447,269)	35,142,771

Total Increase (Decrease) in Cash	29,654,132	3,736,563
Cash Balance at Beginning of Year	3,736 ,563	—

Cash Balance at End of Year	$33,390,695	$3,736,563

Supplemental Disclosure of Non-Cash Operating Activities:
Exercise of General Cannabis Corp. Warrant into Common Stock	$—	$486,786
Supplemental Disclosures of Non-Cash Financing Activities:
Distributions Declared, Not Yet Paid	$—	$813,240
Accrued Offering Expenses	$—	$7,258
Supplemental Disclosure of Cash Flow Information:
Cash Paid During the Period for Interest	$3,435,900	$3,889,315

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

June 30, 2016

Description and Industry(1)	Type of Investment(2)	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Control Investments(3)
Texas Westchester Financial, LLC Consumer Financing	Limited Liability Company Interests ^	9,278	$314,312	$100,000	0.12%

Total Control Investments			314,312	100,000	0.12%

Affiliate Investments(4)
US Oilfield Company, LLC Oil and Gas Field Services	Senior Secured Revolving Loan, 12.47% (one month LIBOR plus 12.00%), 12/31/2017(5)	$186,624	186,624	10,137	0.01%
	Senior Secured Term Loan A, 12.47% (one month LIBOR plus 12.00%), 12/31/2017(5)	$861,728	856,358	46,809	0.06%
	Senior Secured Term Loan B, 12.47% (one month LIBOR plus 12.00%), 12/31/2017(5)	$4,720,391	4,684,943	256,409	0.32%
	Warrant for 7.625% of the outstanding Class A voting LLC interests (strike price $0.01), expires 8/13/2024 ^	1	—	—	—%
	Warrants for 4.788% of the outstanding Class B non-voting LLC interests (strike price $0.01), expire 8/13/2024 ^	4	—	—	—%

			5,727,925	313,355	0.39%

Total Affiliate Investments			5,727,925	313,355	0.39%

Other Investments
310E53RD, LLC Real Estate Holding Company	Senior Secured Term Loan, 10.47% (one month LIBOR plus 10.00%, 10.15% floor, 16.00% cap) 7/1/2017	$6,000,000	5,935,776	6,000,000	7.44%
Ads Direct Media, Inc. Internet Advertising	Senior Secured Term Loan, 12.00% 5/2/2018,(5)	$2,072,539	1,885,195	1,115,711	1.38%
	Warrant for 3.25% of outstanding LLC interests (strike price $0.01) expires 10/9/2024 ^	1	—	—	—%

			1,885,195	1,115,711	1.38%

AP Gaming I, LLC Gambling Machine Manufacturer	Senior Secured Term Loan, 9.25% (one month LIBOR plus 8.25%, 9.25% floor) 12/20/2020	$3,949,367	3,915,675	3,712,405	4.60%
Aptean, Inc Enterprise Software Company	Unfunded Revolving Loan, 4.22% (one month LIBOR plus 3.75%) (purchased with an 11.00% netback), 2/26/2019(6)	$7,500,000	(696,402)	(640,152)	(0.79)%
Attention Transit Advertising Systems, LLC Outdoor Advertising Services	Senior Secured Term Loan, 11.50%, 9/30/2016	$1,683,179	1,683,179	1,784,058	2.21%
Background Images, Inc. Equipment Rental Services	Senior Secured Term Loan—Term A, 14.97% (one month LIBOR plus 14.50%), 9/1/2016(5)	$121,127	121,127	146,128	0.18%
	Senior Secured Term Loan—Term B, 16.72% (one month LIBOR plus 16.25%), 9/1/2016(5)	$446,465	446,465	471,467	0.59%

			567,592	617,595	0.77%

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2016

Description and Industry(1)	Type of Investment(2)	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Other Investments (continued)
Bioventus, LLC Specialty Pharmaceuticals	Subordinated Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 4/10/2020	$6,000,000	$5,954,883	$6,000,000	7.44%
Davidzon Radio, Inc. Radio Broadcasting	Senior Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 3/31/2020	$10,334,155	8,809,981	9,650,035	11.96%
GC Pivotal, LLC Data Connectivity Services Company	Unsecured Notes, 11.00%, 12/31/2020	$3,164,000	3,170,905	3,096,712	3.84%
Infinite Aegis Group, LLC Healthcare Billing and Collections	Warrant for 2.0% of the outstanding LLC interests (at a $0.01 strike price), expires 8/1/2023 ^	1	107,349	—	—%
JN Medical Corporation Biological Products	Senior Secured Term Loan, 16.47%, (one month LIBOR plus 16.00%, 11.25% floor, 12.00% cap), 6/30/2016(5),(9)	$3,500,000	3,500,000	3,249,213	4.03%
Luling Lodging, LLC Hotel Operator	Senior Secured Term Loan, 12.47% (one month LIBOR plus 12.00%, 12.25% floor), 12/17/2017(8)	$4,500,000	4,476,382	3,053,505	3.79%
Modular Process Control, LLC Energy Efficiency Services	Unsecured Loan, 5.00%, 4/1/2025(5)	$800,000	800,000	—	—%
OPS Acquisitions Limited and Ocean Protection Services Limited* Maritime Security Services	Senior Secured Term Loan, 12.50%, (one month LIBOR plus 12.00%, 12.50% floor), 3/4/2017	$4,596,293	4,490,547	4,449,058	5.52%
PEAKS Trust 2009-1* Consumer Financing	Senior Secured Term Loan, 7.50%, (one month LIBOR plus 5.50%, 7.50% floor), 1/27/2020(10)	$2,129,426	1,873,367	1,787,014	2.21%
PR Wireless, Inc. Wireless Communications	Senior Secured Term Loan, 10.00%, (one month LIBOR plus 9.00%, 10.00% floor), 6/27/2020	$8,330,000	7,756,435	7,497,000	9.29%
	Warrant for 101 shares (at a $0.01 strike price), expires 6/27/2024 ^	1	634,145	209,844	0.26%

			8,390,580	7,706,844	9.55%

Pristine Environments, Inc. Building Cleaning and Maintenance Services	Senior Secured Revolving Loan, 14.97% (one month LIBOR plus 14.50%, 11.70% floor), 3/31/2017	$5,990,807	5,990,807	5,990,807	7.42%
	Senior Secured Term Loan A, 15.97% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	$1,515,546	1,513,330	1,515,546	1.88%
	Senior Secured Term Loan B, 15.97% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	$2,848,423	2,828,824	2,845,575	3.53%

			10,332,961	10,351,928	12.83%

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2016

Description and Industry(1)	Type of Investment(2)	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Other Investments (continued)
RiceBran Technologies Corporation Grain Mill Products	Senior Secured Revolving Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	$1,958,382	$1,916,188	$1,889,838	2.34%
	Senior Secured Term Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	$1,500,000	1,435,956	1,452,500	1.80%
	Warrants for 300,000 shares (at a $1.85 strike price), expire 5/12/2020 ^	300,000	39,368	110,905	0.14%

			3,391,512	3,453,243	4.28%

Sundberg America, LLC et al. Appliance Parts Distributor	Senior Secured Notes, 9.50%, 4/30/2020	$7,278,684	7,247,922	7,278,684	9.02%
The Finance Company, LLC Consumer Financing	Senior Secured Revolving Loan, 13.25% (one month LIBOR plus 12.75%, 13.25% floor), 3/31/2018	$1,841,325	1,841,325	1,848,752	2.29%
The Selling Source, LLC Information and Data Services	Senior Secured Term Loan, 17.00%, 12/31/2017**	$4,924,966	4,132,707	3,965,090	4.92%
US Shale Solutions, Inc. Oil and Gas Field Services	Senior Secured Term Loan, 10.00%, 9/15/2018**	$1,084,337	1,084,337	1,059,036	1.31%
	Subordinated Secured Term Loan, 12.00%, 9/15/2019**	$2,584,968	2,584,968	1,170,129	1.45%
	Limited Liability Company Interests(7), ^	15,079	4,325,739	—	—%

			7,995,044	2,229,165	2.76%

Total Other Investments			89,806,480	80,708,860	100.05%

Total Investments			$95,848,717	$81,122,215	100.56%

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2016

The following tables show the fair value of our portfolio of investments by geography and industry as of June 30, 2016.

	June 30, 2016
Geography	Investment at Fair Value (in millions)	Percentage of Net Assets
United States	$76.7	95.04%
United Kingdom	4.4	5.52

Total	$81.1	100.56%

	June 30, 2016
Industry	Investment at Fair Value (in millions)	Percentage of Net Assets
Building Cleaning and Maintenance Services	$10.4	12.83%
Radio Broadcasting	9.7	11.96
Wireless Communications	7.6	9.55
Appliance Parts Distributor	7.3	9.02
Real Estate Holding Company	6.0	7.44
Specialty Pharmaceuticals	6.0	7.44
Maritime Security Services	4.4	5.51
Information and Data Services	4.0	4.92
Consumer Financing	3.7	4.63
Gambling Machine Manufacturer	3.7	4.60
Grain Mill Products	3.5	4.28
Biological Products	3.2	4.03
Data Connectivity Service Company	3.1	3.84
Hotel Operator	3.1	3.79
Oil and Gas Field Services	2.5	3.15
Outdoor Advertising Services	1.8	2.21
Internet Advertising	1.1	1.38
Equipment Rental Services	0.6	0.77
Healthcare Billing and Collections	—	—
Energy Efficiency Services	—	—
Enterprise Software Company	(0.6)	(0.79)

Total	$81.1	100.56%

(1)

The Company’s investments are acquired in private transactions exempt from registration under the Securities Act of 1933 and, therefore, are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933.

(2)

A majority of the Company’s variable rate debt investments bear interest at a rate that is determined by reference to LIBOR (“London Interbank Offered Rate”) or the U.S. prime rate, and which is reset daily, monthly, quarterly or semiannually. For each debt investment, the Company has provided the

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2016

interest rate in effect as of June 30, 2016. If no reference to LIBOR or the U.S. prime rate is made, the rate is fixed. A floor is the minimum rate that will be applied in calculating an interest rate. A cap is the maximum rate that will be applied in calculating an interest rate.
(3)

“Control Investments” are investments in those companies that are “Control Investments” of the Company, as defined in the Investment Company Act of 1940. A company is deemed to be a “Control Investment” of Full Circle Capital Corporation if Full Circle Capital Corporation owns more than 25% of the voting securities of such company.

(4)

“Affiliate Investments” are investments in those companies that are “Affiliated Companies” of the Company, as defined in the Investment Company Act of 1940, which are not “Control Investments.” A company is deemed to be an “Affiliate” of Full Circle Capital Corporation if Full Circle Capital Corporation owns 5% or more, but less than 25%, of the voting securities of such company.

(5)	Investments were on non-accrual status as of June 30, 2016.
(6)

The negative fair value is the result of the unfunded commitment being valued below par. These amounts may or may not be funded to the borrowing party now or in the future. The cost basis of the loan reflects the unamortized portion of the “netback” received on the settlement date when the Company acquired the commitment. The par value disclosure represents the size of the commitment.

(7)	Full Circle Capital Corporation’s equity investment in US Shale Solutions, Inc. is held through its wholly owned subsidiary FC Shale Inc.
(8)	Investment is on non-accrual status as of July 19, 2016.
(9)

On August 17, 2016, the Company foreclosed on the commercial property underlying its loan to JN Medical Corporation (“JNI”). Subsequent to the foreclosure, on September 14, 2016 the Company entered into a forbearance agreement with JNI, which among other things, required JNI to enter into a triple net lease agreement with respect to the commercial property and to fund an initial payment of $730,723 to the Company in addition to resuming all other obligations under the loan agreement.

(10)

The Company holds collateralized note obligations from PEAKS Trust 2009-1. ITT Educational Services Inc. (“ITT”) has guaranteed payment on these notes. On August 26, 2016, ITT announced that it would no longer be accepting new students for enrollment during the current academic year. Subsequently ITT terminated operations at its campuses and on September 16, 2016 ITT filed for Chapter 7 bankruptcy. To the degree that ITT has liabilities in excess of the proceeds resulting from the Chapter 7 proceedings, ITT may not be able to meet obligations under its guarantee, which could impair the value of the notes. At August 31, 2016, the Company valued the notes at 70.91% of par value as compared to 83.92% of par value at June 30, 2016. The Company is currently reviewing the situation, but does not expect a significant change in the value of the notes due to the status of ITT.

*

Indicates assets that the Company believes do not represent “qualifying assets” under Section 55(a) of the 1940 Act. Qualifying assets must represent at least 70% of the Company’s total assets at the time of acquisition of any additional non-qualifying assets. Of the Company’s total assets, 5.3% are non-qualifying assets.

**	Security pays all or a portion of its interest in kind.
^	Security is a nonincome-producing security.

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

June 30, 2015

Description and Industry(1)	Type of Investment(2)	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Control Investments(3)
Takoda Resources Inc.* Geophysical Surveying and Mapping Services	Senior Secured Term Loan, 16.00%, 4/1/2016 (9)	$3,054,532	$3,054,532	$161,585	0.16%
	Common Stock ^,(5)	749	—	—	—%

			3,054,532	161,585	0.16%

Texas Westchester Financial, LLC Consumer Financing	Limited Liability Company Interests ^	9,278	491,713	177,500	0.18%
The Finance Company, LLC Consumer Financing	Senior Secured Term Loan, 15.00% (one month LIBOR plus 14.25%, 15.00% floor), 9/30/2015	$4,195,915	4,187,977	4,204,167	4.21%
	Limited Liability Company Interests	50	140,414	802,027	0.80%

			4,328,391	5,006,194	5.01%

TransAmerican Asset Servicing Group, LLC Asset Recovery Services	Senior Secured Revolving Loan, 12.00%, 7/25/2016 (9)	$3,563,246	3,534,960	466,785	0.47%
	Limited Liability Company Interests ^,(6)	75	—	—	—%

			3,534,960	466,785	0.47%

Total Control Investments			11,409,596	5,812,064	5.82%

Affiliate Investments(4)
Modular Process Control, LLC Energy Efficiency Services	Senior Secured Revolving Loan, 14.50% (one month LIBOR plus 13.50%, 14.50% floor), 3/28/2017	$1,297,884	1,294,200	1,175,320	1.18%
	Senior Secured Term Loan, 15.50% (one month LIBOR plus 14.50%, 15.50% floor), 3/28/2017	$4,900,000	4,743,125	2,296,957	2.30%
	Senior Secured Term Loan—Tranche 2, 18.00% (one month LIBOR plus 17.00%, 18.00% floor), 3/28/2017**	$953,143	953,143	191,550	0.19%
	Warrant for 14.50% of the outstanding Class B LLC Interests (at a $0.01 strike price), expires 3/28/2023 ^	1	288,000	—	—%

			7,278,468	3,663,827	3.67%

ProGrade Ammo Group, LLC Munitions	Senior Secured Revolving Loan, 9.19% (one month LIBOR plus 9.00%, 9.19% floor), 3/30/2016 (9)	$1,821,447	1,821,447	1,821,447	1.82%
	Senior Secured Term Loan, 16.19% (one month LIBOR plus 16.00%, 16.19% floor), 3/30/2016(9)	$4,843,750	4,843,750	768,862	0.77%
	Warrants for 19.9% of the outstanding LLC interests (at a $10.00 strike price), expire 8/2/2018 ^	181,240	176,770	—	—%

			6,841,967	2,590,309	2.59%

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2015

Description and Industry(1)	Type of Investment(2)	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Affiliate Investments(4) (continued)
SOLEX Fine Foods, LLC; Catsmo, LLC Food Distributors and Wholesalers	Senior Secured Term Loan, 12.33% (one month LIBOR plus 12.14%), 12/28/2016	$3,861,696	$3,814,813	$3,832,347	3.83%
	Limited Liability Company Interests ^,(7)	1	290,284	—	—%
	Warrants for 1.6% of the outstanding LLC interests (strike price $0.01), expire 12/31/2022 ^,(7)	1	58,055	—	—%

			4,163,152	3,832,347	3.83%

US Oilfield Company, LLC Oil and Gas Field Services	Senior Secured Revolving Loan, 12.69% (one month LIBOR plus 12.50%), 8/13/2017	$545,118	545,118	545,118	0.55%
	Senior Secured Term Loan A, 12.69% (one month LIBOR plus 12.50%), 8/13/2017	$854,167	847,155	840,415	0.84%
	Senior Secured Term Loan B, 12.69% (one month LIBOR plus 12.50%), 8/13/2017	$4,368,132	4,328,366	4,297,805	4.30%
	Warrant for 7.625% of the outstanding Class A voting LLC interests (strike price $0.01), expires 8/13/2024 ^	1	—	—	—%
	Warrants for 1.824% of the outstanding Class B non-voting LLC interests (strike price $0.01), expires 8/13/2024 ^	2	—	—	—

			5,720,639	5,683,338	5.69%

West World Media, LLC Information and Data Services	Limited Liability Company Interests ^,(8)	148,326	430,500	249,451	0.25%

Total Affiliate Investments			24,434,726	16,019,272	16.03%

Other Investments
Ads Direct Media, Inc. Internet Advertising	Senior Secured Term Loan, 13.50% (one month LIBOR plus 13.00%, 13.50% floor) 10/9/2017	$2,406,250	2,387,763	2,392,294	2.39%
	Warrant for 3.25% of outstanding LLC interests (strike price $0.01) expires 10/9/2024 ^	1	—	—	—%

			2,387,763	2,392,294	2.39%

AP Gaming I, LLC Gambling Machine Manufacturer	Unfunded Revolving Loan, 8.25%, 12/20/2018 (10)	$—	(146,988)	(146,988)	(0.15)%
	Senior Secured Term Loan, 9.25% (one month LIBOR plus 8.25%, 9.25% floor) 12/20/2020	$3,989,873	3,950,167	3,950,167	3.95%

			3,803,179	3,803,179	3.80%

Attention Transit Advertising Systems, LLC Outdoor Advertising Services	Senior Secured Term Loan, 11.50%, 9/30/2016	$1,915,341	1,915,341	1,979,058	1.98%

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2015

Description and Industry(1)	Type of Investment(2)	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Other Investments (continued)
Background Images, Inc. Equipment Rental Services	Senior Secured Term Loan—Term A, 14.69% (one month LIBOR plus 14.50%), 7/31/2015	$132,866	$132,866	$146,525	0.15%
	Senior Secured Term Loan—Term B, 16.44% (one month LIBOR plus 16.25%), 7/31/2015	$485,725	485,725	493,449	0.49%

			618,591	639,974	0.64%

Bioventus, LLC Specialty Pharmaceuticals	Subordinated Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 4/10/2020	$6,000,000	5,944,426	5,970,000	5.97%
Butler Burgher Group, LLC Real Estate Management Services	Senior Secured Revolving Loan, 13.50% (one month LIBOR plus 13.25%, 13.50% floor), 6/30/2017	$750,000	745,237	800,000	0.80%
	Senior Secured Term Loan, 13.50% (one month LIBOR plus 13.25%, 13.50% floor), 6/30/2017	$7,349,264	7,302,515	7,716,728	7.72%

			8,047,752	8,516,728	8.52%

Davidzon Radio, Inc. Radio Broadcasting	Senior Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 3/31/2020	$10,897,013	8,991,089	9,262,098	9.27%
Fuse, LLC Television Programming	Senior Secured Note, 10.375%, 7/1/2019	$7,000,000	7,041,962	5,775,000	5.78%
GC Pivotal, LLC Data Connectivity Services Company	Unsecured Notes, 11.00%, 12/31/2020	$3,164,000	3,171,910	3,171,910	3.17%
General Cannabis Corp. Non-Residential Property Owner	Common Stock ^	654,409	515,094	1,308,818	1.31%
GK Holdings Inc. IT and Business Skill Training	Subordinated Secured Term Loan, 10.50% (one month LIBOR plus 9.50%, 10.50% floor), 1/20/2022	$2,000,000	1,962,074	1,980,000	1.98%
Good Technology Corporation Mobile Device Management	Senior Secured Note, 5.00%, 10/1/2017	$10,000,000	8,201,173	8,845,667	8.85%
	Warrants for 203.252 shares (at a $4.92 strike price), expire 9/30/2018 ^	10,000	2,289,400	2,289,400	2.29%

			10,490,573	11,135,067	11.14%

Granite Ridge Energy, LLC Power Generation	Common Stock ^	60,000	12,975,000	12,975,000	12.98%
GW Power, LLC and Greenwood Fuels WI, LLC Electric Services	Senior Secured Term Loan, 12.19% (one month LIBOR plus 12.00%, 12.16% floor), 3/31/2016	$5,320,388	5,299,835	5,255,480	5.26%
Infinite Aegis Group, LLC Healthcare Billing and Collections	Warrant for 2.0% of the outstanding LLC interests (at a $0.01 strike price), expires 8/1/2023 ^	1	107,349	—	—%

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2015

Description and Industry(1)	Type of Investment(2)	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Other Investments (continued)
JN Medical Corporation Biological Products	Senior Secured Term Loan, 11.25%, (one month LIBOR plus 11.00%, 11.25% floor, 12.00% cap), 6/30/2016	$3,500,000	$3,481,766	$3,449,367	3.45%
Lee Enterprises, Incorporated Daily and Weekly Newspaper Publisher	Senior Secured Notes, 9.50%, 3/15/2022	$2,000,000	2,045,000	2,045,000	2.05%
Luling Lodging, LLC Hotel Operator	Senior Secured Term Loan, 12.25% (one month LIBOR plus 12.00%, 12.25% floor), 12/17/2017	$4,500,000	4,463,119	4,303,650	4.31%
Medinet Investments, LLC Medical Liability Claims Factoring	Senior Secured Revolving Loan, 13.50%, (one month LIBOR plus 13.00%, 13.50% floor), 7/23/2017	$188,313	183,211	103,083	0.10%
New Media West, LLC Cable TV/Broadband Services	Senior Secured Term Loan, 9.00%, 12/31/2017 (9)	$3,811,681	3,811,681	—	—%
OPS Acquisitions Limited and Ocean Protection Services Limited* Maritime Security Services	Senior Secured Term Loan, 12.50%, (one month LIBOR plus 12.00%, 12.50% floor), 3/4/2017	$5,950,000	5,913,412	5,968,246	5.97%
PEAKS Trust 2009-1* Consumer Financing	Senior Secured Term Loan, 7.50%, (one month LIBOR plus 5.50%, 7.50% floor), 1/27/2020	$3,450,828	2,947,443	2,705,449	2.71%
PR Wireless, Inc. Wireless Communications	Senior Secured Term Loan, 10.00%, (one month LIBOR plus 9.00%, 10.00% floor), 6/27/2020	$8,415,000	7,618,897	7,573,500	7.58%
	Warrant for 101 shares (at a $0.01 strike price), expires 6/27/2024 ^	1	634,145	378,675	0.38%

			8,253,042	7,952,175	7.96%

Pristine Environments, Inc. Building Cleaning and Maintenance Services	Senior Secured Revolving Loan, 11.70% (one month LIBOR plus 11.50%, 11.70% floor), 3/31/2017	$5,614,310	5,614,310	5,863,211	5.87%
	Senior Secured Term Loan A, 12.70% (one month LIBOR plus 12.50%, 12.70% floor), 3/31/2017	$1,607,656	1,602,678	1,685,037	1.69%
	Senior Secured Term Loan B, 12.70% (one month LIBOR plus 12.50%, 12.70% floor), 3/31/2017	$3,026,563	2,979,285	3,172,039	3.17%

			10,196,273	10,720,287	10.73%

RiceBran Technologies Corporation Grain Mill Products	Senior Secured Revolving Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor), 6/1/2018	$1,000,000	939,362	939,362	0.94%
	Senior Secured Term Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor), 6/1/2018	$2,500,000	2,348,330	2,348,330	2.35%
	Warrants for 300,000 (at a $5.25 strike price), expires 5/12/2020 ^	300,000	39,368	27,000	0.03%

			3,327,060	3,314,692	3.32%

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2015

Description and Industry(1)	Type of Investment(2)	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Other Investments (continued)
Sundberg America, LLC et al. Appliance Parts Distributor	Senior Secured Notes, 9.50%, 4/30/2020	$8,000,000	$7,960,112	$7,960,112	7.97%
The Selling Source, LLC Information and Data Services	Senior Secured Term Loan, 15.00%, 12/31/2017**	$3,869,881	3,855,453	3,140,666	3.14%
US Shale Solutions, Inc. Oil and Gas Field Services	Senior Secured Note, 12.50%, 9/1/2017(9)	$9,000,000	6,641,957	4,455,000	4.46%
	Warrants for 2.78 shares (at a $0.01 strike price), expire 9/1/2024 ^	9,000	114	90	0.00%

			6,642,071	4,455,090	4.46%

Total Other Investments			136,351,581	130,282,423	130.36%

Total Investments			$172,195,903	$152,113,759	152.21%

Counterparty	Instrument	# of Contracts	Notional	Cost	Fair Value	% of Net Asset Value
Open Swap Contract
Reef Road Master Fund, Ltd.	Total Return Swap, Pay Total Return on 60,000 shares of Granite Ridge Energy, LLC, Receive 3.00% Fixed Rate, expires June 29, 2016	1	$12,975,000	$—	$—	—%

The following tables show the fair value of our portfolio of investments by geography and industry as of June 30, 2015.

	June 30, 2015
Geography	Investment at Fair Value (in millions)	Percentage of Net Assets
United States	$145.9	146.08%
United Kingdom	6.0	5.97
Canada	0.2	0.16

Total	$152.1	152.21%

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2015

	June 30, 2015
Industry	Investment at Fair Value (in millions)	Percentage of Net Assets
Power Generation	$13.0	12.98%
Mobile Device Management	11.1	11.14
Building Cleaning and Maintenance Services	10.7	10.73
Oil and Gas Field Services	10.1	10.14
Radio Broadcasting	9.3	9.27
Real Estate Management Services	8.5	8.52
Appliance Parts Distributor	8.0	7.97
Wireless Communications	8.0	7.96
Consumer Financing	7.9	7.90
Specialty Pharmaceuticals	6.0	5.97
Maritime Security Services	6.0	5.97
Television Programming	5.8	5.78
Electric Services	5.2	5.26
Hotel Operator	4.3	4.31
Food Distributors and Wholesalers	3.8	3.83
Gambling Machine Manufacturer	3.8	3.81
Energy Efficiency Services	3.6	3.67
Biological Products	3.4	3.45
Information and Data Services	3.4	3.39
Grain Mill Products	3.3	3.32
Data Connectivity Service Company	3.2	3.17
Munitions	2.6	2.59
Internet Advertising	2.4	2.39
Daily and Weekly Newspaper Publisher	2.0	2.05
IT and Business Skill Training	2.0	1.98
Outdoor Advertising Services	2.0	1.98
Non-Residential Property Owner	1.3	1.31
Equipment Rental Services	0.6	0.64
Asset Recovery Services	0.5	0.47
Geophysical Surveying and Mapping Services	0.2	0.16
Medical Liability Claims Factoring	0.1	0.10
Cable TV/Broadband Services	—	—

Total	$152.1	152.21%

(1)

The Company’s investments are acquired in private transactions exempt from registration under the Securities Act of 1933 and, therefore, are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933.

(2)

A majority of the Company’s variable rate debt investments bear interest at a rate that is determined by reference to LIBOR (“London Interbank Offered Rate”) or the U.S. prime rate, and which is reset daily, monthly, quarterly or semiannually. For each debt investment, the Company has provided the interest rate in effect as of June 30, 2015. If no reference to LIBOR or the U.S. prime rate is made, the rate is fixed. A floor is the minimum rate that will be applied in calculating an interest rate. A cap is the maximum rate that will be applied in calculating an interest rate.

(3)

“Control Investments” are investments in those companies that are “Control Investments” of the Company, as defined in the Investment Company Act of 1940. A company is deemed to be a “Control Investment” of Full Circle Capital Corporation if Full Circle Capital Corporation owns more than 25% of the voting securities of such company.

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS  (Continued)

June 30, 2015

(4)

“Affiliate Investments” are investments in those companies that are “Affiliated Companies” of the Company, as defined in the Investment Company Act of 1940, which are not “Control Investments.” A company is deemed to be an “Affiliate” of Full Circle Capital Corporation if Full Circle Capital Corporation owns 5% or more, but less than 25%, of the voting securities of such company.

(5)	Full Circle Capital Corporation’s equity investment in Takoda Resources Inc. is held through its wholly owned subsidiary FC Takoda Holdings, LLC.
(6)	Full Circle Capital Corporation’s equity investment in TransAmerican Asset Servicing Group, LLC is held through its wholly owned subsidiary TransAmerican Asset Servicing Group, Inc.
(7)	Full Circle Capital Corporation’s equity investments in SOLEX Fine Foods, LLC; Catsmo, LLC are held through its wholly owned subsidiary FC New Specialty Foods, Inc.
(8)

A portion of Full Circle Capital Corporation’s investment in West World Media, LLC is held through its wholly owned subsidiary Full Circle West, Inc. The remainder of the LLC interests are held directly by Full Circle Capital Corporation.

(9)	Investments were on non-accrual status as of June 30, 2015.
(10)	The negative fair value is the result of the unfunded commitment being valued below par. These amounts may or may not be funded to the borrowing party now or in the future.
*

Indicates assets that the Company believes do not represent “qualifying assets” under Section 55(a) of the 1940 Act. Qualifying assets must represent at least 70% of the Company’s total assets at the time of acquisition of any additional non-qualifying assets.

**	Security pays all or a portion of its interest in kind.
^	Security is a nonincome-producing security.

See notes to consolidated financial statements.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 1. Organization

References herein to “we”, “us” or “our” refer to Full Circle Capital Corporation and Subsidiaries (“Full Circle Capital” or the “Company”) unless the context specifically requires otherwise.

We were formed as Full Circle Capital Corporation, a Maryland corporation, on April 16, 2010 and were funded in an initial public offering, or IPO, completed on August 31, 2010. We are a non-diversified, closed-end investment company that has filed an election to be regulated as a business development company, or BDC, under the Investment Company Act of 1940 (the “1940 Act”). As a BDC, we have elected to be treated, and expect to continue to qualify annually, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. We invest primarily in senior secured term debt issued by lower middle-market and middle-market companies. Our investment objective is to generate both current income and capital appreciation through debt and equity investments.

Note 2. Significant Accounting Policies

Use of Estimates and Basis of Presentation

The preparation of the accompanying Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of income and expenses during the reporting period. Changes in the economic environment, financial markets, creditworthiness of our portfolio companies and any other parameters used in determining these estimates could cause actual results to differ materially.

Reclassifications

The June 30, 2015 Consolidated Financial Statements were reclassified in order to conform with the June 30, 2016 Consolidated Financial Statements.

Upon the adoption of Accounting Standards Update (“ASU”) No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”) effective January 1, 2016, debt issuance costs associated with our borrowings, other than our revolving credit facilities, were reclassified as a direct deduction from the carrying amount of the related borrowing. In accordance with ASU No. 2015-15, Interest-Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements-Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting , debt issuance costs associated with our revolving credit facilities remain classified as an asset, regardless of whether there are any outstanding borrowings on the facility.

Investment Classification

We are a non-diversified company within the meaning of the 1940 Act. We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 2. Significant Accounting Policies — (Continued)

days or less, a beneficial ownership of 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright, or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities owned by another company or person.

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Investments in other, non-security financial instruments, such as limited partnerships or private companies, are recorded on the basis of subscription date or redemption date, as applicable. Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments acquired, respectively, in the Consolidated Statements of Assets and Liabilities.

Basis of Consolidation

Under the 1940 Act and the rules thereunder, the rules and regulations pursuant to Article 6 of Regulation S-X, the SEC’s Division of Investment Management’s consolidation guidance in IM Guidance Update No. 2014-11 issued in October 2014 and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services-Investment Companies (“ASC 946”), we are precluded from consolidating any entity other than another investment company that acts as an extension of our investment operations and facilitates the execution of our investment strategy. An exception to this guidance occurs if we have an investment in a controlled operating company that provides substantially all of its services to us. Our Consolidated Financial Statements include our accounts and the accounts of Full Circle West, Inc., FC New Media, Inc., TransAmerican Asset Servicing Group, Inc., FC New Specialty Foods, Inc., FC Shale Inc., and FC Takoda Holdings, LLC, our currently wholly owned, or previously wholly owned, subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Valuation of Investments

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

Investments for which market quotations are readily available are valued using market quotations, which are generally obtained from an independent pricing service or broker-dealers or market makers. Debt and equity securities for which market quotations are not readily available or are not considered to be the best estimate of fair value are valued at fair value as determined in good faith by the Company’s board of directors (the “Board”). Because the Company expects that there will not be a readily available market value for many of the investments in the Company’s portfolio, it is expected that many of the Company’s portfolio investments’ values will be determined in good faith by the Board in accordance with a documented valuation policy that has been reviewed and approved by the Board and in accordance with GAAP. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 2. Significant Accounting Policies — (Continued)

significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

In determining fair value, the Board uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Board. Unobservable inputs reflect the Board’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Securities for which reliable market quotations are not readily available or for which the pricing source does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of the Board or the Audit Committee of the Board (the “Audit Committee”), does not represent fair value, are valued as follows:

1.

The quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals at Full Circle Advisors, LLC (the “Adviser”) who are responsible for the portfolio investment;

2.

Preliminary valuation conclusions are then documented and discussed with the Company’s senior management. Independent third-party valuation firms are engaged by, or on behalf of, the Audit Committee to conduct independent appraisals or review management’s preliminary valuations or make their own independent assessment, for certain assets;

3.

The Audit Committee discusses valuations and recommends the fair value of each investment in the portfolio in good faith based on the input of the Company and, where appropriate, the independent valuation firms; and

4.

The Board then discusses the recommended valuations and determines in good faith the fair value of each investment in the portfolio based upon input from the Company’s senior management, estimates from the independent valuation firms and the recommendations of the Audit Committee.

GAAP establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 2. Significant Accounting Policies — (Continued)

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Board in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Senior and Subordinated Loans

The Company’s portfolio consists primarily of private debt instruments such as senior and subordinated loans. Investments for which market quotations are readily available (“Level 2 Debt”) are generally valued using market quotations, which are generally obtained from an independent pricing service or broker-dealers. For other debt investments (“Level 3 Debt”), market quotations are not available and other techniques are used to determine fair value. The Company considers its Level 3 Debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner, the loan is in covenant compliance or is otherwise not deemed to be impaired. In determining the fair value of the performing Level 3 Debt, the Board considers fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions, success and prepayment fees, and other relevant factors, both qualitative and quantitative. In the event that a Level 3 Debt instrument is not performing, as defined above, the Board may evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the Level 3 Debt instrument.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 2. Significant Accounting Policies — (Continued)

This evaluation will be updated no less than quarterly for Level 3 Debt instruments that are not performing, and more frequently for time periods where there are significant changes in the investor base or significant changes in the perceived value of the underlying collateral. The collateral value will be analyzed on an ongoing basis using internal metrics, appraisals, third-party valuation agents and other data as may be acquired and analyzed by management and the Board.

Investments in Private Companies

The Board determines the fair value of its investments in private companies where no market quotations are readily available (“Level 3 Private Companies”) by incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors, including work performed by third-party valuation agents. The Level 3 Private Companies investments can include limited liability company interests, common stock and other equity investments. These nonpublic investments are included in Level 3 of the fair value hierarchy.

Warrants

The Board ascribes value to warrants based on fair value analyses that can include discounted cash flow analyses, option pricing models, comparable analyses and other techniques as deemed appropriate.

Publicly Traded Common Stock

Publicly traded common stock in an active market (“Level 1 Common Stock”) is valued based on unadjusted quoted prices in active markets for identical Level 1 Common Stock that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 Common Stock.

Swap Contracts

Derivative financial instruments such as swap contracts are valued based on discounted cash flow models and options pricing models, as appropriate. Models use observable data to the extent practicable. However, areas such as credit risk (both our own and that of the counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of derivative financial instruments at the valuation date.

The Company’s accounting policy is to not offset fair value amounts recognized for derivative financial instruments. The related assets and liabilities are presented gross in the Consolidated Statements of Assets and Liabilities. Any cash collateral payables or receivables associated with these instruments are not added to or netted against the fair value amounts of the derivative financial instruments.

All derivative financial instruments are carried in assets when amounts are receivable by the Company and in liabilities when amounts are payable by the Company. During the period a contract is open, changes in the value of the contracts are recognized as unrealized appreciation or depreciation to reflect the fair value of the contract at the reporting date. When the contracts settle, mature, terminate, or

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 2. Significant Accounting Policies — (Continued)

are otherwise closed, the Company records realized gains or losses equal to the difference between the proceeds from (or cost of) the close-out of the contracts and the original contract price. Additionally, the Company records realized gains (losses) on open swap contracts when periodic payments are received or made at the end of each measurement period.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and accrued liabilities, approximate fair value due to their short-term nature. The carrying amounts and fair values of the Company’s long-term obligations are disclosed in Note 8.

Cash

The Company places its cash with Santander Bank, N.A. (“Santander Bank”) and, at times, cash held in such accounts may exceed the Federal Deposit Insurance Corporation insured limit. The Company believes that Santander Bank is a high credit quality financial institution and that the risk of loss associated with any uninsured balances is remote. The Company may invest a portion of its cash in money market funds, within the limitations of the 1940 Act.

Revenue Recognition

Realized gain (loss) on the sale of investments is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Realized gains or losses on the sale of investments are calculated using the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing and/or commitment fees associated with senior and subordinated secured loans are accreted into interest income over the respective terms of the applicable loans. Upon the prepayment of a senior or subordinated secured loan, any unamortized loan origination, closing and/or commitment fees are recorded as interest income. Generally, when a payment default occurs on a loan in the portfolio, or if the Company otherwise believes that the issuer of the loan will not be able to make contractual interest payments, the Company may place the loan on non-accrual status and cease recognizing interest income on the loan until all principal and interest is current through payment, or until a restructuring occurs, and the interest income is deemed to be collectible. The Company may make exceptions to this policy if a loan has sufficient collateral value and is in the process of collection or is viewed to be able to pay all amounts due if the loan were to be collected on through an investment in or sale of the business, the sale of the assets of the business, or some portion or combination thereof.

Dividend income is recorded on the ex-dividend date.

Structuring fees, excess deal deposits, prepayment fees and similar fees are recognized as Other Income from Investments as earned, usually when received, and are non-recurring in nature. Other fee income, including administrative and unused line fees, is included in Other Income from Investments. Income from such sources was $2,193,940 and $727,082 for the years ended June 30, 2016 and 2015, respectively. Management fee income is included in Other Income from Non-Investment Sources. For the

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 2. Significant Accounting Policies — (Continued)

year ended June 30, 2016, the Company earned $36,758 and waived $15,396 of management fee income related to the services performed for FCCIP. For the year ended June 30, 2015, the Company earned $67,163 of management fee income related to the services performed for FCCIP.

Change in unrealized gain (loss) on investments

Net change in unrealized appreciation or depreciation recorded on investments is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

From time to time, the Company may enter into a new transaction with a portfolio company as a result of the sale, merger, foreclosure, bankruptcy or other corporate event involving the portfolio company. In such cases, the Company may receive newly issued notes, securities and/or other consideration in exchange for, or resulting from, the cancellation of the instruments previously held by the Company with regard to that portfolio company. In such cases, the Company may experience a realized loss on the instrument being sold or cancelled, and, concurrently, an elimination of any previously recognized unrealized losses on the portfolio investment. Such elimination of unrealized loss is included on the Consolidated Statements of Operations as an increase in the Net Change in Unrealized Gain (Loss) on Investments.

Federal and State Income Taxes

The Company has elected to be treated as a Registered Investment Company (“RIC”) under subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of the sum of investment company taxable income (“ICTI”) including payment-in-kind (“PIK”) interest, as defined by the Code, and net tax exempt interest income (which is the excess of our gross tax exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under subchapter M of the Code. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed prior to the 15 th day of the ninth month after the tax year-end.

Permanent differences between ICTI and net investment income for financial reporting purposes are reclassified among capital accounts in the Consolidated Financial Statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes. During the years ended June 30, 2016 and 2015, the Company reclassified for book purposes amounts arising from permanent book/tax differences related as follows:

	Year Ended June 30, 2016	Year Ended June 30, 2015
Capital in excess of par value	$(1,987,656)	$(1,302,681)
Accumulated undistributed net investment income	866,605	1,043,849
Accumulated net realized gain (loss) from investments	$1,121,051	$258,832

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 2. Significant Accounting Policies — (Continued)

For income tax purposes, distributions paid to stockholders are reported as ordinary income, return of capital, long term capital gains or a combination thereof. The tax character of distributions paid for the years ended June 30, 2016 and 2015 were as follows:

	Year Ended June 30, 2016	Year Ended June 30, 2015
Ordinary income	$6,093,604	$8,342,307
Distributions of long-term capital gains	—	—
Return of capital	1,051,922	1,302,681

Distributions on a tax basis	$7,145,526	$9,644,988

For federal income tax purposes, the tax cost of investments owned at June 30, 2016 and 2015 was $99,533,983 and $176,255,797, respectively. The net unrealized depreciation on investments owned at June 30, 2016 and 2015 was $18,411,768 and $24,142,039, respectively.

At June 30, 2016 and 2015, the components of distributable earnings on a tax basis detailed below differ from the amounts reflected in the Company’s Consolidated Statements of Assets and Liabilities by temporary and other book/tax differences, primarily relating to the tax treatment of certain investments in partnerships and wholly-owned subsidiary corporations, fee income and organizational expenses, as follows:

	As of June 30, 2016	As of June 30, 2015
Accumulated capital losses	$(29,119,726)	$(8,519,497)
Unrealized depreciation	(18,411,768)	(24,142,039)

Components of distributable earnings at year end	$(47,531,494)	$(32,661,536)

For the years ended June 30, 2016 and 2015, the long-term net capital loss carryfowards were $28,528,499 and $8,519,497, respectively, which will not expire. For the year ended June 30, 2016, the short-term net capital loss carryforwards were $591,260 and for the year ended June 30, 2015, there were no short-term net capital loss carryforwards.

The Company accounts for income taxes in conformity with ASC Topic 740 — Income Taxes (“ASC 740”). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in Consolidated Financial Statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations. There were no material uncertain income tax positions at June 30, 2015. Although we file federal and state tax returns, our major tax jurisdiction is federal. The Company remains subject to examination by the Internal Revenue Service for the first full tax year ending June 30, 2011 and all future years.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 2. Significant Accounting Policies — (Continued)

If we do not distribute (or are not deemed to have distributed) each calendar year sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years (the “Minimum Distribution Amount”), we will generally be required to pay an excise tax equal to 4% of the amount by the which Minimum Distribution Amount exceeds the distributions for the year. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

Distributions

Distributions to common stockholders are recorded on the ex-dividend date. The amounts, if any, of our monthly distributions are approved by our Board each quarter and are generally based upon our management’s estimate of our earnings for the quarter. Net realized capital gains, if any, are distributed at least annually.

Guarantees and Indemnification Agreements

We follow ASC Topic 460 — Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“ASC 460”). The application of ASC 460 elaborates on the disclosure requirements of a guarantor in its interim and annual Consolidated Financial Statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, for those guarantees that are covered by ASC 460, the fair value of the obligation undertaken in issuing certain guarantees. ASC 460 did not have a material effect on the Consolidated Financial Statements. Refer to Note 5 for further discussion of guarantees and indemnification agreements.

Per Share Information

Basic and diluted earnings (loss) per common share is calculated using the weighted average number of common shares outstanding for the period presented. For the years ended June 30, 2016 and 2015, basic and diluted earnings (loss) per share, were the same because there are no potentially dilutive securities outstanding.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1, “Expenses of Offering”. Deferred offering costs consist principally of legal and audit costs incurred through the balance sheet date that are related to an offering of equity securities. Such costs are charged against the gross proceeds of the offering or will be charged to the Company’s operations if the offering is not completed. Offering expenses related to the Company’s July 14, 2014, March 30, 2015, and April 13, 2015 offerings were $1,442,780. Refer to Note 6. Previously deferred costs charged to the Company’s operations during the year ended June 30, 2016 were $320,910 and are included in Other in the Statement of Operations.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 2. Significant Accounting Policies — (Continued)

Recent Accounting Pronouncements

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015. The Company does not believe this standard will have an impact on its Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 affects accounting for equity investments and financial liabilities where the fair value option has been elected. ASU 2016-01 requires an entity to measure equity investments at fair value through net income. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact on the Consolidated Financial Statements.

Note 3. Concentration of Credit Risk and Liquidity Risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company utilizes one financial institution to provide financing, which may be essential to its business. There are a number of other financial institutions available that could potentially provide the Company with financing. Management believes that such other financial institutions would likely be able to provide similar financing with generally comparable terms. However, a change in financial institutions at the present time could cause a delay in service provisioning or result in potential lost opportunities, which could adversely affect operating results.

Note 4. Earnings (Loss) per Common Share — Basic and Diluted

The following information sets forth the computation of basic and diluted earnings (loss) per common share for the years ended June 30, 2016 and 2015:

	Year Ended June 30, 2016	Year Ended June 30, 2015
Per Share Data(1) :
Net Increase (Decrease) in Net Assets Resulting from Operations	$(9,700,162)	$(5,200,728)
Weighted average shares outstanding for period basic and diluted	22,662,947	14,803,637

Basic and diluted earnings (loss) per common share	$(0.43)	$(0.35)

(1)	Per share data is based on weighted average shares outstanding.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 5. Related Party Agreements and Transactions

Investment Advisory Agreement

On June 22, 2016, the Board re-approved the investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser under which the Adviser, subject to the overall supervision of the Board, manages the day-to-day operations of, and provides investment advisory services to, us. Under the terms of the Investment Advisory Agreement, our Adviser: (i) determines the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments the Company makes.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Company are not impaired. For providing these services, the Adviser receives a fee from the Company consisting of two components, a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 1.75% of the Company’s gross assets, as adjusted. For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of the Company’s gross assets, as adjusted, at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter will be appropriately prorated.

The total base management fees earned by the Adviser for the years ended June 30, 2016 and 2015 were $1,992,111 and $2,280,058, respectively. The total base management fee payable to the Adviser as of June 30, 2016 and 2015 was $379,944 and $580,607, respectively, after reflecting payments of $2,192,774 and $2,175,046 for the years ended June 30, 2016 and 2015, respectively, and is included in the Consolidated Statements of Assets and Liabilities in Due to Affiliates.

The incentive fee has two parts. The first part of the incentive fee (the “Income incentive fee”) is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as prepayment fees, management fee income and similar fees that the Company receives from portfolio companies, including administrative and unused line fees accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement to Full Circle Service Company (the “Administrator”), and any interest expenses and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay in kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income does not include organizational costs or any realized capital gains, computed net of all realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a hurdle of 1.75% per quarter (7.00% annualized). The Company’s net investment income

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 5. Related Party Agreements and Transactions — (Continued)

used to calculate this part of the incentive fee is also included in the amount of the Company’s gross assets used to calculate the 1.75% base management fee. The Company pays the Adviser an incentive fee with respect to its pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which the Company’s pre-incentive fee net investment income does not exceed the hurdle of 1.75%;

•

100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized). The Company refers to this portion of our pre-incentive fee net investment income (which exceeds the hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide our investment adviser with 20% of the Company’s pre-incentive fee net investment income as if a hurdle did not apply if this net investment income exceeds 2.1875% in any calendar quarter; and

•

20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to the Adviser (once the hurdle is reached and the catch-up is achieved, 20% of all pre-incentive fee investment income thereafter is allocated to the Adviser).

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

Income incentive fees of $1,263,241 and $1,798,000 were earned by the Adviser for the years ended June 30, 2016 and 2015, respectively, and the total income incentive fee payable to the Adviser as of June 30, 2016 and 2015, was $0 and $462,350, respectively, after reflecting payment of $1,478,712 and $1,705,782 during the years ended June 30, 2016 and 2015, respectively, and is included in the Consolidated Statements of Assets and Liabilities in Due to Affiliates. The Adviser waived $246,879 of income incentive fees for the year ended June 30, 2016 which are included in fees waiver and expense reimbursement on the Consolidated Statements of Operations. Any such fees are not subject to reimbursement or recoupment by the Adviser.

The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date) and will equal 20% of the Company’s realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees with respect to each of the investments in our portfolio, provided that, the incentive fee determined as of December 31, 2010 was calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation from the inception of Full Circle Capital. There were no incentive fees earned on realized capital gains for the years ended June 30, 2016 and 2015.

The Adviser agreed to reimburse the Company for any operating expenses, excluding interest expenses, investment advisory and management fees, and offering expenses, in excess of 1.50% of our net assets, beginning with our fiscal quarter ended September 30, 2014 through the end of the Company’s fiscal year 2015. For the Company’s fiscal year 2016 and beyond, the Adviser had agreed to

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 5. Related Party Agreements and Transactions — (Continued)

reimburse the Company for any operating expenses, excluding interest expenses, investment advisory and management fees, and offering expenses, in excess of 1.75% of our net assets; however, on February 11, 2016, the Board authorized the termination of the Adviser’s operating expense reimbursement obligations, effective as of January 1, 2016. The expense reimbursements from the Adviser for the years ended June 30, 2016 and 2015 were $506,364 and $989,818, respectively, and is included in the fees waiver and expense reimbursement line on the Consolidated Statements of Operations.

The Adviser had agreed to reimburse the Company for any operating expenses, excluding interest expenses, investment advisory and management fees, and organizational and offering expenses, in excess of 2% of our net assets for the first twelve months following the completion of the initial public offering, which occurred on August 31, 2010.

For the periods commencing on April 1, 2015 and ending on June 30, 2015, and commencing on July 1, 2015 and ending on June 30, 2016, Full Circle Advisors had agreed to waive the portion of the base management fees and incentive fees that Full Circle Advisors would otherwise be entitled to receive pursuant to our Investment Advisory Agreement to the extent required in order for the Company to earn net investment income sufficient to support the distribution payment on the shares of the Company’s common stock outstanding on the relevant record date for each monthly distribution as then declared by the Board; however, on February 11, 2016, the Board authorized the termination of the Adviser’s management fee and incentive fee waiver, effective as of January 1, 2016. Full Circle Advisors will not be entitled to recoup any amounts previously waived pursuant to this agreement. For the year to date period ending December 31, 2015, $214,129 of the base management fee waiver was accrued for and is included in the fees waiver and expense reimbursement line in the Consolidated Statements of Operations.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Company.

Administration Agreement

On June 22, 2016, the Board re-approved the Administration Agreement with the Administrator under which the Administrator, among other things, furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, the Administrator also performs, or oversees the performance of, the Company’s required administrative services, which include, among other things, being responsible for the financial records which the Company is required to maintain and preparing reports to its stockholders. In addition, the Administrator assists the Company in determining and publishing its net asset value, oversees the preparation and filing of the Company’s tax returns and the printing and dissemination of reports to its stockholders, and generally oversees the payment of the Company’s expenses and the performance of

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 5. Related Party Agreements and Transactions — (Continued)

administrative and professional services rendered to the Company by others. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of Full Circle Service Company’s overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the compensation of our chief financial officer and our allocable portion of the compensation of any administrative support staff employed by the Administrator, directly or indirectly. Under the Administration Agreement, the Administrator will also provide on our behalf managerial assistance to those portfolio companies that request such assistance. The Administration Agreement may be terminated by either party, without penalty, upon 60 days’ written notice to the other party.

The Administrator and Conifer Asset Solutions LLC (“Conifer” or the “Sub-Administrator”) may also provide administrative services to the Adviser to satisfy the Adviser’s obligation to us under the Investment Advisory Agreement. As a result, the Adviser also reimburses the Administrator and/or the Sub-Administrator for its allocable portion of the Administrator’s and/or Sub-Administrator’s overhead, including rent, the fees and expenses associated with performing compliance functions for Full Circle Advisors, and its allocable portion of the compensation of any administrative support staff. To the extent the Adviser or any of its affiliates manage other investment vehicles in the future, no portion of any administrative services provided by the Administrator to such other investment vehicles will be charged to the Company.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Full Circle Capital for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Company.

Sub-Administration Agreement

The Administrator has engaged Conifer to provide certain administrative services to the Company on behalf of the Administrator. In exchange for providing such services, the Administrator pays Conifer an asset-based fee with a $200,000 annual minimum as adjusted for any reimbursement of expenses. This asset-based fee will be reimbursed to the Administrator by the Company and will vary depending upon the Company’s gross assets, as adjusted, as follows:

Gross Assets	Fee
first $150 million of gross assets	20 basis points (0.20%)
next $150 million of gross assets	15 basis points (0.15%)
next $200 million of gross assets	10 basis points (0.10%)
in excess of $500 million of gross assets	5 basis points (0.05%)

For the years ended June 30, 2016 and 2015, the Company incurred $764,277 and $731,447, respectively, of expenses under the Administration Agreement, $246,268 and $256,236, respectively, of which were earned by the Sub-Administrator and $305,226 and $303,652, respectively, were reimbursed for officers’ compensation. The remaining $212,783 and $171,559, respectively, were recorded as an

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 5. Related Party Agreements and Transactions — (Continued)

Allocation of Overhead Expenses in the Consolidated Statements of Operations. For the year ended June 30, 2016, the Company reimbursed Full Circle Service Company $23,374 for travel expenses borne by related parties that were the responsibility of the Company. These amounts are included as Other in the Consolidated Statements of Operations.

FC Capital Investment Partners, LLC

On June 4, 2014, the Company formed FC Capital Investment Partners, LLC (“FCCIP”), a multiple series private fund, for which the Company serves as the managing member and investment adviser. FCCIP was formed as a Delaware limited liability company and operates under a Limited Liability Company Agreement dated June 13, 2014. FCCIP closed its first series on June 17, 2014, raising approximately $5.6 million in capital from investors. FCCIP closed its second series on September 25, 2014, raising approximately $10.0 million in capital from investors. On November 30, 2015, the second series ceased investing and was liquidated after full realization of proceeds from its investment strategy. The Company may co-invest in certain portfolio investments from time to time with one or more series issued by FCCIP where the Company determines that the aggregate available investment opportunity exceeds what it believes would be appropriate for the Company to acquire directly, subject to certain conditions. During the year ended June 30, 2016, the Company earned $36,758 and waived $15,396 of management fee income related to the services performed for FCCIP. During the year ended June 30, 2015, the Company earned $67,163 of management income related to services performed for FCCIP. Such amounts are included in Other Income from Non-Investment Sources on the Consolidated Statements of Operations.

Managerial Assistance

As a business development company, the Company offers, and must provide upon request, managerial assistance to certain of its portfolio companies. This assistance could involve, among other things, monitoring the operations of the Company’s portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. With regard to the Control Investment in Texas Westchester Financial, LLC, the Company has provided managerial assistance during the period for which no fees were charged. The Company’s Chairman, John Stuart, previously served as a director of The Finance Company, LLC, which was previously a Control Investment.

Houlihan Lokey

Houlihan Lokey, an affiliated entity of one of the Company’s directors, provided services to the Company during the period subject to an Engagement Letter approved by the Special Committee of the Board of Directors. The director affiliated with Houlihan Lokey did not participate in this decision making and selection process or any subsequent activities of the Special Committee. The amount of expenses incurred under this agreement were $500,000 and is included in the Consolidated Statements of Operations in Professional Services Expense.

Note 6. Equity Offerings, Related Expenses, and Other Stock Issuances

Equity offerings are included in the Company’s capital accounts on the date that the Company assumes the obligation to issue the shares. For purposes of the calculation of Net Asset Value Per Share,

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 6. Equity Offerings, Related Expenses, and Other Stock Issuances — (Continued)

Earnings Per Share and Per Share Data, the related shares are treated as outstanding on the same date that the equity offering is included in the Company’s capital accounts.

Offering expenses are generally charged against paid-in capital in excess of par. The proceeds raised, the related underwriting fees, the offering expenses, and the price at which common stock was issued, since inception, are detailed in the following table:

Issuances of Common Stock	Number of Shares Issued		Gross Proceeds Raised, Net Assets Acquired and Dividends Reinvested	Underwriting Fees		Offering Expenses	Gross Offering Price
April 16, 2010	100		$1,500	$—		$—	$15.00 per/share
August 31, 2010	4,191,415	(1)	$42,425,564	$—		$—	$10.13 per/share	(2)
August 31, 2010	2,000,000		$18,000,000	$1,350,000		$1,052,067	$9.00 per/share
November 27, 2012	1,350,000		$10,665,000	$533,250		$153,330	$7.90 per/share
January 14, 2014	1,892,300	(3)	$13,492,099	$539,684		$261,994	$7.13 per/share
February 27, 2014	630,000		$4,920,300	$—	(4)	$47,236	$7.81 per/share
June 19, 2014	1,351,352		$10,000,005	$—	(4)	$44,826	$7.40 per/share
July 14, 2014	506,000		$3,744,400	$—	(4)	$37,775	$7.40 per/share
March 30, 2015	11,205,921		$39,220,723	$952,214	(5)	$449,446	$3.50 per/share
April 13, 2015	80,475		$281,663	$—		$3,345	$3.50 per/share

(1)

Includes 403,662 shares that were issued on September 30, 2010 upon the expiration of the overallotment option granted to the underwriters in connection with our initial public offering. Such shares were deemed to be outstanding at August 31, 2010.

(2)	Based on weighted average price assigned to shares.
(3)

Includes 242,300 overallotment shares that were granted to the underwriters in connection with our January 14, 2014 follow-on offering. The underwriters exercised their option to purchase additional shares on January 27, 2014. Such shares were deemed to be outstanding at January 14, 2014.

(4)	This was a registered offering placed directly with investors.
(5)	Shares were issued pursuant to a rights offering. The dealer manager received $952,214 for services provided in connection with the rights offering.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 6. Equity Offerings, Related Expenses, and Other Stock Issuances — (Continued)

On August 26, 2015, the Board authorized the purchase of an additional 1.0 million shares to increase and provide for the purchase of up to 2.0 million shares of the outstanding common stock as part of the share repurchase program. Under the repurchase program, the Company may, but is not obligated to, repurchase its outstanding common stock in the open market from time to time. The timing and number of shares to be repurchased in the open market will depend on a number of factors, including market conditions and alternative investment opportunities. In addition, any repurchases will be conducted in accordance with the 1940 Act. The number of shares repurchased, the repurchase price, cost and weighted average discount per share is summarized in the following table:

Repurchase of Common Stock	Number of Shares Repurchased	Average Repurchase Price	Total Cost	Weighted Average Discount Per Share
Three months ended September 30, 2015	472,407	$3.19 per/share	$1,504,819	25.9	%(1)
Three months ended December 31, 2015	290,780	$3.16 per/share	$917,566	21.1	%(2)

(1)	The average discount rate per share, based upon the Net Asset Value per share at June 30, 2015, is weighted based upon the total shares repurchased during the period.
(2)	The average discount rate per share, based upon the Net Asset Value per share at September 30, 2015, is weighted based upon the total shares repurchased during the period.

For the three months ended March 31, 2016 and June 30, 2016, the Company did not repurchase any shares under the share repurchase program. As of September 28, 2016, the Company has repurchased an aggregate of 763,187 shares under the share repurchase program at the weighted average price of $3.17 per share, resulting in $2.4 million of cash paid, under the program.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 7. Financial Highlights

	Year Ended June 30, 2016	Year Ended June 30, 2015	Year Ended June 30, 2014		Year Ended June 30, 2013		Year Ended June 30, 2012
Per Share Data(1) :
Net asset value at beginning of period	$4.30	$6.38	$8.01		$8.59		$9.08
Accretion (dilution) from offering(s)(2)	—	(0.92)	0.03		(0.18)		—
Accretion from share repurchases(3)	0.03	—	—		—		—
Offering costs	—	(0.06)	(0.04)		(0.02)		—
Net investment income (loss)	0.28	0.63	0.71		0.77		0.78
Net change in unrealized gain (loss)	0.24	(0.51)	(1.36)		0.37		(0.32)
Net realized gain (loss)	(0.94)	(0.51)	(0.11)		(0.60)		(0.03)
Dividends from net investment income	(0.28)	(0.63)	(0.69)		(0.78)		(0.80)
Return of capital	(0.04)	(0.08)	(0.17)		(0.14)		(0.12)

Net asset value at end of period	$3.59	$4.30	$6.38		$8.01		$8.59

Per share market value at end of period	$2.70	$3.57	$7.81		$7.83		$7.65
Total return based on market value(4)	(14.98)%	(46.78)%	11.51%		15.12%		8.71%
Total return based on net asset value(4)	(6.15)%	(21.53)%	(11.00)%		4.94%		6.20%
Shares outstanding at end of period	22,472,243	23,235,430	11,443,034		7,569,382		6,219,382
Weighted average shares outstanding for period	22,662,947	14,803,637	8,698,814		7,018,286		6,219,382
Ratio/Supplemental Data:
Net assets at end of period	$80,670,495	$99,938,567	$72,980,277		$60,644,039		$53,442,785
Average net assets	$90,618,873	$78,137,174	$64,360,541		$57,842,601		$55,531,518
Ratio of gross operating expenses to average net assets	12.29%	13.51%	12.11%		11.52%		9.56%
Ratio of net operating expenses to average net assets	11.22%	11.69%	12.11%		11.52%		8.99%
Ratio of net investment income (loss) to average net assets	6.94%	11.02%	9.37%		9.30%		8.70%
Ratio of net operating expenses excluding management fees (net of waiver), incentive fees, and interest expense to average net assets	3.67%	1.51%	3.04%		3.53%		3.15%
Portfolio Turnover	82%	74%	88	%(5)	73	%(5)	58	%(5)

(1)	Financial highlights are based on weighted average shares outstanding.
(2)	Accretion and dilution from offering(s) is based on the net change in net asset value from each follow-on offering.
(3)	Accretion from share repurchases during the period is based on the net change in net asset value from the share repurchases.
(4)

Total return based on market value is based on the change in market price per share and assumes that dividends are reinvested in accordance with our dividend reinvestment plan. Total return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in the period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan. The total returns are not annualized.

(5)	Unaudited

Note 8. Long Term Liabilities

Line of Credit

On June 3, 2013, the Company entered into a credit facility (the “Credit Facility”) with Santander Bank. The facility size was originally $32.5 million and replaced the Company’s credit facility with FCC. LLC d/b/a First Capital. The Credit Facility was subsequently increased to $45.0 million on November 6, 2013. On September 12, 2014, the Company entered into an amendment to our Credit Facility with Santander Bank to give the Company the option to increase the size of the facility from $45.0 million to $60.0 million and to provide additional criteria for eligibility of loans under the borrowing base under the Credit Facility. The Company did not exercise its option to expand the Credit Facility. On June 3,

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 8. Long Term Liabilities — (continued)

2016, the Company entered into a further amendment to its credit facility with Santander Bank to, among other things, (i) reduce the size of the facility from $45.0 million to $5.0 million, (ii) extend the termination date until October 3, 2016 and (iii) limit the Company’s ability to make any dividends, distributions, redemptions or other acquisitions of securities or other equity interests in the Company in excess of $10.0 million in the aggregate through October 3, 2016.

The Credit Facility matures on October 3, 2016 and bears interest based on a tiered rate structure, depending upon utilization, ranging from LIBOR (one month, two month or three month, depending on the Company’s option) plus 3.25% to 4.00% per annum, or from Santander Bank’s prime rate plus 1.25% to 2.00% per annum, based on the Company’s election. As of June 30, 2016, one month LIBOR, two month LIBOR, and three month LIBOR were 0.47%, 0.55%, and 0.65%, respectively. As of June 30, 2016, the Prime Rate was 3.50%. In addition, a fee of 0.50% to 1.00% per annum, depending on utilization, is charged on unused amounts under the Credit Facility. The Credit Facility is secured by all of the Company’s assets. Under the Credit Facility, the Company has made certain customary representations and warranties, and is required to comply with various covenants, reporting requirements and other customary requirements, including a minimum balance sheet leverage ratio, for similar credit facilities. The Credit Facility includes usual and customary events of default for credit facilities of this nature.

The fees and expenses associated with opening and expanding the Credit Facility are being amortized over the term of the Credit Facility in accordance with ASC 470, Debt. In accordance with ASU No. 2015-15, Interest-Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements-Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting, debt issuance costs associated with our revolving credit facilities remain classified as an asset, regardless of whether there are any outstanding borrowings on the facility. As of June 30, 2016, of the total $830,104 of fees and expenses incurred, $51,486 remains to be amortized and is reflected as Deferred Credit Facility Fees on the Consolidated Statements of Assets and Liabilities.

At June 30, 2016 and June 30, 2015, the Company did not have any outstanding borrowings under the Credit Facility.

Notes Payable

On June 28, 2013, the Company issued $21.1 million in aggregate principal amount of 8.25% Notes due June 30, 2020 (the “Notes”) (including a partial exercise of the underwriters’ overallotment option in July 2013) for net proceeds of $20.0 million after deducting underwriting commissions of approximately $860,822 and offering expenses of $246,453.

On July 14, 2014, the Company closed an offering of $12.5 million in aggregate principal amount of the Notes. The Notes were sold at price of $25.375 per Note plus accrued interest from June 30, 2014, a premium to par value of $25.00 per Note for total gross proceeds of approximately $12.7 million. The Notes are a further issuance of rank, equally in right of payment with, and form a single series with the $21.1 million of currently outstanding Notes that will mature on June 30, 2020 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after June 30, 2016. The Notes are listed on the NASDAQ Global Market and trade under the trading symbol “FULLL”.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 8. Long Term Liabilities — (continued)

The offering expenses and underwriting commissions are being amortized over the term of the Notes in accordance with ASC 470, Debt. Additionally, in accordance with ASU 2015-03, debt issuance costs related to the Notes are reported on the Consolidated Statements of Assets and Liabilities as a direct deduction from the face amount of the Notes. As such, as of June 30, 2016, of the total $1,150,940 issuance costs incurred, $675,046 remains to be amortized and is included in, and offsets, the Notes Payable balance in the Consolidated Statements of Assets and Liabilities. Additionally, $135,498 of the $187,500 premium related to the July 14, 2014 issuance remains unamortized and is included in the Notes Payable balance in the Consolidated Statements of Assets and Liabilities.

As of June 30, 2015, of the total $1,150,940 issuance costs incurred, $833,541 remained to be amortized and is included in, and offsets, the Notes Payable balance in the Consolidated Statements of Assets and Liabilities. Additionally, $158,504 of the $187,500 premium related to the July 14, 2014 issuance remained unamortized and is included in the Notes Payable balance in the Consolidated Statements of Assets and Liabilities.

The Notes were issued pursuant to an indenture, dated June 3, 2013, as supplemented by the first supplemental indenture, dated June 28, 2013 (collectively, the “Indenture”), between the Company and U.S. Bank National Association (the “Trustee”). The Notes are unsecured obligations of the Company and rank senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to the Company’s existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of the Company’s secured indebtedness (including existing unsecured indebtedness that is later secured) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries or financing vehicles. Interest on the Notes is paid quarterly in arrears on March 30, June 30, September 30 and December 30, at a fixed rate of 8.25% per annum, beginning September 30, 2013. The Notes mature on June 30, 2020 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after June 30, 2016. The Notes are listed on the Nasdaq Global Market under the trading symbol “FULLL” with a par value of $25.00 per share.

The Indenture contains certain covenants, including covenants requiring compliance with (regardless of whether the Company is subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring the Company to provide financial information to the holders of the Notes and the Trustee if the Company ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the Indenture. The Company may repurchase the Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any Notes repurchased by the Company may, at the Company’s option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by the Company. Any Notes surrendered for cancellation will be promptly cancelled and no longer outstanding under the Indenture. As of June 30, 2016, the Company had not repurchased any of the Notes in the open market.

At June 30, 2016 and June 30, 2015, the Company had a principal balance of $33,645,525 on the Notes, which is included in Notes Payable in the Consolidated Statements of Assets and Liabilities.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 8. Long Term Liabilities — (continued)

The following shows a summary of the Long Term Liabilities as of June 30, 2016 and June 30, 2015:

As of June 30, 2016

Facility	Commitments	Borrowings Outstanding	Fair Value
Credit Facility(1)	$5,000,000	$—	$—
Notes	33,645,525	33,645,525	34,264,603

Total	$38,645,525	$33,645,525	$34,264,603

As of June 30, 2015

Facility	Commitments	Borrowings Outstanding	Fair Value
Credit Facility(1)	$45,000,000	$—	$—
Notes	33,645,525	33,645,525	34,049,271

Total	$78,645,525	$33,645,525	$34,049,271

(1)

On September 12, 2014, the Company entered into an amendment to our Credit Facility with Santander Bank to give the Company the option to increase the size of the facility from $45.0 million to $60.0 million and to provide additional criteria for eligibility of loans under the borrowing base under the credit facility. The Company did not exercise its option to expand the facility. On June 3, 2016, the Company entered into a further amendment to the Credit Facility with Santander Bank to, among other things, (i) reduce the size of the facility from $45.0 million to $5.0 million, (ii) extend the termination date until October 3, 2016 and (iii) limit the Company’s ability to make any dividends, distributions, redemptions or other acquisitions of securities or other equity interests in the Company in excess of $10.0 million in the aggregate through October 3, 2016.

The fair values of the Company’s Credit Facility and Notes are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s Notes is determined by utilizing market quotations at the measurement date.

Note 9. Fair Value Measurements

The Company’s assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Topic 820 — Fair Value Measurements and Disclosures (“ASC 820”). See Note 2 for a discussion of the Company’s policies.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 9. Fair Value Measurements — (continued)

The following tables present information about the Company’s assets measured at fair value as of June 30, 2016 and June 30, 2015:

	As of June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Senior and Subordinated Loans, at fair value	$—	$—	$80,701,466	$80,701,466
Limited Liability Company Interests, at fair value	—	—	100,000	100,000
Investments in Warrants, at fair value	—	—	320,749	320,749

Total Assets	$—	$—	$81,122,215	$81,122,215

	As of June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Senior and Subordinated Loans, at fair value	$—	$12,275,000	$121,630,798	$133,905,798
Limited Liability Company Interests, at fair value	—	—	1,228,978	1,228,978
Investments in Warrants, at fair value	—	90	2,695,075	2,695,165
Common Stock, at fair value	1,308,818	—	12,975,000	14,283,818
Open Swap Contract, at fair value	—	—	—	—

	$1,308,818	$12,275,090	$138,529,851	$152,113,759

During the year ended June 30, 2016, the senior secured term loan and warrants in US Shale Solutions, Inc. were transferred from Level 2 to Level 3. During the year ended June 30, 2015, a portion of the Level 3 General Cannabis Corp. warrant was converted into Level 1 Common Stock.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the net unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 9. Fair Value Measurements — (continued)

The tables below reflect the changes in Level 3 assets and liabilities measured at fair value for the years ended June 30, 2016 and 2015.

	Year Ended June 30, 2016
	Beginning Balance July 1, 2015	Amortization & Accretion of Fixed Income Premiums & Discounts	Realized & Unrealized Gains (Losses)	Transfers Into Level 3(2)	Purchases(1)	Sales & Settlements	Ending Balance June 30, 2016	Change in Unrealized Gains (Losses) for Investments still held at June 30, 2016
Assets
Senior and Subordinated Loans, at fair value	$121,630,798	$1,553,243	$(9,832,169)	$4,455,000	$87,604,057	$(124,709,463)	$80,701,466	$(9,580,531)
Limited Liability Company Interests, at fair value	1,228,978	—	(2,448,791)	—	4,325,739	(3,005,926)	100,000	(4,225,839)
Warrants, at fair value	2,695,075	—	(2,374,416)	90	—	—	320,749	(84,926)
Common Stock, at fair value	12,975,000	—	2,145,000	—	—	(15,120,000)	—	—

Total Assets	138,529,851	1,553,243	(12,510,376)	4,455,090	91,929,796	(142,835,389)	81,122,215	(13,891,296)

Liabilities
Open Swap Contract, at fair value	—	—	(1,882,293)	—	1,882,293	—	—	—

Net	$138,529,851	$1,553,243	$(14,392,669)	$4,455,090	$93,812,089	$(142,835,389)	$81,122,215	$(13,891,296)

(1)	Includes PIK interest.
(2)	Represents the transfer of US Shale Solutions, Inc. into Level 3.

	Year Ended June 30, 2015
	Beginning Balance July 1, 2014	Amortization & Accretion of Fixed Income Premiums & Discounts	Realized & Unrealized Gains (Losses)	Transfers out of Level 3(2)	Purchases(1)	Sales & Settlements	Ending Balance June 30, 2015	Change in Unrealized Gains (Losses) for Investments still held at June 30, 2015
Assets
Senior and Subordinated Loans, at fair value	$111,079,608	$1,371,720	$(6,728,531)	$—	$113,149,706	$(97,241,705)	$121,630,798	$(7,918,295)
Limited Liability Company Interests, at fair value	3,875,583	—	(2,474,886)	—	—	(171,719)	1,228,978	(1,171,144)
Warrants, at fair value	3,060,421	—	(2,194,114)	(486,786)	2,328,768	(13,214)	2,695,075	(337,902)
Common Stock, at fair value	—	—	—	—	12,975,000	—	12,975,000	—
Open Swap Contract, at fair value	—	—	1,081	—	—	(1,081)	—	—

	$118,015,612	$1,371,720	$(11,396,450)	$(486,786)	$128,453,474	$(97,427,719)	$138,529,851	$(9,427,341)

(1)	Includes PIK interest.
(2)	Represents the transfer of a portion of the General Cannabis Corp. warrant out of Level 3 into Level 1 Common Stock upon conversion.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 9. Fair Value Measurements — (Continued)

Realized and unrealized gains and losses are included in net realized gain (loss) and net change in unrealized gain (loss) in the Consolidated Statements of Operations. The change in unrealized losses for Level 3 investments still held at June 30, 2016 of $13,891,296 is included in net change in unrealized gain (loss) in the Consolidated Statements of Operations for the year ended June 30, 2016. The change in unrealized losses for Level 3 investments still held at June 30, 2015 of $9,427,341 is included in net change in unrealized gain (loss) in the Consolidated Statements of Operations for the year ended June 30, 2015.

The following table provides quantitative information regarding Level 3 fair value measurements as of June 30, 2016:

Description	Fair Value	Valuation Technique	Unobservable Inputs	Range (Average)(1)
Senior and Subordinated Loans	$67,666,509	Discounted cash flows (income approach)	Discount Rate	3.70% - 50.00% (13.12%)
	5,359,848	Precedent Transactions	Transaction Value	N/A
	7,675,109	Liquidation Value	Asset Value	N/A

Total	80,701,466

Limited Liability Interests and Warrants (Private Companies)	209,844	Market comparable companies (market approach)	EBITDA multiple	6.00x –6.00x (6.00x)
	100,000	Liquidation Value	Asset Value	N/A

Total	309,844

Warrant (Public Companies)	110,905	Option Pricing Model	Volatility	50.00% - 61.40% (55.70%)

Total Level 3 Investments	$81,122,215

(1)	The average values were determined using the weighted average of the fair value of the investments in each investment category.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 9. Fair Value Measurements — (Continued)

The following table provides quantitative information regarding Level 3 fair value measurements as of June 30, 2015:

Description	Fair Value	Valuation Technique	Unobservable Inputs	Range (Average)(1)
Senior and Subordinated Loans	$91,569,415	Discounted cash flows (income approach)	Discount Rate	8.51% – 55.00% (16.27%)
	26,739,621	Precedent Transactions	Transaction Value	N/A
	3,321,762	Liquidation Value	Asset Value	N/A

Total	121,630,798

Limited Liability Interests, Warrants, and Common Stock (Private Companies)	3,719,553	Market comparable companies (market approach)	EBITDA multiple	4.00x – 7.25x (5.15x)
	12,975,000	Precedent Transactions	Transaction Value	N/A
	177,500	Liquidation Value	Asset Value	N/A

Total	16,872,053

Warrant (Public Companies)	27,000	Option Pricing Model	Volatility	32.588%
Open Swap Contract	—	Option Pricing Model	Broker Quotes	$212.50/share – $220.00/share ($216.50/share)

Total Level 3 Investments	$138,529,851

(1)	The average values were determined using the weighted average of the fair value of the investments in each investment category.

The primary significant unobservable input used in the fair value measurement of the Company’s debt securities (first lien debt, second lien debt and subordinated debt), including income-producing investments in funds, is the discount rate. Significant increases (decreases) in the discount rate in isolation would result in a significantly lower (higher) fair value measurement. In determining the discount rate, for the income, or yield, approach, the Company considers current market yields and multiples, portfolio company performance, leverage levels and credit quality, among other factors in its analysis. Changes in one or more of these factors can have a similar directional change on other factors in determining the appropriate discount rate to use in the income approach.

The primary significant unobservable input used in the fair value measurement of the Company’s private equity and warrant investments is the EBITDA multiple, which is used to determine the Enterprise Value. Significant increases (decreases) in the Enterprise Value in isolation would result in a significantly higher (lower) fair value measurement. To determine the Enterprise Value for the market approach, the Company considers current market trading and/or transaction multiples, portfolio company performance (financial ratios) relative to public and private peer companies and leverage

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 9. Fair Value Measurements — (Continued)

levels, among other factors. Changes in one or more of these factors can have a similar directional change on other factors in determining the appropriate multiple to use in the market approach.

The primary unobservable inputs used in the fair value measurement of the Company’s warrant investments, when using an option pricing model, are the discount rate and volatility. Significant increases (decreases) in the discount rate in isolation would result in a significantly lower (higher) fair value measurement. Significant increases (decreases) in the volatility in isolation would result in a significantly higher (lower) fair value measurement. Changes in one or more factors can have a similar directional change on other factors in determining the appropriate discount rate or volatility to use in the valuation of a warrant using an option pricing model.

Note 10. Derivative Financial Instruments

In the normal course of business, the Company may utilize derivative contracts in connection with its investment activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The derivative activities and exposure to derivative contracts primarily involve equity price risks. In addition to the primary underlying risk, additional counterparty risk exists due to the potential inability of counterparties to meet the terms of their contracts.

Warrants

The warrants provide exposure and potential gains upon equity appreciation of the portfolio company’s equity value.

The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As a warrant’s expiration date approaches, the time value of the warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an “in the money” warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the entire value of an investment in a warrant to be lost.

Counterparty risk exists from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk is the fair value of the contracts and the purchase price of the warrants. The Company’s Board of Directors considers the effects of counterparty risk when determining the fair value of its investments in warrants.

Swap contracts — general

The Company may enter into swap contracts, including interest rate swaps, total return swaps, and credit default swaps, as part of its investment strategy, to hedge against unfavorable changes in the value of investments and to protect against adverse movements in interest rates or credit performance with counterparties. Generally, a swap contract is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified notional amount of the underlying assets. The payment flows are usually netted against each other, with the difference being paid by one party to the other. Payments are disclosed as

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 10. Derivative Financial Instruments — (Continued)

realized gain (loss) on open swap contracts on the Consolidated Statements of Operations. If the payment is a receivable as of the end of the period, it is disclosed as receivable on open swap contract on the Consolidated Statements of Assets and Liabilities.

The fair value of open swaps reported in the Consolidated Statements of Assets and Liabilities may differ from that which would be realized in the event the Company terminated its position in the contract. Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of counterparty is generally limited to the aggregate fair value of swap contracts in an unrealized gain position, as adjusted for any collateral posted to us by the counterparty or by us with the counterparty. Therefore, the Company considers the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in the fair value of the underlying investments.

Total return swaps

The Company is subject to market risk in the normal course of pursuing its investment objectives. The Company may enter into total return swaps either to manage its exposure to the market or certain sectors of the market, or to create exposure to certain investments to which it is otherwise not exposed.

Total return swap contracts involve the exchange by the Company and a counterparty of their respective commitments to pay or receive a net amount based on the change in the fair value of a particular security or index and a specified notional amount.

During the year ended June 30, 2015, the Company funded one synthetic secured loan in the form of a total return swap. More specifically, the Company purchased 60,000 shares of Granite Ridge Holdings, LLC, a power generation company. The Company contemporaneously entered into a collateralized swap agreement with another private fund, which posted approximately $10.4 million of cash collateral, whereby the Company swapped the returns on the shares for a fixed rate of 15.0% on the net loan amount. Under the terms of the swap, the Company expected to receive periodic payments from the counterparty. These periodic payments were recorded as realized capital gains for accounting purposes in accordance with GAAP. The Company did not enter into any total return swaps during the year ended June 30, 2016.

During the year ended June 30, 2016, Granite Ridge Holdings, LLC was sold and the Company received proceeds for a redemption of the Company’s LLC interests, and the related holdback, of approximately $15.2 million, resulting in a realized gain of approximately $2.1 million. Concurrently, the total return swap was unwound and the Company realized a loss of approximately $2.1 million on the swap contract on that date. From the inception of the swap contract through its termination in the quarter ended March 31, 2016, the Company recognized realized losses of approximately $1.9 million, which when aggregated with the realized gain on the LLC interests in Granite Ridge Holdings, LLC, resulted in a total realized gain on the transactions of $262,707. The gains and losses on the transactions are disclosed separately in the Consolidated Statements of Operations as realized gain (loss) on investments and realized gain (loss) on open swap contracts.

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 11. Strategic Transaction

On June 23, 2016, the Company and Great Elm Capital Corp., a Maryland corporation (“GECC”) entered into a definitive merger agreement (the “Merger Agreement”) under which the Company will merge with and into GECC, with GECC as the surviving corporation (the “Merger”). Concurrently with the execution of the Merger Agreement, GECC, Great Elm Capital Group, Inc. (“Great Elm”) and certain investment funds (the “Funds”) managed by MAST Capital Management, LLC (“MAST”) entered into a subscription agreement (the “Subscription Agreement”). Pursuant to the Subscription Agreement, (i) Great Elm has contributed $30 million in cash to GECC in exchange for shares of GECC’s common stock and (ii) the Funds have agreed to contribute an investment portfolio, presently valued at approximately $90 million, also in exchange for shares of GECC’s common stock. The contribution of the investment portfolio will occur prior to the closing of the Merger. When the Merger becomes effective, GECC, as the surviving corporation, will be externally managed by Great Elm Capital Management, Inc. (“GECM”), pursuant to a new investment advisory agreement. GECM will be owned by Great Elm. Great Elm has advised the Company that GECM will employ substantially all of the investment and back office personnel of MAST. The obligations of the parties to the Merger Agreement and the Subscription Agreement are subject to various conditions. The Company also entered into an agreement (the “Termination Agreement”) with Full Circle Advisors and Full Circle Service Company providing for the future termination of the Investment Advisory Agreement, dated July 13, 2010, and Administration Agreement, dated July 14, 2010, as required under the Merger Agreement.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) we will merge with and into GECC with GECC continuing as the surviving corporation. In the Merger, all of the Company’s outstanding shares of common stock will be converted into shares of GECC’s common stock. The amount of GECC’s common stock to be received by the Company’s stockholders will be derived from an exchange ratio (the “Exchange Ratio”), which will be calculated based on our net asset value as of the month-end preceding the date on which the definitive proxy statement relating to the Merger is mailed to the Company’s stockholders, subject to adjustments as described below.

Pursuant to the terms of the Merger Agreement, the Company’s Board of Directors intends to declare a special cash distribution to the Company’s stockholders of record as of the close of business on the day on which the Merger becomes legally effective.

The Merger Agreement provides that the Company’s Board of Directors will declare a special cash distribution, which will be payable after the Merger to the persons who are the record holders of shares of the Company’s common stock immediately before the effective time of the Merger, in an aggregate amount equal to the sum of:

•	$5,000,000; and

•

$408,763, the positive amount of the Company’s net investment income, calculated in accordance with generally accepted accounting principles in the United States GAAP, from March 31, 2016 through August 31, 2016; and

•	the amount of net investment income paid or accrued on the Company’s investment portfolio and on its cash balances from August 31, 2016 through the effective time of the merger.

The amount of the special cash distribution is expected to be approximately $0.24 per share of the Company’s common stock. The special cash distribution will be paid by the exchange agent appointed

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 11. Strategic Transaction — (Continued)

to process exchanges of GECC share certificates for the Company’s share certificates upon delivery by the holders of the Company’s common stock of a letter of transmittal.

Neither the special cash distribution, nor any dividends or other distributions with respect to shares of GECC common stock will be paid to any former Full Circle stockholders who held their shares in certificated form and who have not surrendered their certificates to the exchange agent for shares of GECC common stock until those certificates are surrendered in accordance with the letter of transmittal. Following the surrender of any such certificates in accordance with the letter of transmittal, the record holders of such certificates will be entitled to receive, without interest, the special cash distribution and the amount of dividends or other distributions with a record date after the Effective Time payable with respect to shares of GECC common stock exchangeable for those certificates and not previously paid.

The Company expects that a significant part of the $5.0 million fixed portion of the special cash distribution will be a distribution in excess of Full Circle Capital’s current and accumulated earnings and profits and could be treated as a return of capital for U.S. federal income tax purposes.

The closing of the Merger is subject to the satisfaction of customary closing conditions, including, among others, the registration and listing of the shares of common stock of GECC that will be issued in the Merger and the approval of the Merger by the holders of a majority of the outstanding shares of the common stock of the Company (the “Company Stockholder Approval”).

The Merger Agreement contains customary representations, warranties and covenants of each party, including covenants providing for the Company and GECC (i) to conduct their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice during the period between the execution of the Merger Agreement and the effective time of the Merger, (ii) not to engage in certain kinds of transactions during such period, and (iii) only with respect to the Company, to convene and hold a meeting of its stockholders to consider and vote upon the approval of the Merger.

The Merger Agreement contains a customary “no-shop” provision which prohibits the Company and its subsidiaries from engaging in certain actions with respect to any other offer or proposal relating to an acquisition, merger or business combination resulting in ownership of more than 25% of the Company or its assets (an “Acquisition Proposal”). Subject to certain exceptions, the Company may not: (i) initiate, solicit or knowingly encourage any inquiries with respect to any Acquisition Proposal; (ii) engage in negotiations or discussions that reasonably could be expected to lead to an Acquisition Proposal; (iii) approve, endorse or recommend any Acquisition Proposal; or (iv) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or any similar agreement relating to any Acquisition Proposal.

The “no shop” provision is subject to a customary “fiduciary out” provision that allows the Company, under certain circumstances and in compliance with certain obligations, to provide non-public information and engage in discussions and negotiations with any third party making an Acquisition Proposal if the Company’s Board of Directors determines in good faith, after consultation with counsel and its financial advisor, that such third party is reasonably likely to submit a Superior Proposal. A “Superior Proposal” is a bona fide proposal in writing relating to an acquisition, merger or business

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 11. Strategic Transaction — (Continued)

combination resulting in ownership of more than 50% of the Company or its assets that is reasonably likely to be consummated and which has terms more favorable to the Company and its stockholders from a financial point of view than those set forth in the Merger Agreement and related documents.

At any time prior to obtaining the Company Stockholder Approval, subject to certain conditions, the Company’s Board of Directors may endorse the Superior Proposal and may change its recommendation regarding the Merger if the Company’s Board of Directors has determined in good faith (after consultation with counsel) that the failure to take action would be inconsistent with the directors’ fiduciary duties. Any such action can be taken only after giving three business days advance notice to GECC and during those three business days the Company must negotiate with GECC (if GECC wishes to negotiate) to adjust the terms and conditions of the Merger Agreement to make them at least as favorable to the Company’s stockholders as the Superior Proposal.

The Merger Agreement contains certain termination rights for both the Company and GECC, including if the Merger is not completed on or before October 31, 2016 (subject to extension under certain circumstances), or if the Company Stockholder Approval is not obtained. In the event of a termination of the Merger Agreement under certain circumstances, including termination of the Merger Agreement by the Company to enter into a definitive agreement with respect to a Superior Proposal or termination by GECC as a result of a change of recommendation by the Company’s Board of Directors, the Company will be required to pay GECC a termination fee of $3.0 million. Additionally, in the event that the Company Stockholder Approval is not obtained and a proposal for a business combination with a third party or an acquisition by a third party of 50% of more of the shares or assets of the Company (each, an “Alternative Transaction”) has been publicly announced and not withdrawn, upon termination of the Merger Agreement by us or GECC, the Company will be required to reimburse GECC for its out of pocket expenses, up to a maximum of $1.0 million (the “Expense Reimbursement”). If the Company enters into a definitive agreement for one or more Alternative Transactions within 12 months after termination of the Merger Agreement, the Company will be required to pay GECC a termination fee of $3.0 million, less the Expense Reimbursement.

Note 12. Subsequent Events

Recent Portfolio Activity

On July 8, 2016, the subordinated secured term loan to Bioventus, LLC was sold for total proceeds of approximately $6.0 million.

On August 17, 2016, the Company foreclosed on the commercial property underlying its loan to JN Medical Corporation (“JNI”). Subsequent to the foreclosure, on September 14, 2016 the Company entered into a forbearance agreement with JNI, which among other things, required JNI to enter into a triple net lease agreement with respect to the commercial property and to fund an initial payment of $730,723 to the Company in addition to resuming all other obligations under the loan agreement.

The Company holds collateralized note obligations from PEAKS Trust 2009-1. ITT Educational Services Inc. (“ITT”) has guaranteed payment on these notes. On August 26, 2016, ITT announced that it would no longer be accepting new students for enrollment during the current academic year. Subsequently ITT terminated operations at its campuses and on September 16, 2016 ITT filed for Chapter

FULL CIRCLE CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

Note 12. Subsequent Events — (Continued)

7 bankruptcy. To the degree that ITT has liabilities in excess of the proceeds resulting from the Chapter 7 proceedings, ITT may not be able to meet obligations under its guarantee, which could impair the value of the notes. At August 31, 2016, the Company valued the notes at 70.91% of par value as compared to 83.92% of par value at June 30, 2016. The Company is currently reviewing the situation, but does not expect a significant change in the value of the notes due to the status of ITT.

Note 13. Commitments and Contingencies

In the normal course of business, the Company may enter into investment agreements under which it commits to make an investment in a portfolio company at some future date or over a specified period of time. As of June 30, 2016, the Company had approximately $8.6 million in unfunded loan commitments, subject to the Company’s approval in certain instances, to provide debt financing to certain of its portfolio companies.

The Company is currently not subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not expect that these proceedings will have a material effect upon its business, financial condition or results of operations.

Schedule 12 — 14

The table below represents the fair value of control and affiliate investments at June 30, 2015 and any amortization, purchases, sales, and realized and net unrealized gain (loss) made to such investments, as well as the ending fair value as of June 30, 2016.

Schedule of Investments in and Advances to Affiliates

Portfolio Company/ Type of Investment	Par Amount/ Quantity at June 30, 2016	Amount of Interest and Dividends Credited in Income	Fair Value at June 30, 2015	Accretion/ Amortization	Purchases	Sales	Realized and Unrealized Gains/ Losses	Fair Value at June 30, 2016
Control Investments

Takoda Resources Inc.
Senior Debt/Common Stock(1),(2)	$—	$—	$161,585	$—	$—	$(168,258)	$6,673	$—
Texas Westchester Financial, LLC
Limited Liability Company Interests(1)	9,278	—	177,500	—	—	(60,000)	(17,500)	100,000
The Finance Company, LLC
Senior Debt(3) /Limited Liability Company Interests(2)	$—	498,242	5,006,194	7,938	—	(4,997,942)	(16,190)	—
TransAmerican Asset Servicing Group, LLC
Senior Debt(2) /Limited Liability Company Interests(1),(2)	$—	—	466,785	—	323,359	(717,576)	(72,568)	—

Total Control Investments		$498,242	$5,812,064	$7,938	$323,359	$(5,943,776)	$(99,585)	$100,000

Affiliate Investments

Modular Process Control, LLC
Senior Debt(1),(2) /Warrant(1),(2)	$—	287,601	3,663,827	17,082	1,306,664	(3,071,579)	(1,915,994)	—
ProGrade Ammo Group, LLC
Senior Debt(1),(2) /Warrants(1),(2)	$—	—	2,590,309	—	147,121	(1,561,268)	(1,176,162)	—
SOLEX Fine Foods, LLC; Catsmo, LLC
Senior Debt/Limited Liability Company Interests(1),(2) /Warrant(1),(2)	$—	284,512	3,832,347	46,883	—	(3,861,696)	(17,534)	—
US Oilfield Company, LLC
Senior Debt/Warrants(1)	$5,768,743/5	521,338	5,683,338	12,799	6,315,061	(6,320,574)	(5,377,269)	313,355
West World Media, LLC
Limited Liability Company Interests(1),(2)	—	—	249,451	—	—	(2,143,900)	1,894,449	—

Total Affiliate Investments		$1,093,451	$16,019,272	$76,764	$7,768,846	$(16,959,017)	$(6,592,510)	$313,355

(1)	Nonincome-producing security.
(2)	Investment is no longer held as of June 30, 2016.
(3)	Investment is no longer a control investment at June 30, 2016. The Company sold the LLC interest in The Finance Company, LLC on March 15, 2016.

Schedule 12 — 14

The table below represents the fair value of control and affiliate investments at June 30, 2014 and any amortization, purchases, sales, and realized and net unrealized gain (loss) made to such investments, as well as the ending fair value as of June 30, 2015.

Schedule of Investments in and Advances to Affiliates

Portfolio Company/ Type of Investment	Par Amount/ Quantity at June 30, 2015	Amount of Interest and Dividends Credited in Income	Fair Value at June 30, 2014	Accretion/ Amortization	Purchases	Sales	Realized and Unrealized Gains/ Losses	Transfer from Control to Non-Control/ Non-Affiliate Investment	Fair Value at June 30, 2015
Control Investments
New Media West, LLC (2)
Senior Debt/Limited Liability Company Interests (4)	$3,811,681	$318,461	$5,666,679	$—	$—	$(1,015,030)	$(4,651,649)	$—	$—
Takoda Resources Inc.
Senior Debt/Common Stock(1)	$3,054,532/749	118,703	2,557,379	—	453,272	(91,568)	(2,757,498)	—	161,585
Texas Westchester Financial, LLC
Limited Liability Company Interests (1)	9,278	—	540,037	—	—	(171,717)	(190,820)	—	177,500
The Finance Company, LLC
Senior Debt/Limited Liability Company Interests	$4,195,915/50	881,110	7,214,905	38,386	—	(967,632)	(1,279,465)	—	5,006,194
TransAmerican Asset Servicing Group, LLC
Senior Debt/Limited Liability Company Interests (1)	$3,563,246/75	183,042	1,560,057	9,714	1,532,467	(977,374)	(1,658,079)	—	466,785

Total Control Investments		$1,501,316	$17,539,057	$48,100	$1,985,739	$(3,223,321)	$(10,537,511)	$—	$5,812,064

Affiliate Investments
General Cannabis Corp. (3)
Common Stock/Warrant(1),(4)	654,409	—	2,356,212	—	113,214	(377,639)	(600,986)	(1,490,801)	—
Modular Process Control, LLC
Senior Debt/Warrant (1)	$7,151,027/1	1,205,914	3,971,110	99,410	2,282,926	(1,911,704)	(777,915)	—	3,663,827
ProGrade Ammo Group, LLC
Senior Debt/Warrants (1)	$6,665,197/181,240	4,594	4,133,284	4,594	877,441	(2,305,294)	(119,716)	—	2,590,309
SOLEX Fine Foods, LLC; Catsmo, LLC
Senior Debt/Limited Liability Company Interests (1) /Warrant (1)	$3,861,696/1/1	512,253	3,888,914	27,904	110,000	(148,304)	(46,167)	—	3,832,347
US Oilfield Company, LLC
Senior Debt/Warrants (1)	$5,767,417/3	722,952	—	38,812	18,396,291	(12,714,465)	(37,300)	—	5,683,338
West World Media, LLC
Limited Liability Company Interests (1)	148,326	—	238,897	—	—	—	10,554	—	249,451

Total Affiliate Investments		$2,445,713	$14,588,417	$170,720	$21,779,872	$(17,457,406)	$(1,571,530)	$(1,490,801)	$16,019,272

(1)	Nonincome-producing security.
(2)	On June 30, 2015, New Media West, LLC transferred from a Control Investment to a Non-Control/Non-Affiliate Investment.
(3)

As of May 13, 2015, General Cannabis Corp. transferred from an Affiliate Investment to a Non-Control/Non-Affiliate Investment. All purchases and sales after May 13, 2015 have been excluded from the purchase and sales columns in the above table. Realized and unrealized gains/losses have been prorated and only the realized and unrealized gains/losses which are attributable to the investment as an Affiliate Investment have been included.

(4)	Investment no longer held as of June 30, 2015.

Aldrich CPAs + Advisors LLP 7676 Hazard Drive, #1300 San Diego, California 92108

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

PE Facility Solutions, LLC

We have audited the accompanying financial statements of PE Facility Solutions, LLC (the “Company”), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in members’ deficit, and cash flows for the years then ended, the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PE Facility Solutions, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

San Diego,
California March 8, 2019

PE FACILITY SOLUTIONS, LLC

Balance Sheet

December 31, 2018

ASSETS
Current Assets:
Cash and cash equivalents	$374,107
Trade accounts receivable, net	7,666,016
Inventory	16,432
Prepaid expenses and other current assets	462,161

Total Current Assets	8,518,716

Non-Current Assets:
Property and equipment, net	391,922
Tradename, net	1,527,983
Goodwill, net	9,004,847
Deferred financing costs — line of credit, net	13,685

Total Non-Current Assets	10,938,437

Total Assets	$19,457,153

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$3,804,237
Sales tax payable	217,358
Accrued expenses and other current liabilities	1,552,073
Accrued payroll and related expenses	1,848,472
Related party current portion of long-term debt	493,750
Current portion of long-term debt	9,385

Total Current Liabilities	7,925,275
Related Party Long-Term Debt, net of current portion	18,754,467
Long-Term Debt, net of current portion	12,053
Other Long Term Liabilities	164,906

Total Liabilities	26,856,701
Members’ Deficit:
Members’ capital	10
Accumulated deficit	(7,399,558)

Total Members’ Deficit	(7,399,548)

Total Liabilities and Members’ Deficit	$19,457,153

See accompanying notes to financial statements

PE FACILITY SOLUTIONS, LLC

Statement of Operations

Year Ended December 31, 2018

Sales Revenue	$60,803,907
Cost of Goods Sold	49,142,825

11,661,082
Operating Expenses	8,356,797
Depreciation and Amortization	1,534,900
Non-Recurring Professional and Legal	361,069
Loss on Sale of Property and Equipment	19,106

10,271,872

Income From Operations	1,389,210

Other Expense:
Other expense	122,788
Interest expense	2,922,943

Total Other Expense	3,045,731

Loss Before Income Taxes	(1,656,521)
Income Tax Expense	50,566

Net Loss	(1,707,087)
Accumulated Deficit, beginning	(5,692,471)

Accumulated Deficit, ending	$(7,399,558)

See accompanying notes to financial statements

PE FACILITY SOLUTIONS, LLC

Statement of Changes in Members’ Deficit

Year Ended December 31, 2018

	Member Units	Members’ Capital	Accumulated Deficit	Total
Balance, December 31, 2017	90.75	$10	$(5,692,471)	$(5,692,461)
Issuance of Common Units to Employees	3.75	—	—	—
Net Loss	—	—	(1,707,087)	(1,707,087)

Balance, December 31, 2018	94.50	$10	$(7,399,558)	$(7,399,548)

See accompanying notes to financial statements

PE FACILITY SOLUTIONS, LLC

Statement of Cash Flows

Year Ended December 31, 2018

Cash Flows from Operating Activities:
Net Loss	$(1,707,087)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	245,166
Amortization of intangible assets	1,289,734
Amortization of deferred financing costs	122,998
Interest capitalized on Term Loan B	606,782
Loss on sale of property and equipment
Changes in assets and liabilities:	19,106
Accounts receivable	(30,462)
Inventory	(3,999)
Prepaid expenses	125,957
Accounts payable	(539,985)
Accrued expenses	415,947
Other long term liabilities	(60,094)

Net Cash Provided by Operating Activities	484,063
Cash Flows Used by Investing Activities:
Purchases of property and equipment	(287,498)
Cash Flows from by Financing Activities:
Payments on related party long-term debt	(3,517,825)
Net proceeds on related party line of credit	1,947,845
Payments on notes payable	(2,324)

Net Cash Used by Investing Activities	(1,572,304)

Net Decrease in Cash	(1,375,739)
Cash, beginning	1,749,846

Cash, ending	$374,107

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest	$2,316,161

Cash paid during the year for income taxes	$50,566

Supplemental Disclosures of Noncash Investing and Financing Activities:
Acquisition of equipment through issuance of notes payable	$23,762

See accompanying notes to financial statements

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 1—Business Activity and Summary of Significant Accounting Policies

Business Activity

PE Facility Solutions, LLC (the “Company”) is a perpetual term Limited Liability Company formed in Delaware on February 3, 2017 by Great Elm Capital Corp (“Great Elm”). The Company provides customized facility maintenance services and solutions to a diverse set of organizations, including government, data centers, aerospace, secure facilities, biotech and pharmaceuticals, healthcare, higher education, and commercial real estate throughout North America.

The Company generated a net loss in 2018 and the Company has also not met certain lending covenants under the Credit Facility described in Note 4, although such non-compliance has been waived by the lender.

The Company has prepared cash flow projections for 2019 and beyond, that when combined with working capital as of December 31, 2018 of approximately $500,000, indicate sufficient liquidity to meet working capital needs and debt service obligations through at least 2020. The Company also has borrowing capacity under the revolving portion of the Credit Facility up to $6,000,000, although its ability to borrow is dependent upon the level of qualified receivables and continued compliance with lending covenants. The Company’s cash flow projections are dependent upon assumptions about revenues and costs that require significant judgment. Actual results may vary from these projections. If actual results vary unfavorably from the Company’s projections, the Company may be required to curtail operations in order to conserve sufficient liquidity to meet its working capital and debt service obligations, and to remain in compliance with its lending covenants. There can be no assurance that the Company will be able to curtail operations sufficient to meet those objectives, however the lender has provided representations of its intent to waive any potential non-compliance through at least March 8, 2019.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Elements of the Company’s financial statements subject to significant estimates include the estimated fair value of assets and liabilities upon acquisition, impairment of long- lived intangible assets, the allowance for doubtful accounts, and useful lives of depreciable and amortizable assets, among others. Such estimates and assumptions involve complexity and actual results could vary significantly, which could impact the amounts reported and disclosures herein.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash balances primarily in area banks. Interest and noninterest bearing accounts are aggregated and insured up to $250,000 per bank by the Federal Deposit Insurance Corporation. At December 31, 2018, the Company had approximately $331,000 in cash that was exposed to uninsured deposit risk. The Company has not experienced any losses in such accounts and believes the accounts are not exposed to any significant credit risk.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 1—Business Activity and Summary of Significant Accounting Policies — (Continued)

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company controls credit risk through credit approvals, credit limits, and customer balance monitoring. On a regular basis, the Company evaluates its accounts receivable based on customer and industry credit conditions and historical write-offs and collections, and adjusts its allowance for doubtful accounts accordingly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has recorded an allowance for uncollectible accounts of $107,946 at December 31, 2018.

Inventories

Inventories are recorded at the lower of cost and net realizable value. The Company’s inventory primarily consists of cleaning supplies and materials to be used on the customers’ premises.

Property and Equipment

Property and equipment are stated at either fair value upon acquisition or at cost. Maintenance and repairs are charged to operations as incurred; improvements and major repairs that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Amounts included in property and equipment are depreciated using the straight-line method over estimated useful lives ranging from one to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term.

Impairment of Long-Lived Assets

For the purpose of evaluating potential impairment, the Company classifies its long-lived assets in two categories:

(1) tangible and intangible long-lived assets with definite lives subject to depreciation and amortization and (2) goodwill.

Tangible and Intangible Assets Subject to Depreciation and Amortization

This category includes the carrying value of property and equipment and the carrying value of amounts assigned to trade names. The Company evaluates such assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. The carrying value of such assets is deemed recoverable if the sum of the future undiscounted cash flows associated with such assets (individually or in related groups) exceeds the carrying value. If the sum of the future undiscounted cash flows is less than the carrying value, impairment is deemed present. Impairment, if any, is then measured based on fair value. The Company has concluded that no impairment indicators were present as of December 31, 2018.

Goodwill

The Company has elected to account for goodwill and goodwill impairment in accordance with the provisions of Accounting Standards Update (“ASU”) No. 2014-02, Intangibles—Goodwill and Other

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 1—Business Activity and Summary of Significant Accounting Policies — (Continued)

(Topic 350). Under ASU No. 2014-02, a private company is permitted to amortize goodwill over a useful life that may not exceed ten years. Further, ASU No. 2014-02 permits a private company to evaluate goodwill for impairment at the entity or a reporting unit level. Lastly, ASU No. 2014-02 requires that a private company considers potential impairment of goodwill when one or more possible triggering events or indicators of impairment are present for the entity or the reporting unit. Impairment, if any, is then measured as the difference between the estimated fair value and the then carrying value of the entity or the reporting unit. The Company has concluded that there are no indicators of potential goodwill impairment as of December 31, 2018.

Deferred Financing Costs

Deferred financing costs represent fees and other related costs incurred in obtaining debt financing. Deferred financing costs associated with term loans are presented as a direct reduction to the debt instrument to which they relate and are amortized using the effective interest method over the term of the instrument. Deferred financing costs associated with revolving credit facilities are presented as another asset and amortized straight- line over the term of the instrument.

Revenue Recognition

The Company earns revenue under long-term service contracts to provide facility maintenance services. The Company’s service commitments may be fixed for the term of the contract or variable based upon the level of time incurred and materials used. Contracts generally have a term of one to three years and are automatically renewable. Billing for fees for services under both fixed fee and time and materials arrangement normally occurs on a monthly basis as services are rendered.

The Company recognizes revenue under long-term service contracts when persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured. The Company measures the delivery of service using the proportional performance method. For fixed priced contracts with a defined and fixed monthly level of effort, revenue is recognized ratably over the term of the contract. Revenue from time and materials contracts is recognized based upon actual hours incurred multiplied by contractual billing rates and the cost of materials used in providing services. Fees billed in advance of service delivery are deferred until services are rendered.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the accompanying statement of operations.

Income Taxes

The Company has elected to be taxed as a subchapter C corporation. As a result, the Company accounts for income taxes using the asset and liability method, whereby deferred tax assets and liabilities are recognized using statutory tax rates for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The Company regularly evaluates the likelihood that the deferred tax assets are recoverable by assessing whether the Company expects to have sufficient future taxable income to utilize these future deductions and credits. To the

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 1—Business Activity and Summary of Significant Accounting Policies — (Continued)

extent the Company believes the recoverability is less than likely, a valuation allowance against the deferred tax assets will be established.

The Company evaluates uncertain tax positions based on a determination of whether and how much of a tax benefit taken by the Company in its tax filing positions is more likely than not to be realized. Potential interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense. Management has concluded that no uncertain tax positions are currently present. The Company’s returns for all periods since inception are subject to review by taxing authorities.

Fair Value Measurements

The Company is required to develop fair value estimates when measuring and recording the assets acquired in the Acquisition and, when necessary, potential impairment of long-lived assets. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board (“FASB”) has established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the same term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

As a practical expedient, certain financial instruments may be valued using net asset value (NAV) per share. NAV is the amount of net assets attributable to each share of outstanding capital stock at the end of the period.

The Company utilizes the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Some assets and liabilities are required to be recorded at fair value on a recurring basis, while other assets and liabilities are recorded at fair value on a non-recurring basis.

Significant Customers and Concentrations

At December 31, 2018, the Company had one customer that accounted over 29% of total revenue and two customers that accounted over 45% of total accounts receivable.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 1—Business Activity and Summary of Significant Accounting Policies — (Continued)

Equity-Based Compensation

The Company is required to recognize compensation expense in the accompanying statement of operations using the fair value method for all employee stock-based awards. Fair value is determined using option pricing models for unit option awards. For restricted unit awards, fair value is determine based upon the fair value of an unrestricted unit. Measurement of the fair value of an award normally occurs on the grant date for employee based awards. Because there is no ready market for the equity of the Company, the estimates of fair value of the common units or common unit options require significant judgment. The Company’s stock-based compensation is more fully discussed in Note 7.

Future Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, Identifying Performance Obligations and Licensing, which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, Narrow-Scope Improvements and Practical Expedients and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, which both affect narrow aspects of Topic 606. The Company is currently assessing the effect of Topic 606 (as amended) will have on its results of operations, financial position, and cash flows. The Company will adopt ASU 2014-09 effective January 1, 2019 on a modified retrospective basis.

In February 2016, the FASB issued ASU No. 2016-02 Leases. The primary change in GAAP addressed by ASU 2016-02 is the requirement for a lessee to recognize on the balance sheet a liability to make lease payments (“lease liability”) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 also requires qualitative and quantitative disclosures to enable users of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

Subsequent Events

The Company has evaluated subsequent events through March 8, 2019, which is the date the financial statements were available to be issued.

Note 2—Intangible Assets

The following table represents the activity related to intangible assets as of December 31, 2018:

Tradename	$1,871,000
Goodwill	11,026,343

12,897,343
Less accumulated amortization	(2,364,513)

$10,532,830

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 2—Intangible Assets — (Continued)

Amortization expense for the year ended December 31, 2018 was $1,289,734.

The following table represents future amortization of intangible assets, including goodwill, as of December 31, 2018:

December 31,
2019	$1,289,734
2020	1,289,734
2021	1,289,734
2022	1,289,734
2023	1,289,734
Thereafter	4,084,160

Total Amortization	$10,532,830

Note 3—Property and Equipment

At December 31, 2018, property and equipment consisted of the following:

Cleaning equipment	$572,659
Furniture and fixtures	62,522
Leasehold improvements	52,119
Vehicles	92,979
Computer software	23,600

803,879
Less accumulated depreciation	(411,957)

Property and Equipment, net	$391,922

Depreciation expense for the year ended December 31, 2018 was $245,166.

Note 4—Related Party

At December 31, 2018, related party debt consisted of the following:

Term Loan A	$9,800,000
Term Loan B	6,694,932
Line of Credit	1,947,845
Executive Note	1,181,250

19,624,027
Less deferred financing fees	(375,810)
Less current portion	(493,750)

$18,754,467

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 4—Related Party — (Continued)

Following is a summary of future principal payments at December 31:

2019	$493,750
2020	887,500
2021	100,000
2022	18,142,777

$19,624,027

The Credit Facility is comprised of Term Loan A, Term Loan B and the revolving line of credit.

Term Loan A

The Company has a loan from Great Elm with interest payable at LIBOR plus 11% (currently 13.35%). Periodic repayments of principal equal to 1% of then outstanding at the end of each calendar year, with the remaining principal and any unpaid interest due in full on February 27, 2022.

Term Loan B

The Company has a loan from Great Elm with interest payable compounded monthly at LIBOR plus 14% (currently 16.35%). Outstanding principal and any accrued and unpaid interest due in full on February 27, 2022.

Amounts outstanding under Term Loan A and Term Loan B may be prepaid at the option of the Company or may be put by the bank in the event of certain occurrences. In the event of prepayment, the Company will be required to repay all amounts outstanding plus any accrued but unpaid interest, plus a premium of up to 5 percent, of which the amount decreases over time. Great Elm agreed to waive the prepayment premium in certain circumstances.

Line of Credit

The Company has a revolving line of credit with Great Elm. The line of credit has a borrowing capacity of $6,000,000 and the Company can borrow a minimum of $100,000 at any time. Interest is charged at LIBOR plus 9% (currently 11.35%). The line of credit, including any accrued and unpaid interest is due in full on February 27, 2022.

Deferred financing costs associated with the line of credit of $13,685 as of December 31, 2018, are included in other long-term assets in the accompanying balance sheet.

The Company recorded $122,998 of amortization related to deferred financing fees for the Credit Facility, which are included in other expense on the accompanying statement of operations.

Interest expense for the Credit Facility for the year ended December 31, 2018 was $2,826,426. As of December 31, 2018, $94,259 of accrued but unpaid interest related to Term Loan B has been included in the carrying amount of Term Loan B in the accompanying balance sheet.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 4—Related Party — (Continued)

Amounts borrowed are secured by substantially all of the assets of the Company. The Company is also subject to certain covenants, including limits on the annual amount of capital expenditures, borrowing activity other than under the loans, and restrictions on certain other business activity. The Company must also maintain a certain fixed charges coverage ratio, and retain cash on hand of not less than $175,000 at any given time. As of December 31, 2018, the Company was in violation of certain covenants under the Credit Facility.

Executive Note

The Company entered into an employment agreement with an executive. The note has annual payments of $393,750 with monthly interest of LIBOR plus a margin of 10% and has a maturity date of February 28, 2020. The note may be prepaid by the Company at any time without premium, and includes certain provisions restricting certain activities of the Company.

Note 5—Notes Payable

The Company is party to two notes related to the acquisition of equipment and a vehicle used in operations. These notes are both due in 2021. Interest on these notes range from 6.24% to 6.27%. As of December 31, 2018, $21,438 was outstanding under these notes.

Following is a summary of future principal payments at December 31:

2019	$9,385
2020	9,989
2021	2,064

$21,438

Note 6—Operating Leases

The Company leases multiple properties under non-cancelable operating leases that expire at various dates through November 2022. For the year ended December 31, 2018, rent expense associated with these leases was $474,356.

The Company also leases equipment under non-cancelable operating leases that expire at various dates through October 2022. For the year ended December 31, 2018 total rent expense associated with equipment leases was $39,286.

At December 31, 2018, future minimum rentals under the non-cancelable portion of the operating leases with expiration dates in excess of one year are as follows:

Years ending December 31,
2019	$356,697
2020	194,667
2021	74,165
2022	56,842

$682,371

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 7—Members’ Capital

The Company may issue two classes of units, common and preferred. Upon formation, the Company issued 83 common units to a single member for $10. No preferred units have been issued as of December 31, 2018. As discussed in Note 8, the Company issued restricted common units to certain employees.

Note 8—Equity-Based Awards

The Company has granted 23 restricted common units, (the “Units”) at no cost to certain executives of the Company. The Units are subject to vesting over periods ranging from one to four years of continuous service, or in the case of five of the Units, based upon the achievement of certain performance milestones. In the event of a change in control (as defined in the grant agreements) all unvested Units will automatically vest.

The unvested Units for the year ended December 31, 2018 is as follows:

	Number of Restricted Units	Average Fair Value Per Unit
Unvested at December 31, 2017	9.25	$—
Granted	7.00	—
Cancelled	(1.00)	—
Vested	(3.75)	—

Unvested at December 31, 2018	11.50	$—

As of December 31, 2018, 11.5 Units have been issued.

The Company estimates the fair value of the Units based upon the estimated fair value of a common unit of the Company. The Company records compensation related to the Units based upon the difference in the fair value of common unit and the price paid, if any, straight-line over the service period, which is generally the vesting period.

The Company has estimated that the fair value of the Units subject to both service and performance based vesting is nominal on the grant date and through December 31, 2018, and thus has not recorded any compensation expense related to the Units.

Note 9—Income Taxes

The Company generated a taxable loss for the year ended December 31, 2018. As a result, the Company has not recorded any income tax payable or current provision. The Company is subject to certain activity-based minimum taxes in several states.

The following are the components of deferred tax assets and liabilities as of December 31, 2018 :

Deferred income taxes consisted of the following:
Total deferred income tax asset	$482,094
Total valuation allowance	(482,094)

Long-term deferred income tax liability	$—

The components of the provision for income taxes are as follows:
State minimum tax expense	$50,566

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

Year Ended December 31, 2018

Note 9—Income Taxes — (Continued)

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realizability of deferred tax assets depends on the ability to generate sufficient taxable income of the requisite character and in the appropriate taxing jurisdictions. The Company has provided a full valuation allowance against its net deferred tax asset as of December 31, 2018 as it is not currently more likely than not that such assets can be realized.

The Company’s income taxes computed at federal statutory rates differs from the effective rate primarily as a result of the valuation allowance recorded against the net deferred tax asset as of December 31, 2018, and other permanent tax differences.

As of December 31, 2018, the Company had approximately $3,400,000 in federal and state net operating loss carryforwards (“NOLs”) that will expire in 2037. The ability to fully utilize those NOLs may be limited in the event of certain future transactions including changes in control.

Note 10—Retirement Plans

The Company sponsors a safe harbor defined contribution covering substantially all employees meeting minimum eligibility requirements. Employees are permitted to make elective deferrals subject to certain limitations. The Company is permitted to make annual contributions at its discretion. For the year ended December 31, 2018, the Company made contributions to the plan of $132,330.

Note 11—Contingencies

Insurance

As of December 31, 2018, the Company’s workers compensation insurance incorporated a form of loss sharing with the carrier in addition to premiums paid to cap the Company’s maximum liabilities. The Company provides a reserve for its portion of any claims under this policy. At December 31, 2018, the reserve related to this workers compensation policy was $1,258,580 and is included in accrued expenses in the accompanying balance sheet. Actual claim results could vary from these estimates.

Claims

The Company is involved in litigation matters in the ordinary course of business. Although the outcome of such matters is always subject to uncertainties, management believes that the final outcome of these matters will not, individually or in the aggregate, have a material adverse effect upon the Company’s financial position, results of operations, or cash flows.

Severance Agreements

The Company has entered into employment agreements with certain executives of the Company. In the event of termination under certain conditions, the executives are entitled to cash severance payments, among other benefits. The maximum amount of severance that could be due under these agreements as of December 31, 2018 is approximately $483,000.

Independent Auditors’ Report

To the Board of Directors of

PE Facility Solutions, LLC

We have audited the accompanying financial statements of PE Facility Solutions, LLC (the “Company”), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members’ deficit, and cash flows for the period February 3, 2017 (inception) through December 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes, the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entities’ preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entities’ internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PE Facility Solutions, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period February 3, 2017 (inception) through December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Tysons, Virginia April 13, 2018

PE FACILITY SOLUTIONS, LLC

Balance Sheet

As of December 31, 2017

Assets
Current Assets
Cash and cash equivalents	$1,749,846
Trade accounts receivable, net	7,635,554
Inventory	12,433
Prepaid expenses and other current assets	588,118

Total current assets	9,985,951
Property and Equipment, net	368,696
Other Assets
Tradename, net	1,715,083
Goodwill, net	10,107,481
Deferred financing costs — line of credit, net	18,007

Total other assets	11,840,571

Total Assets	$22,195,218

Liabilities and Members’ Deficit
Current Liabilities
Accounts payable	$4,364,251
Sales tax payable	231,121
Accrued payroll and related expenses	1,312,123
Accrued expenses and other current liabilities	1,638,683
Notes payable, current portion, net	502,573

Total current liabilities	8,048,751
Other Liabilities
Notes payable, less current portion, net	19,613,928
Other long-term liabilities	225,000

Total other liabilities	19,838,928

Total Liabilities	27,887,679

Members’ Deficit
Members’ capital	10
Accumulated deficit	(5,692,471)

Total Members’ Deficit	(5,692,461)

Total Liabilities and Members’ Deficit	$22,195,218

The accompanying notes are an integral part of these financial statements.

PE FACILITY SOLUTIONS, LLC

Statement of Operations

For the Period February 3, 2017 (Inception) through December 31, 2017

Revenues	$49,887,582
Costs and Expenses
Cost of revenues	41,511,751
Selling, general, and administrative expenses	7,696,955
Professionals and legal expenses	536,692
Depreciation and amortization	1,291,119
Acquisition related costs	2,057,447
Loss on disposal	7,441

Total costs and expenses	53,101,405

Loss from Operations	(3,213,823)
Other Expense
Interest expense	2,478,648

Net Loss	$(5,692,471)

The accompanying notes are an integral part of these financial statements.

PE FACILITY SOLUTIONS, LLC

Statement of Changes in Members’ Deficit

For the Period February 3, 2017 (Inception) through December 31, 2017

	Member Units	Members’ Capital	Accumulated Deficit	Total
Balance, February 3, 2017 (Inception)	83	$10	$—	$10
Issuance of Common Units to Employees	7.75	—	—	—
Net Loss		—	(5,692,471)	(5,692,471)
Balance at December 31, 2017	90.75	$10	$(5,692,471)	$(5,692,461)

The accompanying notes are an integral part of these financial statements.

PE FACILITY SOLUTIONS, LLC

Statement of Cash Flows

For the Period February 3, 2017 (Inception) through December 31, 2017

Cash Flows from Operating Activities
Net loss	$(5,692,471)
Adjustments to reconcile net loss to:
Depreciation	216,340
Amortization of intangible assets	1,074,799
Amortization of deferred financing costs	102,498
Acquisition related costs	1,575,000
Payment-in-Kind (PIK) interest on Term Loan B	1,110,929
Changes in assets and liabilities:
Trade accounts receivable, net	2,414,176
Inventory	(857)
Prepaid expenses and other current assets	100,946
Accounts payable	87,744
Sales tax payable	74,288
Accrued payroll and related expenses	845,601
Accrued expenses and other current liabilities	(164,907)
Other long-term liabilities	225,000

Net cash provided by operating activities	1,969,086
Cash Flows from Investing Activities
Acquisition of Pristine Environments Inc., net of cash acquired	(17,452,601)
Purchase of fixed assets	(49,169)

Net cash used in investing activities	(17,501,770)
Cash Flows from Financing Activities
Borrowings on Term Loan A	10,000,000
Payments on Term Loan A	(100,000)
Borrowings on Term Loan B	7,499,709
Payments under other notes payable	(96,227)

Net cash provided by financing activities	17,303,482

Net Increase in Cash and Cash Equivalents	1,770,798
Cash and Cash Equivalents, beginning of period	—

Cash and Cash Equivalents, end of year	$1,749,846

Supplemental Disclosures of Cash Flow Information
Interest paid	$2,145,000

Supplemental Disclosures of Non-Cash Financing Activity
Deferred financing fees financed on Term Loan B	$614,990

The accompanying notes are an integral part of these financial statements.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 1 — Organization and Risk Factors

Organization and Nature of Operations — PE Facility Solutions, LLC (“the Company”) is a perpetual term Limited Liability Company formed in Delaware on February 3, 2017 by Great Elm Capital Corp (“Great Elm”). The Company provides customized facility maintenance services and solutions to a diverse set of organizations, including government, data centers, aerospace, secure facilities, biotech and pharmaceuticals, healthcare, higher education, and commercial real estate throughout North America.

On February 28, 2017, the Company entered into an Asset Purchase Agreement to acquire certain operating assets of Pristine Environments, Inc. (“Pristine”) for cash of approximately $18,093,000 (the “Acquisition”). Pristine provided facility maintenance services to various organizations. The Company funded the Acquisition using proceeds from its 2018 Credit Facility underwritten by Great Elm, as discussed in Note 5. The Company accounted for the Acquisition as a purchase business combination using the acquisition method of accounting. The results of operations related to the acquired net assets are reflected in the accompanying statement of operations beginning March 1, 2017.

The Company and its results of operations are subject to certain risks and uncertainties, many of which are beyond the control of the Company. Those risks and uncertainties include general economic conditions, pricing, dependence on key personnel, and competition from alternative facility services companies, among other factors. Negative trends in some or all of these factors could adversely affect the Company’s results of operations, profitability, and financial position.

Liquidity — The Company generated a net loss in 2017 and the Company has also not met certain lending covenants under the 2018 Credit Facility described in Note 5, although such non-compliance has been waived by the lender.

The Company has prepared cash flow projections for 2018 and beyond, that when combined with working capital as of December 31, 2017 of approximately $2,000,000, indicate sufficient liquidity to meet working capital needs and debt service obligations through at least March 2019. The Company also has borrowing capacity under the revolving portion of the 2018 Credit Facility up to $3,000,000, although its ability to borrow is dependent upon the level of qualified receivables and continued compliance with lending covenants. The Company’s cash flow projections are dependent upon assumptions about revenues and costs that require significant judgment. Actual results may vary from these projections. If actual results vary unfavorably from the Company’s projections, the Company may be required to curtail operations in order to conserve sufficient liquidity to meet its working capital and debt service obligations, and to remain in compliance with its lending covenants. There can be no assurance that the Company will be able to curtail operations sufficient to meet those objectives, however the lender has provided representations of its intent to waive any potential non-compliance through at least March 31, 2019.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Elements of the Company’s financial statements subject to significant estimates include the estimated fair value of assets and liabilities upon acquisition, impairment of long-lived intangible assets, the allowance for doubtful accounts, and useful lives of depreciable and amortizable assets, among others. Such

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 2 — Summary of Significant Accounting Policies—(Continued)

estimates and assumptions involve complexity and actual results could vary significantly, which could impact the amounts reported and disclosures herein.

Cash and Cash Equivalents — The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash balances primarily in area banks. Interest and noninterest bearing accounts are aggregated and insured up to $250,000 per bank by the Federal Deposit Insurance Corporation. The Company has cash balances, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes the accounts are not exposed to any significant credit risk.

Accounts Receivable — Accounts receivable are presented net of an allowance for doubtful accounts. The Company controls credit risk through credit approvals, credit limits, and customer balance monitoring. On a regular basis, the Company evaluates its accounts receivable based on customer and industry credit conditions and historical write-offs and collections, and adjusts its allowance for doubtful accounts accordingly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has recorded an allowance for uncollectible accounts of approximately $73,750 as of December 31, 2017.

Inventories — Inventories are recorded at the lower of cost or market. The Company’s inventory primarily consists of cleaning supplies and materials to be used on the customers’ premises.

Property and Equipment — Property and equipment are stated at either fair value upon acquisition or at cost. Maintenance and repairs are charged to operations as incurred; improvements and major repairs that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Amounts included in property and equipment are depreciated using the straight-line method over estimated useful lives ranging from three years to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term.

As of December 31, 2017, property and equipment consists of the following:

Cleaning equipment	$477,150
Furniture and fixtures	32,814
Leasehold improvements	36,168
Vehicles	36,018

582,150
Less: accumulated depreciation	(213,454)

Property and Equipment, net	$368,696

Depreciation expense for the period February 3, 2017 (inception) through December 31, 2017 was approximately $216,340.

Impairment of Long-Lived Assets — For the purpose of evaluating potential impairment, the Company classifies its long-lived assets in two categories: (1) tangible and intangible long-lived assets with definite lives subject to depreciation and amortization and (2) goodwill.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 2 — Summary of Significant Accounting Policies—(Continued)

Tangible and Intangible Assets Subject to Depreciation and Amortization — This category includes the carrying value of property and equipment and the carrying value of amounts assigned to trade names. The Company evaluates such assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. The carrying value of such assets is deemed recoverable if the sum of the future undiscounted cash flows associated with such assets (individually or in related groups) exceeds the carrying value. If the sum of the future undiscounted cash flows is less than the carrying value, impairment is deemed present. Impairment, if any, is then measured based on fair value. The Company has concluded that no impairment indicators were present as of December 31, 2017.

Goodwill — The Company has elected to account for goodwill and goodwill impairment in accordance with the provisions of Accounting Standards Update (“ASU”) No. 2014-02, Intangibles—Goodwill and Other (Topic 350). Under ASU No. 2014-02, a private company is permitted to amortize goodwill over a useful life that may not exceed ten years. Further, ASU No. 2014-02 permits a private company to evaluate goodwill for impairment at the entity or a reporting unit level. Lastly, ASU No. 2014-02 requires that a private company considers potential impairment of goodwill when one or more possible triggering events or indicators of impairment are present for the entity or the reporting unit. Impairment, if any, is then measured as the difference between the estimated fair value and the then carrying value of the entity or the reporting unit. The Company has concluded that there are no indicators of potential goodwill impairment as of December 31, 2017.

Deferred Financing Costs — Deferred financing costs represent fees and other related costs incurred in obtaining debt financing. Deferred financing costs associated with term loans are presented as a direct reduction to the debt instrument to which they relate and are amortized using the effective interest method over the term of the instrument. Deferred financing costs associated with revolving credit facilities are presented as an other asset and amortized straight-line over the term of the instrument.

Revenue Recognition — The Company earns revenue under long-term service contracts to provide facility maintenance services. The Company’s service commitments may be fixed for the term of the contract or variable based upon the level of time incurred and materials used. Contracts generally have a term of one to three years and are automatically renewable. Billing for fees for services under both fixed fee and time and materials arrangement normally occurs on a monthly basis as services are rendered.

The Company recognizes revenue under long-term service contracts when persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured. The Company measures the delivery of service using the proportional performance method. For fixed priced contracts with a defined and fixed monthly level of effort, revenue is recognized ratably over the term of the contract. Revenue from time and materials contracts is recognized based upon actual hours incurred multiplied by contractual billing rates and the cost of materials used in providing services. Fees billed in advance of service delivery are deferred until services are rendered.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the accompanying statement of operations.

Income Taxes — The Company has elected to be taxed as a subchapter C corporation. As a result, the Company accounts for income taxes using the asset and liability method, whereby deferred tax assets

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 2 — Summary of Significant Accounting Policies—(Continued)

and liabilities are recognized using statutory tax rates for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The Company regularly evaluates the likelihood that the deferred tax assets are recoverable by assessing whether the Company expects to have sufficient future taxable income to utilize these future deductions and credits. To the extent the Company believes the recoverability is less than likely, a valuation allowance against the deferred tax assets will be established.

The Company evaluates uncertain tax positions based on a determination of whether and how much of a tax benefit taken by the Company in its tax filing positions is more likely than not to be realized. Potential interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense. Management has concluded that no uncertain tax positions are currently present. The Company’s returns for all periods since inception are subject to review by taxing authorities.

Fair Value Measurements — The Company is required to develop fair value estimates when measuring and recording the assets acquired in the Acquisition and, when necessary, potential impairment of long-lived assets.

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board (“FASB”) has established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

•	Level 1 — Quoted prices for identical instruments in active markets.

•

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3 — Significant inputs to the valuation model are unobservable.

The Company utilizes the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Some assets and liabilities are required to be recorded at fair value on a recurring basis, while other assets and liabilities are recorded at fair value on a non-recurring basis.

Significant Customers and Concentrations — For the period February 3, 2017 (inception) through December 31, 2017, revenues from two customers represented 23 percent and 11 percent of total revenues, respectively. As of December 31, 2017, amounts owed from two different customers represented 19 percent and 16 percent of total accounts receivable, respectively.

Equity-Based Compensation — The Company is required to recognize compensation expense in the accompanying statement of operations using the fair value method for all employee stock-based awards. Fair value is determined using option pricing models for unit option awards. For restricted unit awards, fair value is determine based upon the fair value of an unrestricted unit. Measurement of the fair value of an award normally occurs on the grant date for employee based awards. Because there is no ready

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 2 — Summary of Significant Accounting Policies—(Continued)

market for the equity of the Company, the estimates of fair value of the common units or common unit options require significant judgment. The Company’s stock-based compensation is more fully discussed in Note 7.

Recent Accounting Pronouncements — In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, Identifying Performance Obligations and Licensing, which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, Narrow-Scope Improvements and Practical Expedients and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect of Topic 606 (as amended) will have on its consolidated results of operations, financial position, and cash flows.

During February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the effect that ASU No. 2016-02 will have on its consolidated results of operations, financial position, and cash flows.

Note 3 — Acquisition

On February 28, 2017, the Company acquired substantially all of the net assets of Pristine for a cash purchase price of approximately $18,093,000. The Company funded the Acquisition with the proceeds from the 2018 Credit Facility as described in Note 5.

The Company has accounted for the Acquisition as a business combination using the acquisition method of accounting as management determined that the net assets acquired constitute a business as that term is defined under U.S. GAAP. Among other things, the acquisition method requires the Company to record the identifiable tangible and intangible assets and liabilities acquired at their fair value on the date of the Acquisition, with the excess of the purchase price over the fair value of the net assets acquired recorded as goodwill. In allocating fair value to identified assets and liabilities, the Company has elected to adopt the provisions of ASU No. 2014-18, Accounting for Intangibles in a Business Combination. ASU No. 2014-18 permits the Company to subsume the fair value that would otherwise be ascribed to customer-related intangible assets and non-compete agreements into goodwill.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 3 — Acquisition—(Continued)

The following table summarizes the fair value of the net assets acquired on the date of the Acquisition:

Working capital	$4,838,309
Property and equipment	553,998
Tradename	1,871,000
Notes payable	(197,120)
Goodwill	11,026,343

$18,092,530

The goodwill recognized in the Acquisition is attributable primarily to the value of customer-related intangible assets that are subsumed into goodwill when applying the provisions of ASU No. 2014-18. The goodwill is expected to be deductible for income tax reporting purposes.

The Company estimated the fair value of current assets and liabilities approximated by their book value due to the short-term nature of the assets and liabilities. The estimated fair value of property and equipment was based on an estimate of the cost to replace such assets. The fair value of the trade name was estimated using an income approach using inputs and assumptions the Company believes a market participant would use in a hypothetical transaction for similar assets. Management considers the inputs to this calculation to be Level 3 inputs. Significant judgment is required to arrive at these estimates of fair value and changes in the assumptions used could lead to materially different results.

The Company has assigned a useful life of ten years to the trade name and goodwill based upon their estimated useful lives. The weighted average useful life of all intangibles subject to amortization upon closing of the Acquisition is ten years.

Note 4 — Intangible Assets

The following table represents the activity related to intangible assets for the period February 3, 2017 (inception) through December 31, 2017:

	Trade Name	Goodwill
Balance, February 3, 2017 (Inception)	$—	$—
Acquired in acquisition of Pristine Environments, Inc.	1,871,000	11,026,343
Amortization	(155,917)	(918,862)

Balance, December 31, 2017	$1,715,083	$10,107,481

The following table represents future amortization of intangible assets, including goodwill, as of December 31, 2017:

Year ending December 31, 2018	$1,289,734
2019	1,289,734
2020	1,289,734
2021	1,289,734
2022	1,289,734
Thereafter	5,373,893

Total amortization of intangible assets	$11,822,563

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 5 — Debt

2018 Credit Facility

In February 2017, the Company entered into a loan and security agreement (the “2018 Credit Facility”) with Great Elm that provides for term loan borrowings and a revolving line of credit. The 2018 Credit Facility, in effect as of December 31, 2017, provides for loan commitments of $10,000,000 and $7,499,709 under Term Loan A and                 Term Loan B, respectively. The Company could also borrow up to $3,000,000 under the Line of Credit subject to a borrowing base of 85 percent of eligible accounts receivable. In order to fund the Acquisition, the Company borrowed against both Term Loan A and Term Loan B. The Company also borrowed $1,000,000 against the Line of Credit but such amounts were repaid in 2017. As of December 31, 2017, $9,900,000, $9,105,000, and $0 was outstanding under Term Loan A, Term Loan B, and the Line of Credit, respectively. On March 29, 2018, the Company and Great Elm amended the 2018 Credit Facility to increase the Line of Credit to $6,000,000 and reduce the Term B Loan commitment to $6,000,000 (the “Refi”).

Amounts borrowed on Term Loan A require periodic payments of principal equal to 1 percent of the then outstanding balance at the end of each calendar year, with the remaining principal and any unpaid interest due in full on February 27, 2022 (“Maturity”). Amounts borrowed on Term Loan B and amounts borrowed under the Line of Credit, including any accrued and unpaid interest, are due in full on February 27, 2022.

Amounts due under the 2018 Credit Facility bear interest based upon one-month London Interbank Offered Rate (“LIBOR”) plus an interest margin of 11 percent, 14 percent, and 10 percent (9 percent after giving effect to the Refi) (or 12.38 percent, 15.38 percent, and 11.38 percent as of December 31, 2017) for Term Loan A, Term Loan B, and the Line of Credit, respectively. Interest on amounts borrowed on Term Loan A and the Line of Credit are due monthly. Interest on amounts borrowed under Term Loan B accrue monthly on a compounded basis but are not due until Maturity. For the period February 3, 2017 (inception) through December 31, 2017, the Company recorded interest expense of $2,207,098 under the 2018 Credit Facility. As of December 31, 2017, $106,502 of interest due on Term Loan A is accrued and included in accrued expenses and other current liabilities in the accompanying balance sheet. As of December 31, 2017, $1,110,929 of accrued but unpaid interest related to Term Loan B has been included in the carrying amount of Term Loan B in the accompanying balance sheet.

The Company incurred $614,990 in fees related to the closing of the 2018 Credit Facility. The Company funded those fees by drawing on additional borrowing capacity provided by Great Elm under Term Loan B. The carrying value of these deferred financing fees of $494,490 as of December 31, 2017 related to Term Loan A and Term Loan B is included as a direct reduction of the carrying value of the Term Loan A and Term Loan B in the accompanying balance sheet. Deferred fees associated with the Line of Credit of $18,007 as of December 31, 2017, are included in other long-term assets in the accompanying balance sheet. For the period February 3, 2017 (inception) through December 31, 2017, the Company recorded approximately $102,500 of amortization related to deferred financing fees, which are included in interest expense on the accompanying statement of operations.

Amounts outstanding under Term Loan A and Term Loan B may be prepaid at the option of the Company or may be put by the bank in the event of certain occurrences. In the event of prepayment, the Company will be required to repay all amounts outstanding plus any accrued but unpaid interest, plus a premium of up to 5 percent, of which the amount decreases over time. In connection with the Refi, Great Elm agreed to waive the prepayment premium in certain circumstances.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 5 — Debt—(Continued)

Amounts borrowed under the 2018 Credit Facility are secured by substantially all of the assets of the Company. The Company is also subject to certain covenants under the 2018 Credit Facility, including limits on the annual amount of capital expenditures, borrowing activity other than under the 2018 Credit Facility, and restrictions on certain other business activity. The Company must also maintain a certain fixed charges coverage ratio, and retain cash on hand of not less than $175,000 at any given time. As of December 31, 2017, the Company was in violation of certain covenants under the 2018 Credit Facility.

Other Notes Payable

Upon closing of the Acquisition, the Company entered into an employment agreement with an executive. Among other provisions, the Company agreed to pay the executive $1,575,000 through the issuance of a note payable (the “Executive Note”). The Executive Note requires annual principal payments of $393,750 on February 28 with all unpaid amounts due and payable on February 28, 2020. The Executive Note bears interest at a rate of LIBOR plus a margin of 10 percent (11.38 percent as of December 31, 2017). Interest is due monthly. The Executive Note may be prepaid by the Company at any time without premium, and includes certain provisions restricting certain activities of the Company. As of December 31, 2017, $1,575,000 was outstanding under the Executive Note. For the period February 3, 2017 (inception) through December 31, 2017, the Company incurred $163,500 in interest expense related to the Executive Note.

The Company is party to several notes related to the acquisition of equipment and vehicles used in operations. These notes vary in amount and duration. Interest accrues on these notes based on rates that range from 1 percent to 2 percent. As of December 31, 2017, $30,950 was outstanding under these various notes. For the period February 3, 2017 (inception) through December 31, 2017, the Company incurred interest expense of $5,690.

Notes payable consisted of the following as of December 31, 2017:

Term Loan A	$9,900,000
Term Loan B	9,105,042
Executive Note	1,575,000
Equipment and Vehicle Notes Payable	30,945

20,610,987
Less: deferred financing fees	(494,486)
Less: current maturities	(502,573)

Long-Term Portion	$19,613,928

Annual maturities of notes payable at December 31, 2017 are as follows:

Year ending December 31, 2018	$502,573
2019	503,141
2020	897,496
2021	2,736
2022	18,705,042

$20,610,988

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 6 — Members’ Capital

Under the Company’s Limited Liability Agreement dated February 3, 2017 (the “LLC Agreement”), the Company may issue two classes of units, common and preferred. Upon formation, the Company issued 83 common units to a single member for $10. No preferred units have been issued through December 31, 2017. As discussed in Note 7, the Company issued restricted common units to certain employees for the period February 3, 2017 (inception) through December 31, 2017.

Note 7 — Equity-based Awards

The Company has granted 17 restricted common units, (the “Units”) at no cost to certain executives of the Company. The Units are subject to vesting over periods ranging from one to four years of continuous service, or in the case of five of the Units, based upon the achievement of certain performance milestones. In the event of a change in control (as defined in the grant agreements) all unvested Units will automatically vest.

A rollforward of the unvested Units for the period February 3, 2017 (inception) through December 31, 2017 is as follows:

	Number of Restricted Units	Weighted Average Fair Value Per Unit
Unvested at February 3, 2017 (inception)	—	$—
Granted	17	—
Vested	(7.75)	—
Unvested at December 31, 2017	9.25	$—

The Company estimates the fair value of the Units based upon the estimated fair value of a common unit of the Company. The Company records compensation related to the Units based upon the difference in the fair value of common unit and the price paid, if any, straight-line over the service period, which is generally the vesting period.

The Company has estimated that the fair value of the Units subject to both service and performance based vesting is nominal on the grant date and through December 31, 2017, and thus has not recorded any compensation expense related to the Units.

Note 8 — Income Taxes

The Company generated a taxable loss for the period February 3, 2017 (inception) through December 31, 2017. As a result, the Company has not recorded any income tax payable or current provision. The Company is subject to certain activity-based minimum taxes in certain states. Any such, taxes are recorded in the period to which they relate and included in selling, general, and administrative expenses in the accompanying statement of operations.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 8 — Income Taxes—(Continued)

Following are the components of deferred tax assets and liabilities as of December 31, 2017:

Deferred Tax Assets (Liabilities)
Federal net operating loss carryforwards	$751,059
State net operating loss carryforward	246,891
Accounts receivable	20,126
Accrued expenses	463,477
Intangible assets	83,585
Property and equipment	3,168
Prepaid expenses	(94,404)

1,473,902
Less: valuation allowance	(1,473,902)

Total Deferred Tax Assets (Liabilities), net	$—

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realizability of deferred tax assets depends on the ability to generate sufficient taxable income of the requisite character and in the appropriate taxing jurisdictions. The Company has provided a full valuation allowance against its net deferred tax asset as of December 31, 2017 as it is not currently more likely than not that such assets can be realized.

The Company’s income taxes computed at federal statutory rates differs from the effective rate primarily as a result of the valuation allowance recorded against the net deferred tax asset as of December 31, 2017, and other permanent tax differences.

As of December 31, 2017, the Company had approximately $3,900,000 in federal and state net operating loss carryforwards (“NOLs”) that will expire in 2037. The ability to fully utilize those NOLs may be limited in the event of certain future transactions including changes in control.

Note 9 — Operating Leases

The Company leases certain property and equipment under non-cancelable operating leases, which expire at various dates through 2021. Total rent expense for the period February 3, 2017 (inception) through December 31, 2017 was approximately $339,064, which includes expenses related to short-term rentals as well as non-cancelable operating leases. Certain leases include fixed minimum increases in base rent. The Company records rent expense in these circumstances on a straight-line basis. The difference in straight-line rent expense and cash payments is recorded as deferred rent. Deferred rent of approximately $13,000 is included in accrued expenses and other current liabilities in the accompanying balance sheet as of December 31, 2017.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Note 9 — Operating Leases—(Continued)

Future minimum lease payments under operating leases as of December 31, 2017 were as follows:

Year ending December 31, 2018	$135,960
2019	97,312
2020	80,674
2021	4,871

Total Minimum Lease Payments	$318,817

Note 10 — 401(k) Plan

The Company sponsors a safe harbor defined contribution covering substantially all employees meeting minimum eligibility requirements. Employees are permitted to make elective deferrals subject to certain limitations. The Company is permitted to make annual contributions at its discretion. For the period February 3, 2017 (inception) through December 31, 2017, the Company made contributions to the plan of approximately $209,500.

Note 11 — Contingencies

Insurance

Through December 31 2017, the Company’s workers compensation insurance incorporated a form of loss sharing with the carrier in addition to premiums paid to cap the Company’s maximum liabilities. The Company provides a reserve for its portion of any claims under this policy. As of December 31, 2017, the reserve related to this workers compensation policy was $1,258,580 and is included in accrued expenses in the accompanying balance sheet. Actual claim results could vary from these estimates.

Claims

The Company is involved in litigation matters in the ordinary course of business. Although the outcome of such matters is always subject to uncertainties, management believes that the final outcome of these matters will not, individually or in the aggregate, have a material adverse effect upon the Company’s financial position, results of operations, or cash flows.

Severance Agreements

The Company has entered into employment agreements with certain executives of the Company. In the event of termination under certain conditions, the executives are entitled to cash severance payments, among other benefits. The maximum amount of severance that could be due under these agreements as of December  31, 2017 is

$752,500.

Note 12 — Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the report date of these financial statements, the date the accompanying financial statements were available to be issued.

$

GREAT ELM CAPITAL CORP.

    % Notes due 2024

PRELIMINARY PROSPECTUS

Ladenburg Thalmann	Janney Montgomery Scott

Incapital

, 2019

PART C — OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

Financial Statements

The financial statements listed in the index to consolidated financial statements to the prospectus are incorporated herein by reference.

Exhibits

Unless otherwise indicated, all references are to exhibits to the applicable filing by Great Elm Capital Corp. (the “Registrant”) under File No. 814-01211 with the Securities and Exchange Commission (the “SEC”).

Exhibit Number	Description

(a)	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on November 7, 2016)

(b)	Bylaws of the Registrant (incorporated by reference to Exhibit 2 to the Registration Statement on Form N-14 (File No. 333-212817) filed on August 1, 2016)

(d)(1)	Form of global certificate for the Notes (incorporated by reference to Exhibit (d)(1) to the Registration Statement on Form N-2 (File No. 333-227605) filed on September 28, 2018)

(d)(2)	Indenture, dated as of September 18, 2017, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to the Form 8-K/A filed on September 21, 2017)

(d)(3)	Form of Third Supplemental Indenture, by and between the Registrant and the Trustee (incorporated by reference to Exhibit (d)(3) to the Registration Statement on Form N-2 (File No. 333-227605) filed on September 28, 2018)

(d)(4)	Form T-1 of the Trustee (incorporated by reference to Exhibit (d)(4) to the Registration Statement on Form N-2 (File No. 333-227605) filed on September 28, 2018)

(d)(5)	Form of certificate of the Registrant’s common stock (incorporated by reference to Exhibit 5 to the Registration Statement on Form N-14 (File No. 333-212817) filed on August 1, 2016)

(d)(6)	Global Note (6.50% Notes due 2022), dated September 18, 2017 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed on September 19, 2017, as amended September 21, 2017)

(d)(7)	Global Note (6.50% Notes due 2022), dated September 29, 2017 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed on September 29, 2017)

(d)(8)	Global Note (6.75% Notes due 2025), dated January 19, 2018 (incorporated by reference to Exhibit (d)(1) to the post-effective amendment to the Registration Statement on Form N-2 (File No. 333-221882) filed on January 19, 2018)

(d)(9)	First Supplemental Indenture, dated as of September 18, 2017, by and between the Registrant and the Trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K/A filed on September 21, 2017)

(d)(10)	Second Supplemental Indenture, dated as of January 19, 2018, by and between the Registrant and the Trustee (incorporated by reference to Exhibit (d)(3) to the post-effective amendment to the Registration Statement on Form N-2 (File No. 333-221882) filed on January 19, 2018)

(e)	Form of Dividend Reinvestment Plan (incorporated by reference to Exhibit 13(d) to the pre-effective amendment to the Registration Statement on Form N-14 (File No. 333-212817) filed on September 26, 2016)

Exhibit Number	Description

(g)	Investment Management Agreement, dated as of September 27, 2016, by and between the Registrant and Great Elm Capital Management, Inc. (“GECM”) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 7, 2016)

(h)	Form of Underwriting Agreement (incorporated by reference to Exhibit (h) to the Registration Statement on Form N-2 (File No. 333-227605) filed on September 28, 2018)

(j)	Custodian Agreement, dated as of October 27, 2016, by and between the Registrant and State Street Bank and Trust Company (incorporated by reference to Exhibit 10.3 to the Form 10-K filed on March 30, 2017)

(k)(1)	Agreement and Plan of Merger, dated as of June 23, 2016, by and between Full Circle Capital Corporation and the Registrant (incorporated by reference to the Rule 425 filing (File No. 814-00809) on June 27, 2016)

(k)(2)	Subscription Agreement, dated as of June 23, 2016, by and among the Registrant, Great Elm Capital Group, Inc. and the investment funds signatory thereto (incorporated by reference to the Rule 425 filing (File No. 814-00809) on June 27, 2016)

(k)(3)	Administration Agreement, dated as of September 27, 2016, by and between the Registrant and GECM (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on November 7, 2016)

(k)(4)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 7, 2016)

(k)(5)	Amended and Restated Registration Rights Agreement, dated as of November 4, 2016, by and among the Registrant and the holders named therein (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 7, 2016)

(k)(6)	Confidential Separation Agreement and Release, dated as of June 4, 2018, by and between Michael Sell and GECM (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on August 10, 2018)

(l)(1)	Opinion of Jones Day (incorporated by reference to Exhibit (l)(1) to the Registration Statement on Form N-2 (File No. 333-227605) filed on September 28, 2018)

(l)(2)	Opinion of Venable LLP (incorporated by reference to Exhibit (l)(2) to the Registration Statement on Form N-2 (File No. 333-227605) filed on September 28, 2018)

(n)(1)*	Consent of Deloitte & Touche LLP, Registered Independent Accounting Firm

(n)(2)*	Consent of RSM US LLP, Registered Independent Accounting Firm

(n)(3)*	Consent of Aldrich CPAs + Advisors LLP

(n)(4)*	Consent of Baker Tilly Virchow Krause, LLP

(n)(5)	Consent of Jones Day (included in Exhibit (l)(1))

(n)(6)	Consent of Venable LLP (included in Exhibit (l)(2))

(n)(7)*	Consent of Egan-Jones Ratings Company

(n)(8)	Power of Attorney (incorporated by reference to the signature page to the Registration Statement on Form N-2 (File No. 333-227605) filed on September 28, 2018)

(r)(1)	Code of Ethics of Registrant (incorporated by reference to Exhibit 14.1 to the Form 10-K filed on March 30, 2017)

(r)(2)	Code of Ethics of GECM (incorporated by reference to Exhibit 14.2 to the Form 10-K filed on March 30, 2017)

*	Filed herewith

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and

(i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Item 26.	Marketing Arrangements

The information contained under the heading “Underwriting” in the prospectus is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution**

SEC registration fee	$6,225
Nasdaq Global Select Additional Listing Fees	45,000
FINRA filing fee	8,000
Accounting fees and expenses	142,500
Legal fees and expenses	275,000
Printing and engraving	82,500
Miscellaneous fees and expenses	40,775

Total	$600,000

**	These amounts (other than the SEC registration fee, Nasdaq fee and FINRA fee) are estimates.

Item 28.	Persons Controlled by or Under Common Control

Entity	Ownership	Jurisdiction of Organization
PE Facility Solutions, LLC	100%	Delaware
Double Deuce Lodging LLC	100%	Delaware
TFC-SC Holdings, LLC	100%	Delaware

Item 29.	Number of Holders of Securities

The following table sets forth the number of record holders of our securities at December 31, 2018.

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	10
6.50% Notes due 2022	1
6.75% Notes due 2025	1

Item 30.	Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Registrant’s charter authorizes the Registrant, and the Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and who is made, or threatened to be made, a party to, or witness in the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the Investment Company Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made, or threatened to be made, a party or witness by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Investment Manager, Administrator and Underwriter

The Investment Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GECM and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GECM’s services under the Investment Management Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GECM and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GECM’s services under the Administration Agreement or otherwise as administrator for the Registrant.

The Underwriting Agreement provides that each underwriter severally agrees to indemnify and hold harmless the Registrant, its directors and officers, and any person who controls the Registrant within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), or Section 20 of the Securities Exchange Act of 1934, as amended, from and against any loss, liability, claim, damage or expense that the Registrant or any such person may incur, insofar as the loss, liability, claim, damage or expense arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such underwriter furnished in writing by or on behalf of such expressly for use in the registration statement (or in the registration statement as amended by any post-effective amendment hereof by the Registrant) or in the prospectus contained in the registration statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in the registration statement or such prospectus or necessary to make such information not misleading.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the Investment Company Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31.	Business and Other Connections of Investment Advisor

For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of GECM, reference is made to GECM’s Form ADV, filed with the SEC under the Investment Advisers Act of 1940, as amended, and incorporated herein by reference upon filing.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act and the rules thereunder are maintained at the offices of:

1.	the Registrant, 800 South Street, Suite 230, Waltham, Massachusetts 02453;

2.	the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219;

3.	the Custodian, State Street Bank and Trust Company, 100 Huntington Avenue, Boston, Massachusetts 02116; and

4.	GECM, 800 South Street, Suite 230, Waltham, Massachusetts 02453.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

The Registrant undertakes:

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.

(a) for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, and the Commonwealth of Massachusetts, on the 5th day of April, 2019.

GREAT ELM CAPITAL CORP.

By:	/s/ Peter A. Reed
Name:	Peter A. Reed
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of April 5, 2019.

Name	Capacity

/s/ Peter A. Reed Peter A. Reed	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Keri Davis Keri Davis	Interim Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

* Mark Kuperschmid	Director

* Randall Revell Horsey	Director

* Michael C. Speller	Director

* John E. Stuart	Director

*By:	/s/ Peter A. Reed
Peter A. Reed Attorney-in-fact